Form 20-F
period 2004-05-31
International KRL Resources Corp.
filed 2004-12-03
CIK 1297467

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT

FISCAL 2004 ENDED MAY 31, 2004

   [ ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

          OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [x]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

          THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

          THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from __________ to ________

SEC Filing Number: 000-50902

INTERNATIONAL KRL RESOURCES CORP.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

475 Howe Street, #720, Vancouver, British Columbia, Canada  V6C 2B3

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of issued and outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                24,858,304

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes _xxx__  No

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits at end of Document

INTERNATIONAL KRL RESOURCES CORP.

FORM 20-F

ANNUAL REPORT

FISCAL 2004 ENDED MAY 31, 2004

TABLE OF CONTENTS

Introduction                                                                 3

Glossary                                                                     4

PART I

Item 1.  Identity of Directors, Senior Management and Advisors              14

Item 2.  Offer Statistics and Expected Timetable                            14

Item 3.  Key Information                                                    14

Item 4.  Information on the Company                                         23

Item 5.  Operating and Financial Review and Prospects                       31

Item 6.  Directors, Senior Management and Employees                         41

Item 7.  Major Shareholders and Related Party Transactions                  53

Item 8.  Financial Information                                              55

Item 9.  The Offer and Listing                                              55

Item 10. Additional Information                                             58

Item 11. Quantitative and Qualitative Disclosures About Market Risk         65

Item 12. Description of Securities Other Than Equity Securities             65

PART II

Item 13. Default, Dividend Arrearages and Delinquencies                     66

Item 14. Material Modifications to the Rights of

         Security Holders and Use of Proceeds                               66

Item 15. Controls and Procedures                                            66

Item 16. Reserved                                                           67

Item 16A.  Audit Committee Financial Expert                                 67

Item 16B.  Code of Ethics                                                   67

Item 16C.  Principal Accountant Fees and Services                           67

Item 16D.  Exemptions from the Listing Standards for Audit Committees       68

ITEM 16E   Purchases of Equity Securities by

           the Issuer and Affiliated Purchasers                             68

PART III

Item 17. Financial Statements                                               69

Item 18. Financial Statements                                               69

Item 19. Exhibits                                                           69

INTRODUCTION

International KRL Resources Corp. is organized under the laws of British Columbia, Canada.  In this Annual Report, the “Company”, “International KRL Resources Corp.”, “we”, ” and “us” refer to International KRL Resources Corp.(unless the context otherwise requires).  We refer you to the actual corporate documents for more complete information than may be contained in this Annual Report.  Our principal corporate offices are located at 475 Howe Street, #720, Vancouver, British Columbia, Canada, V6C 2B3.  Our telephone number is 604-689-0299.

BUSINESS OF INTERNATIONAL KRL RESOURCES CORP.

International KRL Resources Corp. (the “Company") is a mineral exploration company. Its main focus is on property acquisition and exploration.  The Company has interests in Ontario and British Columbia.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally in ITEM #4, “Information on the Company” and ITEM #5, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  These statements may be identified by the use of words like “plan,” “expect,” “aim,” “believe,” “project,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends.  In particular, these include statements about the Company’s strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties.  Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Annual Report under ITEM #3, “Key Information, Risk Factors” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

GLOSSARY

Adit:  A horizontal or nearly horizontal tunnel made for exploration or mining.

Alteration zones:  portions of bedrock where the mineralogic composition of the rock has been changed by physical or chemical means, especially by the actions of hydrothermal solutions.

Andesite:  A dark-colored, fine-grained volcanic rock.

Anomalies:  deviations from uniformity or regularity in geophysical or geochemical quantities.

Anomalous values:  results of geophysical or geochemical testing which deviate from the expected or calculated value.

Archean:  rocks formed during the earliest part of Precambrian time, prior to 2,500 million years before present.

Arenaceous:  Rocks with a high sand component in their make up.

Au: Gold

Base metal:  any of the more common and more chemically active metals, e.g. lead, copper and zinc.

Bedrock conductors:  portions of consolidated earth material which offers a low resistance to the passage of an electric current.

Breccia:  Rock composed of sharp-angled fragments embedded in a fine-grained matrix.

Channel Sample:  A sample taken continuously over a specified distance.

Chromium:  A metal used for corrosion-resistant steels and whose compounds have many beautiful colors.

Cross-cut:  a mining tunnel driven perpendicular to the dominant trend of a vein or ore bearing structure.

Cut-off grade:  the lowest grade of mineralized material considered economic to mine and process; used in the calculation of reserves.

Deposit:  A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves of ore, unless final legal, technical, and economic factors are resolved.

Diabase:  A dark-colored very fine grained and hard intrusive rock.

Diamond drill holes:  a drilling method whereby rock is drilled with a diamond impregnated, hollow drilling bit which produces a continuous, in-situ record of the rock mass intersected in the form of solid cylinders of rock which are referred to as core.

Differentiated:  A natural process during cooling of rocks where by one type of rock can solidify first followed by another kind.

Drive:  a mining tunnel driven parallel to the dominant trend of a vein or ore bearing structure.

Dyke:  An igneous mass injected into a fissure in rock.

Electromagnetic:  of, produced by or having to do with magnetic fields associated with currents artificially or naturally maintained in the sub-surface of the earth.

Epiclastic:  Sediments consisting of weathered products of older rock.

Feasibility Study:  a definitive engineering estimate of all costs, revenues, equipment requirements, and production levels likely to be achieved if a mine is developed.  The study is used to define the economic viability of a project and to support the search for project financing.

Felsic:  an igneous rock made up of light colored minerals; composed primarily of feldspar and silica.

Float:  Rock this is not outcrop and has been transported some distance from its source

g/t; g Au/t: Grams per metric tonne; grams gold per metric tonne.

-genic:  meaning suitable to or pertaining to, e.g. syngenetic, meaning a ore deposit formed contemporaneously with the enclosing rocks

Geochemistry:  The measurement of trace elements in naturally occurring rocks, soils and stream sediments as a means of detecting mineralization.

Geochemical sampling:  a mineral exploration method whereby samples of soil, stream sediments, rocks, etal. are collected in a systematic way and analyzed for a suite of elements.

Geological resources:  Mineralized material which in total does not constitute ore, but which may contain one or more zones of ore. Geological resources are categorized as inferred, indicated and measured according to the degree of certainty with which their grade and tonnage are known.  A geological resource is sometimes referred to as a "mineral resource".

Geophysical:  relating to the physical properties, e.g. magnetic, seismic,et.al. of the earth and rock materials.

Gold or Au:  A gold metallic element that is ductile and very malleable.  This precious metal has industrial applications a well as being monetary value and used in jewelry.

Gossan:  Brown to orange to red colored rocks and soil, where the color is due to weathering sulphides.

Grade:  the amount of valuable mineral in each tonne of ore, expressed as ounces per ton or grams per tonne for precious metal and as a percentage by weight for other metals.

Grab Sample:  Sample of selected rock or saprolite collected at random from within a restricted area of interest.

Grid:  a systematic array of points or lines; e.g. a rectangular pattern of pits, boreholes or data collection locations used in mineral exploration.

Ground magnetic survey:  a mineral exploration method involving the use of hand held magnetometer instruments which measure the intensity of the earth’s magnetic field.  The survey usually takes the form of a regular pattern of parallel lines designed to cover the survey area with the objective of identifying magnetic anomalies, which may be indicative of hidden mineralization.

Hanging wall:  the overlying side of a fault, ore body, or mine working, in particular the wall rock above a fault or inclined vein.

Heap leach:  a relatively inexpensive processing method based on hydrometallurgical technology, whereby crushed rock is placed on an impermeable liner and is sprayed with a cyanide solution.  The resulting gold bearing liquid is collected and the gold is recovered employing conventional technologies culminating in smelting and doré production.

Hectare:  A unit of area in the metric system equal to 100 acres, or 10,000 square meters, and the equivalent of 2.471 acres in British Imperial and U.S. Customary measure.

Heterolithic:  Composed of fragments of several different rock types.

Host rock:  a volume of rock within which the ore body occurs.

Hydrogeological studies:  studies concerning the occurrence, movement and condition of ground water.

Hydrothermal solutions:  heated water, with or without demonstrable association with igneous processes.

Indicated resource:  That material for which tonnage and grade are computed partly from specific measurements, samples or production data and partly from projection for a reasonable distance on geological evidence and for which the sites available for inspection, measurement and sampling are too widely or otherwise inappropriately spaced to outline the material completely or to establish its grade throughout.

Inferred resource:  That material for which quantitative estimates are based largely on broad knowledge of the geological character of the deposit and for which there are few, if any, samples or measurements and for which the estimates are based on an assumed continuity or repetition for which there are reasonable geological indications, which indications may include comparison with deposits of similar type and bodies that are completely concealed may be included if there is specific evidence of their presence.

In-situ-resource:  a tonnage of mineralized rock of intrinsic economic interest, the grades and limits of which are known with a specified degree of knowledge, expressed in terms of the material as it exists in the ground prior to mining.

IP (induced polarization):  a geophysical technique for detecting buried disseminated sulphides through the application to the ground of electrical currents.

IP survey:  systematic completion of IP on a grid over the area of interest.

Intrusive:  Rock mass formed below the earth’s surface from magma, which has intruded into a pre-existing rock mass.

Komatiite:  A volcanic rock with distinctive texture.

Lead or Pb:  A soft, bluish metal that is ductile, heavy and acid resistant.

Limestone:  A rock composed principally of calcium carbonate, used as an essential ingredient in making cement.

Lineament:  a linear feature in the earth’s crust generally coincident with a geological fault.

Lithogeochemical:  relating to the trace element and major oxide chemistry of rocks to define alteration systems associated with mineralization.

Lithological contact:  a boundary between two different rock types.

Lode:  a tabular or vein-like deposit of valuable minerals between well defined walls of rock.

Mafic:  an igneous rock composed chiefly of one or more ferromagnesian (containing iron and magnesium), dark colored minerals.

Mafic-ultramafic:  A dark colored intrusive rock.

Magnetic: having the property of attracting iron or steel, like a magnet.

Measured resource:  That material for which tonnage and grade are computed from dimensions revealed in outcrops or trenches or underground workings or drill holes and for which the grade is computed from the results of adequate sampling, and for which the sites for inspection, sampling and measurement are so spaced and the geological character so well defined that the size, shape and mineral content are established and for which the computed tonnage and grade are judged to be accurate within stated limits.

Metamorphosed:  a term used to describe a rock mass which has been subjected to metamorphism.  Metamorphism is a geological process where the original mineral composition of a rock is changed or metamorphosed in response to local or regional scale changes in temperature, pressure and the action of chemically active fluids.

Metamorphism:  A natural process of heat and compression that changes rocks.

Metagabbro:  A gabbro that has been metamorphosed.

Metapyroxenite:  A pyroxenite that has been metamorphosed.

Metasediments:  sedimentary rocks, which are rocks formed out of the consolidation of sediment settled out of water, ice or air, which have been metamorphosed.

Mineralization:  the process by which a mineral or minerals, usually metals, are introduced into a rock, resulting in an economically valuable or potentially valuable deposit.  Also refers to mineral-bearing rock that has been identified by widely spaced drilling.

Mineralized material:  a mineralized volume of rock which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration.  Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Net Smelter Return:  A royalty payment made by a producer of metals based on gross mineral production from the property, less deductions of certain limited costs including smelter, refining, transportation and insurance costs.

Nickel or Ni:  A white metallic metal, very malleable and ductile, largely used in alloys because of its corrosion resisting property.

NSR:  Net smelter return.

Ore:  rock that contains one or more minerals or metals, at least one of which has commercial value and which can be recovered at a profit.

Ore body:  a continuous volume of mineralized material which may be economic and feasible to mine.

Outcrop:  Bedrock that is exposed at surface, and is not covered by soil or other material.

Overburden:  barren rock material, usually unconsolidated, overlying a mineral deposit and which must be removed prior to mining.

Palladium or Pd:  A silver-white metallic chemical element.  The metal and its alloys is used in electrical contacts, precision instruments and jewelry and as a catalyst in the chemical industry particularly for automobile exhaust systems to help control pollution.

Phanerozoic:  that part of geologic time for which, in the corresponding rocks, the evidence of life is abundant; geologic time from 570 million years ago to the present.

Phanerozoic Basin:  a general term for a depressed, Phanerozoic aged sediment filled area.

Placer mining:  the extraction of gold from loosely consolidated material, often a riverbed.

Platinum or Pt:  A silver-white metallic chemical element. It has a high melting point and is resistant to chemical attack.  The pure metal and its alloys are used in jewelry, electrical contacts, in laboratories as an acid resistant material and as an important catalyst.

PGM:  Platinum group metals, which includes platinum, palladium, ruthenium, osmium, rhodium and iridium.

Proterozoic:  Rocks formed between 1 and 2.2 billion years ago.

Pyrite:  A gold colored rock composed of iron and sulphur.

Pyroclastic:  Material ejected into the air from a volcanic vent.

Pyroxenite:  A dark rock composed of the mineral pyroxene.

Quartz or qtz:  A very common hard rock forming mineral, generally clear to white but can be a variety of colors.

ppb:  Parts per billion.

ppm:  Parts per million.

Probable reserves:  reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are further apart or otherwise less adequately spaced.  The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Proterozoic:  the second oldest geological period after Archaean.

Proven reserves:  reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, working or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling, and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well-established.

Plutonic rocks:  a rock formed at considerable depth below the earth’s surface by crystallization of magma.

Raking:  angle between a linear feature and the horizontal measured in the plane that contains the two.

Reserve:  that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

Reverse circulation drilling:  a type of rotary drilling that uses a double-walled drill pipe.  Compressed air, water or other drilling medium is forced down the space between the two pipes to the drill bit and the drilled chips are flushed back up to the surface through the center tube of the drill pipe.

Reverse circulation holes:  a drilling method employing dual walled drill rods fitted with either a hammer or rotary drilling bit.  The pressurized drilling fluid (air or water) travels down the outer annulus and the return fluid travels up the center of the drill rod carrying the sample of rock chips and dust-sized particles to the surface.

Saprolite:  Rock that has weathered to clay; but, is in place and has not been moved by erosion or other forces.

Schist:  a metamorphic rock characterized by a well-developed parallel orientation of more than 50% of the minerals present.

Scree:  Boulders and related debris which has fallen or slid down a steep embankment, hill or cliff.

Sediments:  Rocks, which are composed of various proportions of clay, silt, sand, gravel and pebbles.

Sedimentary:  formed by the deposition of solid fragmented material that originates from weathering of rocks and is transported from a source to a site of deposition.

Shearing:  the resulting action from stresses that cause or tend to cause contiguous parts of a body to slide relatively to each other in a direction parallel to their plane of contact.

Shear zones:  linear areas of weakness along which a failure occurred whereby the portion of mass on one side of the area slides past the portion on the opposite side and which often form conduits for mineralizing fluids.

Silver or Ag:  A white metallic element that is ductile, malleable and capable of high polish. This precious metal has major industrial applications in photography, x-ray films, electronics and electrical contacts, batteries, brazing alloys, catalysts, mirrors, jewelry and sterling ware.

Stock:  An intrusive body that is very approximately circular and generally less than 100m to 200m across.

Stockwork: a mineral deposit in the form of a branching or interlocking network of veinlets.

stockwork of quartz veins:  a crosscutting network of fractures filled with quartz.

Strata:  A section of a formation that consist throughout of essentially the same kind of rock.

Stratigraphy:  the arrangement of rock strata, especially as to geographic position and chronological order of sequence.

Strike:  geological measurement of the direction of a horizontal line on the surface of the bed.

Stripping ratio:  ratio of waste to ore.

Sulphides:  A rock whose dominant component is the element sulphur.

Supracrustal rocks:  rocks that overlie the basement.  Basement is defined as a complex of undifferentiated rocks that underlies the oldest identifiable rocks in the area.

Tectonic: pertaining to the forces involved in, or the resulting structures or features of the large scale architecture of the upper part of the Earth’s crust.

Tectonized:  a rock mass that has been severally modified by folding and/or faulting.

Tertiary:  that portion of the geologic sedimentary section younger than the Cretaceous and older than the Quaternary ranging in age from approximately 55 million to 2 million years old.

ton: Short ton (2,000 pounds).

tonne: Metric tonne (1,000 kilograms).

Tuff:  A rock formed by volcanic fragments generally less than 4 mm.

Vein:  sheet-like body of minerals formed by fracture filling or replacement of the host rock.

VLF (very low frequency):  a geophysical technique which utilizes the magnetic components of the electromagnetic field generated by long distance radio transmitters to delineate geological structures.

VMS (volcanogenic massive sulfide) deposits:  deposits of base and precious metals were formed as layers at the bottom of bodies of water from sulfur-rich material erupted during volcanic activity

Volcanic:  pertaining to the activities, structures or rock types of a volcano.

Winze:  a vertical shaft in a mine sunk or excavated from top to bottom.

Zinc or Zn:  A bluish-white metallic element resistant to atmospheric corrosion.

CONVERSION TABLE

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Feet Meters Miles Kilometers Acres Hectares Grams Ounces (troy) Tonnes Short tons Grams per tonne Ounces (troy) per tonne	Meters Feet Kilometers Miles Hectares Acres Ounces (troy) Grams Short tons Tonnes Ounces (troy) Grams per tonne	0.305 3.281 1.609 0.621 0.405 2.471 0.032 31.103 1.102 0.907 0.029 34.438

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

--- No Disclosure Necessary ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

--- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2004/2003 ended May 31st were derived from the financial statements of the Company that have been audited by Manning Elliott, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report. The selected financial data of the Company for Fiscal 2002, ended May 31st was derived from the audited financial statements of the Company, included with the Company’s registration statement. The selected financial data of the Company for Fiscal 2001/2000 ended May 31st was derived from the audited financial statements of the Company; these financial statements are not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	Fiscal Year Ended 5/31/04	Fiscal Year Ended 5/31/03	Fiscal Year Ended 5/31/02	Fiscal Year Ended 5/31/01	Fiscal Year Ended 5/31/00

Revenue	Nil	Nil	Nil	Nil	Nil
Net Income (Loss)	($520)	($411)	($150)	($159)	($183)
(Loss) per Share	($.03)	($0.04)	($0.02)	($0.01)	($0.01)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Wtg. Avg. Shares (000) 2c)	17,971	10,704	6,760	15,889	18,343

Working Capital	$480	($16)	($35)	($62)	$138
Long Term Debt	Nil	Nil	Nil	$111	$67
Shareholders’ Equity	$3,677	$2,612	$2,006	$1,743	$1,543
Total Assets	$3,755	$2,710	$2,045	$1,928	$1,646

US GAAP Net Loss	($1,034)	($993)	($277)	N/A	N/A
US GAAP Loss per Share	($.06)	($0.09)	($0.04)	N/A	N/A
US GAAP Avg Shares	17,971	10,704	6,760	N/A	N/A

US GAAP Equity	$529	$6	($30)	N/A	N/A
US GAAP Total Assets	$607	$104	$10	N/A	N/A

(1)  Cumulative Net Loss since incorporation through 5/31/2004 under US GAAP was ($8,575,452).

______________________________________________________________________________

______________________________________________________________________________

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 sets forth the exchange rates for the Canadian Dollar at the end of the five most recent fiscal years ended, the average rates for those periods, and the range of high and low rates for those periods.  The data for each month during the most recent six months is provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

                                             Average     High     Low    Close

------------------------------------------------------------------------------

October 2004

   1.27

1.22

  1.22

September 2004

   1.31

1.26

  1.26

August 2004                                              1.33     1.30    1.31

July 2004                                                1.34     1.31    1.33

June 2004                                                1.38     1.34    1.34

May 2004                                                 1.40     1.36    1.37

------------------------------------------------------------------------------

Fiscal Year Ended 5/31/2004                     1.35     1.48     1.30    1.31

Fiscal Year Ended 5/31/2003                     1.38     1.60     1.51    1.47

Fiscal Year Ended 5/31/2002                     1.57     1.61     1.51    1.60

Fiscal Year Ended 5/31/2001                     1.51     1.58     1.45    1.60

Fiscal Year Ended 5/31/2000                     1.47     1.51     1.44    1.45

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 3 sets forth the capitalization and indebtedness of the Company as of 11/15/2004.  As of 11/15/2004, the Company had cash and cash equivalents totaling $20,026.  The Company has no significant debt outstanding as of 11/15/2004 and had issued and outstanding common-voting shares of 24,858,304.

Table No. 3

Capitalization and Indebtedness

November 15, 2004

______________________________________________________________________________

______________________________________________________________________________

CAPITALIZATION
24,858,304 Common–voting shares issued and outstanding	9,540,851
Contributed Surplus	46,642
TOTAL CAPITALIZATION	9,540,851

As of 11/15/2004
Stock Options Outstanding:	1,725,000
Warrants Outstanding:	6,180,000
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

3.C.  Reasons For The Offer And Use Of Proceeds

--- No Disclosure Necessary ---

Risk Factors

Cumulative Unsuccessful Exploration Efforts By International KRL Resources’ Personnel Could Result In the Company Having to Cease Operations:

The expenditures to be made by International KRL Resources Corp. in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in International KRL Resources Corp. having to cease operations.

International KRL Resources Corp. Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations:

The properties in which International KRL Resources Corp. has an interest or the concessions in which the International KRL Resources Corp. has the right to earn an interest are in the exploratory stage only and are without a known body of ore. If International KRL Resources Corp. does not ultimately find a body of ore, it would have to cease operations.

There is No Guarantee of Clear Title to Any of the Mineral Properties to which International KRL Resources Corp. has an Interest:

Unregistered agreements or unregistered transfers of title could cause International KRL Resources Corp. to forfeit its interests in one or more of its property interests. Forfeiting an interest in a property would result in significant capital losses to International KRL Resources.

Mineral Prices May Not Support Corporate Profit for International KRL Resources:

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale of same. If a profitable market does not exist International KRL Resources Corp. could have to cease operations.

International KRL Resources Corp. has No Positive Cash Flow and No History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders:

None International KRL Resources’ properties have advanced to the commercial production stage and the Company has no significant history of earnings or positive cash flow from operations. The cumulative loss through August 31, 2004 since the Company’s inception, according to U.S. GAAP, is ($9,156,258). The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the company has been through the sale of its common-voting shares. Any future additional equity financing would cause dilution to current stockholders.

As of November 15, 2004, International KRL Resources Corp. had 1,725,000 share purchase options outstanding and 6,180,000 share purchase warrants outstanding.  If all of the share purchase warrants and share purchase options were exercised, the number of common-voting shares issued and outstanding would increase from 24,858,304 to 32,763,304.  This represents an increase of 32% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of International KRL Resources Corp. Could Be In An Amount Great Enough to Force the Company to Cease Operations:

The current and anticipated future operations of the Company including further exploration activities requiring permits from various Canadian governmental authorities.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by International KRL Resources.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force International KRL Resources Corp. to cease operations.

Operating Hazards and Risks Associated with the Mining Industry Could Result in International KRL Resources Corp. having to Cease Operations:

Resource exploration activities generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage.  International KRL Resources Corp. may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force International KRL Resources Corp. to cease operations.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of International KRL Resources Corp. and Shareholders Could Find It Difficult to Sell Their Stock:

The Company’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common-voting shares in the United States and shareholders may find it more difficult to sell their shares.

International KRL Resources Corp. is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploiting mineral properties, the nature of International KRL Resources’ business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  International KRL Resources’ growth will depend, on the efforts of its Senior Management, particularly its President and Chief Executive Officer, Seamus Young; its Chief Financial Officer, Judith T. Mazvihwa. Loss of these individuals could have a materially adverse effect on the Company.  International KRL Resources Corp. has no key-man life insurance on the Senior Officers or Directors.

Control by Principal Stockholders, Officers and Directors Could Adversely Affect Stockholders of International KRL Resources

The Company’s Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to International KRL Resources’ stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control the Company’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of International KRL Resources, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company’s stock.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Stockholders of International KRL Resources

Because the success of International KRL Resources Corp. is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common-voting shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against International KRL Resources Corp. or Our Its Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against International KRL Resources.  The Company is a corporation incorporated in Canada under the Company Act of the Province of British Columbia. All or substantial portions of the directors’ assets are located outside of the United States.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

  a) Where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

  b) The judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

  c) The judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

  d) A dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

  e) The outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

  f) The judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

  g) There has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a "foreign private issuer”, International KRL Resources Corp. is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common-voting shares by insiders may result in shareholders having less data.

Foreign Operations:

The Company’s foreign activities are subject to the risk normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, limitations on repatriation of earnings, foreign taxation, laws or policies of particular countries, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risk that could cause exploration or development difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation.  Foreign operations could also be adversely impacted by laws and policies of the United States affecting foreign trade, investment and taxation.  The Company currently has exploration projects located in Canada.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Company’s executive office is located at:

   Suite 720 – 475 Howe Street

   Vancouver, British Columbia, Canada V6C 2B3

   Telephone: (604) 689-0299

   Facsimile: (604) 689-0288

   Website: www.krl.net

   Email: info@krl.net

The contact person is: Mr. Seamus Young, President and Chief Executive Officer

The Company's fiscal year ends May 31st.

The Company's common-voting shares trade on the TSX Venture Exchange in Toronto under the symbol "IRK".

The authorized share capital of the Company consists of 100,000,000 common shares without par value. As of May 31, 2003 there were 14,262,546 common shares issued and outstanding. As of May 31, 2004 (the most recently completed fiscal period) there were 22,693,306 common shares issued and outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

The Company was incorporated on July 10, 1978 under the name Kingdom Resources Ltd. pursuant to the requirements of the British Columbia Company Act. The Company’s original authorized capital consisted of 5,000,000 no par value common shares.

On September 4, 1981 the Company’s authorized capital was increased to 10,000,000 no par value common shares.

On November 27, 1989 the Company completed a share consolidation on a one new share for three old shares basis resulting in an authorized share capital of 3,333,333 no par value common shares, of which 1,116,126 shares were fully paid and issued.  Also on November 27, 1989 the Company name was changed to “KRL Resources Corp.” and the authorized capital was increased to 10,000,000 no par value common shares.

On September 16, 1991 the Company’s authorized capital was increased to 50,000,000 no par value common shares.

On March 6, 2002 the Company completed a share consolidation on a one new share for five old shares basis resulting in an authorized share capital of 20,000,000 no par value common shares, of which 5,816,784.4 common shares were fully paid and issued. Also on March 6, 2002 the Company name was changed to “International KRL Resources Corp.” and the authorized capital was increased to 100,000,000 no par value common shares.

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common-voting shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

____________________________________________________________________________________________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares (Pre-consolidation)	Capital Raised
	Private Placement (1) Broker Commission (2) Private Placement (3) Exercise of share purchase warrants (4) Exercise of stock options (5) Payment for mineral property (6)	2,855,500 100,000 4,815,000 248,760 151,500 160,000	$428,325 $15,000 $963,000 $172,100 $30,300 $29,000
Fiscal 2005	Private Placement (7)	2,100,000	$420,000

(1)

This private placement consisted of the sale of 729,000 Flow-Through Units and 2,126,500 Non-Flow-Through Units were sold through Canaccord Capital Corporation, as agent, at a price of $0.15 per Flow-Through and Non-Flow-Through Unit. Each Flow-Through Unit consisted of one flow-through common share and one-half of one Warrant.  Each Non-Flow-Through Unit consisted of one non-flow-through common share and one Warrant.  One whole Warrant entitled the holder to purchase one additional non-flow-through common share at a price of $0.18 per for a period of 12 months from closing.  The Issuer also issued 100,000 common shares and 571,000-share purchase warrants to Canaccord Capital Corporation in connection with the offering.  These warrants have the same terms of the other warrants.

(2)

These shares were issued to Canaccord Capital in consideration for their assistance in facilitating this private placement financing.

(3)

This private placement consisted of the sale of 815,000 Flow-Through Units and 4,000,000 Non-Flow-Through Units. Each Flow-Through-Unit consisted of one flow-through common share and one warrant entitling the holder to purchase an additional flow-through-share at a price of $0.20 for a period of 12 months. Each Non-Flow-Through Unit consisted of one common share and one warrant entitling the holder to purchase one additional common share at a price of $0.20 for 24 months. The Issuer issued 100,000 common shares to Canaccord Capital Corporation as consideration for waiver of their right of first refusal to provide this financing.

(4)

During the year the Company issued 248,760 common shares as a result of the exercise of share purchase warrants at a price of $0.18 for total cash consideration of $172,100.

(5)

(6)

During the year the Company issued 151,500 common shares as a result of the exercise of incentive stock options at a price of $0.20 for total cash consideration of $30,300.

(7)

During the year, the Company issued 160,000 shares pursuant to   property acquisition option agreements. This payment relates to the Copper Hill Project located in Ontario referred to in Note 6(a) to the Financial Statements for the Years Ended May 31, 2004 and 2003.

(8)

This private placement consisted of the sale of 2,100,000 Flow-Through (FT) Units sold through Canaccord Capital Corporation and Dundee Securities Corporation, as agent, at a price of $0.20 per FT Unit. Each FT Unit consisted of one flow-through common share and one-half of one Warrant.  One whole Warrant entitled the holder to purchase one additional non-flow-through common share at a price of $0.25 per share for a period of 12 months from closing.

Capital Expenditures

Fiscal Year
Fiscal 2002	Nil
Fiscal 2003	$21,538
Fiscal 2004	$47,508
Fiscal 2005 to date	$12,310

Plan Of Operations

Source of Funds for Fiscal 2005

The Company’s primary source of funds since incorporation has been through the issuance of equity.  Currently the Company does not have operating revenues, and the Company does not anticipate generating any, during the next year.  As of 5/31/2004, the Company had working capital of $480,450. At 11/15/2004, the Company had 1,725,000 outstanding stock options (1,195,000 with an exercise price of $0.20 and 530,000 with an exercise price of $0.25).  At 11/15/2004, the Company had 6,180,000 outstanding share purchase warrants (4,815,000 with an exercise price of $0.20 and 1,365,000 with an exercise price of $0.25). The Company has had discussions with third parties about additional equity offerings and/or loans; but the talks as of 11/15/2004 were preliminary.

Use of Funds for Fiscal 2005

During Fiscal 2005, the Company estimates that it might expend $400,000 on general/administrative expenses.  During Fiscal 2005, the Company estimates that it might expend $1,000,000 on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees

The Company has no plans to add any additional permanent personnel.  Management anticipates that any property exploration efforts will be carried out by outside contractors and employees hired on a project basis.

4.B.  BUSINESS OVERVIEW

Historical Corporate Development

For the past three years, the Company has been active in mineral exploration work in Canada in the provinces of Ontario and British Columbia. The Company is currently concentrating the majority of its efforts on its Copper Hill Property, which is located in Ontario. The Company has been inactive for the past three years on its Bear River Project, which is located in the Skeena Mining Division in British Columbia; however, management plans to carry out exploration work on this project during Fiscal 2005.

During Fiscal 2002 the Company acquired a 100% interest in seven mining claims (68 units) contiguous with its Copper Hill Project. The company acquired it interest in these claims from Charles Webster, an unrelated party, by paying Mr. Webster 50,000 shares of its common stock. The Company also did fieldwork in the Golden Sylvia area of the Copper Hill Project. This fieldwork consisted of geological mapping; detailed rock sampling and exploratory drilling.

The shareholders of the Company approved a name change from KRL Resources Corp. to International KRL Resources Corp. on December 7, 2001 and at the same time approved a consolidation of the Company’s issued and unissued common shares on a basis of five old shares for one new share. Both the name change and the share consolidation became effective on March 6, 2002 with the approval from the TSX Venture Exchange.

During Fiscal 2003, the Company continued exploration work on its Copper Hill Project. On October 9, 2002, the Company sold 1,300,000 units for gross proceeds of $195,000. These funds were used for further exploration work on the Golden Sylvia portion of the Copper Hill Project. After three months of work, on January 6, 2003, the Company announced that it had completed this program and would begin to drill test the results of the findings. A 1500-meter drill hole program was started on February 13, 2003. This program consisted of ten drill holes, five of which were completed by March 3, 2003. An additional three drill holes were completed by the end of March 2003. The Company announced at the end of March 2003 that the drill program had been expanded from 1500 meters to 2500 meters and would consist of twelve drill holes. This program was completed on April 15, 2003.

During Fiscal 2004 the Company continued work on the Copper Hill Project. On October 30, 2003, the Company announced that it had begun a new drill program on the Jude Zone (formerly called the Golden Sylvia Zone) and the adjacent Golden Sylvia Iron Formation Zone. Four drill holes were completed by November 5, 2003.  Two of these were on the Jude Zone and two were on the Golden Sylvia Iron Formation Zone. Two additional drill holes were completed on the Golden Sylvia Iron Formation Zone by November 13, 2003.

On November 17, 2003, management announced that they planned to expand their exploration program at the Copper Hill Project to include searching for nickel.

On December 1, 2003, the Company announced that it had received assay data for all of the drill holes completed during the program announced on October 30, 2003, on both the Jude Zone and the Golden Sylvia Iron Formation Zone. The Golden Sylvia Iron Formation Zone was the main focus of this particular drill program and, because of the results obtained from the drilling; management decided that the Company would continue a systematic exploration program to fully evaluate the Zone along strike and at depth.

On December 2, 2003, the Company announced that it had acquired an additional ten kilometers of unexplored iron formation located to the south, southeast of the Golden Sylvia Iron Formation Zone.

On December 9, 2003, the Company announced that it had entered into an agreement to acquire an additional forty-seven mineral claims in the area.

On January 29, 2004 RAB Special Situations L.P., an unrelated financial institution located in the United Kingdom, announced that it had subscribed for 3,900,000 units of the Company at a price of $0.20 per share. Each unit consisted of one common share and one non-transferable share purchase warrant which entitled RAB Financial to purchase an additional share at a price of $0.20 for a period of one year. (This transaction took place off the market by way of a private placement.)

On February 9, 2004, the Company announced that it had entered into an option agreement with a private unrelated company called Hemlo North Shore Inc. to jointly explore the Decker Claim Block located in the northeast portion of the Company’s Copper Hill Property. Under the terms of this agreement, Hemlo North Shore Inc. agreed to spend a total of $1.2 million on the project over a four-year period to earn a 50% interest in the Decker Claim Block with a minimum annual commitment of $300,000 per year. On February 18, 2004, the Company and Hemlo North Shore Inc. began a 1040-meter drill program on the project.

The Company flew a high-resolution, fixed-wing airborne geophysical survey on the Copper Hill Project in March 2004.

On March 25, 2004, the Company announced that it had completed a 1009 meter drill program, consisting of five drill holes, on the LG Zone located with the Copper Hill Project as well as three drill holes on the Tiger Zone, which is located approximately 300 meters to the south-east. The Company will use the results of this drill program to plan further exploration activity in this area once they are available.

On June 10, 2004, the Company started a reverse circulation-drilling program on the Golden Sylvia Iron Formation Zone located within the Copper Hill Project. This program consists of nine vertical reverse circulation drill holes totaling 1,115 meters.  On June 24, 2004, the Company had completed eight of the nine drill holes and drilling the ninth hole.  All of the drill holes, which were completed, were drilled to a depth of approximately 100 meters.

On October 1, 2004, the Company completed the reverse circulation drill program on the Golden Sylvia Iron Formation Zone located within the Copper Hill Project. The program consisted of a total of 53 reverse circulation drill holes. All the reverse circulation drill holes, were drilled to a depth of approximately 100 meters.

United States vs. Foreign Sales/Assets

The Company generated no revenue during the last three years.

At 5/31/2004, 5/31/2003, and 5/31/2002, respectively: all of the Company’s assets were located in Canada.

Material Effects of Government Regulations

The current and anticipated future operations of the Company, including further exploration activities require permits from Canada’s governmental authorities.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

--- No Disclosure Necessary ---

4.C. Organization Structure

International KRL Resources Corp was incorporated under the Company Act of the Province of British Columbia on July 10, 1978 under the name Kingdom Resources Ltd. On November 27, 1989 the name was changed to KRL Resources Corp. and on March 6, 2002, the name was changed to International KRL Resources Corp.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 1,500 sq. ft. at Suite 720, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3.  The Company began occupying these facilities in June 2004.  Monthly rent is $2,000.

Other property and equipment are not material to the Company’s operations.

The Company is concentrating all of its efforts in Canada. What follows is a discussion of the Company’s interests in Canada.

The Shinning Tree/Copper Hill/Golden Sylvia Property (Copper Hill Property)

Acquisition Details

The Company owns or has the option to acquire a 100% interest in mining claims and leased claims comprising 948 contiguous units covering approximately 37,920 acres of Provincial Crown lands. The claims were acquired either by staking or pursuant to numerous property acquisition agreements entered into by the Company since 1991. All of these claims are in good standing through 2004. The property acquisition agreements are described below:

Property Description and Location

This property is located in the Canadian province of Ontario and covers portions of the MacMurchy, Kelvin, Fawcett, Tyrell, Natal, Leonard and Churchill Townships. The claims are approximately 54 miles south of the city of Timmins and are within 3 miles of the junctions of the Grassy Lake Road and Canadian Highway 560.

Local Resources, Infrastructure and Physiography

Most of the claims on this property are accessible by existing paved or gravel roads.

The topography on the property is of moderate relief of about 75 meters with rounded rock knolls covered in part by glacial gravel and sand deposits and separated by cedar swamps.  Approximately 50% of the property is covered by mature pine forest, large parts of which have recently been logged.

The climate is typical of northern Ontario, in that it is very cold in the winter and warm in the summers.  The precipitation is moderate.

Future Plans by International KRL Resources

The Issuer is currently engaged in exploratory work on the Copper Hill Property. A high-resolution, fixed-wing airborne geophysical survey was flown during February and March, 2004. The Issuer subcontracted this work to Fugro Airborne Surveys, an unaffiliated party. The purpose of this work was to assist ongoing exploration efforts and to generate additional exploration targets.

A reverse circulation drill program consisting of 53 holes was carried out between June 2004 and October 2004.

Since October 1, 2004 the Company has had two geologists and an assistant prospecting and mapping the results of the Fugro high resolution fixed-wing airborne geophysical survey carried out on the Copper Hill Project.

The Company plans to continue its exploration work on the Copper Hill Property through the end of calendar 2004.  Based on the results of this work, management will then formulate a work program for 2005.

Bear River Property

The Company owns a 100% interest in three mineral claims, representing 31 units, located in the Skeena Mining Division of British Columbia.

The Company plans to carry out a limited geophysics program, followed by a diamond drill program in the same area as the best holes drilled in 2002.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 05/31/2004, 05/31/2003, and 05/31/2002 should be read in conjunction with the financial statements of the Company and the notes thereto.

During Fiscal 2004, the Company raised $1,391,325 through the sale of 7,670,500 units as described in the financial statements. Subsequent to the year end of Fiscal 2004, the Company raised $420,000 through the sale of 2,100,000 units, details of which are given in the financial statements. All the Company’s exploration efforts were expended on the Copper Hill Project. The work consisted primarily of exploratory drilling.

The Company’s principal business is the exploration and development of resource properties.  The Company is continually investigating new exploration opportunities, and exploration is carried out on properties identified by management of the Company as having favorable exploration potential.  The Company advances its projects to varying degrees by prospecting, mapping, geophysics, and drilling until it decides either that the property has limited exploration potential and should be abandoned or that work on the property has reached a stage where the expense and risk of further exploration and development dictate that the property should be optioned to a third party.  The resource exploration business is high risk and most exploration projects do not reach a commercial stage of operations.

Operating Results

Fiscal 2004 Ended 5/31/2004 versus Fiscal 2003

The Company has no producing properties and consequently has no operating income or cash flow from its mineral properties.  Exploration expenditures are capitalized as incurred until and unless it is determined that the property is to be abandoned.  At that time all capitalized costs of the property are written off to operations in the current period.

Net loss increased in 2004 by approximately $110,000 over the net loss for the prior year.  For the most part, this increase is represented by administration expense increases.

Administration expenses increased by approximately $130,000 over the previous year.  This was largely due to an increased effort by management to communicate to investors and to raise new capital, increased filing fees and new stock-based compensation rules.  The reduction in financing fees was due to more direct investments in the Company.  The new investor relations caption represents costs of in-house investor relations consultants.  Legal fees were lower mainly due to a title search and opinion carried out in the previous year.  Promotion and travel costs increased as management attended more mining conventions than the prior year and had greater representation.  This caption also includes additional costs in support of the new investor relations personnel.  Stock exchange and filing fees increased substantially due to registration with the Securities and Exchange Commission (“20F registration”) which was completed subsequently to the year-end.  The new caption, stock-based compensation, represents the value of stock options granted to directors, employees and consultants.  As noted in the financial statements, the Black-Scholes method was used to value these options at a weighted average amount of $0.03 per share.  These amounts have no effect on the cash flow of the company.  No amount was recorded in the prior year as the requirement to record these amounts, by the CICA, only came into effect in the current year.

The operator management fees represent fees earned under an option agreement signed during the year that optioned out 50% of the Company’s interest in the Decker Claim Block of the Copper Hill property.  Pursuant to this agreement, the optionee is to fund a total $1.2 million worth of exploration on the property, including a supervision fee to the Company for supervising the exploration.

Mineral exploration and development costs compared to the prior year are as follows:

Years Ended May 31

Exploration and Development Costs	2004	2003

Accommodation and meals	$42,687	$33,700
Assays	$18,657	$39,333
Drafting	$9,214	$18,189
Drilling	$227,882	$178,174
Labor	$150,934	$183,713
License and Recording Fees	$2,312	$935
Supplies and Miscellaneous	$17,813	$25,302
Surveys	$128,746	$33,891
Travel	$22,073	$45,418
Total	$620,318	$558,655

Fiscal 2003 Ended 5/31/2003 vs. Fiscal 2002 Ended 5/31/2002

During the financial years ending May 31, 2003 and May 31, 2002, the company realized no income.

The Company’s activity increased significantly during Fiscal 2003 as compared to Fiscal 2002. This increased activity is described in the prior section: 4.B Business Overview.

Expenses incurred during the financial year ended May 31, 2003, were $410,918, which represented an increase of $260,946 over expenses of $149,972 incurred during the financial year ended May 31, 2002.

The most significant component of the increase in expenses was in the category of “financing fees”. During Fiscal 2003, the Company raised $1,060,500 through the sale of units and the exercise of share purchase options. During Fiscal 2002, the Company only raised $237,500 resulting in significantly lower associated costs which are directly correlated with the size of the financing.

During Fiscal 2003 other notable expense category increases resulting from the increased corporate activity were as follows:

1.

Accounting and audit: An increase of $12,691 or 77%. The increase in these fees was a direct result of the higher number of financings, which occurred during Fiscal 2003 as compared to Fiscal 2002. Each financing required separate input from the Company’s auditor.

2.

Legal fees: An increase of $64,788 or approximately 400%. The increase in these fees was a direct result of the higher number of financings, which occurred during Fiscal 2003 as compared to Fiscal 2002. Each financing required legal services from the Company’s legal counsel. These services consisted primarily of the preparation of offering documents.

3.

Office and miscellaneous: An increase of $12,106 or 118%. The increase in office and miscellaneous expenses was the result of staff expenses resulting from the higher level of activity.

4.

Promotion and travel: An increase of $31,769 or 234%. This increase resulted from the Company’s decision to increase awareness among Canadian investors of the changes, which were occurring within the structure of the Company and its operations. Investor meetings were conducted informing people of the name change, share re-organization (roll-back) and increased activity on the mineral properties.

5.

Salaries and benefits: An increase of $23,653 or 157%. This increase resulted from the slightly large staff necessitated by the increased corporate activity.

The Company spent $558,655 during Fiscal 2003 on its mineral properties as compared to $118,931 during Fiscal 2002. The expenses for each fiscal year are outlined below:

Years Ended May 31

Exploration and Development Costs	2003	2002

Accommodation and meals	$33,700	$4,886
Assays	$39,333	$6,039
Drafting	$18,189	$2,797
Drilling	$178,174	$140
Labor	$183,713	$98,503
License and Recording Fees	$935	$2,113
Supplies and Miscellaneous	$25,302	$843
Surveys	$33,891	$1,000
Travel	$45,418	$2,610
Total	$558,655	$118,931

The company recorded a net loss of ($410,910) during the year ended May 31, 2003, compared to a net loss of ($149,972) in the previous fiscal year.  This resulted in a net loss of ($0.04) per share during Fiscal 2003, compared to a net loss of ($0.02) per share in the previous year.

Fiscal 2002 Ended 5/31/2002 vs. Fiscal 2001 Ended 5/31/2001

During the financial years ended May 31, 2002 and May 31, 2001, the company realized no income.

The net loss for Fiscal 2002 was approximately $24,000 less that that for Fiscal 2001.  The primary reason the difference was the lower amount of travel and promotion, which occurred during Fiscal 2002. During Fiscal 2002, the Company spent only $13,580 on promotion and travel while during Fiscal 2001 the Company spent $38,025 on these types of expenses.

Management spent considerable effort during Fiscal 2002 re-organizing the Company as was evidenced by the share consolidation effective March 6, 2002 and the name change, which also occurred on March 6, 2002.

As described earlier in this document in 4.B Business Overview, the Company was engaged in exploration work on its mineral properties; however, the level of work was significantly less than that which occurred during subsequent periods.

Expenses incurred during the financial year ended May 31, 2002, were $130,744, a decrease of $24,027 over expenses of $154,771 incurred during the financial year ended May 31, 2001.  The most significant component of the decreased expenses in the category of promotion and travel as described above. Rent expense also decreased to $2,020 during Fiscal 2002 from $16,200 in Fiscal 2001. The only major increase in an expense category occurred in the area of legal fees, which increased by $10,625 during Fiscal 2002 as compared to Fiscal 2001. The primary reasons for the increased in this category was the additional legal work needed to complete the change of company name and the share consolidation.

The company recorded a net loss of ($130,744) during the year ended May 31, 2002, compared to net loss in the amount of ($154,771) in the previous fiscal year.  This resulted in a net loss of ($0.02) per share for Fiscal 2002 compared to net loss of ($0.05) per share for Fiscal 2001.

Liquidity and Capital Resources

Working Capital at May 31, 2004 was $480,450.  However, future operations, acquisitions and exploration will require additional capital which the Company anticipates will come from private placements and public offerings of the Company’s shares.

The Company has no property under options that require payments by the Company for exploration or otherwise apart from the usual Government assessment work requirements.

As described earlier, during Fiscal 2004, the Company raised $1,391,325 through the sale of 7,670,500 units as described in the financial statements. All the Company’s exploration efforts were expended on the Copper Hill Project. The work consisted primarily of exploratory drilling and an airborne geophysical survey.

Subsequent to the end of Fiscal 2004, the Company completed a private placement of 2,100,000 Flow-Through Units at a price of $0.20 per unit. Each Flow-Through Unit consisted of one flow-through common share and one-half of one Warrant. One whole Warrant will entitle the holder to purchase one additional non-flow-through common share at a price of $0.25 per share for a period of 12 months from closing. The Company paid an 8% commission, a $5,000 administration fee and issued 315,000 share purchase warrants to the agents in connection with the offering. The agent’s warrants have the same terms as the Warrants. The gross proceeds of the offering ($420,000), are being used to fund the third phase of reverse circulation drilling on the Company’s Copper Hill Property.

Fiscal 2004 Ended 5/31/2004

As of 5/31/2004, the Company had an accumulated deficit of ($5,456,096) and working capital of $480,450. Of this amount, $477,809 was represented by cash.

During the fiscal year ended 5/31/2004, the Company completed the following financings:

i)

The Company completed a financing pursuant to a Short Form Offering Document and issued 729,000 flow-through units at $0.15 per unit and 2,126,500 non-flow-through units for total cash consideration of $428,325. Each flow-through unit consisted of 1 flow-through share and 1/2 share purchase warrant. Each non-flow-through unit consisted of 1 share and 1 share purchase warrant. One whole warrant entitles the purchaser to purchase one additional non-flow-through common share at a price of $0.18 on or before October 17, 2004. In addition, 100,000 common shares and 571,100 agent’s purchase warrants, with the same terms, were issued as a corporate financing fee.

ii)

The Company completed a private placement financing and issued of 815,000 flow-through units at $0.20 per unit and 4,000,000 non-flow-through units at $0.20 per unit for total cash consideration of $963,000. Each flow-through unit consisted of 1 flow-through share and 1 share purchase warrant, which entitles the holder to purchase one additional non-flow-through common share at a price of $0.20, exercisable on or before January 29, 2005. Each non-flow-through unit consisted of 1 share and 1 share purchase warrant, which entitles the holder to purchase one additional non-flow-through common share at a price of $0.20, exercisable on or before January 29, 2006. Under the terms of the issue, warrants acquired with the non-flow-through units may not be exercised if they result in the purchaser owing greater than 20% of the outstanding common shares of the Company. In addition, 100,000 common shares were issued in consideration of the agent’s waiver of its right of first refusal.

Cash Flows - Fiscal 2004

– see Statements of Cash Flows in the financial statements

Cash balances increased by $477,809 during the year.

Cash used in operating activities amounted to $489,285.

Cash provided by financing activities was $1,481,602.  All financing activites were sales of capital stock of the corporation as described in the notes to the financial statements.

Cash used in investing activities amounted to $537,250.  Of this $507,818 was for exploration expenditures on the Copper Hill project.  See the Schedules of Deferred Exploration and Development Costs in the financial statements.   Capital expenditures included a truck and office equipment.

The Company has not generated any operating revenue from any of its properties.  The Company receives cash for use in operations from issuing common shares and optioning/sale of selected assets.

Fiscal 2003 Ended 5/31/2003

As at 5/31/2003, the Company had an accumulated deficit of ($4,936,002) and working capital of $27,612.  Of this amount, $22,742 was represented by cash.

During the fiscal year ended 5/31/2003, the Company completed the following four private placements:

(1)

This private placement consisted of the sale of 1,300,000 units at a price of $0.15 per unit.  Each unit consisted of one share and one-half share purchase warrant.  One full warrant was required to acquire one additional common share.  The full warrants have an exercise price of $0.20 per share on or before October 1, 2003 or $0.25 per share on or before October 1, 2004. 100,000 shares and 260,000 agent’s purchase warrants exercisable under these same conditions were issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assisted given to the Company by Canaccord Capital Corporation in selling the units.

(2)

This private placement consisted of the sale of 2,003,333 units at a price of $0.15 per unit.  Each unit consisted of one share and one-half share purchase warrant.  One full warrant was exercisable to acquire one additional common share.  The full warrants have an exercise price of $0.20 per share on or before October 7, 2003 or $0.25 per share on or before October 7, 2004.  In addition, 400,667 agent’s purchase warrants exercisable under the same conditions, and which expire on November 11, 2004, were issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

(3)

(4)

This private placement consisted of the sale of 1,775,000 units at a price of $0.20 per unit. Each unit consisted of one share and one-half share purchase warrant.  One full warrant is exercisable to acquire one additional common share.  The full warrants have an exercise price of $0.20 per share on or before August 31, 2003 or $0.25 per share on or before August 31, 2004.  In addition 130,000 common shares and 355,000 agent’s purchase warrants exercisable at a price of $0.25 per share, and which expire August 31, 2004, were issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

(5)

This private placement consisted of the sale of 250,000 units at a price of $0.20 per unit.  Each unit consisted on one share and one-half share purchase warrant exercisable to acquire one-half additional shares. The purchase warrants have an exercise price of $0.25 per share on or before September 18, 2003.  In addition, 50,000 agent’s purchase warrants exercisable at a price of $0.25 per share, and which expired September 18, 2003, were issued to Canaccord Capital Corporation as a corporate financing fee.  This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

During the fiscal year there were 720,000 share purchase warrants exercised for proceeds to the Company in the amount of $108,000. The details of this warrant exercises are described in Item 4, History and Development of the Company, Financings, note (34).

Cash Used for Operating Activities during Fiscal 2003 was ($447,725) including the net loss for the fiscal year of ($410,918).  The only adjustment for the fiscal year was depreciation in the amount of $4,281.

Changes in non-cash working capital was ($41,088) and consisted of decreases in “goods and services tax recoverable”; “accounts receivable”; “prepaid expenses and “deposits”; and, “share subscriptions receivable”. Increases occurred in “amount due from a related party”; “accounts payable and accrued liabilities”; and, “amount due to related parties”.

The decrease in “goods and services tax recoverable” resulted from the inactivity of the Issuer and the fact that it had no capital.

The decrease in “accounts receivable” resulted from the inactivity of the Issuer and the fact that it had no capital.

The decrease in “prepaid expenses: resulted from the inactivity of the Issuer and the fact that it had no capital.

The increase in “deposits” resulted from the exercise of share purchase options and the sale of treasury shares.

The increase in “amount due from a related party” resulted from the fact that T-Bags Management, Ltd. owed the Issuer funds, which were subsequently paid.

The increase in “accounts payable and accrued liabilities” resulted from a lack of capital by the Issuer.

The increase in “share subscriptions receivable” resulted from increased stock options issuances.

Cash Used for Investing Activities during Fiscal 2003 totaled ($591,193) which consisted entirely of expenditures on the Company’s mineral properties. Of this amount, $558,655 consisted of exploration work on the Issuer’s properties as follows:

Exploration Costs	Amount

Accommodations and meals	$33,700
Assays	$39,333
Drafting	$18,189
Drilling	$178,174
Labor	$183,713
License and recording fees	$4,935
Supplies and miscellaneous	$25,302
Surveys	$33,891
Travel	$45,418

Cash Provided by Financing Activities during Fiscal 2003 was $1,060,500. This consisted entirely of the issuance of shares as described earlier in Item 4. History and Development of the Company, Financings.

Fiscal 2002 Ended 5/31/2002

As at 5/31/2002, the Issuer had an accumulated deficit of ($4,525,084) and a working capital deficit of ($35,058). Of this amount, cash represented $1,160 and “other current assets” were $3,693.

During the fiscal year ended 5/31/2002, the Issuer completed one private placement raising $100,000 through the sales of 1,000,000 units as described in Item 4, History and Development of the Company, Financings.

Cash Used for Operating Activities during Fiscal 2002 was ($126,839) including the net loss for the fiscal year of ($149,972).  The only significant adjustment for the fiscal year was amortization in the amount of $1,841.

Changes in non-cash working capital were $21,264 and consisted of increases in “goods and services tax recoverable” and “accounts payable and accrued liabilities”. Decreases occurred in amount “due from related party” and amount “due to related parties”.

The increases in “goods and services recoverable” were the result of increased exploration activity.

The increases in “accounts payable and accrued liabilities” were the result of limited funds available for exploration activity.

Cash Used for Investing Activities during Fiscal 2002 totaled ($111,504) which consisted almost entirely of expenditures on the Company’s mineral properties. The only exception was $8,613 received from the sale of marketable securities.  These securities were issued as a result of a small private placement. Exploration expenses, which were incurred during Fiscal 2002, are shown in the following table.

Exploration Costs	Amount

Accommodation and meals	$4,886
Assays	$6,039
Drafting	$2,797
Drilling	$140
Labor	$98,503
License and recording fees	$2,113
Supplies and miscellaneous	$1,000
Travel	$2,619

Cash Provided by Financing Activities during Fiscal 2002 was $1,060,500. This consisted entirely of the issuance of shares as described in Item 4, History and Development of the Company, Financings.

5.C.  Research and development, patents and licenses, etc.

--- No Disclosure Necessary ---

5.D.  Trends

--- No Disclosure Necessary ---

5.E.  Off-Balance Sheet Arrangements.

--- No Disclosure Necessary ---

5.F.  Tabular disclosure of contractual obligations.

--- No Disclosure Necessary ---

5.G.  Safe harbor.

--- No Disclosure Necessary ---

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 4

Directors and Senior Management

November 19, 2004

__________________________________________________________________________________

__________________________________________________________________________________

                                                                     Date of First

                                                                       Election or

Name                          Position               Age               Appointment

----------------------------------------------------------------------------------

Seamus Young (2) (4)	President/Director	64	May 1991
Mike Muzylowski (1)(2)	Director	70	Nov 1990
Charles D. Mooney (1)(2)	Director	48	Nov 2002
Judith T. Mazvihwa (1)(2)(3)	Director	29	Nov 2003
Robert G. Lewis (2)(5)	Corporate Secretary/Controller	52	Nov 2004

----------------------------------------------------------------------------------

(1)  Member of Audit Committee.

(2)  Resident/Citizen of British Columbia, Canada.

(3)  She spends about half of her time on the affairs of the Company.

(4)  He spends about half of his time on the affairs of the Company.

(5)  He spends about half of his time on the affairs of the Company.

__________________________________________________________________________________

__________________________________________________________________________________

Seamus Young is a prospector with forty years experience.  He immigrated to Canada from Tipperary, Ireland in May of 1964.  He has been involved in the resource industry since that time.  He has been involved with the Issuer since 1983 and with Logan Resources Ltd., a public company trading on the TSX Venture Exchange, since 1992.

Mike Muzylowski has a Bachelor of Science degree from the University of Manitoba and over 40 years of experience in the business of finding and developing mines. He is currently the President and CEO of Callinan Mines, an unrelated public company, and the Chairman of Tan Range Exploration Corporation, an unrelated public company. He has been instrumental in the discovery and production of some fifteen mines.  He received the award of Mine Developer of the Year in 1988 from the Prospectors and Developers Association Conference in Canada.

Charles D. Mooney has over thirty years senior management and pilot experience in the aviation industry.  Since 1989, he has been Operations Manager for Vancouver Island Helicopters Ltd. He was a founding director of the Helicopter Association of Canada and served two years as the Chairman of that association.  His experience in the helicopter industry, has brought him invaluable insight into logistical problems associated with property access in the mining industry.  Since 2002, he has been a Director of International KRL Resources Corp., a mineral exploration company publicly traded on the TSX Venture Exchange.

Judith T. Mazvihwa has eight years experience in mining, exploration and management experience.  From December 1996 to April 1997, she was a geologist with Prospecting Ventures Ltd., a subsidiary of Anglo-American; from June 1997 to September 1999, she was Mining Geologist Section Head with Casmyn Mining Zimbabwe (Pvt) Ltd.; from March 2002 to April 2002, she was employed by Cumberland Resources Ltd.; and from April 2002 to November 2002, she was employed by Northgate Exploration Ltd.  Since December 2002, she was Officer Manager with International KRL Resources Corp. and since December 2003, she has been the CFO and a Director of International KRL Resources Corp.

Robert G. Lewis is a Certified General Accountant and has over twenty years experience in accounting and corporate management.  Since 1997, he has been Controller of Northwest Mettech Corp., a manufacturer of plasma spray torches.  From 1984 to 1997, he was Controller of Orequest Consultants Ltd., a geological consulting firm. He has been a Certified General Accountant since 1984 and completed his Bachelor of Law (LL.B.) in 1977.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serve at the pleasure of the Board of Directors.

Despite the Company’s Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation of Directors and Management

Name	Salary ($)	Options Granted (#)	All Other Compen-sation ($)
Seamus Young, President, CEO, Director	nil	220,000	$71,700(1)
Judith T. Mazvihwa CFO, Director	$52,800	225,000	Nil
Mike Muzylowski, Director	Nil	250,000	Nil
Charles Mooney, Director	Nil	150,000	Nil
Robert Lewis, Controller, Corporate Secretary	$1,000 (2)	Nil	Nil
Alex Hamilton, Controller, Corporate Secretary	$21,267(3)	Nil	$13,750(3)

(1)

Consisting of a management fee paid (or accrued) T-Bags Management Inc. and previously to Donegal Developments Ltd., which are non-reporting companies controlled by Seamus Young.

(2)

Robert Lewis was hired May 16, 2004.

(3)

Alex Hamilton’s services were terminated on May 15, 2004.  Other compensation represents severance pay.

Director Compensation.  The Company has no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated above no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.  The Company may grant stock options to Directors, Senior Management, and employees/consultants.  Refer to ITEM #6.E., "Share Ownership" and Table #5, #6, #7 for information about stock options granted, stock options exercised, and stock options outstanding.

During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors and employees

Table No. 5

Stock Option Grants in Fiscal 2004 Ended 5/31/2004

The following options are for purchase of 1 common share of the Company per option listed.

__________________________________________________________________________________

__________________________________________________________________________________

                               Percentage               Market Value of Securities

                          Number       of   Exer.               Underlying Options

                              of    Total  Price                           on Date

                         Options  Options    Per      Grant      Exp’r    of Grant

Name                     Granted  Granted  Share       Date       Date   Per Share

----------------------------------------------------------------------------------

Seamus Young

 220,000

 16.4% $0.25  4/19/2004

  4/19/2006

     $0.25

Judith Mazvihwa          100,000      7.4% $0.20  9/02/2003   9/02/2005      $0.20

 125,000      9.3% $0.25  4/19/2004   4/19/2006      $0.25

Mike Muzylowski

 100,000      7.4% $0.20  9/02/2003   9/02/2005      $0.20

 150,000     11.2% $0.25  4/19/2004   4/19/2006

     $0.25

Charles Mooney

 100,000      7.4% $0.25 11/04/2003  11/04/2005      $0.25

  50,000

  3.7% $0.25  4/19/2004   4/19/2006      $0.25

Robert Lewis

   Nil

Alex Hamilton

   Nil

----------------------------------------------------------------------------------

Options were vested upon granting.

__________________________________________________________________________________

__________________________________________________________________________________

Table No. 6 gives certain information concerning stock option exercises during Fiscal 2004 Ended 5/31/2004 by our Senior Management and Directors.  It also gives information concerning stock option values.  During Fiscal 2004, a total of 151,500 stock options in aggregate were exercised.

Table No. 6

Aggregated Stock Options Exercises in Fiscal 2004

Fiscal Yearend Unexercised Stock Options / Stock Option Values

Senior Management/Directors

__________________________________________________________________________________

_________________________________________________________________________________

                                                             Value of Unexercised

                 Number of                       Number of           In-the Money

                    Shares             Unexercised Options             Options at

                  Acquired               at Fiscal Year-end         Fiscal Yearend

                     on       Value           Exercisable/           Exercisable/

Name              Exercise   Realized        Unexercisable          Unexercisable

---------------------------------------------------------------------------------

Robert MacRae      71,500    $ 14,300            nil/nil               $nil/nil

Mike Muzylowski    25,000    $  5,000            nil/nil               $nil/nil

Alex D. Hamilton   25,000    $  5,000            nil/nil               $nil/nil

Malcolm Warwick    30,000    $  6,000            nil/nil               $nil/nil

                  151,500    $ 30,300

__________________________________________________________________________________

_________________________________________________________________________________

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, except as indicated above in Table, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2004 to provide pension, retirement or similar benefits for Directors or Senior Management.

Written Management Agreements

T-Bags Management Inc., a private company owned by Seamus Young, has a “management and administration services agreement” dated 2/1/2002 that stipules that T-Bags will be compensated, $5,000 per month for the services of Seamus Young.  This agreement expires January 21, 2006. Pursuant to this agreement, T-Bags is entitled to full remuneration for up to 6 months of sick or disability time and an additional 6 months at half remuneration.  T-Bags is entitled to 6 months notice of termination without cause.

6.C.  Board Practices

6.C.1.  Terms of Office.

Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.

--- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: Charles D. Mooney, Mike Muzylowski, and Judith T.Mazvihwa.  The Audit Committee met five times during Fiscal 2004.

All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles.  Officers are appointed to serve at the discretion of the Board of Directors.  The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term.  The Board’s duties and responsibilities are all carried out in a manner consistent with that fundamental objective.   The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the Board to the CEO and other Senior Management.

The Board’s responsibilities include overseeing the conduct of the Company’s business, providing leadership and direction to its management, and setting policies.  Strategic direction for the Company is developed through the Board’s annual planning process.  Through this process, the Board adopts the operating plan for the coming year, and monitors management’s progress relative to that plan through a regular reporting and review process.

The Board has delegated to the CEO and Senior Management responsibility for the day-to-day management of the business of the Company.  Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval.  The CEO and Senior Management review the Company’s progress in relation to the current operating plan at in-person Board meetings.  The Board meets on a regular basis with and without management present.  Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the Board meetings.

6.D.  Employees

As of 05/31/04, the Company had 3 employees, outside of independent contractors, excluding the Senior Management.  During the year, the Company employed 8 individuals, at various times, on a temporary basis, for exploration activities.

6.E.  Share Ownership

Table No. 7 lists, as of 11/15/2004, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 7

Common Share Held by Directors and Senior Management

(and Common Share Holders of 5% and more)

______________________________________________________________________________

______________________________________________________________________________

Title                                             Amount and Nature    Percent

  of                                                  of Beneficial         of

Class    Name of Beneficial Owner                         Ownership    Class #

------------------------------------------------------------------------------

Common   Seamus Young (1)                                   713,679      2.87%

Common   Charles Mooney

347,500      1.40%

Common   Judith Mazvihwa                                    175,000      0.70%

Common   Mike Muzylowski                                    100,800      0.41%

Common   RAB Special Situations                           3,900,000     15.69%

Total Directors/Management/5% Holders                     5,236,997     21.07%

------------------------------------------------------------------------------

(1)

Includes direct and beneficial holdings.

#   Based on 24,848,304 common shares outstanding on 11/15/2004.

Table No. 8

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title                                             Amount and Nature    Percent

  of                                                  of Beneficial         of

Class    Name of Beneficial Owner                         Ownership    Class #

------------------------------------------------------------------------------

Common   Seamus Young (1)                                 1,188,679      3.63%

Common   Charles Mooney (2)

772,500      2.36%

Common   Judith Mazvihwa (3)                                600,000      1.83%

Common   Mike Muzylowski  (4)                               350,800      1.07%

Common   RAB Special Situations (4)

    7,800,000     23.81%

Total Directors/Management/5% Holders                    10,711,979     32.71%

------------------------------------------------------------------------------

(1) 409,574 represent commons shares under direct ownership of Mr. Young

    300,000 represent currently exercisable stock options.

    175,000 represent currently exercisable warrants.

    304,123 are held by T-Bags Management Ltd., a private company controlled by Mr. Young.

(2) 347,500 represent commons shares under direct ownership of Mr. Mooney

    250,000 represent currently exercisable stock options.

    175,000 represent currently exercisable warrants.

(3) 175,574 represent commons shares under direct ownership of Miss. Mazvihwa

    250,000 represent currently exercisable stock options.

    175,000 represent currently exercisable warrants.

(4) 100,800 represent commons shares under direct ownership of Mr. Muzylowski

    250,000 represent currently exercisable stock options.

(5) 3,900,000 represent commons shares under RAB Special Situations LP

    3,900,000 represent currently exercisable transferable warrants

#

Based on fully diluted capital of 32,753,304 common shares outstanding on 11/23/2004; consisting of:

24,848,304 issued and outstanding common shares

1,725,000 represent currently exercisable stock options.

6,180,000 represent currently exercisable warrants.

______________________________________________________________________________

______________________________________________________________________________

Stock Options.  The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written stock option plan (the Stock Option Plan") on 11/04/2003.

The principal purposes of the Company’s stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Stock Option Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company and management company employees.  For the purposes of the Stock Option Plan, the terms “employees”, “consultants” and “management company employees” have the meanings set out in TSX Venture Exchange Policy 4.4.  In addition, the term “director” is defined in TSX Venture Exchange Policy 4.4 to include directors, senior officers and management company employees.

Under the Stock Option Plan, the Company’s board of directors (the “Board”) may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the “Administrator”) for the purposes of administering the Plan.  Currently, the Administrator is the Corporate Secretary of the Company.

The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments).  If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan.  Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.  The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b) options may be exercisable for a maximum of five years from grant date;

(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;

(d) options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;

(e) options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(g) options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(h) in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Stock Option Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.  Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three month period.

In addition, under the Stock Option Plan a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Company as a result of (i) ceasing to meet the qualifications under the Company Act (British Columbia), (ii) the passing of a special resolution by the shareholders or (iii) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company’s common shares as of the date of the grant of the stock option (the “Award Date”).  The market price of the Company’s common shares for a particular Award Date will typically be the closing trading price of the Company’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Stock Option Plan.  Discounted market price means the market price less a discount of up to 25% if the market price is $0.50 or less; up to 20% if the market price is between $2.00 and $0.51; and up to 15% if the market price is greater than $2.00.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The Stock Option Plan also provides that (a) disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of the Company and (b) options cannot be granted to employees, consultants or management company employees that are not bona fide employees, consultants or management company employees, as the case may be.

Common shares will not be issued pursuant to stock options granted under the Stock Option Plan until they have been fully paid for by the option holder.  The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 9 as of 11/23/2004, as well as the number of options granted to Directors and all employees as a group.

Table No. 9

Stock Options Outstanding

Name	Number of Common-voting Shares	Exercise Price	Grant Date	Expiration Date
Mike Muzylowski, Director	100,000 150,000	$0.20 $0.20	09/02/03 04/19/04	09/02/05 04/19/06
Seamus Young, Officer/Director	80,000 220,000	$0.25 $0.20	01/15/03 05/06/04	01/15/05 05/19/06
Charles Mooney, Director	100,000 100,000 50,000	$0.20 $0.25 $0.20	12/03/02 11/05/03 04/19/04	12/03/04 11/05/05 04/19/06
Judith T. Mazvihwa, Officer/Director	25,000 100,000 125,000	$0.25 $0.20 $0.20	01/15/03 09/02/03 04/19/04	01/15/05 09/02/05 04/19/06
Robert G. Lewis Corporate Secretary	100,000	$0.20	07/20/04	07/20/06
Employees/Consultants	25,000 125,000 75,000 50,000 100,000 200,000	$0.25 $0.25 $0.25 $0.20 $0.25 $0.20	01/15/03 11/05/03 03/04/04 07/20/04 09/13/04 09/15/04	01/15/05 11/05/05 03/04/06 07/20/06 09/13/06 09/15/06

Total Officers/Directors	1,150,000
Total Consultants	575,000
Total	1,725,000

______________________________________________________________________________

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Tables No. 7 and 8.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company, the exercise of stock options/share purchase warrants, and sales by the individuals has lead over the last several years to some significant changes in the holdings of major shareholders (5%); the table reflects direct/indirect holdings of common shares, refer to Tables #7, #8, #9, for additional information.

Name	Shares Owned 5/31/2004	Shares Owned 5/31/2003	Shares Owned 5/31/2003	Shares Owned 5/31/2002

Seamus Young	713,679	697,697	669,665	797,655
Mike Muzylowski	100,800	100,800	100,800	100,800
Charles D. Mooney	347,500	522,500	162,500	Nil
Judith T. Mazvihwa	175,000	Nil	Nil	Nil
RAB Special Situations LP	3,900,000	Nil	Nil	Nil

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 11/24/2004, the Company’s shareholders’ list showed 24,858,304 common shares outstanding, with 87 registered shareholders.  6 of these shareholders were U.S. residents, holding 1,489,371 common shares (representing about 6% of the issued/outstanding shares) and 363 registered shareholders were resident in Canada, holding 22,022,269 common shares (89%).

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has approximately 500 beneficial owners of its common shares.

7.A.3.  Control of Company.  The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.

---No Disclosure Necessary---

7.B.  Related Party Transactions

See note 7 to the financial statements for additional related party transaction information.

Direct and Indirect Payments to Seamus Young, President/Director

During Fiscal 2004 $71,700 was paid to a private company controlled by Mr. Young as management fees and for supervision of properties.

Amounts Owing to/from Seamus Young, President and CEO

At 5/31/2004 $252 was owing from Mr. Young or companies controlled by him. At 11/15/04 the amount of $6,859 was owing to Mr. Young’s management company for services rendered pursuant to his management contract, with the Company. These amounts are unsecured, non-interest bearing and due on demand.

Amounts Owing from Logan Resources Ltd.

Logan Resources Ltd. is a TSX Venture exchange listed company in the mining exploration business.  Logan shares their president and a majority of their board of directors with the Company.  In addition, Logan share office space and the services of the Company’s CFO and Controller/Corporate Secretary.

At May 31, 2004 the amount of $26,198 was owing from Logan for shared rent, office expenses and shared office and management services which are incurred on an ongoing basis.  This amount bears no interest and was due on demand.  At November 15, 2004, the balance owing was $45,513.

Amounts owing from Judith Mazvihwa, CFO

At May 31, 2004 the amount of $6,697 was owing from Ms. Mazvihwa for funds advanced to assist with emergency family matters. This amount bears no interest and is due on demand and remained outstanding at November 15, 2004.

At May 31, 2004, the amount of $25,000 was owing from Ms. Mazvihwa for shares issued during the year (maximum amount was $35,000). At November 15, 2004 the balance was $5,000.  This amount bears no interest and is due on demand.

7.C.  Interests of Experts and Counsel

---No Disclosure Necessary---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Manning Elliott, independent Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

  Fiscal 2004/2003/2002 Ended May 31st

Additional disclosure on Contributed Surplus Transactions

Contributed Surplus

Balance May 31, 2003

 ($2,391)

Additions from stock-based compensation

($39,721)

Balance May 31, 2004

($42,112)

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

No undisclosed significant change has occurred since the date of the annual financial statements

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol "IRK".  The initial public offering was effective on the Vancouver Stock Exchange under the auspices of the British Columbia Securities Commission in 1993.

Table No. 9 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange (Canadian Venture Exchange prior to 8/2/2001 and the Vancouver Stock Exchange prior to November 1999) for actual trades of common shares of the Company for the last six months, last nine fiscal quarters, and last five fiscal years.

Table No. 10

TSX Venture Exchange

Common-voting Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

Period Ended	High (Cdn. $)	Low (Cdn. $)

Monthly:
10/30/2004	$0.19	$0.13
09/30/2004	$0.20	$0.12
08/31/2004	$0.21	$0.11
07/31/2004	$0.19	$0.14
06/30/2004	#0.19	$0.14
05/31/2004	$0.17	$0.145
04/31/2004	$0.25	$0.15
03/31/2004	$0.32	$0.205
02/29/2004	$0.31	$0.25
01/31/2004	$0.25	$0.19

Fiscal Quarters:
09/30/2004	$0.21	$0.11
05/31/2004	$0.32	$0.145
02/29/2004	$0.31	$0.16
11/30/2003	$0.29	$0.15
08/31/2003	$0.31	$0.16
05/31/2003	$0.28	$0.145
02/28/2003	$0.32	$0.11
11/30/2002	$0.14	$0.09
08/31/2002	$0.22	$0.08
05/31/2002	$0.50	$0.09
02/28/2002	Did Not	Trade

Annual (Fiscal Year):
05/31/2004	$0.32	$0.145
05/31/2003	$0.32	$0.08
05/31/2002	$0.50	$0.09
05/31/2001	Did Not	Trade
05/31/2000	Did Not	Trade

______________________________________________________________________________

______________________________________________________________________________

The TSX Venture Exchange

The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange (“CDNX”) from its member firms on 8/1/2001.  The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX.  The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market.  The TSX Venture Exchange is a venture market as compared to the Toronto Stock Exchange that is Canada’s senior market and the Montreal Exchange that is Canada’s market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is owned by its member brokerage firms.  Representatives of member firms and the public govern it.

Organizationally, the TSX Venture Exchange is comprised of seven business areas: Corporate Finance Services, Trading Services and Market Information Services, Compliance, Marketing, Technology, Corporate Affairs and Human Resources.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors.  TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established.  Listings are predominately small and medium sized companies.

The Canadian Investor Protection Fund (“CIPF”) protects investors in Canada.  The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity occurs in the market surveillance department.  Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties.  A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement.  Market surveillance and listed company surveillance activities are closely coordinated.

9.A.5.  Common Share Description

--- No Disclosure Necessary ---

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

--- No Disclosure Necessary ---

9.C.  Markets

The common shares trade on the TSX Venture Exchange in Toronto, Ontario.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

--- No Disclosure Necessary ---

10.A.1.  Authorized/Issued Capital.

--- No Disclosure Necessary ---

10.A.2.  Shares Not Representing Capital.

--- No Disclosure Necessary ---

10.A.3.  Shares Held By Company.

--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

--- No Disclosure Necessary ---

10.A.5.  Stock Options/Share Purchase Warrants

--- No Disclosure Necessary ---

10.A.6.  History of Share Capital

--- No Disclosure Necessary ---

10.A.7.  Resolutions/Authorizations/Approvals

--- No Disclosure Necessary ---

10.B.  Memorandum and Articles of Association

The Company was originally incorporated in the Province of British Columbia on July 10, 1978, with incorporation number 177640.

According to the Company’s Articles, “There are no restrictions on the business of the Company.”

According to Part 15– DISCLOSURE OF INTEREST OF DIRECTORS:

1.1

 A Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby, whether directly or indirectly, a duty or interest might be created in conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Companies Act.

1.2

 A Director shall not vote in respect of any contract of transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken.  This Article 15.2 and Article 15.1 shall not apply in those circumstances where a Director is, under the Companies Act, deemed not to be interested in a proposed contract or transaction.

1.3

 A Director may hold any office or place of profit under the Company (other than, if the Company is or becomes a reporting company, the office of auditor of the Company) in conjunction with his office of Director for such period and on such terms (as to remuneration or otherwise) as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Companies Act, no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested shall for such reasons be liable to be voided.

1.4

 Subject to compliance with the provisions of the Companies Act, a Director may act by himself or his firm in a professional capacity for the Company (except as auditor of the Company) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

1.5

 A Director may be or become a director or other officer of employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Companies Act, such Director shall not be accountable to the Company for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm, unless the Company otherwise directs.

The issue of borrowing capital is addressed in Part 8 – “Borrowing and Mortgaging” of the Company’s articles:

8.1 “The Directors may from time to time exercise all the powers of the Company to borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit, and to issue bonds, debentures and other securities either outright or as security for any liability or obligation of the Company or any other person, and to mortgage, charge or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future). Any bonds, debentures or other securities may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, conversion, allotment of shares, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may by their terms be assignable free from equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

The common Shares of the Company carry and are subject to the following rights, privileges, restrictions and conditions:

a.

The holders of Common Shares are entitled to receive notice of any meeting of the shareholders of the Company and to attend and vote thereat except those meetings where only holders of a specified class or particular series of shares are entitled to vote and each holder thereof shall be entitled to one vote per share in person or by proxy.

b.

Subject to the rights, privileges, restrictions and conditions attaching to any other shares of the Company, the holders of the Common Shares are entitled to receive any dividends declared and paid by the Company.

c.

Subject to the rights, privileges, restrictions and conditions attaching to any other shares of the Company, in the event of the liquidation, dissolution or winding-up of the Company, the holders of the Common Shares are entitled to receive the remaining property of the Company after payment of all of the Company’s liabilities.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

There is no liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Company’s stock can only be altered by a Special Shareholders’ meeting.

The first annual general meeting shall be held within 15 months from the date of incorporation and the following annual general meetings shall be held once in every calendar year at a time, not being more than 13 months after the holding of the last preceding annual general meeting, and at a place as the Directors shall appoint.  In default of the meeting being held, the meeting shall be called by any two members in the same manner as nearly as possible as that in which meetings are to be called by the Directors.

The Directors may, whenever they think fit, convene a general meeting.  A general meeting, if requisitioned in accordance with The Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in The Act.

Not less than 21 days’ notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Article 22, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice has been given or not, to any person as may by law or under these Articles or other regulations of the Company entitled to receive the notice from the Company.  But the accidental omission to give notice of any meeting to, or the non-receipt of any notice, by any person shall not invalidate any proceedings at that meeting.

Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting, by unanimous consent in writing, and may give such waiver before, during or after the meeting.

There are no limitations on the rights to own securities.

There is no provision of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to the British Columbia Securities Commission and the TSX Venture Exchange by any shareholder who owns more than 10% of the Company’s common stock.

10.C.  Material Contracts

--- No Disclosure Necessary ---

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, “Taxation” below.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian".  The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company.  "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E  Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of the common-voting shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada.  Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. Holder and no representation is made with respect to the Canadian income tax consequences to any particular person. Accordingly, U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of the common-voting shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common-voting shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada.  For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended January 31, 2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares.  Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%.  If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend.  The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.  The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include one half of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct one half of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common-voting shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common-voting shares.  The gain or loss will be a capital gain or capital loss if the Company's common-voting shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common-voting shares.  A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.  Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 1/31/2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

--- No Disclosure Necessary ---

10.H.  Documents on Display

--- No Disclosure Necessary ---

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          --- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities

--- No Disclosure Necessary ---

12.B.  Warrants and Rights

--- No Disclosure Necessary ---

12.C.  Other Securities

--- No Disclosure Necessary ---

12.D.  American Depository Shares

--- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS

--- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report.  Based upon that evaluation, the President and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no significant change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal year ended 05/31/2004 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an “audit committee financial expert” serving on its audit committee.  The Company’s Audit Committee consists of two unrelated directors and the Chief Financial Officer of the Company as of 11/18/2004, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with a “financial expert”.

ITEM 16B.  CODE OF ETHICS

The Company has not adopted a written ”code of ethics” that meets the new United States' Sarbanes-Oxley standards; the Board of Directors believes that existing Canadian standards and procedures are adequate for its purposes.  The Company has not seen any need to adopt a written code of ethics on the basis that its corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, the compliance with applicable governmental laws, rules and regulations; the prompt internal reporting.

Item 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES

The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors. A written charter has been be adopted by the audit committee this fiscal year.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy / procedure.  The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by Manning Elliott, including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of Manning Elliott for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by Manning Elliott to the Company were:

______________________________________________________________________________

Fiscal Year ended May 31, 2004 and 2003            Fiscal Year     Fiscal Year

Principal Accountant Fees and Services                    2004            2003

------------------------------------------------------------------------------

Audit Fees                                              $9,100          $7,750

Audit Related Fees                                          $0              $0

Tax Fees (1)                                                $0              $0

All Other Fees                                              $0           _  $0

Total                                                   $9,100          $7,750

______________________________________________________________________________

(1) Audit fee included preparation of simple nil balance tax return and US GAAP disclosure.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

           --- No Disclosure Necessary ---

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

           --- No Disclosure Necessary ---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Manning Elliott, independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Auditor's Report, dated 10/01/2004

Balance Sheets at 5/31/2004 and 5/31/2003

Statements of Operations and Deficit

for the fiscal years ended 5/31/2004 and 5/31/2003

Statements of Cash Flows

for the fiscal years ended 5/31/2004 and 5/31/2003

Schedule of Deferred Exploration and Development Costs 5/31/2004 and 5/31/2003

Notes to Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

                                                                          Page

1.  Articles of Incorporation/Bylaws as currently in effect:

      Incorporated by reference to the Registration Statement and Form 6-K’s

2.  Instruments defining the rights of holders of equity or debt securities being registered.

       --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:             No Disclosure Necessary

4.  Material Contracts:

       Incorporated by reference to the Registration Statement and Form 6-K’s

5.  Foreign Patents:                     No Disclosure Necessary

6.  Earnings Per Share Calculation:      No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary

8.  List of Subsidiaries:                No Disclosure Necessary

9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16:        No Disclosure Necessary

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a)

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code

14.  Additional Exhibits:

       Incorporated by reference to the Registration Statement and Form 6-K’s

INTERNATIONAL KRL RESOURCES CORP. (An Exploration Stage Company) FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2004 AND 2003 (Expressed in Canadian Dollars)

1

AUDITORS’ REPORT

To the Shareholders of

International KRL Resources Corp.

(An Exploration Stage Company)

We have audited the balance sheets of International KRL Resources Corp. (An Exploration Stage Company) as at May 31, 2004 and 2003, and the statements of operations and deficit, and cash flows and the schedule of deferred exploration and development costs for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2004 and 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by The British Columbia Company Act we report that, in our opinion, these principles have been applied on a consistent basis.

/s/ “Manning Elliott”

Chartered Accountants

Vancouver, British Columbia

October 1, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern considerations such as described in Note 1 to the financial statements. Our report to the shareholders, dated October 1, 2004, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such considerations in the Auditors’ Report when the consideration is adequately disclosed in the financial statements.

/s/ “Manning Elliott”

Chartered Accountants

Vancouver, British Columbia

October 1, 2004

1

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

BALANCE SHEETS

(Expressed in Canadian Dollars)

	May 31,	May 31,
	2004	2003

ASSETS

CURRENT ASSETS

Cash	$477,809	$22,742
Prepaid expenses and deposits	15,168	29,618
Due from related parties (Note 7(d))	33,095	–
Other current assets	32,555	29,616

	558,627	81,976

PROPERTY AND EQUIPMENT (Note 5)	48,062	21,989

MINERAL PROPERTIES (Note 6)	3,148,356	2,605,538

	$3,755,045	$2,709,503

LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities	$78,124	$88,379
Due to related parties (Note 7(e))	53	9,485

	78,177	97,864

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 8)	9,090,852	7,545,250

CONTRIBUTED SURPLUS	42,112	2,391

DEFICIT	(5,456,096)	(4,936,002)

	3,676,868	2,611,639

	$3,755,045	$2,709,503

FUTURE OPERATIONS (Note 1)

COMMITMENTS (Note 6 and 10)

DIFFERENCES BETWEEN CANADIAN AND

  UNITED STATES GENERALLY ACCEPTED

  ACCOUNTING PRINCIPLES (Note 11)

SUBSEQUENT EVENTS (Note 12)

Approved by the Board:

/s/ “Seamus Young”	/s/ “Judith Mazvihwa”
Seamus Young, Director	Judith Mazvihwa, Director

(The Accompanying Notes are an Integral Part of These Financial Statements)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

	For the Years Ended May 31,
	2004	2003

REVENUE	$–	$–

EXPENSES

Accounting and audit	29,648	29,194
Administration salaries	48,597	38,653
Amortization	1,974	432
Financing fees	95,421	128,516
Investor relations	59,900	5,049
Legal fees	65,149	80,776
Management fees (Note 7)	32,500	34,000
Office and miscellaneous	27,114	17,945
Promotion and travel	71,715	45,349
Rent	10,490	7,420
Stock exchange and filing fees	41,595	12,190
Stock–based compensation (Note 3 and 8)	39,722	–
Telephone	6,847	4,673
Transfer agent	6,538	6,721
Operator management fees	(12,500)	–
Gain on disposal of property and equipment	(4,616)	–

TOTAL EXPENSES	520,094	410,918

NET LOSS FOR THE YEAR	520,094	410,918

DEFICIT - BEGINNING OF YEAR	4,936,002	4,525,084

DEFICIT - END OF YEAR	$5,456,096	$4,936,002

NET LOSS PER SHARE – Basic and Diluted	$(0.03)	$(0.04)

WEIGHTED AVERAGE SHARES OUTSTANDING	17,971,000	10,704,000

(The Accompanying Notes are an Integral Part of These Financial Statements)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	For the Years Ended May 31,
	2004	2003
OPERATING ACTIVITIES

Net loss for the year	$(520,094)	$(410,918)

Adjustments to reconcile net loss to net cash

Amortization	1,974	4,281
Stock-based compensation	39,722	–
Financing fees paid with stock	35,000	–
Gain on disposal of property and equipment	(4,616)	–

	(448,014)	(406,637)

Changes in non-cash working capital items

Due from related party	(33,095)	2,413
Prepaid expenses and deposits	14,450	(29,617)
Other assets	(2,939)	(28,337)
Accounts payable and accrued liabilities	(10,255)	50,124
Due to related parties	(9,432)	7,829

NET CASH USED IN OPERATING ACTIVITIES	(489,285)	(404,225)

FINANCING ACTIVITIES

Share subscriptions received	12,500	–
Issue of share capital for cash	1,469,102	1,017,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	1,481,602	1,017,000

INVESTING ACTIVITIES

Acquisition of property and equipment	(47,508)	(21,538)
Proceeds on disposal of property and equipment	10,945	–
Acquisition costs of mineral properties	(6,000)	(11,000)
Amortization for mineral exploration	13,131	–
Deferred exploration and development costs	(507,818)	(558,655)

NET CASH USED IN INVESTING ACTIVITIES	(537,250)	(591,193)

INCREASE IN CASH DURING THE YEAR	455,067	21,582

CASH - BEGINNING OF YEAR	22,742	1,160

CASH - END OF YEAR	477,809	22,742

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid on debt	–	–
Taxes paid	–	–

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES

Issue of share capital for mineral properties	29,000	–

(The Accompanying Notes are an Integral Part of These Financial Statements)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

SCHEDULES OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS

(Expressed in Canadian Dollars)

	For the Years Ended May 31,
	2004	2003

EXPLORATION AND DEVELOPMENT COSTS

Accommodation and meals	$42,687	$33,700
Amortization of field equipment	13,131	3,849
Assays	18,657	39,333
Drafting	9,214	18,189
Drilling	227,882	178,174
Geological wages, fees and costs	117,306	103,159
Geophysical surveys	128,746	33,891
Labour	33,628	80,555
Licence and recording fees	2,312	5,881
Supplies and communication	4,682	16,506
Travel	22,073	45,418

TOTAL COSTS INCURRED DURING THE YEAR	620,318	558,655

Expenditures funded by property optionee (Note 6(a) (iv))	(112,500)	–

	507,818	558,655

BALANCE - BEGINNING OF YEAR	2,124,951	1,566,296

BALANCE - END OF YEAR	$2,632,769	$2,124,951

(The Accompanying Notes are an Integral Part of These Financial Statements)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2004 AND 2003

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

International KRL Resources Corp. (“the Company”) was incorporated in the Province of British Columbia and is primarily engaged in the acquisition, exploration and development of mineral properties throughout Canada. The Company is a public company listed on the TSX Venture Exchange.

The Company is an exploration stage company. The exploration activities of the Company have been primarily funded by the issuance of share capital and loans from related parties. The continued operations of the Company are dependent on its ability to obtain sufficient equity financing and financial support from related parties and to generate profitable operations in the future. The Company has working capital of $480,450 and an accumulated deficit of $5,456,096 as of May 31, 2004. There is no guarantee that the Company will be able to raise any additional equity financing to continue its exploration projects.

These financial statements have been prepared on the basis of accounting principles applicable to a going-concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. A failure to continue as a going-concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which will differ from the going-concern basis.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles.

(b)

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(c)

Loss Per Share

Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. The Company applies the treasury stock method in calculating diluted EPS. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive. Loss per share information does not include the effect of any potential common shares, as their effect would be anti-dilutive.

(d)

Mineral Properties and Deferred Expenditures

The Company is in the exploration stage with respect to its investment in natural resource properties and capitalizes all costs related to an exploration project in accordance with Emerging Issues Committee (“EIC”) Abstract No. 126, “Accounting by Mining Enterprises for Exploration Costs” and Accounting Guideline No. 11 (“AcG-11”), Enterprises in the Development Stage” issued by the Canadian Institute of Chartered Accountants. The Company capitalizes all costs related to the acquisition and continuing exploration of mineral properties. If the mineral properties are abandoned or otherwise impaired, the related capitalized costs are charged to operations. If any of the Company's mineral properties attains commercial production, capitalized costs will be amortized on a unit of production basis. The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2004 AND 2003

(Expressed in Canadian Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assumptions may affect the reported amount of assets and liabilities and the reported amount of revenue and expenses during the year. Actual results could differ from the estimates and assumptions used.

(f)

Long-lived assets

The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the undiscounted estimate of future cash flows from the asset.

(g)

Property and Equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following rates:

Office and field equipment	20%
Computer equipment	30%
Vehicle	30%

In the year of acquisition, amortization is recorded at one-half the above rates.

(h)

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and taxes bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

(i)

Stock-Based Compensation

The Company recognizes stock-based compensation expense in accordance with CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. When stock or stock options are issued to non-employees, compensation expense is recognized based on the fair value of the stock or stock options issued. During 2004, the Company changed its accounting policy related to employee stock options, and began to recognize compensation expense for stock or stock option grants to employees, based on the fair value of the stock or stock options issued. See Notes 3 and 8.

(j)

Stock Issuance Costs

The Company charges all costs relating to issuing shares and raising capital directly to operations.

(k)

Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2004 AND 2003

(Expressed in Canadian Dollars)

3.

CHANGE IN ACCOUNTING POLICY

During 2004, the Company adopted the provisions of CICA Handbook Section 3870, “Stock-based Compensation and Other Stock Based Payments”, as it relates to employee stock options. In accordance with the provisions of this section, the Company has accounted prospectively for all employee stock options granted, settled, or modified since June 1, 2003 using the fair value method. The fair value method requires the Company to expense the fair value, as determined using the Black Scholes option-pricing model, of the employee options granted or modified during a period. Accordingly, the Company has recorded an amount of $39,722 in respect of employee options granted in 2004 (Note 8(c)). Pro forma loss continues to be disclosed as it relates to employee stock options granted during 2003

4.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, other current assets, accounts payable and accrued liabilities and advances to and from related parties. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values because of their current nature.

5.

PROPERTY AND EQUIPMENT

			2004	2003
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Field equipment	$4,616	$1,301	$3,315	$3,718
Office equipment	6,830	1,529	5,301	1,887
Computer equipment	15,588	6,338	9,250	4,369
Vehicle	35,525	5,329	30,196	12,015

	$62,559	$14,497	$48,062	$21,989

6.

MINERAL PROPERTIES

	2004
	Acquisition Costs	Deferred Exploration Costs	Total

(a) Copper Hill Project, Ontario	$515,586	$2,631,476	$3,147,062
(b) Bear River Project, B.C.	1	1,293	1,294

	$515,587	$2,632,769	$3,148,356

	2003
	Acquisition Costs	Deferred Exploration Costs	Total

(a) Copper Hill Project, Ontario	$480,586	$2,123,882	$2,604,468
(b) Bear River Project, B.C.	1	1,069	1,070

	$480,587	$2,124,951	$2,605,538

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2004 AND 2003

(Expressed in Canadian Dollars)

6.

MINERAL PROPERTIES (continued)

(a)

Copper Hill Project, Ontario

(i)

By various agreements ranging in date from December 11, 1991 to June 3, 2003, the Company acquired a total of 945 claim units of approximately 20 hectares each including 499 in which the Company has a 100% interest. The Company has 117 claims, or 446 units, with various net smelter returns ("NSR's") ranging between 1% and 3%. The Company has the right to buy-back 50% of the NSR's at prices ranging from $100,000 to $1,000,000 and the right of first refusal on the remaining 50%. The NSR's are subject to twenty separate agreements without any perimeter clauses.

The Company also has a 100% interest in 4 mining leases totalling 20 mineral claims located in the MacMurchy, Natal and Knight Townships of Ontario.

(ii)

Pursuant to an agreement dated June 3, 2003, the Company acquired 4 mineral claims representing 39 claim units in Tyrrell and Leonard townships of Ontario in exchange for 60,000 common shares at a fair value of $0.20 per share and $6,000 in cash for total consideration of $18,000. The interest is subject to a 2% NSR retained by the vendors. The Company has the right to purchase a 1% NSR within 3 years of the commencement of commercial production by paying $1,000,000. The Company has a right of first refusal on the remaining 1% NSR from the vendors.

Pursuant to an agreement dated December 1, 2003, the Company renegotiated its interest in 43 mineral claims from a 17.9% interest to a 100% interest in exchange for 100,000 common shares at a fair value of $0.17 per share for total consideration of $17,000. The mineral claims are located in the Knight and Natal Townships of Ontario.

(iii)

Future commitments under certain option agreements include issuing 5,000 shares upon regulatory acceptance of a technical report recommending a second phase exploration work program on 1 mineral claim located in the Knight Township and making annual advance royalty payments of $10,000 commencing on completion of a bankable feasibility study and continuing until commencement of commercial production with regard to 13 mineral claims located in the Knight and Natal Townships acquired by an option agreement dated February 4, 1994. The payments shall be applied as a credit against the net smelter returns royalty payable on these claims.

(iv)

Pursuant to an Option Agreement dated February 4, 2004, the Company granted an option to Hemlo North Shore Inc. (“Hemlo”) to acquire 50% of the Company’s interest in the Decker Claim group of the Copper Hill property, consisting of 59 claims and 1 mineral lease of 10 units in the Knight and Natal Townships in the Larder Lake Mining Division of Ontario. In order to exercise the option, Hemlo must pay a total of $1,200,000 to fund exploration on the property according to the following schedule:

[1]  $125,000 within ten days of the option date;

[2]  $175,000 on or before October 15, 2004;

[3]  $150,000 on or before April 15, 2005;

[4]  $150,000 on or before October 15, 2005;

[5]  $150,000 on or before April 15, 2006;

[6]  $150,000 on or before October 15, 2006;

[7]  $150,000 on or before April 15, 2007; and

[8]  $150,000 on or before October 15, 2007.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2004 AND 2003

(Expressed in Canadian Dollars)

6.

MINERAL PROPERTIES (continued)

(a)

Copper Hill Project, Ontario (continued)

Pursuant to this agreement, the Company is to be the supervisor of all exploration and may withhold a geological and supervision fee of 10% of each funding payment. Upon completion of all the payments, the Company and Hemlo have agreed to form a joint venture to continue exploration upon the property.

(b)

Bear River Project (MM Group), B.C.

The Company owns a 100% interest in 3 mineral claims (31 units), located in the Skeena Mining Division of British Columbia. One of these claims is subject to a 4% NSR Royalty.

7.

RELATED PARTY TRANSACTIONS/BALANCES

(a)

Management fees totalling $36,600 (2003 - $60,000) and exploration and development costs totalling $35,100 (2003 – $Nil), were paid to a corporation controlled by the President of the Company.

(b)

Accounting fees totalling $21,267 (2003 - $20,388) were paid to the Secretary of the Company.

(c)

Geological consulting fees totalling $Nil (2003 – $3,445) were paid to a Director of the Company.

(d)

The amounts due from related parties of $33,095 (2003 - $Nil) represent advances to a director and related companies. Included in this amount is $26,198 owing from a company controlled by the President and majority shareholder of the Company for reimbursement of shared office costs and other expenditures.

(e)

Amounts due to the President, a majority shareholder and Secretary of the Company, are unsecured, non-interest bearing and have no specific terms of repayment.

(f)

During the year the Company entered into a lease agreement with a relative of the President for use of a house located in Gowganda, Ontario. The house will serve as the base for the exploration programs being conducted by the Company on the nearby Copper Hill Property. The lease term was for five months with a renewal option for an additional five months and monthly payments of $2,000. For the year ended May 31, 2004, the Company paid $11,000 in lease payments.

All of the above noted transactions have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2004 AND 2003

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL

The authorized share capital of the Company consists of 100,000,000 common shares without par value.

	2004		2003
	Number of shares	Amount $	Number of shares	Amount $

Balance, beginning of year	14,262,546	7,588,750	7,964,211	6,528,250

Shares issued for:

Cash	8,070,760	1,484,102	6,298,335	1,060,500
Mineral properties	160,000	29,000	–	–
Agents fee	200,000	20,000	–	–
Less: Subscriptions receivable	–	(31,000)	–	(43,500)

Balance, end of year	22,693,306	9,090,852	14,262,546	7,545,250

(a)

Transactions for the Issue of Share Capital during the Year Ended May 31, 2004

i)

The Company completed a financing pursuant to a Short Form Offering Document and issued 729,000 flow-through units at $0.15 per unit and 2,126,500 non-flow-through units for total cash consideration of $428,325. Each flow-through unit consisted of 1 flow-through share and 1/2 share purchase warrant. Each non-flow-through unit consisted of 1 share and 1 share purchase warrant. One whole warrant entitles the purchaser to purchase one additional non-flow-through common share at a price of $0.18 on or before October 17, 2004. In addition, 100,000 common shares and 571,100 agent’s purchase warrants, with the same terms, were issued as a corporate financing fee.

ii)

The Company completed a private placement financing and issued of 815,000 flow-through units at $0.20 per unit and 4,000,000 non-flow-through units at $0.20 per unit for total cash consideration of $963,000. Each flow-through unit consisted of 1 flow-through share and 1 share purchase warrant, which entitles the holder to purchase one additional non-flow-through common share at a price of $0.20, exercisable on or before January 29, 2005. Each non-flow-through unit consisted of 1 share and 1 share purchase warrant, which entitles the holder to purchase one additional non-flow-through common share at a price of $0.20, exercisable on or before January 29, 2006. Under the terms of the issue, warrants acquired with the non-flow-through units may not be exercised if they result in the purchaser owing greater than 20% of the outstanding common shares of the Company. In addition, 100,000 common shares were issued in consideration of the agent’s waiver of its right of first refusal.

iii)

During the year the Company issued 248,760 common shares as a result of the exercise of share purchase warrants at a price of $0.18 for total cash consideration of $172,100.

iv)

During the year the Company issued 151,500 common shares as a result of the exercise of incentive stock options at a price of $0.20 for total cash consideration of $30,300.

v)

During the year, the Company issued 160,000 shares pursuant to property acquisition option agreements. See Note 6(a).

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2004 AND 2003

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

(a)

Transactions for the Issue of Share Capital during the Year Ended May 31, 2003

i)

The Company completed a private placement financing and issued  1,300,000 units at $0.15 per unit for total cash consideration of $195,000. Each unit consisted of 1 share and 1/2 share purchase warrant. One full warrant is required to acquire one additional common share. The full warrants have an exercise price of $0.20 per share on or before October 1, 2003 or $0.25 per share on or before October 1, 2004. In addition, 100,000 common shares and 260,000 agent’s purchase warrants exercisable under the same conditions were issued as a corporate financing fee.

ii)

The Company completed a private placement financing and issued 2,003,333 units at $0.15 per unit for total cash consideration of $300,500. Each unit consisted of 1 share and 1/2 share purchase warrant. One full warrant is exercisable to acquire one additional common share. The full warrants have an exercise price of $0.20 per share on or before October 7, 2003 or $0.25 per share on or before October 7, 2004. In addition, 400,667 agent’s purchase warrants exercisable under the same conditions, and which expire on November 11, 2004, were issued as a corporate financing fee.

iii)

The Company completed a private placement financing and issued 1,775,000 units at $0.20 per unit for total cash consideration of $355,000. Each unit consisted of 1 share and 1/2 share purchase warrant. One full warrant is exercisable to acquire one additional common share. The full warrants have an exercise price of $0.20 per share on or before August 31, 2003 or $0.25 per share on or before August 31. 2004. In addition 130,000 common shares and 355,000 agent’s purchase warrants exercisable at a price of $0.25 per share, and which expire August 31, 2004, were issued as a corporate financing fee.

iv)

The Company completed a private placement financing and 250,000 units at a price of $0.20 per unit for total cash consideration of $50,000. Each unit consisted of 1 share and 1/2 share purchase warrant exercisable to acquire 1/2 additional shares. The purchase warrants have an exercise price of $0.25 per share on or before September 18, 2003. In addition, 50,000 agent’s purchase warrants exercisable at a price of $0.25 per share, and which expire September 18, 2003, were issued as a corporate financing fee.

v)

During the year the Company issued 720,000 common shares as a result of the exercise of purchase warrants at a price of $0.15 for total cash consideration of $108,000.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2004 AND 2003

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

(b)

Stock Options

The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors in accordance with the Company’s stock option plan. Under the terms of this plan the Company is limited in the number of options it can grant to 10% of issued and outstanding shares.

A summary of the status of the Company’s stock options outstanding as at May 31, 2004 and 2003 and changes during the years then ended is as follows:

	Number of shares	Weighted Average Exercise Price $

Balance, May 31, 2002	680,000	0.20

Granted	310,000	0.23

Balance, May 31, 2003	990,000	0.21

Granted	1,345,000	0.21
Exercised	(151,500)	0.20
Forfeited/cancelled	(708,500)	0.21

Balance, May 31, 2004	1,475,000	0.22

The following table summarizes information about the stock options outstanding at May 31, 2004.

Options outstanding
Exercise Prices	Number outstanding	Weighted average remaining contractual life

$0.20	945,000	1.6 years
$0.25	530,000	1.3 years

	1,475,000	1.5 years

During 2004, management adopted the provisions of CICA Handbook Section 3870, “Stock Based Compensation and Other Stock Based Payments”, as it relates to employee stock options. See Note 3 for a description of the effects of this change in accounting policy.

	2004 $	2003 $
Loss for the year
As reported	520,094	410,918
Pro forma	520,094	414,716

Basic and diluted loss per share
As reported	(0.03)	(0.04)
Pro forma	(0.03)	(0.04)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2004 AND 2003

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

(c)

Stock Options (continued)

The fair value for the options was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	Options
	Interest rate	Term	Volatility

2004	2.9%	2 years	52%

2003	3.5%	2 years	3%

The weighted average grant date fair value of options granted during 2004 was $0.03 (2003 - $0.05).

(c)

Warrants

The following table summarizes the continuity of the Company’s warrants:

	Number of shares	Weighted average exercise price $

Balance, May 31, 2003	2,664,167	0.25
Issued with private placements	7,306,000	0.19
Exercised	(40,000)	(0.18)
Expired	(125,000)	(0.25)

Balance, May 31, 2004	9,805,167	0.20

The following table summarizes the Company’s warrants outstanding at year end:

Number of warrants	Exercise Price $	Expiry Date

4,000,000	0.20	January 29, 2006
815,000	0.20	January 29, 2005
2,451,000	0.18	October 17, 2004
1,001,667	0.25	October 7, 2004
650,000	0.25	October 1, 2004
887,500	0.25	August 31, 2004

9,805,167

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2004 AND 2003

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

(d)

Agents’ Warrants

The following table summarizes the continuity of the Company’s agent’s warrants:

	Number of shares	Weighted average exercise price $

Balance, May 31, 2003	1,065,667	0.25
Issued with private placements	571,100	0.15
Exercised	(208,760)	(0.15)
Expired	–	–

Balance, May 31, 2004	1,428,007	0.22

The following table summarizes the Company’s outstanding agent’s warrants that were issued as a corporate financing fee:

Number of warrants	Exercise Price $	Expiry Date

400,667	0.25	November 11, 2004
362,340	0.18	October 17, 2004
260,000	0.25	October 1, 2004
50,000	0.25	September 18, 2004
355,000	0.25	August 31, 2004

1,428,007

9.

INCOME TAXES

The Company has non-capital losses of $3,518,000 to carry forward to reduce future years taxable income, expiring as follows:

	$		$
2005	287,000	2009	150,000
2006	1,848,000	2010	415,000
2007	183,000	2011	477,000
2008	158,000

At May 31, 2004, the Company has cumulative Canadian Exploration Expenses of approximately $1,492,000, which are deductible 100% against future years taxable income and have no expiry date.

Canadian Development Expenses of approximately $981,000 are available at a rate of 30% each year for deduction against future years’ taxable income and have no expiry date.

The Company follows the asset and liability method of accounting for income taxes. Future income taxes assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2004 AND 2003

(Expressed in Canadian Dollars)

9.

INCOME TAXES (continued)

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

10.

COMMITMENTS

(a)

During the current year, the Company entered into a three year operating lease agreement at $2,515 per month for office space. Minimum lease payments are as follows:

2005	$ 30,180
2006	30,180
2007	25,150

$ 85,510

(b)

In November 2003, the Company entered into a lease agreement with a related party for use of a house located in Gowganda, Ontario. The Company is committed to lease payments of $2,000 per month expiring October, 2004. In addition, pursuant to the agreement, the Company issued 50,000 shares in June 2004 to the optionor to enter into an option to purchase the house until December 17, 2004 for a price of $90,000.

11.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The material differences between Canadian and US GAAP, which affect the Company’s financial statements, are described below, and their effect on the financial statements is summarized as follows:

	2004	2003

Loss in accordance with Canadian GAAP	$(520,094)	$(410,918)

Deduct:
Unproven property interests and deferred expenditures incurred in the year and capitalized	(513,818)	(569,655)
Stock based compensation	–	(12,570)

Loss in accordance with US GAAP	$(1,033,912)	$(993,143)

Loss per share (US GAAP)	$(0.06)	$(0.09) (0.09)

	#	#

Weighted average shares outstanding (US GAAP)	17,971,000	10,704,000

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2004 AND 2003

(Expressed in Canadian Dollars)

11.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Statement of Cash Flows in Accordance with US GAAP

	2004	2003
Cash flows from operating activities

Net Loss	$(1,033,912)	$(993,143)

Adjustments to reconcile net loss to cash
Amortization	1,974	4,281
Stock-based compensation	39,722	12,750
Financing fees paid with stock	35,000	–
Gain on disposal of fixed assets	(4,616)	–
Unproven property interest and deferred expenditures	513,818	569,655

Changes in operating assets and liabilities

(Increase) decrease in due from related parties	(33,095)	2,413
(Increase) decrease in prepaid expenses and deposits	14,450	(29,617)
(Increase) in other current assets	(2,939)	(28,337)
Increase (decrease) in accounts payable and accrued liabilities	(10,255)	50,124
Increase (decrease) in due to related parties	(9,432)	7,829

Net Cash to Operating Activities	(489,285)	(404,225)

Cash flows from financing activities

Share subscriptions received	12,500	–
Issue of share capital for cash	1,469,102	1,017,000

Net Cash from Financing Activities	1,481,602	1,017,000

Cash flows to investing activities

Acquisition of property and equipment	(47,508)	(21,538)
Proceeds on disposal of property and equipment	10,945	–
Acquisition of mineral properties	(6,000)	(11,000)
Amortization for mineral exploration	13,131	–
Deferred exploration and development costs	(507,818)	(558,655)

Net Cash to Investing Activities	(537,250)	(591,193)

Increase in Cash	455,067	21,582

Cash – Beginning of Year	22,742	1,160

Cash – End of Year	$477,809	$22,742

	2004	2003

Shareholders’ equity – Canadian GAAP	$3,676,868	$2,611,639

Mineral property expenditures	(3,148,356)	(2,605,538)

Shareholders’ equity – US GAAP	$528,512	$6,101

Mineral property expenditures – Canadian GAAP	$3,148,356	$2,605,538
Mineral property expenditures expensed per US GAAP	(3,148,356)	(2,605,538)

Mineral property expenditures – US GAAP	$–	$–

12.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2004 AND 2003

(Expressed in Canadian Dollars)

13.

SUBSEQUENT EVENTS

(a)

On August 16, 2004 the Company completed a private placement financing and issued 2,100,000 flow-through units at $0.20 per unit for total cash consideration of $420,000. Each unit consisted of 1 flow-through share and 1/2 share purchase warrant. One full warrant entitles the purchaser to acquire one additional non-flow-through common share. The warrants have an exercise price of $0.25 per share on or before August 16, 2005. In addition, the Company paid a corporate financing fee consisting of an 8% commission, a $5,000 administration fee and issued 315,000 common share purchase warrants to the agents in connection with this offering. The agent’s warrants have the same terms as the warrants.

(b)

In June 2004 the Company issued 50,000 common shares pursuant to an operating lease and option agreement with a related party. Refer to Note 10(b).

Exhibit 12.1

I, Seamus Young, Chief Executive Officer, certify that:

1. I have reviewed this Annual Report on Form 20-F of: International KRL Resources Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this

   Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d

   -15(f)) for the company and have:

  (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision,

      to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

  (c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  (d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record,

       process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: November 30, 2004

Seamus Young

Chief Executive Officer

Exhibit 12.2

I, Judith T. Mazvihwa, Chief Financial Officer, certify that:

1. I have reviewed this Annual Report on Form 20-F of:   International KRL Resources Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this

   Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d

   -15(f)) for the company and have:

  (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision,

      to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

  (c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  (d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record,

       process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: November 30, 2004

Judith T. Mazvihwa

Chief Financial Officer

1

EXHIBIT 13.1

Certification of Chief Executive Officer

Pursuant to 18 U.S.C. Section 1350,

as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of International KRL Resources Corp. , a company organized under the British Columbia Company Act (the “Company”) on Form 20-F as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, Seamus Young, President/CEO/Director of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

     (1)  The Report fully complies with the requirements of section 13(a) or

          15(d) of the Securities Exchange Act of 1934; and

     (2)  The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Seamus Young

Seamus Young, President/CEO/Director

Date: November 30, 2004

1

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

International KRL Resources Corp.; SEC File No. 0-50902

Registrant

Dated: November 30, 2004  By /s/ Seamus Young____________________

                                  Seamus Young, President/Director

Dated: November 30, 2004  By /s/ Judith T. Mazvihwa_______________

                            Judith T. Mazvihwa, Director

1