Form 20-F
period 2005-05-31
International KRL Resources Corp.
filed 2005-12-05
CIK 1297467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

   [X]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended________________________________

OR

   [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____________ to __________

INTERNATIONAL KRL RESOURCES CORP.

(Exact name of Registrant as specified in its charter)

__________British Columbia, Canada_____________

(Jurisdiction of incorporation or organization)

Suite 570 – 789 West Pender Street, Vancouver, B.C. Canada  V6C 1H2

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common-Voting Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                             39,389,726

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ___   No xxx

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Page 1 of xxx

Index to Exhibits on Page xx

INTERNATIONAL KRL RESOURCES CORP.

FORM 20-F REGISTRATION STATEMENT

TABLE OF CONTENTS

Introduction                                                                 x

PART I

Item 1.  Identity of Directors, Senior Management and Advisors               x

Item 2.  Offer Statistics and Expected Timetable                             x

Item 3.  Key Information                                                     x

Item 4.  Information on the Company                                         xx

Item 5.  Operating and Financial Review and Prospects                       xx

Item 6.  Directors, Senior Management and Employees                         xx

Item 7.  Major Shareholders and Related Party Transactions                  xx

Item 8.  Financial Information                                              xx

Item 9.  The Offer and Listing                                              xx

Item 10. Additional Information                                             xx

Item 11. Quantitative and Qualitative Disclosures About Market Risk         xx

Item 12. Description of Securities Other Than Equity Securities             xx

PART II

Item 13. Default, Dividend Arrearages and Delinquencies                     xx

Item 14. Material Modifications to the Rights of

         Security Holders and Use of Proceeds                               xx

Item 15. Controls and Procedures                                            xx

Item 16. Reserved

PART III

Item 17. Financial Statements                                               xx

Item 18. Financial Statements                                               xx

Item 19. Exhibits                                                           xx

Mining Glossary                                                             xx

Signature Page

INTRODUCTION

International KRL Resources Corp was incorporated under the Company Act of the Province of British Columbia on July 10, 1978 under the name Kingdom Resources Ltd. On November 27, 1989 the name was changed to KRL Resources Corp. and on March 6, 2002, the name was changed to International KRL Resources Corp. In this Registration Statement, the “Company”, "we", "our", and "us", refers to International KRL Resources Crop. (unless the context otherwise requires).  Summary discussions of documents referred to in this Registration Statement may not be complete, and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at Suite 570 – 789 West Pender Street, Vancouver, British Columbia Canada V6C 1H2; our telephone number is 604-689-0299 and our fax number is 604-689-0288.

BUSINESS OF INTERNATIONAL KRL RESOURCES CORP.

International KRL Resources Corp. (the “Company") is principally a mineral company engaged directly in the acquisition and exploration of mineral properties.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Registration Statement includes forward-looking statements, principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review and Prospects".  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Registration Statement under ITEM #3, “Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements.  In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Registration Statement might not occur.  Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 3/01/2005 the names, ages and dates of election of the Directors of the Company.

Table No. 1

Directors

Name	Age	Date First Elected or Appointed
Seamus Young (1)	65	1986
Mike Muzylowski (2)(1)	72	1990
F. Charles Vickers (2)(3)	56	2005
Clifford H. Frame (4)	-	2005
Judith T. Mazvihwa (2)(1)	31	2003

(1)

Resident/Citizen of British Columbia, Canada

(2)

Member of the Audit Committee

(3)

Resident/Citizen of Texas, US

(4)

Resident/Citizen of Ontario, Canada

1.A.2.  Senior Management

Table No. 2 lists, as of 10/24/2005, the names, ages and dates of appointment of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

Name and Position	Age	Date of First Appointment

Seamus Young, President and CEO	65	1986
Judith T. Mazvihwa, CFO	31	2003

Seamus Young’s business functions, as President and Chief Executive Officer of the Company include strategic planning, business development, liaison with lawyers-regulatory authorities-financial and community/shareholders; and, reporting to the Board of Directors.

Judith Mazvihwa’s business functions, as Chief Financial Officer includes liaison with auditors and accountants, preparation/payment/organization of the expenses/taxes/activities of the Company; and reporting to the Board of Directors.

1.B.  Advisors

The Company’s attorneys are: Miller Thomson LLP

                             Contact: Gregory Smith

                             1000-840 Howe Street

                             Vancouver, British Columbia Canada V6Z 2M1

                             Telephone: 604-643-1258

                             Facsimile: 604-643-1200

The Company’s bank is:       The Bank of Montreal

                             595 Burrard Street

                             Vancouver, British Columbia Canada V7X 1L7

                             Telephone: 604-665-2609

1.C.  Auditors

The Company’s auditor for its financial statements, for each of the preceding four periods, was Manning Elliott, Chartered Accountants. Manning Elliott, Chartered Accountants is a member of the Canadian Institute of Chartered Accountants.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2005/2004 ended May 31st was derived from the financial statements of the Company that have been audited by Manning Elliott, independent registered public accounting firm, as indicated in their audit reports, which are included elsewhere in this Registration Statement.  The selected financial data of the Company for Fiscal 2001/2000/1999 ended December 31st was derived from the financial statements of the Company that were audited by Jones Richard & Company, Independent Chartered Accountant; these financial statements are not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	Fiscal Year Ended 5/31/05	Fiscal Year Ended 5/31/04	Fiscal Year Ended 5/31/03	Fiscal Year Ended 5/31/02	Fiscal Year Ended 5/31/01	Fiscal Year Ended 5/31/00	Fiscal Year Ended 5/31/99

Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Income (Loss)	($859)	($520)	($411)	($150)	($159)	($183)	($1,848)
(Loss) per Share	($0.03)	($0.03)	($0.04)	($0.02)	($0.01)	($0.01)	($0.11)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Wtg. Avg. Shares (000) 2c)	25,696	17,971	10,704	6,760	15,889	18,343	16,800

Working Capital	$1,440	$480	$28	($35)	($62)	$138	$19
Long Term Debt	Nil	Nil	Nil	Nil	$111	$67	$121
Shareholders’ Equity	$5,514	$3,676	$2,655	$2,006	$1,743	$1,543	$726$
Total Assets	$5,569	$3,755	$2,753	$2,045	$1,928	$1,646	$1,057

US GAAP Net Loss	($1,694)	($1,034)	($993)	($277)	N/A	N/A	N/A
US GAAP Loss per Share	($0.07)	($0.06)	($0.09)	($0.04)	N/A	N/A	N/A
US GAAP Avg Shares	25,696	17,971	10,704	6,760	N/A	N/A	N/A

US GAAP Equity	$1,490	$528	$6	($30)	N/A	N/A	N/A
US GAAP Total Assets	$1,546	$607	$147	$10	N/A	N/A	N/A

(1) Cumulative Net Loss during exploration stage through 5/31/2005 under US GAAP, is ($3,998,000)

________________________________________________________________________________

________________________________________________________________________________

3.A.3.  Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of the five most recent fiscal years ended May 31st, the average rates for the period, and the range of high and low rates for the period.

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

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

                                             Average     High     Low    Close

------------------------------------------------------------------------------

October 2005	1.18	1.18	1.17	1.18
September 2005	1.18	1.18	1.17	1.18
August 2005	1.20	1.22	1.19	1.20
July 2005	1.22	1.24	1.20	1.22
June 2005	1.24	1.26	1.23	1.24
May 2005	1.26	1.27	1.24	1.26
Fiscal Year Ended 5/31/2005	1.26	1.26	1.25	1.26
Fiscal Year Ended 5/31/2004	1.38	1.39	1.37	1.38
Fiscal Year Ended 5/31/2004	1.34	1.41	1.27	1.37
Fiscal Year Ended 5/31/2003	1.52	1.60	1.34	1.37
Fiscal Year Ended 5/31/2002	1.57	1.61	1.51	1.53
Fiscal Year Ended 5/31/2001	1.52	1.58	1.49	1.55
Fiscal Year Ended 5/31/2000	1.47	1.51	1.44	1.50

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of August 31, 2005.  As of August 31, 2005 the Company had cash and cash equivalents totaling $1,266,617.  As of August 31, 2005 the Company has no significant debt outstanding and had issued and outstanding common-voting shares of 39,370,256.

Table No. 5

Capitalization and Indebtedness

August 31, 2005

______________________________________________________________________________

______________________________________________________________________________

SHAREHOLDERS’ EQUITY
39,370,256 Common–voting shares issued and outstanding	$12,327,394
Contributed Surplus	$518,487
Retained Earnings (deficit)	($6,625,133)
Net Stockholders’ Equity	$6,220,748

As of
Stock Options Outstanding:	3,520,000
Warrants Outstanding:	18,231,420
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

______________________________________________________________________________

______________________________________________________________________________

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

Risk Factors

Cumulative Unsuccessful Exploration Efforts By Int. KRL Resources’ Personnel Could Result In the Company Having to Cease Operations:

The expenditures to be made by Int. KRL Resources in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in KRL Resources having to cease operations.

Int. KRL Resources Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations:

The properties in which Int. KRL Resources has an interest or the concessions in which the Int. KRL Resources has the right to earn an interest are in the exploratory stage only and are without a known body of ore. If Int. KRL Resources does not ultimately find a body of ore, it would have to cease operations.

There is No Guarantee of Clear Title to Any of the Mineral Properties to which Int. KRL Resources Has an Interest:

Unregistered agreements or unregistered transfers of title could cause Int. KRL Resources to forfeit its interests in one or more of its property interests. Forfeiting an interest in a property would result in significant capital losses to Int. KRL Resources.

Mineral Prices May Not Support Corporate Profit for Int. KRL Resources:

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale of same. If a profitable market does not exist Int. KRL Resources could have to cease operations.

Int. KRL Resources Has No Positive Cash Flow and No History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders:

None of Int. KRL Resources’ properties have advanced to the commercial production stage and the Company has no significant history of earnings or positive cash flow from operations. The cumulative loss through August 31, 2005 since the Company’s inception of the development stage, according to U.S. GAAP, is ($3,998,000). The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the company has been through the sale of its common-voting shares. Any future additional equity financing would cause dilution to current stockholders.

As of November 14, 2005, Int. KRL Resources had 3,745,000 share purchase options outstanding and 18,231,420 share purchase warrants outstanding.  If all of the share purchase warrants and share purchase options were exercised, the number of common-voting shares issued and outstanding would increase from 39,389,726 to 61,366,146.  This represents an increase of 56% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of Int. KRL Resources Could Be In An Amount Great Enough to Force the Company to Cease Operations:

The current and anticipated future operations of the Company including further exploration activities, require permits from various Canadian governmental authorities.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by Int. KRL Resources.

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

Large increases in capital expenditures resulting from any of the above factors could force Int. KRL Resources to cease operations.

Operating Hazards and Risks Associated with the Mining Industry Could Result in Int. KRL Resources Having to Cease Operations:

Resource exploration activities generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage.  Int. KRL Resources may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force Int. KRL Resources to cease operations.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Int. KRL Resources And Shareholders Could Find It Difficult to Sell Their Stock:

The Company’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Company’s Class “A” shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

Int. KRL Resources is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploiting mineral properties, the nature of Int. KRL Resources’ business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Int. KRL Resources’ growth will depend, on the efforts of its Senior Management, particularly its President and Chief Executive Officer, Seamus Young and its Chief Financial Officer, Judith T. Mazvihwa. Loss of these individuals could have a materially adverse effect on the Company.  Int. KRL Resources has no key-man life insurance or written consulting agreements with the Senior Officers or Directors.

Control by Principal Stockholders, Officers and Directors Could Adversely Affect Stockholders of Int. KRL Resources

The Company’s Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to Int. KRL Resources’ stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control the Company’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of Int. KRL Resources, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company’s stock.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Stockholders of Int. KRL Resources

Because the success of Int. KRL Resources is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common-voting shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Int. KRL Resources or Our Its Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against Int. KRL Resources.  The Company is a corporation incorporated in Canada under the Company Act of the Province of British Columbia.  A majority of the Company's directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

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

As a "foreign private issuer”, Int. KRL Resources is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common-voting shares by insiders may result in shareholders having less data.

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

   Suite 570 – 789 West Pender Street

   Vancouver, British Columbia, Canada V6C 1H2

   Telephone: (604) 689-0299

   Facsimile: (604) 689-0288

   Website: www.krl.net

   Email: info@krl.net

The contact person is: Mr. Seamus Young, President and Chief Executive Officer

The Company's fiscal year ends May 31st.

The Company's common-voting shares trade on the TSX Venture Exchange in Toronto under the symbol "IRK".

The authorized share capital of the Company consists of 100,000,000 common shares without par value. As of May 31, 2005 there were 35,345,256 common shares issued and outstanding. As of August 31, 2005 (the most recent quarter) there were 39,370,256 common shares issued and outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

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

On March 6, 2002 the Company completed a share consolidation on a one new share for five old shares basis resulting in an authorized share capital of 20,000,000 no par value common shares, of which 5,816,784 common shares were fully paid and issued. Also on March 6, 2002 the Company name was changed to “International KRL Resources Corp.” and the authorized capital was increased to 100,000,000 no par value common shares.

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

Fiscal 1999

Private Placement (“flow-through” shares”)(1)

Exercise of stock options

Payment for mineral property (2)

Payment for mineral property (3)

Payment for mineral property (4)

Payment for mineral property (5)

Payment for mineral property (5)

Payment for mineral property (6)

Payment for mineral property (7)

Payment for mineral property (8)

		325,000 650,000 75,000 50,000 50,000 25,000 20,000 50,000 20,000 25,000	$48,750 $97,500 $6,000 $5,000 $7,500 $3,750 $3,600 $7,500 $3,000 $2,250

Fiscal 2000

Exercise of stock options

Exercise of share purchase warrants (9)

Settlement of debt (10)

Private Placement (11)

Private Placement (12)

Private Placement (13)

Payment for mineral property (14)

Payment for mineral property (15)

Payment for mineral property (16)

Payment for mineral property (17)

Payment for mineral property (18)

Payment for mineral property (19)

		775,000 200,000 67,362 1,664,999 1,224,999 440,000 100,000 100,000 60,000 30,000 25,000 50,000	$116,250 $30,000 $10,104 $249,750 $183,750 $440,000 $15,000 $15,000 $9,000 $4,500 $3,750 $7,500

Fiscal 2001

Exercise of stock options

Exercise of share purchase warrants (20)

Private Placement (21)

Payment for mineral property (22)

Payment for mineral property (23)

Payment for mineral property (24)

Payment for mineral property (25)

Payment for mineral property (26)

Payment for mineral property (27)

Payment for mineral property (28)

		300,000 455,000 1,810,000 50,000 200,000 50,000 50,000 20,000 100,000 50,000	$45,000 $70,250 $181,000 $10,000 $20,000 $7,500 $5,000 $2,600 411,000 $6,000

Fiscal 2002 (The Company consolidated its share capital on the basis of five old shares for one new share pursuant to a Special Resolution dated 12/7/2001)	Exercise of stock options Payment for mineral property (29) Private Placement (30)	250,000 50,000 1,000,000	$37,500 $3,500 $100,000
	Nature of Share Issuance	Number of Shares (Post-consolidation)	Capital Raised
Fiscal 2002	Private Placement (31) Payment for mineral property (32) Issued in payment of debt (33)	1,000,000 20,000 1,127,427	$100,000 $2,800 $169,114

Fiscal 2003	Private Placement (34) Private Placement (35) Private Placement (36) Private Placement (37) Exercise of share purchase warrants (38)	1,400,000 2,404,000 1,905,000 250,000 720,000	$195,000 $300,500 $355,000 $50,000 $108,000

Fiscal 2004	Private Placement (39) Broker Commission (40) Private Placement (41) Exercise of share purchase warrants (42) Exercise of stock options (43) Payment for mineral property (44)	2,855,500 100,000 4,815,000 248,760 151,500 160,000	$428,325 $15,000 $963,000 $172,100 $30,300 $29,000

Fiscal 2005	Private placement (45) Broker commission (46) Private placement (47) Broker commission (48) Private placement (49) Payment for property (50) Payment for property (51)	1,900,000 22,293 7,981,667 332,990 2,100,000 50,000 250,000	$380,00 $3,344 $1,444,750 $49,948 $420,000 $10,000 $35,000

(1)

This private placement financing consisted of 325,000 units at a price of $0.15 per unit. Each unit consisted of one “flow-through” share and one share purchase warrant exercisable to acquire one additional “flow-through” share at a price of $0.15 per share on or before December 31, 1999, or at a price of $0.20 per share on or before December 31, 2000. The mechanics of Flow Through Agreements are as follows: Certain provisions of the Canadian Income Tax Act allow companies in the resource sector to incur expenditures and renounce them in favor of the investor, who is entitled to claim them.  The Company has incurred such Canadian exploration expenses (primarily expenses incurred for determining the existence, location, extent or quality of a mineral resource in Canada in the course of carrying out geological survey and sampling work.  There is a risk to the Company that if Revenue Canada denies the deductions in the hands of the investor penalties could be levied by Revenue Canada and that the shareholders could sue the Company for damages.  The Company is confident that it is in full compliance with the Canadian Income Tax Act and does not anticipate any such difficulties.

(2)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in eleven mining claims located in the MacMurchy Township of Ontario, Canada.

(3)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in one mineral claim located in the MacMurchy Township of Shining Tree, Ontario.

(4)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in nine mineral claims located in the MacMurchy Township of Shining Tree, Ontario.

(5)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in one mineral claim located in the MacMurchy Township of Shining Tree, Ontario.

(6)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in three mineral claims located in the MacMurchy Township of Shining Tree, Ontario.

(7)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in three mineral claims located in the MacMurchy Township of Shining Tree, Ontario.

(8)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in eleven mining claims located in the MacMurchy Township of Ontario, Canada.

(9)

These shares were issued pursuant to the private placement described in (1) above.

(10)

This debt was owed to Bruce F. Jamieson Inc. and Bruce F. Jamieson & Co. for accounting services rendered and to Marigold Management Ltd., an unrelated company, for administrative services rendered.

(11)

This private placement consisted of the following: (a) 708,333 units consisting of one “flow-through” share and one share purchase warrant.  Each warrant was exercisable to acquire one addition “flow-through” share at a price of $0.15 per share on or before July 7, 2000, or at a price of $0.20 per share on or before July 7, 2001 and (b) 956,666 units consisting on one share and one share purchase warrant.  Each warrant was exercisable to acquire one additional share at a price of $0.15 per share on or before July 7, 2000, or at a price of $0.20 per share on or before July 7, 2001.

(12)

This private placement consisted of the following: (a) 1,091,666 units consisting of one “flow-through” share and one share purchase warrant.  Each share purchase warrant was exercisable to acquire one additional “flow-through” share at a price of $0.15 per share on or before January 21, 2001, or at a price of $0.20 per share on or before January 31, 2002 and (b) 133,333 units consisting of one share and one share purchase warrant.  Each share purchase warrant was exercisable to acquire one additional share at a price of $0.15 per share on or before January 21, 2001 or at a price of $0.20 per share on or before January 21, 2002.

(13)

Each unit of this private placement consisted of: (a) Four “flow-through” shares and four share purchase warrants.  Each share purchase warrant was exercisable to acquire one additional “flow-through” share at a price of $0.25 per share on or before March 22, 2001 and (b) One share and one share purchase warrant.  Each share purchase warrant was exercisable to acquire one additional share at a price of $0.25 per share on or before March 22, 2001.

(14)

By an Option Agreement dated August 10, 1998, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in nine mineral claims located in the MacMurchy Township of Shining Tree, Ontario, for consideration of 150,000 shares of the Company’s capital stock.

(15)

By an Option Agreement dated August 10, 1998, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in three mineral claims located in the MacMurchy Township of Shining Tree, Ontario, for consideration of 150,000 shares of the Company’s capital stock.

(16)

By an Option Agreement dated August 4, 1998, the Company acquired a 100% interest (subject to a 3% net smelter returns royalty) in four mineral claims located in the MacMurchy Township, Ontario for consideration of 100,000 shares of the Company’s capital stock.

(17)

By an Agreement dated June 18, 1999, the Company acquired a 100% interest in three mineral claims located in the MacMurchy and Kelvin Townships, Ontario for consideration of 30,000 shares of the Company’s capital stock.

(18)

By an Agreement dated June 18, 1999, the Company acquired a 100% interest in one mineral claim located in the MacMurchy Township, Ontario for consideration of 25,000 shares of the Company’s capital stock.

(19)

By an Agreement dated March 6, 2000, the Company acquired a right to earn a 100% interest (subject to a 2% net smelter returns royalty) in thirty-three claim units located in the MacMurchy Township, Ontario.

(20)

These were exercised from prior private placement financings. 420,000 shares (of which 60,000 were “flow-through” shares) were exercised at a price of $0.15 per share; 25,000 shares at a price of $0.25 per share; and, 10,000 “flow-through” shares at a price of $0.10 per share.

(21)

The Company sold 1,810,000 units at a price of $0.10 per unit.  Each unit consisted of one “flow-through” share and one share purchase warrant exercisable to acquire one additional “flow-through” share at a price of $0.10 per share on or before December 15, 2001 or at a price of $0.15 per share on or before December 15, 2002.

(22)

By an Agreement dated March 6, 2000, the Company acquired a right to earn a 100% interest (subject to a 2% net smelter returns royalty) in thirty-three claim units located in the MacMurchy Township.

(23)

By an Option Agreement dated October 25, 2000, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in seven mineral claims located in the MacMurchy and Fawcett Townships, Ontario.

(24)

By an Option Agreement dated October 27, 2000, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in one mineral claim located in the Tyrell Township, Ontario.

(25)

By a Letter Agreement dated November 18, 1997, the Company acquired the right to earn a 100% interest (subject to a 1% net smelter returns royalty) in two mineral claims located in the Knight Township of Shining Tree, Ontario.

(26)

By a Purchase Agreement dated July 28, 2000, the Company acquired a 100% interest in one mineral claim located in the MacMurchy Township, Ontario.

(27)

By an Agreement dated January 22, 2001, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in thirty mineral claims located in the MacMurchy, Tryell and Knight Townships.

(28)

By an Agreement dated January 23, 2001, the Company acquired a 100% interest in two mineral claims located in the MacMurchy Township, Ontario.

(29)

This payment relates to the Copper Hill Project located in Ontario referred to in Note 5(a) to the Financial Statements for the Years Ended May 31, 2003 and 2002.

(30)

570,000 of these units were “flow-through” units at a price of $0.10 per unit. Each unit consisted of one pre-consolidation “flow-through” share and one pre-consolidation share purchase warrant exercisable to acquire one additional pre-consolidation share purchase warrant exercisable to acquire one additional pre-consolidation share at a price of $0.10 per share on or before August 27, 2003.  430,000 of these units were sold at a price of $0.10 per unit. Each of these units consisted of one pre-consolidation share and one pre-consolidation share purchase warrant exercisable to acquire one additional pre-consolidation share at a price of $0.10 per share on or before August 27, 2003.

(31)

The Company sold 1,000,000 post-consolidation units at a price of $0.10 per unit.  Each unit consisted on one post-consolidated share and one post-consolidated share purchase warrant exercisable to acquire one additional post-consolidated share at a price of $0.10 per share on or before February 4, 2003.

(32)

This payment relates to the Copper Hill Project located in Ontario referred to in Note 5(a) to the Financial Statements for the Years Ended May 31, 2003 and 2002.

(33)

These debts were to the following individuals and companies for services rendered:

a.

Michael J. Casselman, an officer of the Issuer, for debt owing in the amount of $9,800;

b.

Rita Chow, an unrelated party, for debt owing in the amount of $15,000;

c.

Donegal Developments Ltd., a private company owned by Seamus Young who is an officer and director of the Issuer, for debt owing in the amount of $31,718.73;

d.

Miller Thomson LLP, an unrelated legal firm, for debt owing in the amount of $22,165,30;

e.

Richards Buell Sutton, an unrelated legal firm, for debt owing in the amount of $32,881.95;

f.

T-Bags Management Inc., a private company owned by Seamus Young who is an officer and a director of the Issuer, for debt owing in the amount of $15,618.44;

g.

John J. Watkins, an unrelated party, for debt owing in the amount of $10,165.00; and,

h.

Seamus Young, an officer and a director of the Issuer, for debt owing in the amount of $40,764.59

(34)

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

(35)

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

(36)

This private placement consisted of the sale of 1,775,000 units at a price of $0.20 per unit. Each unit consisted of one share and one-half share purchase warrant.  One full warrant is exercisable to acquire one additional common share.  The full warrants have an exercise price of $0.25 per share on or before August 31, 2004 or $0.25 per share on or before August 31, 2004.  In addition 130,000 common shares and 355,000 agent’s purchase warrants exercisable at a price of $0.25 per share, and which expire August 31, 2004, were issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

(37)

This private placement consisted of the sale of 250,000 units at a price of $0.20 per unit.  Each unit consisted on one share and one-half share purchase warrant exercisable to acquire one-half additional shares. The purchase warrants have an exercise price of $0.25 per share on or before September 18, 2004.  In addition, 50,000 agent’s purchase warrants exercisable at a price of $0.25 per share, and which expired September 18, 2004, were issued to Canaccord Capital Corporation as a corporate financing fee.  This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

(38)

These units were related to the private placement described in (34) above.

(39)

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

(40)

These shares were issued to Canaccord Capital in consideration for their assistance in facilitating this private placement financing.

(41)

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

(42)

During the year the Company issued 248,760 common shares as a result of the exercise of share purchase warrants at a price of $0.18 for total cash consideration of $172,100.

(43)

During the year the Company issued 151,500 common shares as a result of the exercise of incentive stock options at a price of $0.20 for total cash consideration of $30,300.

(44)

During the year, the Company issued 160,000 shares pursuant to   property acquisition option agreements. This payment relates to the Copper Hill Project located in Ontario referred to in Note 6(a) to the Financial Statements for the Years Ended May 31, 2004 and 2003.

(45)

These units were issued pursuant to a brokered private placement of 1,900,000 flow-through units at $0.20 per unit.  Each unit consisted of one flow-through share, one half of one transferable warrant exercisable at a price of $0.40 on or before May 19, 2006 and one-half of one transferable warrant exercisable to purchase one non-flow-through share at a price of $0.80 on or before May 19, 2007.

(46)

These units totaling 22,293 were issued pursuant to a financing commission payable to the agent at a price of $0.15 per unit.

(47)

These units were issued pursuant to a private placement of 4,950,000 flow-through units at a price of $0.20 and 3,031,667 non-flow-through units at a price of $0.15 per unit.  Each flow-through unit consists of one flow-through share, one-half of one transferable warrant exercisable at a price of $0.40 on or before April 12, 2006, and one-half of one transferable warrant exercisable at a price of $0.80 on or before April 12, 2007.  Each non-flow-through unit consists of one non-flow-through common share, one-half of one transferable warrant exercisable at a price of $0.35 on or before April 12, 2006 and one-half of one transferable warrant exercisable at a price of $0.75 on or before April 12, 2007.

(48)

These units totaling 332,990 were issued pursuant to a financing commission payable to the agent at a price of $0.15 per unit.

(49)

These flow-through units were issued pursuant to a private placement of 2,100,000 units at a price of $0.20 per unit.  Each unit consists of one flow-through share and one-half of one share purchase warrant exercisable at a price of $0.25 on or before August 16, 2005.

(50)

The Company issued 50,000 shares pursuant to an option agreement to purchase a house in Gowganda, Ontario at a deemed price of $0.20 per share.

(51)

The Company issued 250,000 shares pursuant to property acquisition option agreements valued at $35,000.

-----------------------------------------------------------------

______________________________________________________________________________

______________________________________________________________________________

Capital Expenditures

Fiscal Year

Fiscal 1999	Nil
Fiscal 2000	Nil
Fiscal 2001	$7,648
Fiscal 2002	Nil
Fiscal 2003	$21,538
Fiscal 2004	$47,508
Fiscal 2005	$7,971

4.B.  BUSINESS OVERVIEW

Historical Corporate Development

For the past three years, the Company has been active in mineral exploration work in Canada in the provinces of Ontario, British Columbia, Yukon Territory, and Saskatchewan. The Company is currently concentrating the majority of its efforts on its Nor Property in the Yukon Territory and the Copper Hill Property, which is located in Ontario. The Company has been inactive for the past three years on its Bear River Project, which is located in the Skeena Mining Division in British Columbia; however, management plans to carry out exploration work on this project during Fiscal 2006.

Copper Hill Gold Project, Ontario

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

During Fiscal 2004 the Company continued work on the Copper Hill Project. On October 30, 2003, the Company announced that it begun a new drill program on the Jude Zone (formerly called the Golden Sylvia Zone) and the adjacent Golden Sylvia Iron Formation Zone. Four drill holes were completed by November 5, 2003.  Two of these were on the Jude Zone and two were on the Golden Sylvia Iron Formation Zone. Two additional drill holes were completed on the Golden Sylvia Iron Formation Zone by November 13, 2003.

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

On January 29, 2004 RAB Special Situations L.P., an unrelated financial institution located in the United Kingdom, announced that it had subscribed for 3,900,000 units of the Company at a price of $0.20 per share. Each unit consisted of one common share and one non-transferable share purchase warrant which entitled RAB Financial to purchase an additional share at a rice of $0.20 for a period of one year. (This transaction took place off the market by way of a private placement.)

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

ON March 3, 2004, the Company began a high-resolution, fixed-wing airborne geophysical survey on the Copper Hill Project.

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

On June 10, 2004, the Company started a reverse circulation-drilling program on the Golden Sylvia Iron Formation Zone located within the Copper Hill Project. This program consists of nine vertical reverse circulation drill holes totaling 1,115 meters.  On June 24, 2004, the Company announced that it had completed eight of the nine drill holes and was, at that time, drilling the ninth hole.  All of the drill holes, which were completed, were drilled to a depth of approximately 100 meters. The Company completed this drill program on July 6, 2004.

In August/September 2005, International KRL Resources Corp. drilled CH-05-14 to test the GEOTEM conductor in the middle of North Foley Lake, located on the eastern extension of the Red Dome Rhyolite on the Copper Hill Property. The 600 m long conductor, striking roughly north-west/south-east and dipping to the south-west, was identified by a GEOTEM airborne electromagnetic survey carried out in the winter 2004.

The 351m hole intersected a sequence of fragmental felsic volcanics, chert and mafic volcanics with moderate carbonate, minor sericite and local hematite alteration. No significant assay results were identified in this unit. The last 3.9 meters of the hole returned a weighted average of 0.8grams/tonne gold. The Qualified Person for this project is J. L. LeBel (P.Eng.).

In 2005, the Company also carried out an extensive prospecting, mapping and rock chip sampling program covering all the magnetic and EM conductors identified by the airborne survey carried out in 2004. The results of this survey will be released as soon as they have been compiled

Nor Property, Yukon Territory (Uranium)

The Nor Uranium Property is located on the east flank of the Richardson Mountains, about 65 km east of the Dempster Highway and 250km north of Dawson City, Yukon Territory.  The property exhibits some similarities to the Olympic Dam Uranium Mine property in Australia, including some similarities in geology, presence of anomalous uranium, copper, gold and rare earth elements and very large magnetic and gravity anomalies.  The property has not previously been explored as a uranium target.

International KRL acquired the right to earn a 100% interest subject to a 2% NSR by an option agreement signed in October, 2004.  The terms of the option are detailed in note 6(b) in the financial statements.  Since signing the option, the Company has staked additional ground contiguous to, and in the vicinity of, the property.

The Nor Property now comprises 282 claims. In 2005 International KRL Resources Corp. carried out a geophysics and geochemical sampling program. The aeromagnetic helicopter survey was flown by McPhar Geosurveys Ltd. (McPhar) using a high-sensitivity caesium magnetometer. The magnetometer bird was flown at a nominal height of 45m. The survey totalled 1155 km on 155 flight lines (100m spacing), plus 123 km on 8 tie lines (1 km spacing). The flight lies were flown at an azimuth of 65o and the perpendicular tie lines at 155o. The data were field processed by McPhar then forwarded to their Newmarket office for final levelling and filtering.

The survey was successful in defining many obvious and more subtle features of the Richardson fault array as well as providing high resolution magnetic coverage of the Nor ridge. Standard colour contoured Total Magnetic Intensity (TMI) map a collection of filtered and derivative maps were produced and a presentation of the survey was given to the Company by VOX Geoscience Ltd. The Qualified Person for the geophysical portion of the project is Ken Robertson (P.Geo.).

The Company also completed a geochemical soil survey on the property.  Over 1,100 soil samples were collected for analysis from a surveyed grid on the property this year. Soil samples were collected at 50m intervals along survey lines spaced at 400m and 200m apart. Geochemical analyses for 36 elements were conducted by Acme Analytical Labs in Vancouver.  Sampling was conducted by a crew from Ryanwood Exploration under the direction of Mark Terry, the on-site company geologist.  The Qualified Person for the program is Michael H. Sanguinetti, P. Eng.

Initial evaluation of the geochemical results has shown coincident copper and uranium anomalies extending intermittently along 8.5 kilometres over the surveyed length of the property.  In addition, coincident rare earth element (REE) anomalies occur along the anomalous copper-uranium trend.  Evaluation of the geochemical anomalies with the results of geological mapping, rock sampling and the induced polarization survey is in progress and will be reported in a timely manner.

Carswell Property, Saskatchewan - Uranium

The Carswell uranium property is located on the Carswell Dome Formation in the Athabasca Basin.  The property is adjacent to the Cluff Lake Uranium Mine boundary.  The Cluff Lake Mine has been one of the largest producers of uranium in the world.  Subsequent to the period end, the Company granted an option to Essendon Solutions Inc. to acquire a 50% interest in the property for total present and future consideration of $25,000, 200,000 shares and a commitment to expend $100,000 on exploration on the property.

Plan Of Operations

Source of Funds for Fiscal 2005/2006

The Company’s primary source of funds since incorporation has been through the issuance of common shares and share purchase warrants.

The Company had working capital of $1,405,952 at August 31, 2005 and a working capital of $1,439,778 at May 31, 2005.

Source of Funds for Fiscal 2004/2005

The Company’s primary source of funds since incorporation has been through the issuance of common shares and share purchase warrants.

The Company had working capital of $27,612 at 5/31/2003 and a working capital deficit of ($35,058) at 5/31/2002.

Subsequent to the end of Fiscal 2003, May 31, 2003, the Company has raised $1,479,626 through private placement financings, the exercise of share purchase options and the exercise of share purchase warrants.

Use of Funds for Fiscal 2004/2005

During Fiscal 2004 and Fiscal 2005, respectively, the Company estimates that it might expend $300,000 and $345,000 on general/administrative expenses.  During Fiscal 2004 and Fiscal 2005, respectively, the Company estimates that it might expend $1.0 million and $1.5 million on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees

The Company will continue to focus the majority of its efforts on the further exploration of the Nor and Copper Hill properties.  The Company has no plans to add any additional personnel.  Management anticipates that any property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales/Assets

The Company generated no revenue during the last three years.

At 5/31/2005, 5/31/2004, 5/31/2003, and 5/31/2002, respectively: all of the Company’s assets were located in Canada.

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

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 1,500 sq. ft. at 789 West Pender Street, #570, Vancouver, British Columbia, Canada V6C 1H2.  The Company began occupying these facilities in April 2005.  Monthly rent is $1,821.11.

The Company is concentrating all of its efforts in Canada. What follows is a discussion of the Company’s interests in Canada.

The Shinning Tree/Copper Hill/Golden Sylvia Property

Acquisition Details

The Company owns or has the option to acquire a 100% interest in mining claims and leased claims comprising 850 contiguous units covering approximately 13,200 hectares of Provincial Crown lands. The claims were acquired either by staking or pursuant to numerous property acquisition agreements entered into by the Company since 1991. All of these claims are in good standing through 2005. The property acquisition agreements are described below:

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

Future Plans by International KRL Resources

The Issuer is currently engaged in exploratory work on the Nor Property in the Yukon and Copper Hill Property in Shining Tree, Ontario. The most recent work on the Nor Property consisted aeromagnetic survey, geochemistry analysis, and mapping. On the Copper Hill Property the most recent work consisted of a diamond drill program and down hole geophysical survey.

The Company plans to continue its exploration work on the Nor and Copper Hill properties and management will formulate a work program for 2006 at a later date.

Nor Property, Yukon Territory (Uranium)

Acquisition Details

International KRL acquired the right to earn a 100% interest subject to a 2% NSR by an option agreement signed in October, 2004.  Pursuant to an Option Agreement dated October 28, 2004 the Company acquired the right to earn a 100% interest, subject to a 2% NSR Royalty, in 52 mineral claims in the Dawson Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of up to $207,500 cash consideration and issue a total of 1,000,000 shares as follows:

Cash consideration:

(i)

$7,500 paid within 5 days of agreement;

(ii)

a further $20,000 paid on June 1, 2005;

(iii)

a further $30,000 to be paid on December 1, 2005;

(iv)

a further $40,000 to be paid on December 1, 2006;

(v)

a further $50,000 to be paid December 1, 2007; and

(vi)

a further $60,000 to be paid December 1, 2008.

If at any time the shares of the Company trade, for 10 days, at $1 or more, all further cash payments will be deemed to have been satisfied.

Share consideration:

(i)

200,000 shares issued in December, 2004;

(ii)

a further 200,000 shares issued on December 1, 2005;

(iii)

a further 200,000 shares to be issued on December 1, 2006;

(iv)

a further 200,000 shares to be issued on December 1, 2007; and

(v)

a further 200,000 shares to be issued on December 1, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

Since signing the option, the Company has staked additional ground contiguous to, and in the vicinity of, the property. The Nor Property now comprises 282 claims.

Property Description and Location

The Nor Uranium Property is located on the east flank of the Richardson Mountains, about 65 km east of the Dempster Highway and 250km north of Dawson City, Yukon Territory.  The property exhibits some similarities to the Olympic Dam Uranium Mine property in Australia, including some similarities in geology, presence of anomalous uranium, copper, gold and rare earth elements and very large magnetic and gravity anomalies.  The property has not previously been explored as a uranium target.

Local Resources, Infrastructure and Physiography

The property is accessible by helicopter from the Eagle Plains Lodge on the Dempster Highway, 65km west of the property. The nearest community is Fort McPherson, 140km north of the property.

The topography on the property is of moderate relief. The whole property is covered by permafrost, from the valley to the highest point on the ridge is 290m.

The climate is typical of the Yukon Territory, in that it is very cold (-50oC) in the winter and relatively warm in the summers (+30oC).  The precipitation is high/moderate.

Future Plans by International KRL Resources

The Issuer is currently engaged in compiling results from the exploration program of 2005. The most recent work consisted of geophysical, geochemical surveys, extensive mapping and prospecting. The geophysics program was carried out by McPhar Geophysics Ltd. The purpose of this work is to assist ongoing exploration efforts and to generate exploration targets.

The Company plans to continue its exploration work on the Nor Property and plans to drill the property in the next exploration season of 2006.

Carswell Property, Saskatchewan - Uranium

The Carswell uranium property is located on the Carswell Dome Formation in the Athabasca Basin.  The property is adjacent to the Cluff Lake Uranium Mine boundary.  The Cluff Lake Mine has been one of the largest producers of uranium in the world.  Subsequent to the period end, the Company granted an option to Essendon Solutions Inc. to acquire a 50% interest in the property for total present and future consideration of $25,000, 200,000 shares and a commitment to expend $100,000 on exploration on the property.

Bear River Property

The Company owns a 100% interest in three mineral claims, representing 31 units, located in the Skeena Mining Division of British Columbia.

The property is available for option. The Company has not done any exploration work on the property since Fiscal 1999, ended May 31, 1999.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Six Months Ended 11/30/2005, and 11/30/2004, and the fiscal years ended 5/31/2005, 5/31/2004, and 5/31/2003 should be read in conjunction with the financial statements of the Company and the notes thereto.

Overview

During the year, the Company raised a gross amount of $2.2 million from private placements and the exercise of warrants.  $62,000 was spent on property option payments and new property acquisitions.  $790,000 was spent on mineral exploration.  Administration expenses amounted to $309,000 (calculated as total expenses less financing fees, option gains, write-offs and write-downs and stock based compensation).

With the price of precious metals rising since November 2001, management will concentrate the majority of its efforts on the Company’s mineral exploration projects in Canada.

SELECTED ANNUAL INFORMATION (expressed in Canadian dollars)

	May 31, 2005	May 31, 2004	May 31, 2003

Net loss	(859,431)	(520,094)	(410,918)
Net loss per share	(0.03)	(0.03)	(0.04)
Total assets	5,569,509	3,755,045	2,709,503

As the Company has no revenues, increased activity causes increased losses.  Other losses can be caused by write-downs or write-offs of assets which do not follow a trend.  The increased success in the past year in the raising of capital has allowed the company to increase its activity which has resulted in a higher loss figure.

Results of Operations

Fiscal Year 2005 Ended 5/31/2005 vs Fiscal Year 2004 Ended 5/31/2004

Net loss in the current year was $859,431 compared to $520,094 in the prior year.  Most office expense categories increased due to increased activity by the Company however other categories benefited from increased sharing of costs by Logan Resources Ltd.  Significant line item changes were as follows:

•

Accounting and legal dropped from $94,797 to $29,470 due to a combination of factors including extra accounting needed for the Company's registration with the SEC in the prior year, Canaccord financing legal costs in the prior year of $20,000 and a $12,000 reversal in the current year of prior year legal fees recorded in error.

•

Administration salaries were up from $48,597 to $80,155 due to the hiring on a shared basis of additional office staff.

•

Financing fees and expenses were up from $95,421 to $250,404 due mainly to the increase in capital raised from $1.5 million in 2004 to $2.2 million in 2005 and a more rigorous categorization of financing direct legal and broker legal costs to financing.

•

Promotion and travel decreased from $71,715 to $41,207 due to decreased travel costs that in the prior year included a trip to Europe and attendance at shows by more company personnel.  This year the Company participated in the New York Gold Show, New Orleans Investor Conference, the San Francisco Investor Show, the Vancouver Investment Conference and the Prospectors and Developers Conference.  However, in the current year, Logan Resources Ltd. was able to share much of the costs.  Also, in the prior year, more was spent on custom display material.

•

Stock exchange and filing fees were down from $41,595 to $16,504 mainly due to costs associated with registration with the SEC incurred in the prior year.

•

Stock-based compensation increased from $39,722 to $327,787 due to increased grants of stock options to employees, consultants, and financing agents and an increase in the expected volatility of the Company's share price.  This expense is entirely non-cash.

•

The gain on property option represents the excess of the value of shares and cash received during the year pursuant to the optioning of 50% of the Company’s interest in the Carswell property, over the Company’s cost of acquisition and exploration on the property.

SUMMARY OF QUARTERLY RESULTS

	May 31, 2005	Feb. 28, 2005	Nov 30, 2004	Aug 31, 2004	May 31, 2004	Feb 29, 2004	Nov 30, 2003	Aug 31, 2003
Net loss	(534,215)	(101,255)	(88,291)	(135,670)	(150,820)	(162,766)	(149,450)	(57,059)
Net loss per share	(0.019)	(0.004)	(0.004)	(0.006)	(0.007)	(0.009)	(0.007)	(0.004)

For each of the above periods, the Company had no revenue.   Net loss and loss before discontinued operations and extraordinary items was the same for all periods. Net loss per share was the same on a basic and diluted basis for all periods.

Loss in the last quarter was exceptionally high due to $309,607 of non-cash stock based compensation and $211,564 of financing costs associated with the $1.8 million in financings of that quarter.

LIQUIDITY

As at May 31, 2005, the Company had a working capital balance of $1,439,778.  This included flow-through share funds of $1.3 million, which are committed to mineral exploration in Canada. Since the year end, the Company has raised an additional $545,000 from the issue of non-flow-through shares and an additional $312,500 from the issue of flow-through shares.  These funds will be sufficient for the Company to meet its working capital needs and property payment commitments (currently $30,000) in the coming year and to carry out a significant amount of exploration.  Nonetheless, in the longer term, as the company has no regular source of revenue, it will be continuing to seek new equity capital, through private placements or public offerings.

For Years Ended May 31st

	2005	2004
Exploration And Development Costs
Accommodation and meals	$39,778	$42,687
Assays	$65,903	$18,657
Drafting	$4,706	$9,214
Drilling	$239,082	$227,882
Geological wages, fees and costs	$164,122	$117,306
Geophysics	$68,664	$128,746
License and recording fees	$11,009	$2,312
Supplies and communication	$43,708	$4,682
Support wages	$115,294	$33,628
Travel and vehicle expense	$55,085	$22,073

Results of Operations

Nine Months Ended 2/29/2004 vs. Nine Months Ended 2/28/2003

For the nine months ended 2/29/2004, the Company incurred a net loss of ($369,274) [2003-($322,097)] which included charges to income not involving cash of amortization in the amount of $1,171.

The resultant loss per share for the nine-month period ended 2/29/2004 was ($0.02).  The net loss per share for the nine months ended 2/29/2003 was ($0.03).

Expenses incurred during the nine-month period ended 2/29/2004 were $369,274, which represented an increased over the same nine-month period last fiscal year when expenses were $322,097. The primary reasons for the increases in expenses were increases that resulted from the fact that management communicated more extensively with both shareholders and the investment community in Canada. Shareholder relations, meetings and news releases, which represented no expenses in the prior fiscal period, were $56,089 for the first nine months of Fiscal 2004. Travel expenses were $9,046 during the first nine months of Fiscal 2004 as compared to nil during the first nine months of Fiscal 2003. Stock exchange and filing fees also increased from $12,540 during the first nine months of Fiscal 2003 to $38,638 during the first nine months of Fiscal 2004.  This was due primarily to the greater fees incurred during the third fiscal quarter of Fiscal 2004 as a result of the large number of share issuances resulting from the exercise of share purchase warrants and private placement financings.

Expenses, which decreased significantly during the first nine months of Fiscal 2004 as compared to the first nine months of Fiscal 2003, included Financing fees and costs (down $37,662 because of the lesser amount raised from private placement financings) and legal fees (down $9,913 also because of the lesser amount raised from private placement financings).

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

The Company spent $558,655 during Fiscal 2003 on its mineral properties as compared to $118,931 during Fiscal 2002. The expenses for each fiscal year are outlined below:

For the Years Ended May 31st

Exploration and Development Costs	2003	2002

Accommodation and meals	$33,700	$4,886
Assays	$39,33	$6,039
Drafting	$18,189	$2,797
Drilling	$178,174	$140
Labor	$183,713	$98,503
License and Recording Fees	$935	$2,113
Supplies and Miscellaneous	$25,302	$843
Surveys	$33,891	$1,000
Travel	$45,418	$2,610

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

Fiscal 2001 Ended 5/31/2001 vs. Fiscal 2000 Ended 5/31/2000

The company incurred a net loss of ($158,894) for Fiscal 2001 or ($0.01) per share compared to a net loss of ($183,425) or ($0.01) per share in Fiscal 2000.

Expenses during Fiscal 2110 totaled $154,771 as compared to the expenses for the previous 12-month period, which were $151,774.  The primary differences in expense categories occurred in “accounting and audit”; “legal fees”; and, “promotion and travel”. The lower level of business activity resulted in a decrease in both accounting fees and legal fees. Promotion and travel expenses did increase as management, during Fiscal 2001, attempted to communicate with shareholders and potential investors in Canada to a larger extent than during Fiscal 2000.

Liquidity and Capital Resources

Nine Months Ended 2/29/2004

The Company’s current assets as of 2/29/2004 totaled $712,117.  Of this amount cash represented $196,554; $500,000 consisted of bank securities and term deposits and the balance consisted of prepaid expenses; good and services tax recoverable; share subscriptions receivable; and, accounts receivable.

The only sources of significant additional funds, which are presently available to the Company, are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party.  There is no assurance that such sources of financing will be available on acceptable terms, if at all.

Management believes that the Company currently has sufficient capital to sustain operations through the end of the current calendar year.  This belief is based on past levels of expenditures, which occurred during the Company’s prior fiscal years.

Cash used for operating activities during the nine months ended 2/29/2004 totaled ($458,919), including the net loss of ($369,274).  Adjustments during this period were accounts receivable/payable & accrued liabilities in the amount of ($14,885); prepaid expenses in the amount of $5,460; amount due from related parties in the amount of ($122,077); share subscription advances in the amount of $33,439; and, goods and services tax recoverable in the amount of $7,246.

Investing activities during the nine months ended 2/29/2004 consisted primarily of exploration expenditures, which amounted to $439,965, and the acquisition of marketable securities, in the amount of $500,000. The Company also purchased equipment in the amount of $32,772 ($24,580 of this amount was for the purchase of a new truck for company operations).

The exploration expenditures are outlined below:

Exploration Costs	Amount

Accommodation and Meals	$26,238
Amortization of field-use equipment	$6,842
Assays	$10,012
Drafting and mapping	$6,538
Drilling	$129,481
Geological consultants wages, fees and costs	$67,084
Labor and payroll assessments	$51,437
License and recording fees	$1,134
Supplies and miscellaneous	$7,031
Surveys	$116,094
Telecommunications – satellite, field phones, internet	$953
Travel and vehicle expenses	$17,122

During the nine months ended 2/29/2004 the Issuer received $1,479,626 from the issuance of common shares resulting from private placement financings and the exercise of share purchase options and share purchase warrants as described above in 4.A History and Development of the Company.

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

(4)

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

Cash Used for Investing Activities during Fiscal 2003 totaled ($591,193) which consisted entirely of expenditures on the Company’s mineral properties. Of this amount, $558,655 consisted of exploration work on the Issuer’s properties as follows:

Exploration Costs	Amount

Accommodations and meals	$33,700
Assays	$39,333
Drafting	$18,189
Drilling	$178,174
Labor	$183,713
License and recording fees	4935
Supplies and miscellaneous	$25,302
Surveys	$33,891
Travel	$45,418

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

US GAAP Reconciliation

5.E.  Off-Balance Sheet Arrangements.

5.F.  Tabular disclosure of contractual obligations.

      --- No Disclosure Necessary ---

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

The significant US GAAP versus Canadian GAAP accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include: the expensing of mineral property acquisition/exploration costs and accounting for stock-based compensation.

The Company capitalizes mineral property acquisition/exploration/development costs until the property is placed into production, sold, allowed to lapse or otherwise abandoned.  All mineral property acquisition, exploration and development costs have been acquired for cash and/or common-voting shares.  The company performs periodic evaluations to evaluate recoverability of mineral property costs.  Under SEC interpretation of US GAAP, for exploration stage properties, all such acquisition and/or exploration costs are expensed in the period incurred.

For US GAAP purposes, the Company had elected under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) to continue to apply the intrinsic value based method of accounting for stock-based compensation under APB 25 “Accounting for Stock Issued to Employees”.  Under the intrinsic value method, stock compensation is the excess, if any, of the quoted market value of the stock at the measured date of the grant over the amount an optionee must pay to acquire the stock.  Under US GAAP, the issue of stock options to non-employees is accounted for under SFAS 123.  The fair value of the stock options granted to non-employees will be estimated using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield; expected volatility; risk-free interest rate; and expected average option life.  There were no stock options granted or outstanding during Fiscal 2002/2001/2000.  The first calculation and footnote disclosure was adopted for Fiscal 2003 Ended January 31st.

Recent Accounting Pronouncements Applicable to Us

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141 “Business Combinations,” or SFAS 141, and SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142.  SFAS 141 requires all business combinations initiated after 6/30/2001 to be accounted for using the purchase method of accounting.  Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually, or more frequently if impairment indicators arise.  All other intangible assets will continue to be amortized over their estimated useful lives.  The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after 6/30/2001.  With respect to goodwill and intangible assets acquired prior to 7/1/2001, we are required to adopt SFAS 142 effective 7/1/2002.  The adoption of SFAS 141 and SFAS 142 is not expected to have a material impact on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, or SFAS 144.  Although SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, or SFAS 121, it retains the requirements of SFAS 121 regarding recognition of impairment loss for long-lived assets to be held and used (based on undiscounted cash flows) and resolves certain implementation issues.  Under SFAS 144, companies will (1) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (2) measure an impairment loss as the difference between the carrying amount and fair value of the asset.  SFAS 144 also provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale.  The adoption of SFAS 144 on 7/1/2002 is not expected to have a material impact on our financial position or results of operations.

On 4/30/2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (""SFAS 145"").  Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishments of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.  The adoption of SFAS 145 on 5/15/2002 does not have a material impact on our financial position or results of operations.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Exit or Disposal Activities.  SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract.  SFAS No. 146 supercedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).  SFAS No. 146 will be effective for exit or disposal activities of the Company that are initiated after 12/31/2002 and are not expected to have a material impact on our financial position or results of operations.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

11/14/2005

______________________________________________________________________________

______________________________________________________________________________

Date of
First
Election or
Name Position Age Appointment

------------------------------------------------------------------------------

Seamus Young	President/Director	65	1986
Mike Muzylowski (1)	Director	72	1990
F. Charles Vickers (1)	Director	56	2005
Clifford H. Frame	Director		2005
Judith T. Mazvihwa (1)	Director	31	2003

(1) Member of the Audit Committee

______________________________________________________________________________

Seamus Young is a mining engineer with forty years experience.  He immigrated to Canada from Tipperary, Ireland in May of 1964.  He has been involved in the resource industry since that time.  He has been involved with the Issuer since 1983 and with Logan Resources Ltd., a public company trading on the TSX Venture Exchange, since 1992.

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

Clifford H. Frame is a professional engineer with 40 years of experience in all aspects of resource project development, acquisition, marketing, financing, operations and production. Widely recognized for his achievements in the resource industry, he has overseen several major mine developments in Canada, Australia, Ireland and Indonesia. Mr. Frame has outstanding industry experience, leadership and communication skills, which have earned him extensive international mining contacts and well-established relationships with government, financial and investor groups. He has a strong background in all aspects of mine exploration, development and operation.

F. Charles Vickers is the president of Greyling Investments, Inc. which is a major shareholder in the Company as well as a number of other junior resource companies in Canada.  Mr. Vickers was the Chairman and President of Troutline Investments Inc. until April of 2004 when Troutline successfully merged with three oil and gas companies to become Innova Energy Ltd. (“Innova”). Mr. Vickers continues to serve as a director of Innova.  Innova has grown from an initial market capitalization of’ $67 million to a current market valuation of almost $200 million. Mr. Vickers has 30 years of experience with resource based companies.

Judith T. Mazvihwa has been in mining business for 10 years and was a mine geologist for Casmyn Mining (Pvt) Ltd. in Zimbabwe.  From December 1996 to April 1997, she was a geologist with Prospecting Ventures Ltd.; from June 1997 to September 1999, she was Mining Geologist Section Head with Casmyn Mining Zimbabwe (Pvt) Ltd.; from March 2002 to April 2002, she worked for Cumberland Resources Ltd.; and from April 2002 to November 2002, she was with Northgate Exploration Ltd.  Since December 2002, she was Officer Manager with International KRL Resources Corp. and since December 2003, she has been a CFO and Director of International KRL Resources Corp., a mineral exploration company publicly traded on the TSX Venture Exchange.

(Charles D. Mooney resigned from the Board of Directors August 15, 2005.)

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2005 ended 5/31/2005 was as follows;

	Fiscal Year 2005	Fiscal Year 2004
Management Fees	$29,600	$32,500
Salary	$28,900	$26,400

Director Compensation.  The Company had no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  950,000 stock options were granted or exercised during Fiscal 2005.  Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.  The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Company had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2005 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: F. Charles Vickers, Mike Muzylowski and Judith T. Mazvihwa.

6.D.  Employees

As of 11/14/2005, the Company had 5 employees, outside of independent contractors, excluding the Senior Management.

6.E.  Share Ownership

Table No. 7 lists, as of 10/18/2005, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 7

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Seamus Young	738,697	1.87%
Common	Mike Muzylowski	90,800	0.23%
Common	Judith T. Mazvihwa	175,000	0.44%
Common	F. Charles Vickers	0	0%
Common	Clifford H. Frame	0	0%
Common	RAB Special Situations LP	3,900,000	9.90%
	Total Directors/Management 5% Holders	4,904,497	12.44%

(1) 1,400,000 shares controlled and directed for Greyling Investment Inc.

# Based on 39,389,726 fully diluted shares as of 11/15/2005.

Stock Options.

Description of the Company’s Stock Option Plan:

At the Company’s annual general meeting held on November 17, 2005, shareholders approved the adoption of the 2003 Share Incentive Plan (the “Plan”) in order to provide incentive to employees, management and others who provide services to the Company to act in the best interest of the Company.

Pursuant to the Plan, the Issuer has authorized the reservation of up to 10% of the issued and outstanding common shares of the Issuer for the grant of options from time to time.  Under the Plan, the Board may from time to time grant to directors, officers, employees and consultants of the Issuer, as the Board shall designate, options to purchase from the Issuer such number of common shares of the Board shall designate.  Some of he significant terms of the Plan are as follows.

1.

Options may be granted on authorized but unissued common shares up to but not exceeding 10% of the issued and outstanding common shares of the Issuer at the time of any such grant of options.

2.

The total number of common shares to be reserved for issuance over the previous twelve month period for any optionee shall not exceed 5% of the issued common shares of the Issuer at the time of grant with the exception that, as long as the Issuer’s common shares are listed on Tier 2 of the TSX Venture Exchange (“TSX-V”), the total number of common shares that may be reserved for issuance over the previous twelve months period for individuals engaged in an investor relations capacity shall not exceed 2% of the issued common shares of the Issuer at the time of grant.  In addition, the total number of common shares to be reserved for issuance over the previous twelve-month period for any one consultant, shall not exceed 2% of the issued common shares of the Issuer at the time of grant.

3.

While the Issuer’s common shares are listed on the TSX-V, the purchase price per common share for any option granted under the Plan shall not be less than the discounted market price of the Issuer’s common shares in accordance with the policies of the TSX-V. At such time as the Issuer’s common shares are listed on the Toronto Stock Exchange (the “TSE”) the purchase price per common share for any option granted under the Plan shall be not less than the fair market value in accordance with the policies of the TSE.

4.

Options granted must expire not later than a maximum of five years from the date of the grant while the Issuer’s common shares are listed on Tier 2 of the TSX-V. At such time as the Issuer’s common shares are listed on Tier 1 of the TSX-V or the TSE options granted must expire not later than a maximum of ten years from the date of grant.

5.

In the event that the Plan is amended to permit the number of common shares reserved for issue under the Plan to exceed of 10% of the outstanding shares of the Issuer, then, provided the Issuer’s common  shares are listed on “Tier 2 of the TSX-V all options will vest in equal amounts over consecutive quarterly periods for a period of no less than eighteen months from the date of grant.  At such time as the Issuer’s common shares are listed on Tier 1 of the TSX-V or the TSE, options will vest at the discretion of the board of directors.

6.

All options granted pursuant to the Plan shall be non-assignable and non-transferable.

7.

Subject to the receipt of disinterested shareholder approval for the grant of options under the Plan, the Plan will allow:

(i)

the number of Common Shares reserved for issuance under the stock options granted to insiders to exceed 10% of the outstanding Common Shares of the Issuer;

(ii)

the issuance to insiders, within a one year period of a number of shares exceeding 10% of the outstanding Common Shares of the Issuer;

(iii)

the issuance to any one insider and such insider’s associates, within a one year period, of a number of Common Shares exceeding 5% of the outstanding Common Shares; and,

(iv)

the Issuer to have the ability to decrease the exercise price of stock options previously granted to insiders.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common-voting shares subject to such options are set forth in Table No. 8 as of 11/15/2005, as well as the number of options granted to Directors and independent contractors.

Table No. 8

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

Name	Number of Common-voting Shares	Exercise Price	Grant Date	Expiration Date
Mike Muzylowski, Director	150,000	$0.20	05/19/04	05/19/06
	250,000	$0.25	07/08/05	07/08/07
Seamus Young, Officer/Director	220,000 200,000	$0.20 $0.20	05/06/04 02/16/05	05/06/06 02/16/07
	250,000	$0.25	07/08/05	07/08/07
Clifford H. Frame	500,000	$0.45	08/15/05	08/15/07
	500,000	$0.60	08/15/05	08/15/07
Judith T. Mazvihwa, Officer/Director	125,000 50,000	$0.20 $0.20	05/19/04 02/16/05	05/19/06 02/16/07
	250,000	$0.25	07/08/05	07/08/07
Employees/Consultants	425,000	$0.20	05/06/04	05/06/06

Total Officers/Directors	2,920,000
Total Consultants	600,000
Total	3,520,000

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 7.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company, the exercise of stock options/share purchase warrants, and sales by the individuals has lead over the last several years to some significant changes in the holdings of major shareholders; the table below reflects direct/indirect holdings of common-voting shares, refer to Table No. 7 for additional information.

______________________________________________________________________________

Name	Shares Owned 5/31/2005	Shares Owned 5/31/2004	Shares Owned 5/31/2003

Seamus Young	738,697	697,697	669,665
Mike Muzylowski	90,800	100,800	100,800
Judith T. Mazvihwa	175,000	Nil	Nil

_____________________________________________________________________________

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 11/15/2005, the Company’s shareholders’ list showed 39,389,726 common-voting shares outstanding and 121 registered shareholders.  The Company has researched the indirect holding by depository institutions and other financial institutions and estimates that there are: 99 “holders of record" resident in Canada, holding 36,772,801 common-voting shares; 20 “holders of record" resident in the USA, holding 2,603,392 common-voting shares; and 2 “holders of record” in located in other parts of the world holding 13,533 common-voting shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has in excess of 500 beneficial owners of its common-voting shares.

7.A.3.  Control of Company.  The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.   No Disclosure Necessary

7.B.  Related Party Transactions

Accounting Fees

The Company paid accounting fees of $7,300 to its former auditor, Jones Richards & Company and $7,750 to Manning Elliott during Fiscal 2002 and Fiscal 2003, respectively. The aggregate fees billed by the Company’s external auditors in each of the last three fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
May 31, 2005	18,000	nil	nil	nil
May 31, 2004	8,500	nil	600	nil
May 31, 2003	7,750	nil	nil	4,450

Indirect Payments

---No Disclosure Necessary---

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

---No Disclosure Required---

7.C.  Interests of Experts and Counsel

---No Disclosure Necessary---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Financial Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of Manning Elliott, independent Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal Years ended 5/31/05, 5/31/04, 5/31/03

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Issuer do not know of any material, active or pending, legal proceedings against them; nor is the Issuer involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Issuer know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Issuer.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common-voting shares trade on the TSX Venture Exchange (formerly the Canadian Venture Exchange) in Canada, under the symbol "IRK".  The initial public offering was effective on the Vancouver Stock Exchange in 1983.

Table No. 9 lists the high and low sales prices on the TSX Venture Exchange for actual trades of common-voting shares of the Company for the last six months, last ten fiscal quarters, and last five fiscal years.

Table No. 9

TSX Venture Exchange

Common-voting Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

Period Ended	High (Cdn. $)	Low (Cdn. $)

Monthly:
11/30/2005	$0.25	$0.16
10/30/2005	$0.27	$0.20
09/30/2005	$0.27	$0.17
08/31/2005	$0.175	$0.15
07/31/2005	$0.23	$0.17
06/30/2005	$0.24	$0.16
05/31/2005	$0.195	$0.17
04/31/2005	$0.23	$0.19
03/31/2005	$0.21	$0.165
02/28/2005	$0.16	$0.135
01/31/2005	$0.165	$0.135
12/31/2004	$0.14	$0.135
11/30/2004	$0.14	$0.125
10/30/2004	$0.19	$0.13
09/30/2004	$0.20	$0.12
08/31/2004	$0.21	$0.11
07/31/2004	$0.19	$0.14
06/30/2004	$0.19	$0.14
05/31/2004	$0.17	$0.145
04/31/2004	$0.25	$0.15
03/31/2004	$0.32	$0.205
02/29/2004	$0.31	$0.25
01/31/2004	$0.25	$0.19

Fiscal Quarters:
05/31/2004	$0.32	$0.145
02/29/2004	$0.31	$0.16
11/30/2003	$0.29	$0.15
08/31/2003	$0.31	$0.16
05/31/2003	$0.28	$0.145
02/28/2003	$0.32	$0.11
11/30/2002	$0.14	$0.09
08/31/2002	$0.22	$0.08
05/31/2002	$0.50	$0.09
02/28/2002	Did Not	Trade

Annual (Fiscal Year):
05/31/2004	$0.32	$0.145
05/31/2003	$0.32	$0.08
05/31/2002	$0.50	$0.09
05/31/2001	Did Not	Trade
05/31/2000	Did Not	Trade

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

9.A.5.  Common Share Description

Common-voting Share Description

All of the authorized common-voting shares of the Company.  Once issued, the A Common-voting shares rank equally as to dividends, voting powers, and participation in assets.  Holders of common-voting stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common-voting stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Canada Business Corporations Act (“Corporations Act”).  Unless the Corporations Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common-voting shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Share Purchase Warrants

Table No. 10 lists, as of 11/15/2005, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  As of 11/15/2005, the Company was aware of approximately 30 holders of its 11,651,574 share purchase warrants, all of whom were resident in Canada.  These warrants were issued in conjunction with private placements and are non-transferable.

Table No. 10

Share Purchase Warrants Outstanding (Note: details below as at 11/15/2005)

______________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants
01/28/04	4,000,000	3,900,000	$0.20	$0.20	01/28/06
04/12/05	1,515,834	1,515,834	$0.35	$0.75	04/12/07
04/12/05	2,475,000	2,475,000	$0.40	$0.80	04/12/07
04/12/07	166,495	166,495	$0.35	$0.75	04/12/07
05/19/05	950,000	950,000	$0.40	$0.80	05/19/07
05/19/05	950,000	950,000	$0.40	$0.80	05/19/07
05/19/05	11,146	11,146	$0.35	$0.75	05/19/07
08/03/05	650,000	650,000	$0.30		08/03/06
08/03/05	2,075,000	2,075,000	$0.30		08/03/06
08/03/05	19,470	19,470	$0.30		08/03/06
08/03/05	1,250,000	1,250,000	$0.50		08/03/06

______________________________________________________________________________

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common-voting shares trade on the TSX Venture Exchange in Canada.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 5/31/2005, 5/31/2004, and 5/31/2003, there were 100,000,000 common voting shares without par value authorized.  At these dates, there were 35,345,256, 22,708,306, and 14,262,546, common voting shares without par value issued and outstanding.

During the last five years, less than 10% of the capital has been “paid for” with assets other than cash.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to Table No. 8 and Table No. 10. ---

10.A.6.  History of Share Capital

The Company has financed its operations through funds raised in public/private placements of common-voting shares and Special Warrants; and shares issued upon conversion of warrants.

______________________________________________________________________________

______________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares (Pre-consolidation)	Capital Raised

Fiscal 1999

Private Placement (“flow-through” shares”)(1)

Exercise of stock options

Payment for mineral property (2)

Payment for mineral property (3)

Payment for mineral property (4)

Payment for mineral property (5)

Payment for mineral property (5)

Payment for mineral property (6)

Payment for mineral property (7)

Payment for mineral property (8)

		325,000 650,000 75,000 50,000 50,000 25,000 20,000 50,000 20,000 25,000	$48,750 $97,500 $6,000 $5,000 $7,500 $3,750 $3,600 $7,500 $3,000 $2,250

Fiscal 2000

Exercise of stock options

Exercise of share purchase warrants (9)

Settlement of debt (10)

Private Placement (11)

Private Placement (12)

Private Placement (13)

Payment for mineral property (14)

Payment for mineral property (15)

Payment for mineral property (16)

Payment for mineral property (17)

Payment for mineral property (18)

Payment for mineral property (19)

		775,000 200,000 67,362 1,664,999 1,224,999 440,000 100,000 100,000 60,000 30,000 25,000 50,000	$116,250 $30,000 $10,104 $249,750 $183,750 $440,000 $15,000 $15,000 $9,000 $4,500 $3,750 $7,500

Fiscal 2001

Exercise of stock options

Exercise of share purchase warrants (20)

Private Placement (21)

Payment for mineral property (22)

Payment for mineral property (23)

Payment for mineral property (24)

Payment for mineral property (25)

Payment for mineral property (26)

Payment for mineral property (27)

Payment for mineral property (28)

		300,000 455,000 1,810,000 50,000 200,000 50,000 50,000 20,000 100,000 50,000	$45,000 $70,250 $181,000 $10,000 $20,000 $7,500 $5,000 $2,600 411,000 $6,000

Fiscal 2002 (The Company consolidated its share capital on the basis of five old shares for one new share pursuant to a Special Resolution dated 12/7/2001)	Exercise of stock options Payment for mineral property (29) Private Placement (30)	250,000 50,000 1,000,000	$37,500 $3,500 $100,000
	Nature of Share Issuance	Number of Shares (Post-consolidation)	Capital Raised
Fiscal 2002	Private Placement (31) Payment for mineral property (32) Issued in payment of debt (33)	1,000,000 20,000 1,127,427	$100,000 $2,800 $169,114

Fiscal 2003	Private Placement (34) Private Placement (35) Private Placement (36) Private Placement (37) Exercise of share purchase warrants (38)	1,400,000 2,404,000 1,905,000 250,000 720,000	$195,000 $300,500 $355,000 $50,000 $108,000

Fiscal 2004	Private Placement (39) Broker Commission (40) Private Placement (41) Exercise of share purchase warrants (42) Exercise of stock options (43) Payment for mineral property (44)	2,855,500 100,000 4,815,000 248,760 151,500 160,000	$428,325 $15,000 $963,000 $172,100 $30,300 $29,000

Fiscal 2005	Private placement (45) Broker commission (46) Private placement (47) Broker commission (48) Private placement (49) Payment for property (50) Payment for property (51)	1,900,000 22,293 7,981,667 332,990 2,100,000 50,000 250,000	$380,00 $3,344 $1,444,750 $49,948 $420,000 $10,000 $35,000

(1)

This private placement financing consisted of 325,000 units at a price of $0.15 per unit. Each unit consisted of one “flow-through” share and one share purchase warrant exercisable to acquire one additional “flow-through” share at a price of $0.15 per share on or before December 31, 1999, or at a price of $0.20 per share on or before December 31, 2000. The mechanics of Flow Through Agreements are as follows: Certain provisions of the Canadian Income Tax Act allow companies in the resource sector to incur expenditures and renounce them in favor of the investor, who is entitled to claim them.  The Company has incurred such Canadian exploration expenses (primarily expenses incurred for determining the existence, location, extent or quality of a mineral resource in Canada in the course of carrying out geological survey and sampling work.  There is a risk to the Company that if Revenue Canada denies the deductions in the hands of the investor penalties could be levied by Revenue Canada and that the shareholders could sue the Company for damages.  The Company is confident that it is in full compliance with the Canadian Income Tax Act and does not anticipate any such difficulties.

(2)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in eleven mining claims located in the MacMurchy Township of Ontario, Canada.

(3)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in one mineral claim located in the MacMurchy Township of Shining Tree, Ontario.

(4)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in nine mineral claims located in the MacMurchy Township of Shining Tree, Ontario.

(5)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in one mineral claim located in the MacMurchy Township of Shining Tree, Ontario.

(6)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in three mineral claims located in the MacMurchy Township of Shining Tree, Ontario.

(7)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in three mineral claims located in the MacMurchy Township of Shining Tree, Ontario.

(8)

These shares were issued in partial payment for a 100% interest (subject to a 2% net smelter returns royalty) in eleven mining claims located in the MacMurchy Township of Ontario, Canada.

(9)

These shares were issued pursuant to the private placement described in (1) above.

(10)

This debt was owed to Bruce F. Jamieson Inc. and Bruce F. Jamieson & Co. for accounting services rendered and to Marigold Management Ltd., an unrelated company, for administrative services rendered.

(11)

This private placement consisted of the following: (a) 708,333 units consisting of one “flow-through” share and one share purchase warrant.  Each warrant was exercisable to acquire one addition “flow-through” share at a price of $0.15 per share on or before July 7, 2000, or at a price of $0.20 per share on or before July 7, 2001 and (b) 956,666 units consisting on one share and one share purchase warrant.  Each warrant was exercisable to acquire one additional share at a price of $0.15 per share on or before July 7, 2000, or at a price of $0.20 per share on or before July 7, 2001.

(12)

This private placement consisted of the following: (a) 1,091,666 units consisting of one “flow-through” share and one share purchase warrant.  Each share purchase warrant was exercisable to acquire one additional “flow-through” share at a price of $0.15 per share on or before January 21, 2001, or at a price of $0.20 per share on or before January 31, 2002 and (b) 133,333 units consisting of one share and one share purchase warrant.  Each share purchase warrant was exercisable to acquire one additional share at a price of $0.15 per share on or before January 21, 2001 or at a price of $0.20 per share on or before January 21, 2002.

(13)

Each unit of this private placement consisted of: (a) Four “flow-through” shares and four share purchase warrants.  Each share purchase warrant was exercisable to acquire one additional “flow-through” share at a price of $0.25 per share on or before March 22, 2001 and (b) One share and one share purchase warrant.  Each share purchase warrant was exercisable to acquire one additional share at a price of $0.25 per share on or before March 22, 2001.

(14)

By an Option Agreement dated August 10, 1998, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in nine mineral claims located in the MacMurchy Township of Shining Tree, Ontario, for consideration of 150,000 shares of the Company’s capital stock.

(15)

By an Option Agreement dated August 10, 1998, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in three mineral claims located in the MacMurchy Township of Shining Tree, Ontario, for consideration of 150,000 shares of the Company’s capital stock.

(16)

By an Option Agreement dated August 4, 1998, the Company acquired a 100% interest (subject to a 3% net smelter returns royalty) in four mineral claims located in the MacMurchy Township, Ontario for consideration of 100,000 shares of the Company’s capital stock.

(17)

By an Agreement dated June 18, 1999, the Company acquired a 100% interest in three mineral claims located in the MacMurchy and Kelvin Townships, Ontario for consideration of 30,000 shares of the Company’s capital stock.

(18)

By an Agreement dated June 18, 1999, the Company acquired a 100% interest in one mineral claim located in the MacMurchy Township, Ontario for consideration of 25,000 shares of the Company’s capital stock.

(19)

By an Agreement dated March 6, 2000, the Company acquired a right to earn a 100% interest (subject to a 2% net smelter returns royalty) in thirty-three claim units located in the MacMurchy Township, Ontario.

(20)

These were exercised from prior private placement financings. 420,000 shares (of which 60,000 were “flow-through” shares) were exercised at a price of $0.15 per share; 25,000 shares at a price of $0.25 per share; and, 10,000 “flow-through” shares at a price of $0.10 per share.

(21)

The Company sold 1,810,000 units at a price of $0.10 per unit.  Each unit consisted of one “flow-through” share and one share purchase warrant exercisable to acquire one additional “flow-through” share at a price of $0.10 per share on or before December 15, 2001 or at a price of $0.15 per share on or before December 15, 2002.

(22)

By an Agreement dated March 6, 2000, the Company acquired a right to earn a 100% interest (subject to a 2% net smelter returns royalty) in thirty-three claim units located in the MacMurchy Township.

(23)

By an Option Agreement dated October 25, 2000, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in seven mineral claims located in the MacMurchy and Fawcett Townships, Ontario.

(24)

By an Option Agreement dated October 27, 2000, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in one mineral claim located in the Tyrell Township, Ontario.

(25)

By a Letter Agreement dated November 18, 1997, the Company acquired the right to earn a 100% interest (subject to a 1% net smelter returns royalty) in two mineral claims located in the Knight Township of Shining Tree, Ontario.

(26)

By a Purchase Agreement dated July 28, 2000, the Company acquired a 100% interest in one mineral claim located in the MacMurchy Township, Ontario.

(27)

By an Agreement dated January 22, 2001, the Company acquired a 100% interest (subject to a 2% net smelter returns royalty) in thirty mineral claims located in the MacMurchy, Tryell and Knight Townships.

(28)

By an Agreement dated January 23, 2001, the Company acquired a 100% interest in two mineral claims located in the MacMurchy Township, Ontario.

(29)

This payment relates to the Copper Hill Project located in Ontario referred to in Note 5(a) to the Financial Statements for the Years Ended May 31, 2003 and 2002.

(30)

570,000 of these units were “flow-through” units at a price of $0.10 per unit. Each unit consisted of one pre-consolidation “flow-through” share and one pre-consolidation share purchase warrant exercisable to acquire one additional pre-consolidation share purchase warrant exercisable to acquire one additional pre-consolidation share at a price of $0.10 per share on or before August 27, 2003.  430,000 of these units were sold at a price of $0.10 per unit. Each of these units consisted of one pre-consolidation share and one pre-consolidation share purchase warrant exercisable to acquire one additional pre-consolidation share at a price of $0.10 per share on or before August 27, 2003.

(31)

The Company sold 1,000,000 post-consolidation units at a price of $0.10 per unit.  Each unit consisted on one post-consolidated share and one post-consolidated share purchase warrant exercisable to acquire one additional post-consolidated share at a price of $0.10 per share on or before February 4, 2003.

(32)

This payment relates to the Copper Hill Project located in Ontario referred to in Note 5(a) to the Financial Statements for the Years Ended May 31, 2003 and 2002.

(33)

These debts were to the following individuals and companies for services rendered:

a.

Michael J. Casselman, an officer of the Issuer, for debt owing in the amount of $9,800;

b.

Rita Chow, an unrelated party, for debt owing in the amount of $15,000;

c.

Donegal Developments Ltd., a private company owned by Seamus Young who is an officer and director of the Issuer, for debt owing in the amount of $31,718.73;

d.

Miller Thomson LLP, an unrelated legal firm, for debt owing in the amount of $22,165,30;

e.

Richards Buell Sutton, an unrelated legal firm, for debt owing in the amount of $32,881.95;

f.

T-Bags Management Inc., a private company owned by Seamus Young who is an officer and a director of the Issuer, for debt owing in the amount of $15,618.44;

g.

John J. Watkins, an unrelated party, for debt owing in the amount of $10,165.00; and,

h.

Seamus Young, an officer and a director of the Issuer, for debt owing in the amount of $40,764.59

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

(3)

This private placement consisted of the sale of 1,775,000 units at a price of $0.20 per unit. Each unit consisted of one share and one-half share purchase warrant.  One full warrant is exercisable to acquire one additional common share.  The full warrants have an exercise price of $0.25 per share on or before August 31, 2004 or $0.25 per share on or before August 31, 2004.  In addition 130,000 common shares and 355,000 agent’s purchase warrants exercisable at a price of $0.25 per share, and which expire August 31, 2004, were issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

(4)

This private placement consisted of the sale of 250,000 units at a price of $0.20 per unit.  Each unit consisted on one share and one-half share purchase warrant exercisable to acquire one-half additional shares. The purchase warrants have an exercise price of $0.25 per share on or before September 18, 2004.  In addition, 50,000 agent’s purchase warrants exercisable at a price of $0.25 per share, and which expired September 18, 2004, were issued to Canaccord Capital Corporation as a corporate financing fee.  This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

(5)

These units were related to the private placement described in (34) above.

(6)

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

(7)

These shares were issued to Canaccord Capital in consideration for their assistance in facilitating this private placement financing.

(8)

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

(9)

During the year the Company issued 248,760 common shares as a result of the exercise of share purchase warrants at a price of $0.18 for total cash consideration of $172,100.

(10)

During the year the Company issued 151,500 common shares as a result of the exercise of incentive stock options at a price of $0.20 for total cash consideration of $30,300.

(11)

During the year, the Company issued 160,000 shares pursuant to   property acquisition option agreements. This payment relates to the Copper Hill Project located in Ontario referred to in Note 6(a) to the Financial Statements for the Years Ended May 31, 2004 and 2003.

(12)

These units were issued pursuant to a brokered private placement of 1,900,000 flow-through units at $0.20 per unit.  Each unit consisted of one flow-through share, one half of one transferable warrant exercisable at a price of $0.40 on or before May 19, 2006 and one-half of one transferable warrant exercisable to purchase one non-flow-through share at a price of $0.80 on or before May 19, 2007.

(13)

These units totaling 22,293 were issued pursuant to a financing commission payable to the agent at a price of $0.15 per unit.

(14)

These units were issued pursuant to a private placement of 4,950,000 flow-through units at a price of $0.20 and 3,031,667 non-flow-through units at a price of $0.15 per unit.  Each flow-through unit consists of one flow-through share, one-half of one transferable warrant exercisable at a price of $0.40 on or before April 12, 2006, and one-half of one transferable warrant exercisable at a price of $0.80 on or before April 12, 2007.  Each non-flow-through unit consists of one non-flow-through common share, one-half of one transferable warrant exercisable at a price of $0.35 on or before April 12, 2006 and one-half of one transferable warrant exercisable at a price of $0.75 on or before April 12, 2007.

(15)

These units totaling 332,990 were issued pursuant to a financing commission payable to the agent at a price of $0.15 per unit.

(16)

These flow-through units were issued pursuant to a private placement of 2,100,000 units at a price of $0.20 per unit.  Each unit consists of one flow-through share and one-half of one share purchase warrant exercisable at a price of $0.25 on or before August 16, 2005.

(17)

The Company issued 50,000 shares pursuant to an option agreement to purchase a house in Gowganda, Ontario at a deemed price of $0.20 per share.

(18)

The Company issued 250,000 shares pursuant to property acquisition option agreements valued at $35,000.

-----------------------------------------------------------------

______________________________________________________________________________

10.A.7.  Resolutions/Authorizations/Approvals

--- No Disclosure Necessary ---

10.B.  Memorandum and Articles of Association

The Company was originally incorporated in the Province of British Columbia on July 10, 1978.

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

1.2

 A Director shall not vote in respect of any contract of transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken.  This Article 15.2 and Article 151 shall not apply in those circumstances where a Director is, under the Companies Act, deemed not to be interested in a proposed contract or transaction.

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

10.C.  Material Contracts   --- No Disclosure Necessary ---

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians.  There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company.  "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E.  Taxation

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

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

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

10.G.  Statement by Experts

The Company’s auditors for its financial statements for each of the preceding three years was Manning Elliott, Chartered Accountants.  Manning Elliott is a member of the Canadian Institute of Chartered Accountants.  The audit report for Fiscal 2005/ 2004/2003/2002 is included with the related financial statements in this Registration Statement with their consent.

10.H.  Document on Display    --- No Disclosure Necessary ---

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          --- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") of the effectiveness of our disclosure controls and procedures.  Based on that evaluation, the CEO has concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, including the period when this Registration Statement on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation.  Nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

ITEM 16.  RESERVED

ITEM 16A. Audit Committee Financial Expert –-Not Applicable--

ITEM 16B. Code of Ethics –-Not Applicable-—

ITEM 16C. Principal Accountant Fees and Services -–Not Applicable--

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

          --Not Applicable--

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Manning Elliott, independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Auditor’s Report dated September 20, 2005.

Comment by Auditor for U.S. Readers on Canada-U.S. Reporting Differences

Comment by Auditor for U.S. Readers on Canada-U.S. Reporting Differences dated September 20, 2005

Balance Sheets as at May 31, 2005 and 2004

Statements of Operations and Deficit for the Years ended May 31, 2005, 2004 and 2003

Statements of Cash Flows for the Years ended May 31, 2005, 2004 and 2003

Schedules of Deferred Exploration and Development Costs for the Years ended May 31, 2005 and 2004

Notes to the Audited Financial Statements

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

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a).......xxx

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code      xxx

14.  Additional Exhibits:

       Incorporated by reference to the Registration Statement and Form 6-K’s

Mining Glossary

S.E.C Industry Guide	National Instrument 43-101

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The United States Securities and Exchange Commission requires a final or full Feasibility Study to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.

Mineral Reserve: The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven (Measured) Reserves: Reserves for which a quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and measurement are spaced so closely and the geologic character is so well defined that size, share, depth, and mineral content of reserves are well established.

Proven Mineral Reserve: The economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable (Indicated) Reserves: For which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Probable Mineral Reserve: The economically mineable part of an indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Alteration – any change in the mineral composition of a rock brought about by physical or chemical means.

Assaying - laboratory examination that determines the content or proportion of a specific metal (ie:silver) contained within a sample.  Technique usually involves firing/smelting.

Argentite – a silver sulphide mineral, typically an important ore of silver.

Batholith – a very large intrusive mass of igneous rock.

Bottle Roll Leach Test – a small scale laboratory test where representative mineralized samples and solutions or solvents are placed in a bottle which is continuously agitated.  The solutions are frequently measured to determine the cumulative extraction of the contained metals into solution.

Bulk Sample – A collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Chlorargyrite - a silver bearing mineral (AgC1); silver chloride.

Column Leach Test – a metallurgical test where materials are stacked inside a columnar container and subjected to a controlled flow of fluids or solvents intended to dissolve or extract minerals into solutions which are measured.

Core Samples - the cylindrical form of rock called “core” that is extracted from a diamond drill hole.  Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Cut-off grade - the lowest grade of mineralized material that qualifies as reserve in a deposit.  ie: contributing material of the lowest assay that is included in a reserve estimate.

Dacite – a fine grained, acid volcanic rock containing less quartz than similar rhyolitic rocks.

Diamond Drilling – a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip – the angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

Disseminated – where minerals occur as scattered particles in the rock.

Dore – a combination of silver and gold metal, typically unrefined in a bar form.

Environmental Baseline Study - a geotechnical study that monitors and establishes the numerous naturally occurring base levels present within a specific area/environment.  These can include; water chemistry, flora and fauna.

Epithermal – low temperature hydrothermal process or product.

Exploration – work involved in searching for ore, usually by drilling or driving a drift.

Fault – a fracture or break in rock along which there has been movement.

Feasibility – is a definitive study of the viability of a mineral project by a qualified professional which defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government and markets for mine operation. A definitive financial analysis of the mineral project taking into consideration all relevant factors which will establish the presence of a Mineral Reserve and the details of its economic viability.

Felsic – an adjective describing an igneous rock having mostly light colored minerals and rich in silica, potassium and sodium.

Fracture – a break or crack in rock.

Fracture-controlled - a type of mineralization where circulating fluids deposit minerals preferentially upon fracture planes within a rock mass.

Grade – The metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Granodiorite – a medium to coarse-grained intrusive igneous rock, intermediate in composition between quartz diorite and quartz monzonite.

Heap Leach – a mineral processing method involving the crushing and stacking ore on an impermeable liner upon which solutions may be sprayed that dissolves metal i.e. gold/silver, etc.; the solutions containing the metals are then collected and treated to recover the metals.

Hematite – an iron oxide mineral.

Hydrothermal – the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Hydrothermal alteration - the process by which heated or superheated water/solutions alter the chemistry of the rocks they circulate through.

Igneous – a primary type of rock formed by the cooling of molten material.

Intrusion; Intrusive – molten rock which is intruded (injected) into spaces that are created by a combination of melting and displacement.

Jones splitter - a mechanical device into which sample material consisting of rock chips from drill holes is fed into a hopper.  The device then statistically splits the volume of material to produce a smaller representative sample, which is then sent to a laboratory for analysis.

Merril-Crowe – a common metallurgical process facility which extracts precious metals from leach solutions via precipitation using a zinc dust.

Mesothermal – intermediate temperature hydrothermal process (200-300C) or product.

Metamorphosed rocks - rocks that are changed in character by processes of intense heat and pressure deep within the earth’s crust.

Metallurgy – the study of the extractive processes which produce minerals from their host rocks.

Metallurgical Tests - are scientific examinations of rock/material to determine the optimum extraction of metal contained.  Core samples from diamond drill holes are used as representative samples of the mineralization for this testwork.

Metavolcanic – a rock of volcanic origin that has undergone a change in its primary character.

Mineral – a naturally formed chemical element or compound having a definitive chemical composition and, usually a characteristic crystal form.

Mineralization – a natural concentration in rocks or soil of one or more metalliferous minerals.

Open Pit – a mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.

Pyrite - an iron sulphide mineral, the most common naturally occurring sulphide mineral.

Quartz – crystalline silica; often forming veins in fractures and faults within older rocks.

Quartz Monzonite - a coarse grained, quartz rich igneous rock usually occurring as a smaller rock mass associated with major granitic bodies.

Resource – a concentration of mineral material in such form and amount that economic extraction of a commodity from the concentration is currently or potentially feasible.  Locations, grade, quality or quantity are estimated from specific geologic evidence.

Reverse Circulation Drilling (RC) – a drilling method used in geological appraisals whereby the drilling fluid passes inside the drill stem to a down-the-hole precision bit and returns to the surface outside the drill stem carrying the drill chip samples.

Rhyolite – a fine grained, acid volcanic rock containing abundant silica.

Roof Pendant – older rocks projecting down from the roof into a batholith.

Sericite – a fine grained mica (clay-like) mineral.

Silification – the in situ alteration of a rock, which involves an increase in the proportion of silica minerals.

Supergene effects - the effect of the water/solutions percolating down from the earth’s surface (weathering); these solutions can dissolve minerals at the surface and then reconcentrate at depth.

Talus – the accumulation of fragments and coarse debris on steep slopes and at the base of cliffs as a result of the mechanical weathering of rocks.

Vein – a thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

Volcanics – those originally molten rocks, generally fine grained, that have reached or nearly reached the Earth’s surface before solidifying.

Waste – barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

Waste to Ore Strip Ratio – the amount of waste material mined for each unit of ore presented as a ratio.

INTERNATIONAL KRL RESOURCES CORP.
(the “Company”)

ARTICLES

1.

INTERPRETATION

1.1

Definitions

1.2

Business Corporations Act and Interpretation Act Definitions Applicable

2.

SHARES AND SHARE CERTIFICATES

2.1

Authorized Share Structure

2.2

Form of Share Certificate

2.3

Shareholder Entitled to Share Certificate or Acknowledgement

2.4

Delivery by Mail

2.5

Replacement of Worn Out or Defaced Share Certificate or Acknowledgement

2.6

Replacement of Lost, Stolen or Destroyed Share Certificate or Acknowledgement

2.7

Splitting Share Certificates

2.8

Share Certificate Fee

2.9

Recognition of Trusts

3.

ISSUE OF SHARES

3.1

Directors Authorized

3.2

Commissions and Discounts

3.3

Brokerage

3.4

Conditions of Issue

3.5

Share Purchase Warrants and Rights

4.

SHARE REGISTERS

4.1

Central Securities Register

4.2

Closing Register

5.

SHARE TRANSFERS

5.1

Registering Transfers

5.2

Form of Instrument of Transfer

5.3

Transferor Remains Shareholder

5.4

Signing of Instrument of Transfer

5.5

Enquiry as to Title Not Required

5.6

Transfer Fee

6.

TRANSMISSION OF SHARES

6.1

Legal Personal Representative Recognized on Death

6.2

Rights of Legal Personal Representative

7.

PURCHASE OF SHARES

7.1

Company Authorized to Purchase Shares

7.2

Purchase When Insolvent

7.3

Sale and Voting of Purchased Shares

8.

BORROWING POWERS

9.

ALTERATIONS

9.1

Increase or Reduction in Authorized Share Structure

9.2

Alteration of Authorized Share Structure

9.3

Special Rights and Restrictions

9.4

Change of Name

9.5

Other Alterations

10.

MEETINGS OF SHAREHOLDERS

10.1

Annual General Meetings

10.2

Resolution Instead of Annual General Meeting

10.3

Calling of Meetings of Shareholders

10.4

Notice for Meetings of Shareholders

10.5

Record Date for Notice

10.6

Record Date for Voting

10.7

Failure to Give Notice and Waiver of Notice

10.8

Notice of Special Business at Meetings of Shareholders

11.

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1

Special Business

11.2

Special Majority

11.3

Quorum

11.4

One Shareholder May Constitute Quorum

11.5

Other Persons May Attend

11.6

Requirement of Quorum

11.7

Lack of Quorum

11.8

Lack of Quorum at Succeeding Meeting

11.9

Chair

11.10

Selection of Alternate Chair

11.11

Adjournments

11.12

Notice of Adjourned Meeting

11.13

Decisions by Show of Hands or Poll

11.14

Declaration of Result

11.15

Motion Need Not be Seconded

11.16

Casting Vote

11.17

Manner of Taking Poll

11.18

Demand for Poll on Adjournment

11.19

Chair Must Resolve Dispute

11.20

Casting of Votes

11.21

Demand for Poll

11.22

Demand for Poll Not to Prevent Continuance of Meeting

11.23

Retention of Ballots and Proxies

12.

VOTES OF SHAREHOLDERS

12.1

Number of Votes by Shareholder or by Shares

12.2

Votes of Persons in Representative Capacity

12.3

Votes by Joint Holders

12.4

Legal Personal Representatives as Joint Shareholders

12.5

Representative of a Corporate Shareholder

12.6

Proxy Provisions Do Not Apply to all Companies

12.7

Appointment of Proxy Holders

12.8

Alternate Proxy Holders

12.9

When Proxy Holder Need Not Be Shareholder

12.10

Deposit of Proxy

12.11

Validity of Proxy Vote

12.12

Form of Proxy

12.13

Revocation of Proxy

12.14

Revocation of Proxy Must Be Signed

12.15

Production of Evidence of Authority to Vote

13.

DIRECTORS

13.1

Number of Directors

13.2

Change in Number of Directors

13.3

Directors' Acts Valid Despite Vacancy

13.4

Qualifications of Directors

13.5

Remuneration of Directors

13.6

Reimbursement of Expenses of Directors

13.7

Special Remuneration for Directors

13.8

Gratuity, Pension or Allowance on Retirement of Director

14.

ELECTION AND REMOVAL OF DIRECTORS

14.1

Election at Annual General Meeting

14.2

Consent to be a Director

14.3

Failure to Elect or Appoint Directors

14.4

Places of Retiring Directors Not Filled

14.5

Directors May Fill Casual Vacancies,

14.6

Remaining Directors Power to Act

14.7

Shareholders May Fill Vacancies

14.8

Additional Directors

14.9

Ceasing to be a Director

14.10

Removal of Director by Shareholders

14.11

Removal of Director by Directors

15.

ALTERNATE DIRECTORS

15.1

Appointment of Alternate Director

15.2

Notice of Meetings

15.3

Alternate for More Than One Director Attending Meetings

15.4

Consent Resolutions

15.5

Alternate Director Not an Agent

15.6

Revocation of Appointment of Alternate Director

15.7

Ceasing to be an Alternate Director

15.8

Remuneration and Expenses of Alternate Director

16.

POWERS AND DUTIES OF DIRECTORS

16.1

Powers of Management

16.2

Appointment of Attorney of Company

17.

INTERESTS OF DIRECTORS AND OFFICERS

17.1

Obligation to Account for Profits

17.2

Restrictions on Voting by Reason of Interest

17.3

Interested Director Counted in Quorum

17.4

Disclosure of Conflict of Interest or Property

17.5

Director Holding Other Office in the Company

17.6

No Disqualification

17.7

Professional Services by Director or Officer

17.8

Director or Officer in Other Corporations

18.

PROCEEDINGS OF DIRECTORS

18.1

Meetings of Directors

18.2

Voting at Meetings

18.3

Chair of Meetings

18.4

Meetings by Telephone or Other Communications Medium

18.5

Calling of Meetings

18.6

Notice of Meetings,

18.7

When Notice Not Required

18.8

Meeting Valid Despite Failure to Give Notice

18.9

Waiver of Notice of Meetings

18.10

Quorum

18.11

Validity of Acts Where Appointment Defective

18.12

Consent Resolutions in Writing

19.

EXECUTIVE AND OTHER COMMITTEES

19.1

Appointment and Powers of Executive Committee

19.2

Appointment and Powers of Other Committees

19.3

Obligations of Committees

19.4

Powers of Board

19.5

Committee Meetings

20.

OFFICERS

20.1

Directors May Appoint Officers

20.2

Functions, Duties and Powers of Officers

20.3

Qualifications

20.4

Remuneration and Terms of Appointment

21.

INDEMNIFICATION

21.1

Definitions

21.2

Mandatory Indemnification of Directors and Former Directors

21.3

Indemnification of Other Persons

21.4

Non-Compliance with Business Corporations Act

21.5

Company May Purchase Insurance

22.

DIVIDENDS

22.1

Payment of Dividends Subject to Special Rights

22.2

Declaration of Dividends

22.3

No Notice Required

22.4

Record Date

22.5

Manner of Paying Dividend

22.6

Settlement of Difficulties

22.7

When Dividend Payable

22.8

Dividends to be Paid in Accordance with Number of Shares

22.9

Receipt by Joint Shareholders

22.10

Dividend Bears No Interest

22.11

Fractional Dividends

22.12

Payment of Dividends

22.13

Capitalization of Surplus

23.

ACCOUNTING RECORDS

23.1

Recording of Financial Affairs

23.2

Inspection of Accounting Records

24.

NOTICES

24.1

Method of Giving Notice

24.2

Deemed Receipt of Mailing

24.3

Certificate of Sending

24.4

Notice to Joint Shareholders

24.5

Notice to Trustees

25.

SEAL

25.1

Who May Attest Seal

25.2

Sealing Copies

25.3

Mechanical Reproduction of Seal

26.

PROHIBITIONS

26.1

Definitions

26.2

Application

26.3

Consent Required for Transfer of Shares or Designated Securities

1.

INTERPRETATION

1.1

Definitions

In these Articles, unless the context otherwise requires:

(1)

“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

(2)

“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3)

“Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4)

“legal personal representative” means the personal or other legal representative of the shareholder;

(5)

“registered address” of a shareholder means the shareholder's address as recorded in the central securities register;

(6)

“seal” means the seal of the Company, if any.

1.2

Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2.

SHARES AND SHARE CERTIFICATES

2.1

Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2

Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3

Shareholder Entitled to Share Certificate or Acknowledgement

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgement of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgement and delivery of a share certificate or acknowledgement for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4

Delivery by Mail

Any share certificate or non-transferable written acknowledgement of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5

Replacement of Worn Out or Defaced Share Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgement, as the case may be, and on such other terms, if any, as they think fit:

(1)

order the share certificate or acknowledgement, as the case may be, to be cancelled; and

(2)

issue a replacement share certificate or acknowledgement, as the case may be.

2.6

Replacement of Lost, Stolen or Destroyed Share Certificate or Acknowledgement

If a share certificate or a non-transferable written acknowledgement of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgement, as the case may be, must be issued to the person entitled to that share certificate or acknowledgement, as the case may be, if the directors receive:

(1)

proof satisfactory to them that the share certificate or acknowledgement is lost, stolen or destroyed; and

(2)

any indemnity the directors consider adequate.

2.7

Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8

Share Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9

Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3.

ISSUE OF SHARES

3.1

Directors Authorized

Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2

Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3

Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4

Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1)

consideration is provided to the Company for the issue of the share by one or more of the following:

(a)

past services performed for the Company;

(b)

property;

(c)

money; and

(2)

the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5

Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, bonds, shares or any other securities issued or created by the Company from time to time.

4.

SHARE REGISTERS

4.1

Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2

Closing Register

The Company must not at any time close its central securities register.

5.

SHARE TRANSFERS

5.1

Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1)

a duly signed instrument of transfer in respect of the share has been received by the Company;

(2)

if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3)

if a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgement has been surrendered to the Company.

5.2

Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3

Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4

Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgements deposited with the instrument of transfer:

(1)

in the name of the person named as transferee in that instrument of transfer; or

(2)

if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5

Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgement of a right to obtain a share certificate for such shares.

5.6

Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6.

TRANSMISSION OF SHARES

6.1

Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2

Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

7.

PURCHASE OF SHARES

7.1

Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2

Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)

the Company is insolvent; or

(2)

making the payment or providing the consideration would render the Company insolvent.

7.3

Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)

is not entitled to vote the share at a meeting of its shareholders;

(2)

must not pay a dividend in respect of the share; and

(3)

must not make any other distribution in respect of the share.

8.

BORROWING POWERS

The Company, if authorized by the directors, may:

(1)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

9.

ALTERATIONS

9.1

Increase or Reduction in Authorized Share Structure

Subject to the Business Corporations Act, the Company may by resolution of the directors increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established.

9.2

Alteration of Authorized Share Structure

Subject to Article 9.3 and the Business Corporations Act, the Company may by special resolution:

(1)

create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2)

subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(3)

if the Company is authorized to issue shares of a class of shares with par value:

(a)

decrease the par value of those shares; or

(b)

if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(4)

change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(5)

alter the identifying name of any of its shares; or

(6)

otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.3

Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may by special resolution:

(1)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2)

vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

9.4

Change of Name

The Company may by resolution of the directors authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

9.5

Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by special resolution alter these Articles.

10.

MEETINGS OF SHAREHOLDERS

10.1

Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2

Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution.  The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3

Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4

Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)

if and for so long as the Company is a public company, 21 days;

(2)

otherwise, 10 days.

10.5

Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)

if and for so long as the Company is a public company, 21 days;

(2)

otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.6

Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7

Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.8

Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1)

state the general nature of the special business; and

(2)

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a)

at the meeting; or

(b)

at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice, during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

11.

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1

Special Business

At a meeting of shareholders, the following business is special business:

(1)

at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)

at an annual general meeting, all business is special business except for the following:

(a)

business relating to the conduct of or voting at the meeting;

(b)

consideration of any financial statements of the Company presented to the meeting;

(c)

consideration of any reports of the directors or auditor;

(d)

the setting or changing of the number of directors;

(e)

the election or appointment of directors;

(f)

the appointment of an auditor;

(g)

the setting of the remuneration of an auditor;

(h)

business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i)

any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2

Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3

Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

11.4

One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1)

the quorum is one person who is, or who represents by proxy, that shareholder, and

(2)

that shareholder, present in person or by proxy, may constitute the meeting.

11.5

Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6

Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7

Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)

in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2)

in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8

Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9

Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1)

the chair of the board, if any; or

(2)

if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.10

Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11

Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12

Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13

Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14

Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15

Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16

Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17

Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(1)

the poll must be taken:

(a)

at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)

in the manner, at the time and at the place that the chair of the meeting directs;

(2)

the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)

the demand for the poll may be withdrawn by the person who demanded it.

11.18

Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19

Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20

Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21

Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22

Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23

Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12.

VOTES OF SHAREHOLDERS

12.1

Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1)

on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)

on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2

Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3

Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)

any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)

if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4

Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5

Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)

for that purpose, the instrument appointing a representative must:

(a)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)

be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(2)

if a representative is appointed under this Article 12.5:

(a)

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b)

the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6

Proxy Provisions Do Not Apply to all Companies

If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, Articles 12.7 to 12.15 apply only insofar as they are not inconsistent with any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and insofar as they are not inconsistent with the regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities committees or similar authorities appointed under that legislation.

12.7

Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8

Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9

When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1)

the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2)

the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3)

the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10

Deposit of Proxy

A proxy for a meeting of shareholders must:

(1)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2)

unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11

Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)

at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)

by the chair of the meeting, before the vote is taken.

12.12

Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder):______________.

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder-  printed]

12.13

Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1)

received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)

provided at the meeting to the chair of the meeting.

12.14

Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1)

if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2)

if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15

Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13.

DIRECTORS

13.1

Number of Directors

The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1)

if the Company is a public company, the greater of three and the most recently set of:

(a)

the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)

the number of directors set under Article 14.4;

(2)

if the Company is not a public company, the most recently set of:

(a)

the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)

the number of directors set under Article 14.4.

13.2

Change in Number of Directors

If the number of directors is set under Articles 13.1(1)(a) or 13.1(2)(a):

(1)

the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2)

if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3

Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4

Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5

Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6

Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7

Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8

Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14.

ELECTION AND REMOVAL OF DIRECTORS

14.1

Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1)

the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2)

all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2

Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)

that individual consents to be a director in the manner provided for in the Business Corporations Act; or

(2)

that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

14.3

Failure to Elect or Appoint Directors

If:

(1)

the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2)

the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)

when his or her successor is elected or appointed; and

(4)

when he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4

Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5

Directors May Fill Casual Vacancies,

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6

Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7

Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8

Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.  Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9

Ceasing to be a Director

A director ceases to be a director when:

(1)

the term of office of the director expires;

(2)

the director dies;

(3)

the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)

the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10

Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11

Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15.

ALTERNATE DIRECTORS

15.1

Appointment of Alternate Director

Any director (an “appointor”) may by notice in writing received by the Company appoint any person (an “appointee”) who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2

Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3

Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1)

will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2)

has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3)

will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4)

has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4

Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5

Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6

Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7

Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1)

his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2)

the alternate director dies;

(3)

the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4)

the alternate director ceases to be qualified to act as a director; or

(5)

his or her appointor revokes the appointment of the alternate director.

15.8

Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16.

POWERS AND DUTIES OF DIRECTORS

16.1

Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2

Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17.

INTERESTS OF DIRECTORS AND OFFICERS

17.1

Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

17.2

Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3

Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4

Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5

Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6

No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7

Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8

Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18.

PROCEEDINGS OF DIRECTORS

18.1

Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2

Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3

Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)

the chair of the board, if any;

(2)

in the absence of the chair of the board, the president, if any, if the president is a director; or

(3)

any other director chosen by the directors if:

(a)

neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b)

neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c)

the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4

Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5

Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6

Notice of Meetings,

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7

When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1)

the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2)

the director or alternate director, as the case may be, has waived notice of the meeting.

18.8

Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9

Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10

Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11

Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12

Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(1)

in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2)

in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who are entitled to vote on the resolution consents to it in writing.

A consent in writing under this Article may be by signed document, fax, email or any other method of transmitting legibly recorded messages.  A consent in writing  may be in two or more counterparts which together are deemed to constitute one consent in writing.  A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19.

EXECUTIVE AND OTHER COMMITTEES

19.1

Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(1)

the power to fill vacancies in the board of directors;

(2)

the power to remove a director;

(3)

the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4)

such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

19.2

Appointment and Powers of Other Committees

The directors may, by resolution:

(1)

appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)

delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

(a)

the power to fill vacancies in the board of directors;

(b)

the power to remove a director;

(c)

the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)

the power to appoint or remove officers appointed by the directors; and

(3)

make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3

Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1)

conform to any rules that may from time to time be imposed on it by the directors; and

(2)

report every act or thing done in exercise of those powers at such times as the directors may require.

19.4

Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)

revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)

terminate the appointment of, or change the membership of, the committee; and

(3)

fill vacancies in the committee.

19.5

Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)

the committee may meet and adjourn as it thinks proper;

(2)

the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)

a majority of the members of the committee constitutes a quorum of the committee; and

(4)

questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20.

OFFICERS

20.1

Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2

Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)

determine the functions and duties of the officer;

(2)

entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3)

revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3

Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act.  One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

20.4

Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21.

INDEMNIFICATION

21.1

Definitions

In this Article 21:

(1)

“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)

“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(a)

is or may be joined as a party; or

(b)

is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)

“expenses” has the meaning set out in the Business Corporations Act.

21.2

Mandatory Indemnification of Directors and Former Directors

Subject to the Business Corporations Act, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding.  Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3

Indemnification of Other Persons

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

21.4

Non-Compliance with Business Corporations Act

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5

Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)

is or was a director, alternate director, officer, employee or agent of the Company;

(2)

is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)

at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)

at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22.

DIVIDENDS

22.1

Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2

Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3

No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4

Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5

Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6

Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1)

set the value for distribution of specific assets;

(2)

determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)

vest any such specific assets in trustees for the persons entitled to the dividend.

22.7

When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8

Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9

Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10

Dividend Bears No Interest

No dividend bears interest against the Company.

22.11

Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12

Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13

Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23.

ACCOUNTING RECORDS

23.1

Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2

Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24.

NOTICES

24.1

Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)

mail addressed to the person at the applicable address for that person as follows:

(a)

for a record mailed to a shareholder, the shareholder's registered address;

(b)

for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)

in any other case, the mailing address of the intended recipient;

(2)

delivery at the applicable address for that person as follows, addressed to the person:

(a)

for a record delivered to a shareholder, the shareholder's registered address;

(b)

for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)

in any other case, the delivery address of the intended recipient;

(3)

sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)

sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5)

physical delivery to the intended recipient.

24.2

Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3

Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4

Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5

Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)

mailing the record, addressed to them:

(a)

by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)

at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)

if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25.

SEAL

25.1

Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)

any two directors;

(2)

any officer, together with any director;

(3)

if the Company only has one director, that director; or

(4)

any one or more directors or officers or persons as may be determined by the directors.

25.2

Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3

Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26.

PROHIBITIONS

26.1

Definitions

In this Article 26:

(1)

“designated security” means:

(a)

a voting security of the Company;

(b)

a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(c)

a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2)

“security” has the meaning assigned in the Securities Act (British Columbia);

(3)

“voting security” means a security of the Company that:

(a)

is not a debt security, and

(b)

carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

26.2

Application

Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

26.3

Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

INTERNATIONAL KRL RESOURCES CORP. FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2005, 2004 AND 2003 (Expressed in Canadian Dollars)

AUDITORS’ REPORT

To the Shareholders of

International KRL Resources Corp.

(An Exploration Stage Company)

We have audited the balance sheets of International KRL Resources Corp. (An Exploration Stage Company) as at May 31, 2005 and 2004, and the statements of operations and deficit, and cash flows and the schedule of deferred exploration and development costs for the years ended May 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended May 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

/s/ “Manning Elliott”

Chartered Accountants

Vancouver, British Columbia

September 20, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern considerations such as described in Note 1 to the financial statements. Our report to the shareholders, dated September 20, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such considerations in the Auditors’ Report when the consideration is adequately disclosed in the financial statements.

/s/ “Manning Elliott”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

September 20, 2005

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

BALANCE SHEETS

(Expressed in Canadian Dollars)

	May 31	May 31
	2005	2004

ASSETS
CURRENT ASSETS
Cash	$74,281	$477,809
Cash and deposits committed for mineral exploration (Notes 8 and 10)	110,150	–
Short-term investment committed for mineral exploration	1,200,000	–
Marketable securities (Note 3)	27,000	–
Prepaid expenses and deposits	26,289	15,168
Due from related parties (Note 7)	17,904	33,095
Mining exploration tax credit receivable	16,368	–
Amounts Receivable	23,029	32,555

	1,495,021	558,627
PROPERTY AND EQUIPMENT (Note 5)	51,212	48,062
MINERAL PROPERTIES (Note 6)	4,023,276	3,148,356

	$5,569,509	$3,755,045

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$50,140	$78,124
Due to related parties (Note 7)	5,103	53

	55,243	78,177

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 8)	11,459,894	9,090,852
CONTRIBUTED SURPLUS	369,899	42,112
DEFICIT	(6,315,527)	(5,456,096)

	5,514,266	3,676,868

	$5,569,509	$3,755,045

NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS (Note 1)

COMMITMENTS (Notes 6, and 10)

SUBSEQUENT EVENTS (Note 11)

Approved on Behalf of the Board:

“Seamus Young”	“Judith Mazvihwa”
Seamus Young, Director	Judith Mazvihwa, Director

(The Accompanying Notes are an Integral Part of these Financial Statements)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

	For the Years Ended May 31
	2005	2004	2003

REVENUE	$–	$–	$–

EXPENSES
Accounting and legal	29,470	94,797	109,970
Administration salaries	80,155	48,597	38,653
Amortization	3,739	1,974	432
Financing fees and expenses	250,404	95,421	128,516
Investor relations	40,949	59,900	5,049
Management fees (Note 7)	29,600	32,500	34,000
Office and miscellaneous	61,433	44,451	30,038
Promotion and travel	41,207	71,715	45,349
Stock exchange and filing fees	16,504	41,595	12,190
Stock-based compensation (Note 8)	327,787	39,722	–
Transfer agent	6,268	6,538	6,721
Operator management fees	–	(12,500)	–
Gain on option of property	(50,085)	–	–
Loss on write-off of mineral properties (Note 6)	18,000	–	–
Other (gains) and losses	4,000	(4,616)	–

TOTAL EXPENSES	859,431	520,094	410,918

NET LOSS FOR THE YEAR	859,431	520,094	410,918

DEFICIT - BEGINNING OF YEAR	5,456,096	4,936,002	4,525,084

DEFICIT - END OF YEAR	$6,315,527	$5,456,096	$4,936,002

NET LOSS PER SHARE - Basic and Diluted	$(0.03)	$(0.03)	$(0.04)

WEIGHTED AVERAGE SHARES OUTSTANDING	25,696,000	17,971,000	10,704,000

(The Accompanying Notes are an Integral Part of these Financial Statements)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	For the Years Ended May 31
	2005	2004	2003
OPERATING ACTIVITIES
Net Loss for the Year	$(859,431)	$(520,094)	$(410,918)
Adjustments to reconcile net loss to net cash
Amortization	3,739	1,974	4,281
Stock-based compensation	387,079	74,722	–
Gains and losses	(28,085)	(4,616)	–

	(496,698)	(448,014)	(406,637)
Changes in non-cash working capital items

Prepaid expenses and deposits	(11,121)	14,450	(29,617)
Mining exploration tax credits	(16,368)	–	–
Due from related parties	15,191	(33,095)	2,413
Other current assets	9,526	(2,939)	(28,337)
Accounts payable and accrued liabilities	(27,984)	(10,255)	50,124
Due to related parties	5,050	(9,432)	7,829

NET CASH USED IN OPERATING ACTIVITIES	(522,404)	(489,285)	(404,225)

FINANCING ACTIVITIES

Issue of share capital for cash	2,264,750	1,481,602	1,017,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	2,264,750	1,481,602	1,017,000

INVESTING ACTIVITIES

Short-term investment	(1,200,000)	–	–
Acquisition of property and equipment	(7,971)	(47,508)	(21,538)
Proceeds on disposal of property and equipment	–	10,945	–
Acquisition of mineral properties	(61,770)	(6,000)	(11,000)
Deferred exploration and development costs	(790,983)	(494,687)	(558,655)
Mineral property option proceeds	25,000	–	–

NET CASH USED IN INVESTING ACTIVITIES	(2,035,724)	(537,250)	(591,193)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(293,378)	455,067	21,582

CASH AND CASH EQUIVALENTS – BEGINNING OF THE YEAR	477,809	22,742	1,160

CASH AND CASH EQUIVALENTS – END OF THE YEAR	$184,431	$477,809	$22,742

CASH AND CASH EQUIVALENTS CONSIST OF:
Cash	$74,281	$477,809	$22,742
Cash committed for mineral exploration (Notes 8 and 10)	110,150	–	–

	$184,431	$477,809	$22,742

(The Accompanying Notes are an Integral Part of these Financial Statements)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

SUPPLEMENTAL CASH FLOW INFORMATION

SUPPLEMENTAL CASH-FLOW INFORMATION
Interest paid on debt	–	–	–
Income tax paid	–	–	–

SUPPLEMENTAL NON-CASH FINANCING AND INVESTING ACTIVITIES
Issue of share capital for mineral properties	35,000	29,000	–
Issue of share capital for house purchase option	10,000	–	–
Issue of share capital for consultants	6,000	–	–
Mineral property costs recovered as stock payments	5,915	–	–

(The Accompanying Notes are an Integral Part of these Financial Statements)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

SCHEDULES OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS

(Expressed in Canadian Dollars)

	For the Year Ended May 31, 2005
	Copper Hill	Nor	Carswell	Bear River	Total
EXPLORATION AND DEVELOPMENT COSTS
Accommodation and meals	$39,639	$139	$–	$–	$39,778
Amortization of field-use equipment	11,082	–	–	–	11,082
Assays	65,903	–	–	–	65,903
Drafting	3,552	959	195	–	4,706
Drilling	239,082	–	–	–	239,082
Geological wages, fees and costs	153,148	8,825	2,149	–	164,122
Geophysics	5,999	62,665	–	–	68,664
License and recording fees	3,289	5,211	–	2,509	11,009
Supplies and communication	43,708	–	–	–	43,708
Support wages	115,294	–	–	–	115,294
Travel and vehicle expense	54,700	385	–	–	55,085
Less: Mining exploration tax credits	–	(16,368)	–	–	(16,368)

TOTAL COSTS INCURRED DURING THE YEAR	735,396	61,816	2,344	2,509	802,065

Recoveries – option payments received	–	–	(1,844)	–	(1,844)

BALANCE - BEGINNING OF YEAR	2,631,476	–	–	1,293	2,632,769

BALANCE - END OF YEAR	$3,366,872	$61,816	$500	$3,802	$3,432,990

	For the Year Ended May 31, 2004
	Copper Hill	Nor	Carswell	Bear River	Total
EXPLORATION AND DEVELOPMENT COSTS
Accommodation and meals	$42,687	$–	$–	$–	$42,687
Amortization of field-use equipment	13,131	–	–	–	13,131
Assays	18,657	–	–	–	18,657
Drafting	9,214	–	–	–	9,214
Drilling	227,882	–	–	–	227,882
Geological wages, fees and costs	117,306	–	–	–	117,306
Geophysics	128,746	–	–	–	128,746
License and recording fees	2,312	–	–	–	2,312
Supplies and communication	4,458	–	–	224	4,682
Support wages	33,628	–	–	–	33,628
Travel and vehicle expense	22,073	–	–	–	22,073
				–
TOTAL COSTS INCURRED DURING THE YEAR	620,094	–	–	–	620,318
		–	–	–
Expenditures funded by property optionee	(112,500)	–	–	–	(112,500)
		–	–
	507,594			224	507,818

BALANCE - BEGINNING OF YEAR	2,123,882	–	–	1,069	2,124,951
		–	–
BALANCE - END OF YEAR	$2,631,476	$–	$–	$1,293	$2,632,769

(The Accompanying Notes are an Integral Part of these Financial Statements)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

International KRL Resources Corp. (“the Company”) was incorporated in the Province of British Columbia and is primarily engaged in the acquisition, exploration and development of mineral properties throughout Canada. The Company is a public company listed on the TSX Venture Exchange.

The Company is an exploration stage company. The exploration activities of the Company have been primarily funded by the issuance of share capital. The continued operations of the Company are dependent on its ability to obtain sufficient equity financing and financial support from related parties and to generate profitable operations in the future. The Company has working capital of $1,439,778 and an accumulated deficit of $6,325,019 as at May 31, 2005. There is no guarantee that the Company will be able to raise any additional equity financing to continue its exploration projects over and above working capital as stated.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Failure to continue as a going concern would require that stated amounts of assets and liabilities be reflected on a liquidation basis, which will differ from the going concern basis.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles.

(b)

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(c)

Marketable Securities

Marketable securities are recorded at cost. The carried amount is reduced to market value where there has been a decline in value below cost, that is other than temporary.

(d)

Loss Per Share

Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the Year. The Company applies the treasury stock method in calculating diluted EPS. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive. Loss per share information does not include the effect of any potential common shares, as their effect would be anti-dilutive.

(e)

Mineral Properties and Deferred Expenditures

The Company is in the exploration stage with respect to its investment in natural resource properties and capitalizes all costs related to an exploration project in accordance with Emerging Issues Committee (“EIC”) Abstract No. 126, “Accounting by Mining Enterprises for Exploration Costs” and Accounting Guideline No. 11 (“AcG-11”), Enterprises in the Development Stage” issued by the Canadian Institute of Chartered Accountants. The Company capitalizes all costs related to the acquisition and continuing exploration of mineral properties. If the mineral properties are otherwise impaired, the related capitalized costs are charged to operations. If any of the Company's mineral properties attains commercial production, capitalized costs will be amortized on a unit of production basis. The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assumptions may affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Actual results could differ from the estimates and assumptions used.

(g)

Long-lived assets

The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the year when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the undiscounted estimated future cash flows from the asset.

(h)

Property and Equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following rates:

Office and field equipment	20%
Computer equipment	30%
Vehicle	30%
Software	50%

In the year of acquisition, amortization is recorded at one-half the above rates.

(i)

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

(j)

Stock-Based Compensation

The Company recognizes stock-based compensation expense in accordance with CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. When stock or stock options are issued to employees or non-employees, compensation expense is recognized based on the fair value of the stock or stock options issued.

(k)

Stock Issuance Costs

The Company charges all costs relating to issuing shares and raising capital directly to operations.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)

Flow-through Shares

The Company has adopted EIC-146, which is effective for all flow-through share transactions initiated after March 19, 2004. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and the shareholders’ equity is reduced.

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion, of such unrecognized losses, is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

(m)

Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3.

MARKETABLE SECURITIES

Marketable securities, recorded at a cost of $27,000, had a quoted market value of $27,000 at May 31, 2005. In 2005 marketable securities valued at $31,000 were received for option payments and written down to a market value at year end of $27,000.

4.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, prepaid and other current assets, accounts payable and accrued liabilities and advances to and from related parties. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values because of their current nature. The company is not party to any derivative instruments.

5.

PROPERTY AND EQUIPMENT

			May 31 2005	May 31 2004
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value

Crew house option	$10,000	$–	$10,000	$–
Field equipment	5,916	2,162	3,754	3,315
Office equipment	10,164	2,922	7,242	5,301
Computer equipment	16,599	9,265	7,334	9,250
Vehicle	35,525	14,388	21,137	30,196
Software	2,327	582	1,745

	$80,531	$29,319	$51,212	$48,062

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

6.

MINERAL PROPERTIES

	May 31, 2005
	Acquisition Costs	Deferred Exploration Costs	Total

(a) Copper Hill Project, Ontario	$516,620	$3,366,872	$3,883,492
(b) Nor Property, Yukon	73,665	61,816	135,481
(c) Carswell Property, Saskatchewan	–	500	500
(d) Bear River Project, B.C.	1	3,802	3,803

	$590,286	$3,432,990	$4,023,276

	May 31, 2004
	Acquisition Costs	Deferred Exploration Costs	Total

(a) Copper Hill Project, Ontario	$515,586	$2,631,476	$3,147,062
(b) Nor Property, Yukon	–	–	–
(c) Carswell Property, Saskatchewan	–	–	–
(d) Bear River Project, B.C.	1	1,293	1,294

	$515,587	$2,632,769	$3,148,356

(a)

Copper Hill Project, Ontario

(i)

By various agreements ranging in date from December 11, 1991 to February 4, 2005 and staking, the Company holds a total of 853 claim units of approximately 20 hectares each including 510 in which the Company has a 100% interest. The Company has 158 claims, or 343 units, with various net smelter returns ("NSR's") ranging between 1% and 3%. The Company has the right to buy-back 50% of the NSR's at prices ranging from $100,000 to $1,000,000 and the right of first refusal on the remaining 50%. The NSR's are contained in nineteen separate agreements without any perimeter clauses.

Included in the above is a 100% interest in 4 mining leases totalling 20 mineral claims located in the MacMurchy, Natal and Knight Townships of Ontario.

During the year, the Company staked an additional 2 claims, representing 4 units, in the Leonard Township contiguous to the Company’s Copper Hill Project. During the year, the Company re-staked various other claims, which upon filing were re-evaluated from 133 units to 139 units.

(ii)

Pursuant to an agreement dated January 22, 2001 the Company had an option to acquire 15 claims, totalling 30 units in the MacMurchy, Tyrrell and Knight townships. Pursuant to an amending agreement dated February 4, 2005, this option was converted to a 100% ownership interest in the claims, in consideration of the issuance of 50,000 common shares, at a fair value of $0.14 per share, for total consideration of $7,000. The interest is subject to a 2% NSR retained by the vendors. The Company has the right to purchase 50% of the NSR within 4 years of the commencement of commercial production by paying $1,000,000. The Company has a further right of first refusal on the remaining 50% of the NSR.

(iii)

Pursuant to an Option Agreement dated February 4, 2004, the Company granted an option to Hemlo North Shore Inc. (“Hemlo”) to acquire 50% of the Company’s interest in the Decker Claim group of the Copper Hill property. During 2004, Hemlo funded $125,000 of exploration, as an option payment. In November of 2004, the agreement was terminated, due to Hemlo’s failure to make the second option payment.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

6.

MINERAL PROPERTIES (continued)

(a)

Copper Hill Project, Ontario (continued)

(iv)

Pursuant to an agreement dated June 3, 2003, the Company acquired 4 mineral claims representing 39 claim units in Tyrrell and Leonard townships of Ontario, in exchange for 60,000 common shares, at a fair value of $0.20 per share and $6,000 in cash, for total consideration of $18,000. On April 12, 2005, after an unsuccessful prospecting program, the property was returned to the vendors and the acquisition costs of $18,000 were written off. An additional 5 claims, representing 63 units, contiguous to this property that had been acquired through staking, were also abandoned at that time.

(v)

Pursuant to an agreement dated December 1, 2003, the Company re-negotiated its interest in 43 mineral claims from a 17.9% interest to a 100% interest in exchange for 100,000 common shares at a fair value of $0.17 per share for total consideration of $17,000. The mineral claims are located in the Knight and Natal Townships of Ontario.

(vi)

Future commitments under certain option agreements include issuing 5,000 shares upon regulatory acceptance of a technical report recommending a second phase exploration work program on 1 mineral claim located in the Knight Township and making annual advance royalty payments of $10,000 commencing on completion of a bankable feasibility study and continuing until commencement of commercial production with regard to 13 mineral claims located in the Knight and Natal Townships, acquired by an option agreement dated February 4, 1994. The payments shall be applied as a credit against the NSR royalty payable on these claims.

(b)

Nor Property, Yukon Territory

Pursuant to an Option Agreement dated October 28, 2004 the Company acquired the right to earn a 100% interest, subject to a 2% NSR Royalty, in 52 mineral claims in the Dawson Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of up to $207,500 cash consideration and issue a total of 1,000,000 shares as follows:

Cash consideration:

(i)

$7,500 paid within 5 days of agreement;

(ii)

a further $20,000 paid on June 1, 2005;

(iii)

a further $30,000 to be paid on December 1, 2005;

(iv)

a further $40,000 to be paid on December 1, 2006;

(v)

a further $50,000 to be paid December 1, 2007; and

(vi)

a further $60,000 to be paid December 1, 2008.

If at any time the shares of the Company trade, for 10 days, at $1 or more, all further cash payments will be deemed to have been satisfied.

Share consideration:

(i)

200,000 shares issued in December, 2004;

(ii)

a further 200,000 shares issued on December 1, 2005;

(iii)

a further 200,000 shares to be issued on December 1, 2006;

(iv)

a further 200,000 shares to be issued on December 1, 2007; and

(v)

a further 200,000 shares to be issued on December 1, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

6.

MINERAL PROPERTIES (continued)

(b)

Nor Property, Yukon Territory (continued)

During the year, the Company staked an additional 154 claims, to bring the total number of claims to 206. These claims are subject to the same NSR terms as the option agreement claims.

(c)

Carswell Property, Saskatchewan

During October, 2004, the Company staked 1 claim, consisting of 5,970 acres in the Athabasca Basin area of Saskatchewan.

Pursuant to an Option Agreement dated March 2, 2005, the Company granted an option to ESO Uranium Corp. (formerly Essendon Solutions Inc.) to acquire 50% of the Company’s interest in the Carswell Property. In order to exercise the option, ESO must pay the Company a total of $25,000 cash, issue a total of 200,000 shares and expend a total of $100,000 on exploration as follows:

[i]

$25,000 paid on or before March 19, 2005;

[ii]

100,000 shares issued on or before March 19, 2005;

[iii]

50,000 shares to be issued on or before March 14, 2006;

[iii]

50,000 shares to be issued on or before March 14, 2007;

[iv]

$25,000 to be expended on exploration before March 14, 2006;

[v]

a further $25,000 to be expended on exploration before March 14, 2007;

[vi]

a further $25,000 to be expended on exploration before March 14, 2008; and

[vii]

a further $25,000 to be expended on exploration before March 14, 2009.

(d)

Bear River Property, British Columbia

The Company owns a 100% interest in 3 mineral claims representing 31 units, located in the Skeena Mining Division of British Columbia. One of these claims is subject to a 4% NSR Royalty.

7.

RELATED PARTY TRANSACTIONS AND BALANCES

During the years ended March 31, 2005 and 2004, the Company was involved in the following related party transactions:

(a)

Management fees totalling $29,600 (2004 - $32,500; 2003 - $60,000) and exploration and development costs totalling $36,800 (2004 – $35,100; 2003 - Nil), were paid to a corporation controlled by the President of the Company.

(b)

Accounting fees totalling $Nil (2004 - $21,267; 2003 - $20,388) were paid to the secretary of the Company.

(c)

Geological consulting fees totalling $Nil (2004 – Nil; 2003 - $3,445) were paid to a director of the Company.

All of the following amounts, due to and from the Company [(b) to (e)], are unsecured, non-interest bearing and have no specific terms of repayment:

(d)

An amount of $5,000 (2004 - $25,000) was due from a director at the end of the year, for shares issued and recorded as subscription receivable in the prior year.

(e)

Amounts due from related parties of $6,697 (2004 - $6,697) represent a loan to a director.

(f)

Amounts due to related parties of $5,103 (2004 – $200 due from) represent amounts owing to a corporation controlled by the President, of the Company, for management fees and other costs.

(g)

Amounts due from related parties of $11,207 (2004 – Nil) represent amounts due from a company with a majority of common directors and a common president, for reimbursement of shared office costs and other expenditures.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

7.

RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(h)

During the prior year, the Company entered into a lease agreement with a relative of the President for use of a house located in Gowganda, Ontario. The house serves as the base for the exploration programs being conducted by the Company on the nearby Copper Hill Property. The lease was extended, subsequent to the year end, to June 15, 2006. Lease payments were $2,000 per month for a total of $24,000 (2004 – 11,000) paid during the year. In addition, during the year, the Company issued 50,000 common shares, at a value of $0.20 each, for total compensation of $10,000, for an option, to purchase the house for $90,000, expiring, after extension, on June 15, 2006.

All of the above noted transactions were recorded at their exchange amount and, with the exception of advances to directors and officers, have been made in the normal course of operations.

8.

SHARE CAPITAL

The authorized share capital of the Company consists of 100,000,000 common shares without par value.

	May 31 2005		May 31 2004
	Number of shares	Amount $	Number of shares	Amount $

Balance, beginning of year	22,708,306	9,090,852	14,262,546	7,588,750

Shares issued for:

Cash	11,981,667	2,244,750	8,070,760	1,484,102
Mineral properties (Note 8(a)(v))	250,000	35,000	160,000	29,000
Agents fee (Notes 8(a)(i)(ii))	355,283	53,292	200,000	20,000
Consulting fees (Note 8(a)(vi)	–	6,000	–	–
Crew house purchase option (Note 8(a)(iv))	50,000	10,000	–	–
Add: subscriptions paid	–	20,000	–	–
Less: subscriptions receivable	–	–	–	(31,000)

Balance, end of year	35,345,256	11,459,894	22,708,306	9,090,852

(a)

Transactions for the issue of Share Capital during the Year Ended May 31, 2005

(i)

During the year, the Company completed the second tranche of a brokered private placement financing and issued 1,900,000 flow-through units at $0.20 per unit for total cash consideration of $380,000. Each flow-through unit consisted of: (i) one flow-through share, (ii) one-half of one transferable warrant entitling the holder of one whole warrant to purchase one non-flow-through common share at a price of $0.40 on or before May 19, 2006 and (iii) one-half of one transferable warrant entitling the holder of one whole warrant to purchase one non-flow-through common share at a price of $0.80 on or before May 19, 2007.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

(a)

Transactions for the Issue of Share Capital during the Year Ended May 31, 2005 (continued)

Pursuant to the financing, a commission of 8% of the gross proceeds was payable to the agent, part of which consisted of 22,293 units valued at $0.15 per unit. Each such unit had the same securities, terms and conditions as the non-flow-through units of the first tranche, of the financing, as described in paragraph (ii) below. In addition, the agent was granted an option to purchase up to 285,000 units at a price of $0.20 per unit expiring May 19, 2007. Each unit consisted of one non-flow-through common share and one non-transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.40 on or before May 19, 2006 or at a price of $0.80 on or before May 19, 2007.

Pursuant to this financing, the Company became committed to incur $379,620 of Canadian Exploration Expenditures within 2 years of the agreement dates. No expenditures were incurred during the year that could be applied to these agreements. At May 31, 2005, the Company's commitment remained at $379,620.

(ii)

During the year, the Company completed the first tranche of the brokered private placement financing, partly described above in paragraph (i), and issued 4,950,000 flow-through units at $0.20 per unit and 3,031,667 non-flow-through units at $0.15 per unit for total cash consideration of $1,444,750. Each flow-through unit consisted of: (i) one flow-through share, (ii) one-half of one transferable warrant entitling the holder of one whole warrant to purchase one non-flow-through common share at a price of $0.40 on or before April 12, 2006 and (iii) one-half of one transferable warrant entitling the holder of one whole warrant to purchase one non-flow-through common share at a price of $0.80 on or before April 12, 2007. Each non-flow-through unit consisted of: (i) one non-flow-through common share, (ii) one-half of one transferable warrant entitling the holder of one whole warrant to purchase one non-flow-through common share at a price of $0.35 on or before April 12, 2006 and (iii) one-half of one transferable warrant entitling the holder of one whole warrant to purchase one non-flow-through common share at a price of $0.75 on or before April 12, 2007.

Pursuant to the financing, a commission of 8% of the gross proceeds was payable to the agent, part of which consisted of 332,990 units valued at $0.15 per unit. Each such unit had the same securities, terms and conditions as the non-flow-through units of the financing. In addition, the agent was granted an option to purchase up to 1,197,250 units at a price of $0.20, expiring April 12, 2007. Each such unit consists of one non-flow-through common share and one non-transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.40 on or before April 12, 2006 or at a price of $0.80 on or before April 12, 2007.

Pursuant to this financing, the Company became committed to incur $989,010 of Canadian Exploration Expenditures within 2 years of the agreement dates. During the year, the Company incurred $58,480 of eligible expenditures, none of which has been renounced. At May 31, 2005, the Company's remaining commitment was $930,530.

(iii)

During the year, the Company completed a private placement financing and issued 2,100,000 flow-through units at $0.20 per unit for total cash consideration of $420,000. Each unit consisted of one flow-through share and one-half of one share purchase warrant. One full warrant entitles the purchaser to acquire one additional non-flow-through common share. The warrants have an exercise price of $0.25 per share on or before August 16, 2005. In addition, the Company paid a corporate financing fee consisting of an 8% commission of $33,600, a $5,000 administration fee and issued 315,000 common share purchase warrants to the agents in connection with this offering. The agent’s warrants have the same terms as the warrants.

Pursuant to this financing, the Company became committed to incur $420,000 of Canadian Exploration Expenditures within 2 years of the agreement dates. During the year, the Company incurred $420,000 of eligible expenditures, which were renounced to shareholders, as of December 31, 2004. At May 31, 2005, the Company's remaining commitment was $Nil.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

(a)

Transactions for the Issue of Share Capital during the Year Ended May 31, 2005 (continued)

(iv)

During the year, the Company issued 50,000 shares, pursuant to an option agreement to purchase a House in Gowganda Ontario.

(v)

During the year, the Company issued 250,000 shares, pursuant to property acquisition option agreements.

(vi)

In lieu of cash payment, consulting fees to a non-related party were settled with shares which were already issued in the prior year and recorded in subscriptions receivable.

(a)

Transactions for the Issue of Share Capital during the Year Ended May 31, 2004

(i)

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

(ii)

The Company completed a private placement financing and issued of 815,000 flow-through units at $0.20 per unit and 4,000,000 non-flow-through units at $0.20 per unit for total cash consideration of $963,000. Each flow-through unit consisted of 1 flow-through share and 1 share purchase warrant, which entitles the holder to purchase one additional non-flow-through common share a price of $0.20, exercisable on or before January 29, 2005. Each non-flow-through unit consisted of 1 share and 1 share purchase warrant, which entitles the holder to purchase one additional non-flow-through common share at a price of $0.20, exercisable on or before January 29, 2006. Under the terms of the issue, warrants acquired with the non-flow-through units may not be exercised if they result in the purchaser owing greater than 20% of the outstanding common shares of the Company. In addition, 100,000 common shares were issued in consideration of the agent’s waiver of its right of first refusal.

(iii)

The Company issued 248,760 common shares as a result of the exercise of share purchase warrants at a price of $0.18 for total cash consideration of $172,100.

(iv)

The Company issued 151,500 common shares as a result of the exercise of incentive stock options at a price of $0.20 for total cash consideration of $30,300.

(v)

The Company issued 160,000 shares pursuant to property acquisition option agreements.

(a)

Stock Options

The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors in accordance with the Company’s stock option plan. Under the terms of this plan the Company is limited in the number of options it can grant to 10% of issued and outstanding shares.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

(c)

Stock Options (continued)

A summary of the Company’s stock options, excluding options granted to financing agents, outstanding as at May 31, 2005 and 2004 and changes during the years then ended, is as follows:

	Number of shares	Weighted Average Exercise Price $

Balance, May 31, 2003	990,000	0.21

Granted	1,345,000	0.21
Exercised	(151,500)	0.20
Forfeited/cancelled	(708,500)	0.21

Balance, May 31, 2004	1,475,000	0.22

Granted	950,000	0.21
Forfeited/cancelled	(530,000)	0.26

Balance, May 31, 2005	1,895,000	0.21

The following table summarizes information about the stock options outstanding at May 31, 2005.

Outstanding			Exercisable
Exercise Prices	Number outstanding	Weighted average remaining contractual life	Number of Shares	Weighted Average Exercise Price

$0.20	1,595,000	1.1 years	1,595,000	0.20
$0.25	300,000	0.5 years	300,000	0.21

	1,895,000	1.0 years	1,895,000

In addition to the above, the Company granted the following options to financing agents during the year ended May 31, 2005, none of which have been exercised.

Agents’ Options granted and outstanding
Exercise Prices	Number Outstanding	Expiry Date

$0.20	1,197,250	April 12, 2007
$0.20	285,000	May 19, 2007

	1,482,250

The shares subject to the above agents’ options have warrants attached, with the same expiry dates, exercisable for an additional share at an exercise price of $0.40 up to a year before expiry and $0.80 during the final year before expiry.

The fair value of incentive stock options granted and fully vested during the year was $327,787 and was recognized as compensation expense in the current year and recorded in equity as contributed surplus relating to stock options granted.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

(c)

Stock Options (continued)

The fair value of options granted, including agents’ options, was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	Options
	Interest rate	Term	Volatility

Year ended May 31, 2005	3.08%	1.8 years	139%

Year ended May 31, 2004	2.9%	2 years	52%

The weighted average grant date fair value of options granted during the year ended May 31, 2005 was $0.12 (during the year ended May 31, 2004 - $0.03).

(b)

Warrants

The following table summarizes the continuity of the Company’s non-agents’ warrants:

	Number of shares	Weighted average exercise price $

Balance, May 31, 2003	2,664,167	0.25

Issued with private placements	7,306,000	0.19
Exercised	(40,000)	(0.18)
Expired	(125,000)	(0.25)

Balance, May 31, 2004	9,805,167	0.20

Issued with private placements	10,931,667	0.55
Expired	(4,990,167)	0.22

Balance, May 31, 2005	15,746,667	0.44

The following table summarizes the Company’s non-agents’ warrants outstanding at May 31, 2005:

Number of warrants	Exercise Price $	Expiry Date

815,000	0.20	July 28, 2005	Extended from January 28, 2005
1,050,000	0.25	August 16, 2005
4,000,000	0.20	January 28, 2006
1,515,834	0.35	April 12, 2006
1,515,833	0.75	April 12, 2007
2,475,000	0.40	April 12, 2006
2,475,000	0.80	April 12, 2007
950,000	0.40	May 19, 2006
950,000	0.80	May 19, 2007

15,746,667

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

(c)

Agents’ Warrants Issued as Financing Fees

The following table summarizes the continuity of the Company’s agents’ warrants:

	Number of shares	Weighted average exercise price $

Balance, May 31, 2003	1,065,667	0.25
Issued with private placements	571,100	0.15
Exercised	(208,760)	(0.15)
Expired	–	–

Balance, May 31, 2004	1,428,007	0.23

Issued with private placements	670,283	0.41
Expired	(1,428,007)	0.23

Balance May 31, 2005	670,283	0.41

The following table summarizes the Company’s agent’s warrants, outstanding at May 31, 2005:

Number of warrants	Exercise Price $	Expiry Date

315,000	0.25	August 16, 2005
166,495	0.35	April 12, 2006
11,147	0.35	May 19, 2006
166,495	0.75	April 12, 2007
11,147	0.75	May 19, 2007

670,283

In addition, 1,482,250 additional warrants may be issued upon exercise of agent’s options listed in Note 8(c).

9.

INCOME TAXES

The tax effect (computed by applying the combined Canadian federal and provincial statutory rate of 35.62% (2004 -35.62%) of the significant temporary differences, which comprise future tax assets and liabilities, are as follows:

	2005	2004

Future income tax assets

Resources pools	$785,000	$690,000
Non-capital losses carried forward	940,000	917,000

Total gross future income tax assets	1,725,000	1,607,000
Valuation allowance	(1,725,000)	(1,607,000)

Net future income tax asset	$–	$–

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

9.

INCOME TAXES (continued)

At May 31, 2005 the Company had non-capital losses of $2,640,000 to carry forward to reduce future years’ taxable income, expiring as follows:

	$		$
2006	1,386,000	2010	315,000
2007	138,000	2014	289,000
2008	118,000	2015	281,000
2009	113,000

At May 31, 2005, the Company had cumulative Canadian Exploration Expenses of approximately $1,171,000 which are deductible 100% against future years’ taxable income and have no expiry date.

At May 31, 2005, the Company had cumulative Canadian Development Expenses of approximately $1,033,000 which are deductible 30% against future years’ taxable income and have no expiry date.

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

10.

COMMITMENTS

(a)

During the year, the Company entered into an office lease expiring March 31, 2007 at $3,642 per month. Minimum lease payments are as follows:

2006	$ 43,706
2007	36,422

$ 80,128

A total of 50% of the above lease minimum payments are charged to a second public company on a month to month basis.

(b)

During the year, the Company extended a lease agreement for the use of a crew house located in Gowganda, Ontario. A further extension, subsequent to the year end extended the lease to June 2006. The Company is committed to lease payments of $2,000 per month expiring June, 2006 as follows:

2006	$ 24,000
2007	1,000

$ 25,000

(c)

Pursuant to flow-through share agreements entered into during the year, the Company was committed to expend the proceeds on eligible mineral exploration. See Note 6(a).

(d)

See additional mineral exploration commitments subsequent to the year end, Note 11(a).

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

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

	2005	2004	2003

Loss in accordance with Canadian GAAP	$(859,431)	$(520,094)	$(410,918)

Deduct:
Unproven property interests and deferred expenditures incurred in the year and capitalized	(852,753)	(513,818)	(569,655)
Mineral properties written off	18,000	–	–
Stock based compensation	–	–	(12,570)

Loss in accordance with US GAAP	$(1,694,184)	$(1,033,912)	$(993,143)

Loss per share (US GAAP)	$(0.07)	$(0.06)	$(0.09) (0.09)

	#	#	#

Weighted average shares outstanding (US GAAP)	25,696,000	17,971,000	10,704,000

Statement of Cash Flows in Accordance with US GAAP

	2005	2004	2003
Cash flows from operating activities

Net Loss	$(1,694,184)	$(1,033,912)	$(993,143)

Adjustments to reconcile net loss to cash
Amortization	3,739	1,974	4,281
Stock-based compensation	327,787	39,722	12,750
Financing fees paid with stock	59,292	35,000	–
Gain on disposal of fixed assets	(46,085)	(4,616)	–
Unproven property interests and deferred expenditures	852,753	513,818	569,655

Changes in operating assets and liabilities

(Increase) decrease in mining exploration tax credits	(16,368)	–	–
(Increase) decrease in due from related parties	15,191	(33,095)	2,413
(Increase) decrease in prepaid expenses and deposits	(11,121)	14,450	(29,617)
(Increase) in other current assets	9,526	(2,939)	(28,337)
Increase (decrease) in accounts payable and accrued liabilities	(27,984)	(10,255)	50,124
Increase (decrease) in due to related parties	5,050	(9,432)	7,829

Net Cash to Operating Activities	(522,404)	(489,285)	(404,225)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

11.

MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

Statement of Cash Flows in Accordance with US GAAP (continued)

	2005	2004	2003

Cash flows from financing activities

Share subscriptions received	–	12,500	–
Issue of share capital for cash	2,264,750	1,469,102	1,017,000

Net Cash from Financing Activities	2,264,750	1,481,602	1,017,000

Cash flows to investing activities

Short-term investment	(1,200,000)	–	–
Acquisition of property and equipment	(7,971)	(47,508)	(21,538)
Proceeds on disposal of property and equipment	–	10,945	–
Acquisition of mineral properties	(61,770)	(6,000)	(11,000)
Amortization for mineral exploration	11,082	13,131	–
Deferred exploration and development costs	(802,065)	(507,818)	(558,655)
Mineral property option proceeds	25,000	–	–

Net Cash to Investing Activities	(2,035,724)	(537,250)	(591,193)

Increase in Cash and Cash equivalents	(293,378)	455,067	21,582

Cash and Cash equivalents – Beginning of Year	477,809	22,742	1,160

Cash and Cash equivalents – End of Year	$184,431	$477,809	$22,742

	2005	2004	2003

Shareholders’ equity – Canadian GAAP	$5,514,266	$3,676,868	$2,611,639

Option interests and deferred exploration expenditures	(4,023,276)	(3,148,356)	(2,605,538)

Shareholders’ equity – US GAAP	$1,490,990	$528,512	$6,101

Option interests and deferred exploration expenditures – Canadian GAAP	$4,023,276	$3,148,356	$2,605,538
Option interests and deferred exploration expenditures expensed per US GAAP	(4,023,276)	(3,148,356)	(2,605,538)

Option interests and deferred exploration expenditures – US GAAP	$–	$–	$–

Under Canadian GAAP, companies have the option to defer exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point capitalized costs would be written off. Under US GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production. At this stage, the Company has not yet identified economically recoverable reserves on any of its interests. Accordingly, under US GAAP, all exploration costs incurred are expensed.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2005 AND 2004

(Expressed in Canadian Dollars)

12.

SUBSEQUENT EVENTS

Subsequent to May 31, 2005:

(a)

The Company completed a brokered private placement financing and issued 650,000 non-flow-through units at $0.20 per unit and 1,250,000 flow-through units at $0.25 per unit for total cash consideration of $442,500. Each non-flow-through unit consisted of one non-flow-through common share and one transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 on or before August 6, 2006. Each flow-through unit consisted of one flow-through share and one transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.50 on or before August 3, 2007.

Pursuant to the financing, a commission of 8% of the gross proceeds was payable to the agent, part of which consisted of 19,470 units valued at $0.20 per unit. Each such unit had the same securities, terms and conditions as the non-flow-through units of the financing. In addition, the agent was granted an option to purchase up to 190,000 units at a price of $0.25, expiring August 3, 2007. Each such unit consists of one non-flow-through common share and one non-transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.50 on or before August 3, 2007.

Pursuant to this financing, the Company became committed to incur $312,375 of Canadian Exploration Expenditures within 2 years of the agreement dates.

(b)

The Company completed a private placement financing and issued 2,075,000 non-flow-through units at $0.20 per unit for total cash consideration of $415,000. Each unit consisted of one non-flow-through common share and one non-transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 on or before August 3, 2006.

(c)

The Company granted 1,000,000 incentive stock options to directors with an exercise price of $0.25 per share, exercisable until July 8, 2007.

(d)

Subsequent to year end, the Company granted 100,000 incentive stock options to a consultant with an exercise price of $0.25 per share, exercisable until August 30, 2007.

(e)

The Company committed, upon approval of the TSX Venture Exchange, to grant 1,000,000 incentive stock options to a director with an exercise price of $0.45 per share for 500,000 common shares and $0.60 per share for the balance, exercisable for two years from the grant date.

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

Date: November 30, 2005

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

Date: November 30, 2005

Judith T. Mazvihwa

Chief Financial Officer

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

/s/ Seamus Young

Seamus Young, President/CEO/Director

Date: November 30, 2005

EXHIBIT 13.2

Certification of Chief Financial Officer

Pursuant to 18 U.S.C. Section 1350,

as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of International KRL Resources Corp., a company organized under the British Columbia Company Act (the “Company”) on Form 20-F as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, Judith T. Mazvihwa, CFO/Director of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

     (1)  The Report fully complies with the requirements of section 13(a) or

          15(d) of the Securities Exchange Act of 1934; and

     (2)  The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Judith T. Mazvihwa

Judith T. Mazvihwa, CFO/Director

Date: November 30, 2005

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

International KRL Resources Corp.; SEC File No. 0-50902

Registrant

Dated: November 30, 2005  By /s/ Seamus Young____________________

                                  Seamus Young, President/Director

Dated: November 30, 2005  By /s/ Judith T. Mazvihwa_______________

                            Judith T. Mazvihwa, Director