Form 20-F/A
period 2006-05-31
International KRL Resources Corp.
filed 2006-08-15
CIK 1297467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F/A Amendment 1

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended __May 31, 2006____

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

Item 17 xxx   Item 18 ___

INTERNATIONAL KRL RESOURCES CORP.

FORM 20-F REGISTRATION STATEMENT

TABLE OF CONTENTS

Introduction

PART I

Item 1.  Identity of Directors, Senior Management and Advisors

Item 2.  Offer Statistics and Expected Timetable

Item 3.  Key Information

Item 4.  Information on the Company

Item 5.  Operating and Financial Review and Prospects

Item 6.  Directors, Senior Management and Employees

Item 7.  Major Shareholders and Related Party Transactions

Item 8.  Financial Information

Item 9.  The Offer and Listing

Item 10. Additional Information

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Item 12. Description of Securities Other Than Equity Securities

PART II

Item 13. Default, Dividend Arrearages and Delinquencies

Item 14. Material Modifications to the Rights of

         Security Holders and Use of Proceeds

Item 15. Controls and Procedures

Item 16. Reserved

PART III

Item 17. Financial Statements

Item 18. Financial Statements

Item 19. Exhibits

Mining Glossary

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

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

------------------------------------------------------------------------------

Name	Age	Date First Elected or Appointed
Seamus Young (1)	65	1986
Mike Muzylowski (2)(1)	72	1990
F. Charles Vickers (2)(3)	56	2005
Clifford H. Frame (4)	-	2005
Judith T. Mazvihwa (2)(1)	31	2003

------------------------------------------------------------------------------

(1)

Resident/Citizen of British Columbia, Canada

(2)

Member of the Audit Committee

(3)

Resident/Citizen of Texas, US

(4)

Resident/Citizen of Ontario, Canada

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 10/24/2005, the names, ages and dates of appointment of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

------------------------------------------------------------------------------

Name and Position	Age	Date of First Appointment

Seamus Young, President and CEO	65	1986
Judith T. Mazvihwa, CFO	31	2003

______________________________________________________________________________

______________________________________________________________________________

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2005/2004/2003 ended May 31st was derived from the financial statements of the Company that have been audited by Manning Elliott, independent registered public accounting firm, as indicated in their audit reports, which are included elsewhere in this Registration Statement.  The selected financial data of the Company for Fiscal 2001 ended May 31st was derived from the financial statements of the Company that were audited by Jones Richard & Company, Independent Chartered Accountant; these financial statements are not included herein.

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

Copper Hill Gold Project, Larder Lake Mining Division, Ontario, Canada

Location and Access to Copper Hill Gold Project

The Copper Hill property is situated in northeastern Ontario about 85 km. southeast of Timmins covering an area of 58 sq. mile (Figure 1). It is located along Highway 560 about 10 km. east of the hamlet of Shining Tree, in the Larder Lake Mining Division, NTS 41 P/11. Provincial Highway 560 crosses through the middle the property. The Bay Lumber road and several secondary old logging and forestry roads provide access to the interior parts of the property. See Figure for local location map.

The property consists of a group of 224 wholly owned mineral claims located in MacMurchy, Natal, Tyrrell, Leonard, and Churchill Townships. The company needs to spend CDN$313,442, which equates to CDN$400 per claim unit annually to keep the property in good standing for one year.

Location Map: Figure 1

Hudson Bay
Baie d'Hudson
James Bay
Baie James
MANITOBA
QUEBEC / QUÉBEC
ONTARIO
CANADA
N
Copper Hill
Gold Project
Fort Severn
Peawanuck
Big Trout Lake
Sandy Lake
Attawapiskat
Lansdowne House
Moosonee
Pikangikum
Red Lake
Armstrong
Sioux Lookout
Kapuskasing
Cochrane
Kenora
Dryden
Geraldton
Iroquois Falls
Timmins
Kirkland Lake
Fort Frances
Thunder Bay
Marathon
Wawa
Chapleau
North Bay
Hawkesbury
Sault Ste Marie
Elliot Lake
Sudbury
Espanola
Pembroke
Ottawa
Cornwall
Little Current
Parry Sound
Huntsville
Bancroft
Brockville
Kingston
Owen Sound
Orillia
Belleville
Port Elgin
Barrie
Peterborough
Oshawa
Toronto
Goderich
Kitchener
St Catharines
Welland
Hamilton
London
Sarnia
St Thomas
Chatham-Kent
Windsor
Severn R
River
Winisk
Albany River
Moose R
L Nipigon
L Superior
L Supérieur
L Michigan
L Huron
L Ontario
L Erie
L Érié
Ottawa R / R des Outaouais
St Lawrence R
Fl Saint-Laurent
USA / É-U d'A
UNITED STATES OF AMERICA
ÉTATS-UNIS D'AMÉRIQUE
LEGEND / LÉGENDE
National capital / Capitale nationale
Provincial capital /
Other populated places / Autres lieux habités
Trans-Canada Highway / La Transcanadienne
Major road / Route principale
International boundary / Frontière internationale
Provincial boundary / Limite provinciale
Scale / Échelle
100 0 100 200 300
km km

© 2002. Her Majesty the Queen in Right of Canada, Natural Resources Canada.
Sa Majesté la Reine du chef du Canada, Ressources naturelles Canada.

# International KRL Resources

## Copper Hill Gold Project

Shining Tree, Ontario

# Location Map

(province)

Figure 1

101
Timmins
O.N.R.
Kirkland
Lake
Rouyn
Noranda
Larder
Lake
144
QUEBEC
560
Gowganda
Shining Tree
International
KRL Property
RAILWAY
11
ONTARIO
O.N.R.
144
Sudbury
TRANS-CANADA
20 kilometres 0 Miles 20

**International KRL Resources**

**Copper Hill Gold Project**

Shining Tree, Ontario

# Location Map

(local)

Figure 2

Claim Map Of The Copper Hill Gold Project

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

In 2005, the Company also carried out an extensive prospecting, mapping and rock chip sampling program covering all the magnetic and EM conductors identified by the airborne survey carried out in 2004. The results of this survey will be released as soon as they have been compiled.

Claim List: International KRL Resources Corp.’s Copper Hill Project

CHURCHILL	3014504	2004-Aug-30	2006-Aug-30	100%	$5,600	$0
CHURCHILL	4208295	2006-Apr-13	2008-Apr-13	100%	$6,400	$0
KELVIN	4209683	2006-May-10	2008-May-10	100%	$3,600	$0
KELVIN	4208285	2006-May-10	2008-May-10	100%	$1,600	$0
KNIGHT	1131021	1991-Jan-08	2006-Aug-25	100%	$400	$5,200
KNIGHT	1131022	1991-Jan-08	2006-Aug-25	100%	$400	$5,200
KNIGHT	1131035	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
KNIGHT	1131036	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
KNIGHT	1131037	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
KNIGHT	1131038	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
KNIGHT	1131041	1991-Jan-08	2009-Jan-08	100%	$400	$6,400
KNIGHT	1131042	1991-Jan-08	2009-Jan-08	100%	$400	$6,400
KNIGHT	1131043	1991-Jan-08	2009-Jan-08	100%	$400	$6,400
KNIGHT	1131044	1991-Jan-08	2009-Jan-08	100%	$400	$6,400
KNIGHT	1131046	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
KNIGHT	1131048	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
KNIGHT	1131049	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
KNIGHT	1131050	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
KNIGHT	1131051	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
KNIGHT	1131052	1990-Apr-05	2007-Apr-05	100%	$400	$6,400
KNIGHT	1131053	1990-Apr-05	2007-Apr-05	100%	$400	$6,400
KNIGHT	1131054	1990-Apr-05	2007-Apr-05	100%	$400	$6,400
KNIGHT	1131055	1990-Apr-05	2007-Apr-05	100%	$400	$6,400
KNIGHT	1131056	1990-Apr-05	2007-Apr-05	100%	$400	$6,400
KNIGHT	1131057	1990-Apr-05	2007-Apr-05	100%	$400	$6,400
KNIGHT	1131059	1990-Apr-05	2007-Apr-05	100%	$400	$6,400
KNIGHT	1131070	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
KNIGHT	1131071	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
KNIGHT	1131073	1990-Apr-05	2007-Apr-05	100%	$400	$6,400
KNIGHT	1131074	1990-Apr-05	2007-Apr-05	100%	$400	$6,400
KNIGHT	1131075	1990-Apr-05	2007-Apr-05	100%	$400	$6,400
KNIGHT	1131076	1990-Apr-05	2007-Apr-05	100%	$400	$6,400
KNIGHT	1131077	1990-Apr-05	2007-Apr-05	100%	$400	$6,400
KNIGHT	1131078	1990-Apr-05	2007-Apr-05	100%	$400	$6,400
KNIGHT	1189822	1992-Jun-15	2007-Jan-15	100%	$400	$4,800
KNIGHT	1189823	1992-Jun-15	2007-Jan-15	100%	$400	$4,800
KNIGHT	1189824	1992-Jun-15	2007-Jan-15	100%	$400	$4,800
KNIGHT	1189825	1992-Jun-15	2007-Jan-15	100%	$400	$4,800
KNIGHT	1189826	1992-Jun-15	2007-Jan-15	100%	$400	$4,800
KNIGHT	1189827	1992-Jun-15	2007-Jan-15	100%	$400	$4,800
KNIGHT	1189828	1992-Jun-15	2007-Jan-15	100%	$400	$4,800
KNIGHT	1193325	1994-Jan-25	2006-Aug-25	100%	$3,600	$36,000
KNIGHT	1202743	1995-Mar-14	2006-Aug-29	100%	$400	$3,600
KNIGHT	1203244	1995-Mar-14	2006-Aug-29	100%	$1,200	$10,800
KNIGHT	1204629	1996-Sep-18	2006-Sep-18	100%	$400	$3,200
KNIGHT	1219919	1996-Sep-23	2006-Aug-25	100%	$400	$2,800
KNIGHT	1220378	1996-Sep-18	2006-Sep-18	100%	$400	$3,200
KNIGHT	1221670	1996-Oct-23	2009-Jan-23	100%	$400	$4,000
KNIGHT	1221681	1996-Oct-25	2006-Oct-25	100%	$400	$3,200
KNIGHT	1221682	1996-Oct-25	2006-Oct-25	100%	$400	$3,200
LEONARD	3014505	2004-Jul-28	2006-Jul-28	100%	$800	$0
LEONARD	3014506	2004-Jul-28	2006-Jul-28	100%	$800	$0
MACMURCHY	1131930	1990-Apr-03	2007-Apr-03	100%	$400	$6,400
MACMURCHY	1131931	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1131932	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1131933	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1131934	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1131940	1990-Apr-03	2006-Aug-04	100%	$400	$6,000
MACMURCHY	1131941	1990-Apr-03	2006-Aug-04	100%	$184	$6,216
MACMURCHY	1131942	1990-Apr-03	2006-Aug-04	100%	$264	$6,136
MACMURCHY	1145897	1990-Apr-09	2007-Apr-09	100%	$400	$6,400
MACMURCHY	1146533	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
MACMURCHY	1146644	1990-Apr-03	2006-Aug-04	100%	$400	$6,000
MACMURCHY	1146645	1990-Apr-03	2006-Aug-04	100%	$400	$6,000
MACMURCHY	1146646	1990-Apr-03	2006-Aug-04	100%	$400	$6,000
MACMURCHY	1146647	1990-Apr-03	2006-Aug-04	100%	$400	$6,000
MACMURCHY	1146648	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1147074	1990-Apr-03	2006-Aug-04	100%	$400	$6,000
MACMURCHY	1147075	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1147076	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1147077	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1147104	1990-Apr-03	2006-Aug-04	100%	$400	$6,000
MACMURCHY	1147105	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1147106	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1147107	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1147114	1990-Apr-03	2006-Aug-04	100%	$400	$6,000
MACMURCHY	1147115	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1147116	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1147117	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1147118	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1147124	1990-Apr-03	2006-Aug-04	100%	$400	$6,000
MACMURCHY	1147125	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1147126	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1147127	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
MACMURCHY	1185697	1991-Dec-04	2006-Dec-04	100%	$1,200	$15,600
MACMURCHY	1185723	1991-Dec-04	2006-Dec-04	100%	$400	$5,200
MACMURCHY	1185816	1991-Dec-04	2006-Dec-04	100%	$800	$10,400
MACMURCHY	1190912	1992-Sep-08	2006-Sep-08	100%	$1,200	$14,400
MACMURCHY	1190916	1993-Jun-15	2007-Jan-15	100%	$3,200	$35,200
MACMURCHY	1200167	1993-Dec-08	2006-Dec-08	100%	$800	$8,800
MACMURCHY	1200824	1993-Dec-08	2006-Dec-08	100%	$1,559	$17,641
MACMURCHY	1200825	1993-Dec-08	2006-Dec-08	100%	$400	$4,400
MACMURCHY	1201534	1995-Feb-06	2006-Sep-06	100%	$400	$3,600
MACMURCHY	1202537	1994-Mar-29	2006-Aug-29	100%	$1,600	$16,000
MACMURCHY	1202562	1994-Apr-15	2007-Apr-15	100%	$400	$4,400
MACMURCHY	1204265	1994-Nov-22	2006-Nov-22	100%	$1,200	$12,000
MACMURCHY	1204266	1994-Nov-22	2006-Nov-22	100%	$400	$4,000
MACMURCHY	1204267	1994-Nov-22	2006-Nov-22	100%	$236	$4,164
MACMURCHY	1211782	1996-Feb-09	2007-Feb-09	100%	$6,000	$54,000
MACMURCHY	1211834	1996-Mar-20	2006-Aug-29	100%	$400	$3,200
MACMURCHY	1211836	1996-Mar-20	2007-Mar-20	100%	$3,200	$22,400
MACMURCHY	1211837	1996-Mar-20	2007-Mar-20	100%	$4,800	$33,600
MACMURCHY	1211841	1996-Mar-20	2006-Aug-29	100%	$4,800	$38,400
MACMURCHY	1220066	1998-May-25	2006-Sep-25	100%	$1,200	$7,200
MACMURCHY	1222580	1998-Apr-03	2006-Aug-04	100%	$1,200	$7,200
MACMURCHY	1222627	1998-Feb-13	2007-Feb-13	100%	$3,600	$25,200
MACMURCHY	1222629	1998-Feb-19	2007-Feb-19	100%	$1,200	$8,400
MACMURCHY	1222958	1999-Jun-04	2007-Jan-15	100%	$400	$2,000
MACMURCHY	1222959	1999-Jun-04	2007-Jan-15	100%	$400	$2,000
MACMURCHY	1222960	1999-Jun-04	2007-Jan-15	100%	$400	$2,000
MACMURCHY	1224380	1998-May-25	2006-Sep-25	100%	$2,800	$16,800
MACMURCHY	1224505	1997-Sep-08	2006-Sep-08	100%	$800	$5,600
MACMURCHY	1224506	1997-Sep-08	2006-Sep-08	100%	$800	$5,600
MACMURCHY	1225405	1997-Nov-12	2006-Nov-12	100%	$800	$5,600
MACMURCHY	1226329	1997-Dec-08	2006-Dec-08	100%	$400	$2,800
MACMURCHY	1226330	1997-Dec-08	2006-Dec-08	100%	$400	$2,800
MACMURCHY	1226331	1997-Dec-08	2006-Dec-08	100%	$400	$2,800
MACMURCHY	1229034	1997-Sep-08	2006-Sep-08	100%	$3,600	$25,200
MACMURCHY	1229049	1997-Sep-08	2006-Sep-08	100%	$400	$2,800
MACMURCHY	1231638	1998-Aug-12	2006-Aug-12	100%	$1,200	$7,200
MACMURCHY	1231639	1998-Aug-12	2006-Aug-12	100%	$1,200	$7,200
MACMURCHY	1236486	1999-Jun-04	2007-Jan-15	100%	$400	$2,000
MACMURCHY	1236515	1999-Jun-04	2007-Jan-15	100%	$400	$2,000
MACMURCHY	1236517	1999-Jun-04	2007-Jan-15	100%	$1,200	$6,000
MACMURCHY	1239106	2000-Mar-29	2006-Aug-29	100%	$1,200	$4,800
MACMURCHY	1239107	2000-Mar-29	2006-Aug-29	100%	$2,400	$9,600
MACMURCHY	1239109	2000-Jun-27	2007-Jan-15	100%	$1,600	$6,400
MACMURCHY	1239224	2000-Mar-08	2006-Aug-29	100%	$2,000	$8,000
MACMURCHY	1239225	2000-Mar-08	2006-Aug-29	100%	$1,600	$6,400
MACMURCHY	1239227	2000-Mar-08	2006-Aug-29	100%	$3,600	$14,400
MACMURCHY	1239260	2000-Mar-17	2006-Aug-29	100%	$3,200	$12,800
MACMURCHY	1239330	2000-Mar-06	2006-Aug-29	100%	$4,800	$19,200
MACMURCHY	1239331	2000-Mar-06	2006-Aug-29	100%	$800	$3,200
MACMURCHY	1239332	2000-Mar-29	2006-Aug-29	100%	$400	$1,600
MACMURCHY	1239333	2000-Mar-29	2006-Aug-29	100%	$3,200	$12,800
MACMURCHY	1240182	2000-Apr-17	2007-Apr-17	100%	$800	$4,000
MACMURCHY	1242396	2001-Feb-05	2006-Sep-06	100%	$3,200	$9,600
MACMURCHY	1242397	2001-Feb-05	2007-Feb-05	100%	$800	$3,200
MACMURCHY	3001886	2002-May-08	2006-Sep-25	100%	$1,200	$2,400
MACMURCHY	3014502	2004-Aug-30	2006-Aug-30	100%	$4,800	$0
MACMURCHY	3014503	2004-Aug-30	2006-Aug-30	100%	$800	$0
MACMURCHY	4203926	2005-Mar-31	2007-Mar-31	100%	$6,000	$0
MACMURCHY	4203927	2005-Mar-31	2007-Mar-31	100%	$4,000	$0
MACMURCHY	4206250	2005-Mar-31	2007-Mar-31	100%	$5,200	$0
MACMURCHY	4206251	2005-Apr-13	2007-Apr-13	100%	$3,600	$0
MACMURCHY	4206252	2005-Mar-31	2007-Mar-31	100%	$5,200	$0
MACMURCHY	4206253	2005-Mar-31	2007-Mar-31	100%	$6,400	$0
MACMURCHY	4206254	2005-Mar-31	2007-Mar-31	100%	$400	$0
MACMURCHY	4206255	2005-Mar-31	2007-Mar-31	100%	$400	$0
MACMURCHY	4206256	2005-Mar-31	2007-Mar-31	100%	$400	$0
MACMURCHY	4206257	2005-Mar-31	2007-Mar-31	100%	$6,400	$0
MACMURCHY	4206258	2005-Mar-31	2007-Mar-31	100%	$2,400	$0
MACMURCHY	4207075	2006-Feb-23	2008-Feb-23	100%	$400	$0
MACMURCHY	4208283	2006-Apr-06	2008-Apr-06	100%	$1,600	$0
MACMURCHY	4208284	2006-Apr-06	2008-Apr-06	100%	$800	$0
MACMURCHY	4208293	2006-Apr-13	2008-Apr-13	100%	$6,000	$0
MACMURCHY	4208294	2006-Apr-13	2008-Apr-13	100%	$6,400	$0
MACMURCHY	4208296	2006-Apr-13	2008-Apr-13	100%	$4,400	$0
MACMURCHY	4208297	2006-Apr-13	2008-Apr-13	100%	$6,400	$0
MACMURCHY	4208298	2006-Apr-13	2008-Apr-13	100%	$4,800	$0
MACMURCHY	4208299	2006-Apr-13	2008-Apr-13	100%	$400	$0
MACMURCHY	4208300	2006-Apr-13	2008-Apr-13	100%	$1,200	$0
MACMURCHY	4208301	2006-Apr-13	2008-Apr-13	100%	$1,600	$0
MACMURCHY	4209657	2006-Feb-23	2008-Feb-23	100%	$6,400	$0
MACMURCHY	4209658	2006-Feb-23	2008-Feb-23	100%	$4,000	$0
MACMURCHY	4209659	2006-Apr-06	2008-Apr-06	100%	$400	$0
MACMURCHY	4209686	2006-Apr-06	2008-Apr-06	100%	$3,600	$0
MACMURCHY	4209688	2006-Apr-06	2008-Apr-06	100%	$6,400	$0
MACMURCHY	4209689	2006-Apr-06	2008-Apr-06	100%	$800	$0
NATAL	1094977	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1094978	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1094979	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1094980	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1094981	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1094982	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1094983	1990-Oct-12	2006-Oct-12	100%	$250	$5,750
NATAL	1094984	1990-Oct-12	2006-Oct-12	100%	$400	$5,600
NATAL	1094985	1990-Oct-12	2006-Oct-12	100%	$195	$5,805
NATAL	1094986	1990-Oct-12	2006-Oct-12	100%	$195	$5,805
NATAL	1131023	1991-Jan-08	2006-Aug-25	100%	$400	$5,200
NATAL	1131024	1991-Jan-08	2006-Aug-25	100%	$400	$5,200
NATAL	1131025	1991-Jan-08	2006-Aug-25	100%	$400	$5,200
NATAL	1131026	1991-Jan-08	2006-Aug-25	100%	$353	$5,247
NATAL	1131027	1991-Jan-08	2006-Aug-25	100%	$353	$5,247
NATAL	1131028	1991-Jan-08	2006-Aug-25	100%	$353	$5,247
NATAL	1131029	1991-Jan-08	2006-Aug-25	100%	$400	$5,200
NATAL	1131033	1991-Jan-08	2006-Aug-25	100%	$400	$5,200
NATAL	1131039	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
NATAL	1131040	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
NATAL	1131047	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
NATAL	1131072	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
NATAL	1131079	1990-Apr-06	2007-Apr-06	100%	$400	$6,400
NATAL	1133929	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1133930	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1133931	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1133932	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1133933	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1133934	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1133935	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1133936	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1133937	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1133938	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1134039	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1134040	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1134041	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1134042	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1134043	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1134044	1990-Apr-10	2007-Apr-10	100%	$400	$6,400
NATAL	1134045	1990-Aug-31	2006-Aug-31	100%	$280	$5,720
NATAL	1134046	1990-Aug-31	2006-Aug-31	100%	$280	$5,720
NATAL	1134047	1990-Oct-12	2006-Oct-12	100%	$376	$5,624
NATAL	1134048	1990-Oct-12	2006-Oct-12	100%	$219	$5,781
NATAL	1189056	1992-Mar-27	2006-Aug-29	100%	$144	$5,056
NATAL	1189829	1992-Jun-26	2007-Jan-15	100%	$400	$4,800
NATAL	1189830	1992-Jun-26	2007-Jan-15	100%	$400	$4,800
NATAL	1193300	1993-Dec-21	2006-Dec-21	100%	$6,400	$70,400
NATAL	1193301	1994-Jan-17	2006-Aug-25	100%	$4,800	$48,000
NATAL	1193302	1994-Jan-17	2006-Aug-25	100%	$1,200	$12,000
NATAL	1193304	1994-Jan-17	2006-Aug-25	100%	$800	$8,000
NATAL	1193322	1994-Jan-25	2006-Aug-25	100%	$800	$34,400
NATAL	1193323	1994-Jan-25	2006-Aug-25	100%	$400	$4,000
NATAL	1193324	1994-Jan-25	2006-Aug-25	100%	$195	$4,205
NATAL	1202484	1994-Feb-21	2007-Feb-21	100%	$6,000	$66,000
NATAL	1239226	2000-Mar-08	2006-Aug-29	100%	$4,000	$16,000
NATAL	1239228	2000-Mar-17	2006-Aug-29	100%	$6,400	$25,600
NATAL	1239325	2000-Mar-17	2006-Aug-29	100%	$6,400	$25,600
NATAL	4208288	2006-Apr-13	2008-Apr-13	100%	$4,800	$0
NATAL	496696	1978-Jan-31	2008-Jun-01	100%	$400	$6,000
TYRRELL	1145916	1990-Apr-03	2006-Aug-04	100%	$400	$6,000
TYRRELL	1146422	1990-Apr-04	2007-Apr-04	100%	$400	$6,400
TYRRELL	1179361	1992-Sep-08	2006-Sep-08	100%	$6	$20,794
TYRRELL	1190913	1992-Sep-08	2006-Sep-08	100%	$800	$9,600
TYRRELL	1190914	1992-Sep-08	2006-Sep-08	100%	$400	$4,800
TYRRELL	1193848	1996-Sep-18	2006-Sep-18	100%	$400	$3,200
TYRRELL	1202771	1998-Apr-06	2007-Apr-06	100%	$2,800	$19,600
TYRRELL	1219994	1996-Sep-18	2006-Sep-18	100%	$400	$3,200
TYRRELL	1219995	1996-Sep-18	2006-Sep-18	100%	$400	$3,200
TYRRELL	1239334	2000-Mar-29	2006-Aug-29	100%	$1,200	$4,800
TYRRELL	1239335	2000-Apr-10	2007-Apr-10	100%	$2,400	$12,000
TYRRELL	4208286	2006-Apr-13	2008-Apr-13	100%	$400	$0
TYRRELL	4208287	2006-Apr-13	2008-Apr-13	100%	$800	$0
TYRRELL	4208289	2006-May-10	2008-May-10	100%	$800	$0

Nor Property, Yukon Territory, Canada (Uranium)

The Nor Uranium Property is located on the east flank of the Richardson Mountains, about 65 km east of the Dempster Highway and 250km north of Dawson City, Yukon Territory.  The property exhibits some similarities to the Olympic Dam Geology Model in Australia, including some similarities in geology, presence of anomalous uranium, copper, gold and rare earth elements and very large magnetic and gravity anomalies.  The property has not previously been explored as a uranium target.

The Nor Property is comprised of 236 claims covering 48 sq.km and is an iron oxide/copper/gold (IOCG) target. The property is associated with a large gravity and magnetic anomaly with the Nor heterolithic hematite-rich diatreme breccia outlined along an 8km strike. The Nor Property is underlain by Proterozoic rocks of the Wernecke Supergroup that have been intruded by a heterolithic, hematite- rich diatreme breccia. The property is located on the east side of the Richardson Mountains in an area that is transacted by the Richardson Fault array. These faults are part of a major rift system that became active during Proterozoic time and has remained active since that time during the development of the Cordillera. The exposure of Proterozoic rocks is a faulted-bounded outlier that is surrounded by Paleozoic sedimentary rocks that dip gently away to the east and west from the Nor Property.

International KRL acquired the right to earn a 100% interest subject to a 2% NSR by an option agreement signed in October, 2004.  The terms of the option are detailed in note 6(b) in the financial statements.  Since signing the option, the Company has staked additional ground contiguous to, and in the vicinity of, the property.

Yukon Territory
Mining Districts
NOR PROPERTY
DAWSON MINING DISTRICT
MAYO MINING DISTRICT
WHITEHORSE MINING DISTRICT
WATSON LAKE MINING DISTRICT
SCALE
0
100
200
300 Km

**FIGURE 2-1 NOR PROPERTY, LOCATION MAP**

Page 2 - 3

106L/06
106L/06
ETHOH
HILL
TRAIL
RIVER
RICHARDSON
MOUNTAINS
LUSK LAKE
EDIGII HILL
VADZAIH
VAN
CREEK
ED
106L/06
MINING CLAIMS
Yukon

International KRL Resources Corp.

## NOR PROPERTY

### CLAIM MAP 106L6

## Figure 2 - 3

Scale

0 5 10 km

Map Datum NAD 83, UTM Zone 8, NTS 106L3,6

Peter T. George, P.Geo., Consulting Geologist
Hamilton, Ontario, Canada

Page 2 - 5

106L/03
106L/03
RIVER
RICHARDSON
MOUNTAINS
GUKAN HILL
GUKAN HILL
CREEK
106L/03
MINING CLAIMS
Yukon

International KRL Resources Corp.

# NOR PROPERTY

## CLAIM MAP 106L3

## Figure 2 - 2

Scale

0 5 10 km

Map Datum NAD 83, UTM Zone 8, NTS 106L3,6

Peter T. George, P.Geo., Consulting Geologist
Hamilton, Ontario, Canada

Page 2 - 4

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

Carswell Property, Saskatchewan – Uranium

The Carswell uranium property is located on the Carswell Dome Formation in the Athabasca Basin. Subsequent to the period end, the Company granted an option to Essendon Solutions Inc. to acquire a 50% interest in the property for total present and future consideration of $25,000, 200,000 shares and a commitment to expend $100,000 on exploration on the property.

International KRL Resources Corp.
Carswell Formation
Athabaska Basin, Saskatchewan
S# 107579
2,425.50 Hectares; (5,993 Acres)
6510000 mN
6500000 mN
6490000 mN
6480000 mN
250000 mE
260000 mE
Cluff Lake
Uranium Mine
(past producer)
IRK
IRK Claims
Uranium
Mineral
Occurrence
0
5
10
kilometres
Carswell
Formation
Athabaska
Basin
Saskatchewan

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 5/31/2005, 5/31/2004, and 5/31/2003 should be read in conjunction with the financial statements of the Company and the notes thereto.

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

CHANGES IN FINANCIAL POSITION

Marketable securities, on the balance sheet at the current year end, represents shares received, as option payments, on the Carswell property.

The increase in mineral properties of $874,920 includes acquisition of the Nor property in the Yukon - $73,665 and the Carswell  property in Saskatchewan - Nil (after recording the full recovery of the original $4,071 of staking costs by optioning 50% of the property to ESO Minerals).  Additionally, $19,000 was spent on option payments and staking on the Copper Hill property before write-offs of $18,000.  The remaining increase of $802,065, represents explorations expenditures on the Copper Hill property in Ontario ($735,000) and the start of a continuing geophysics program on the Nor property in the Yukon ($78,183 before tax credits).

The net reduction in related party receivables and payables of $10,141 is mostly made up of a reduction in amounts receivable from Logan Resources Ltd. for shared office costs including accounting and mineral property management.

The increase in share capital of $2.3 million is due to private placement financings, the exercise of warrants, share payments to financing agents and the issue of shares under property options, the details of which are listed in note 8 to the financial statements.

Contributed surplus increases represent the value of stock-based compensation made during the year to employees, contractors and financing agents.

RESULTS OF OPERATIONS

Fiscal Year 2004 Ended 5/31/2004 vs Fiscal Year 2003 Ended 5/31/2003

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

SELECTED ANNUAL INFORMATION (expressed in Canadian dollars)

	May 31, 2004	May 31, 2003	May 31, 2002
	$	$	$
Net loss	(520,094)	(410,918)	(149,972)
Net loss per share	(0.03)	(0.04)	(0.02)
Total assets	3,755,045	2,753,003	2,045,068

For each of the above years: total revenue was nil; net loss and loss before discontinued operations and extraordinary items was the same; long-term debt was nil; and dividends were nil.

The above data has been prepared in accordance with Canadian generally accepted accounting principles.

SUMMARY OF QUARTERLY RESULTS (expressed in Canadian dollars)

	May 31, 2004	Feb 29, 2004	Nov 30, 2003	Aug 31, 2003	May 31, 2003	Feb 28, 2003	Nov 30, 2002	Aug 31, 2002
Net loss	(150,820)	(162,766)	(149,449)	(57,059)	(88,821)	(120,353)	(136,318)	(64,425)
Net loss per share	(0.007)	(0.009)	(0.007)	(0.004)	(0.006)	(0.010)	(0.002)	(0.008)

For each of the above periods, the Company had no revenue.   Net loss and loss before discontinued operations and extraordinary items was same for all periods. Net loss per share was the same on a basic and diluted basis for all periods.

FOURTH QUARTER

No significant changes in the Company’s activities occurred in the fourth quarter.  The drill program on the Golden Sylvia Iron Formation continued.

Results of Operations

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

Liquidity and Capital Resources

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

The Company capitalizes mineral property acquisition/exploration/development costs until the property is placed into production, sold, allowed to lapse or otherwise abandoned.  All mineral property acquisition, exploration and development costs have been acquired for cash and/or common-voting shares.  The company performs periodic evaluations to evaluate recoverability of mineral property costs.  Under US GAAP, for exploration stage properties, all acquisition costs are capitalized in the period incurred subject to annual impairment assessment as set forth in SFAS 144 and EITF 04-03. Exploration costs are expensed in the period incurred.

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

(We are still in the process of updating this information.)

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

Judith T. Mazvihwa has been in mining business for 10 years and was a mine geologist for Casmyn Mining (Pvt) Ltd. in Zimbabwe.  From December 1996 to April 1997, she was a geologist with Prospecting Ventures Ltd.; from June 1997 to September 1999, she was Mining Geologist Section Head with Casmyn Mining Zimbabwe (Pvt) Ltd.; from March 2002 to April 2002, she worked for Cumberland Resources Ltd.; and from April 2002 to November 2002, she was with Northgate Exploration Ltd.  Since December 2002, she was Officer Manager with International KRL Resources Corp. and since December 2003, she has been a CFO and Director of International KRL Resources Corp., a mineral exploration company publicly traded on the TSX Venture Exchange. Judith T. Mazvihwa is also a director and the CFO of Logan Resources Ltd.

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

________________________________________________________________________________

________________________________________________________________________________

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

Pursuant to the Plan, the Issuer has authorized the reservation of up to 10% of the issued and outstanding common shares of the Issuer for the grant of options from time to time.  Under the Plan, the Board may from time to time grant to directors, officers, employees and consultants of the Issuer, as the Board shall designate, options to purchase from the Issuer such number of common shares of the Board shall designate.  Some of the significant terms of the Plan are as follows.

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

Seamus Young, an officer and a director of the Issuer, for debt owing in the amount of $40,764.59

(34)This private placement consisted of the sale of 1,300,000 units at a price of $0.15 per unit.  Each unit consisted of one share and one-half share purchase warrant.  One full warrant was required to acquire one additional common share.  The full warrants have an exercise price of $0.20 per share on or before October 1, 2003 or $0.25 per share on or before October 1, 2004. 100,000 shares and 260,000 agent’s purchase warrants exercisable under these same conditions were issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assisted given to the Company by Canaccord Capital Corporation in selling the units.

(35)This private placement consisted of the sale of 2,003,333 units at a price of $0.15 per unit.  Each unit consisted of one share and one-half share purchase warrant.  One full warrant was exercisable to acquire one additional common share.  The full warrants have an exercise price of $0.20 per share on or before October 7, 2003 or $0.25 per share on or before October 7, 2004.  In addition, 400,667 agent’s purchase warrants exercisable under the same conditions, and which expire on November 11, 2004, were issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

(36)This private placement consisted of the sale of 1,775,000 units at a price of $0.20 per unit. Each unit consisted of one share and one-half share purchase warrant.  One full warrant is exercisable to acquire one additional common share.  The full warrants have an exercise price of $0.25 per share on or before August 31, 2004 or $0.25 per share on or before August 31, 2004.  In addition 130,000 common shares and 355,000 agent’s purchase warrants exercisable at a price of $0.25 per share, and which expire August 31, 2004, were issued to Canaccord Capital Corporation as a corporate financing fee. This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

(37)This private placement consisted of the sale of 250,000 units at a price of $0.20 per unit.  Each unit consisted on one share and one-half share purchase warrant exercisable to acquire one-half additional shares. The purchase warrants have an exercise price of $0.25 per share on or before September 18, 2004.  In addition, 50,000 agent’s purchase warrants exercisable at a price of $0.25 per share, and which expired September 18, 2004, were issued to Canaccord Capital Corporation as a corporate financing fee.  This corporate financing fee related to the assistance given to the Company by Canaccord Capital Corporation in selling the units.

(38)These units were related to the private placement described in (34) above.

(39)This private placement consisted of the sale of 729,000 Flow-Through Units and 2,126,500 Non-Flow-Through Units were sold through Canaccord Capital Corporation, as agent, at a price of $0.15 per Flow-Through and Non-Flow-Through Unit. Each Flow-Through Unit consisted of one flow-through common share and one-half of one Warrant.  Each Non-Flow-Through Unit consisted of one non-flow-through common share and one Warrant.  One whole Warrant entitled the holder to purchase one additional non-flow-through common share at a price of $0.18 per for a period of 12 months from closing.  The Issuer also issued 100,000 common shares and 571,000-share purchase warrants to Canaccord Capital Corporation in connection with the offering.  These warrants have the same terms of the other warrants.

(40)These shares were issued to Canaccord Capital in consideration for their assistance in facilitating this private placement financing.

(41)This private placement consisted of the sale of 815,000 Flow-Through Units and 4,000,000 Non-Flow-Through Units. Each Flow-Through-Unit consisted of one flow-through common share and one warrant entitling the holder to purchase an additional flow-through-share at a price of $0.20 for a period of 12 months. Each Non-Flow-Through Unit consisted of one common share and one warrant entitling the holder to purchase one additional common share at a price of $0.20 for 24 months. The Issuer issued 100,000 common shares to Canaccord Capital Corporation as consideration for waiver of their right of first refusal to provide this financing.

(42)During the year the Company issued 248,760 common shares as a result of the exercise of share purchase warrants at a price of $0.18 for total cash consideration of $172,100.

(43)During the year the Company issued 151,500 common shares as a result of the exercise of incentive stock options at a price of $0.20 for total cash consideration of $30,300.

(44)During the year, the Company issued 160,000 shares pursuant to   property acquisition option agreements. This payment relates to the Copper Hill Project located in Ontario referred to in Note 6(a) to the Financial Statements for the Years Ended May 31, 2004 and 2003.

(45)These units were issued pursuant to a brokered private placement of 1,900,000 flow-through units at $0.20 per unit.  Each unit consisted of one flow-through share, one half of one transferable warrant exercisable at a price of $0.40 on or before May 19, 2006 and one-half of one transferable warrant exercisable to purchase one non-flow-through share at a price of $0.80 on or before May 19, 2007.

(46)These units totaling 22,293 were issued pursuant to a financing commission payable to the agent at a price of $0.15 per unit.

(47)These units were issued pursuant to a private placement of 4,950,000 flow-through units at a price of $0.20 and 3,031,667 non-flow-through units at a price of $0.15 per unit.  Each flow-through unit consists of one flow-through share, one-half of one transferable warrant exercisable at a price of $0.40 on or before April 12, 2006, and one-half of one transferable warrant exercisable at a price of $0.80 on or before April 12, 2007.  Each non-flow-through unit consists of one non-flow-through common share, one-half of one transferable warrant exercisable at a price of $0.35 on or before April 12, 2006 and one-half of one transferable warrant exercisable at a price of $0.75 on or before April 12, 2007.

(48)These units totaling 332,990 were issued pursuant to a financing commission payable to the agent at a price of $0.15 per unit.

(49)These flow-through units were issued pursuant to a private placement of 2,100,000 units at a price of $0.20 per unit.  Each unit consists of one flow-through share and one-half of one share purchase warrant exercisable at a price of $0.25 on or before August 16, 2005.

(50)The Company issued 50,000 shares pursuant to an option agreement to purchase a house in Gowganda, Ontario at a deemed price of $0.20 per share.

(51)The Company issued 250,000 shares pursuant to property acquisition option agreements valued at $35,000.

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

0.1

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

0.2

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

0.3

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

0.4

 Subject to compliance with the provisions of the Companies Act, a Director may act by himself or his firm in a professional capacity for the Company (except as auditor of the Company) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

0.5

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

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

As of the end of the period covered by this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") of the effectiveness of our disclosure controls and procedures.  Based on that evaluation, the CEO has concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

There have been no changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation.  Nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

ITEM 16.  RESERVED

ITEM 16A. Audit Committee Financial Expert –-Not Applicable--

ITEM 16B. Code of Ethics –-Not Applicable-—

ITEM 16C. Principal Accountant Fees and Services -–Not Applicable--

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

          --Not Applicable--

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with the Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

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

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

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

(b)

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

(c)

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

(d)

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

(Expressed in Canadian Dollars)

8.

SHARE CAPITAL (continued)

(e)

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

I, Seamus Young, certify that:

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

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

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

  (b) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  (c) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

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

Date: August 10, 2006

Seamus Young

Chief Executive Officer

Exhibit 12.2

I, Judith T. Mazvihwa, certify that:

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

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

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

  (b) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  (c) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

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

Date: August 10, 2006

Judith T. Mazvihwa

Chief Financial Officer

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

International KRL Resources Corp.; SEC File No. 0-50902

Registrant

Dated: November 30, 2005  By /s/ Seamus Young__

                          Seamus Young, President/Director

Dated: November 30, 2005  By /s/ Judith T. Mazvihwa__

                          Judith T. Mazvihwa, Director