Form 20-F
International KRL Resources Corp.
filed 2006-12-28
CIK 1297467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

   [ ]  ANNUAL REPORT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended____31 May 2006__________________

OR

   [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____________ to __________

INTERNATIONAL KRL RESOURCES CORP.

(Exact name of Registrant as specified in its charter)

__________British Columbia, Canada_____________

(Jurisdiction of incorporation or organization)

Suite 1640 – 1066 West Hastings Street, Oceanic Plaza Box 12543 Vancouver, B.C. Canada  V6E 3X1

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common-Voting Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                             56,920,334

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ___   No xxx

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

click here for printer-friendly PDF version

INTERNATIONAL KRL RESOURCES CORP.

FORM 20-F

ANNUAL REPORT

FISCAL 2006

TABLE OF CONTENTS

Introduction                                                                 1

PART I

Item 1.  Identity of Directors, Senior Management and Advisors               2

Item 2.  Offer Statistics and Expected Timetable                             3

Item 3.  Key Information                                                     3

Item 4.  Information on the Company                                         11

Item 5.  Operating and Financial Review and Prospects                       48

Item 6.  Directors, Senior Management and Employees                         61

Item 7.  Major Shareholders and Related Party Transactions                  67

Item 8.  Financial Information                                              69

Item 9.  The Offer and Listing                                              69

Item 10. Additional Information                                             73

Item 11. Quantitative and Qualitative Disclosures About Market Risk         79

Item 12. Description of Securities Other Than Equity Securities             79

PART II

Item 13. Default, Dividend Arrearages and Delinquencies                     80

Item 14. Material Modifications to the Rights of

         Security Holders and Use of Proceeds                               80

Item 15. Controls and Procedures                                            80

Item 16. Reserved                                                           80

PART III

Item 17. Financial Statements                                               80

Item 18. Financial Statements                                               81

Item 19. Exhibits                                                           81

Mining Glossary                                                             82

Signature Page

INTRODUCTION

International KRL Resources Corp was incorporated under the Company Act of the Province of British Columbia on July 10, 1978 under the name Kingdom Resources Ltd. On November 27, 1989 the name was changed to KRL Resources Corp. and on March 6, 2002, the name was changed to International KRL Resources Corp. In this Annual Report, the “Company”, "we", "our", and "us", refers to International KRL Resources Corp. (unless the context otherwise requires). The Company is a reporting issuer in British Columbia and its shares trade on the TSX Venture Exchange under the symbol IRK. Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at Suite 1640–1066 West Hastings Street, Oceanic Plaza Box 12543, Vancouver, British Columbia Canada V6E 3X1; our telephone number is 604-689-0299 and our fax number is 604-689-0288.

BUSINESS OF INTERNATIONAL KRL RESOURCES CORP.

International KRL Resources Corp. (the “Company") is principally a company engaged directly in the acquisition and exploration of mineral properties.  The Company is currently focusing its exploration activities for base and precious metals on its Nor property in the Yukon Territory; Carswell property in Saskatchewan; Bear River property in British Columbia and the Copper Hill property in Ontario.  Golden Harp Resources Inc. (“Golden Harp”) is a newly incorporated British Columbia company, wholly-owned by International KRL Resources Corp.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review and Prospects".  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under ITEM #3, “Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements.  In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Annual Report might not occur.  Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 11/01/2006 the names, ages and dates of election of the Directors of the Company.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

------------------------------------------------------------------------------

Name	Age	Date First Elected or Appointed
Seamus Young (1)	66	1986
Mike Muzylowski (1)(2)	71	1990
F. Charles Vickers (2)(3)	57	2005
Clifford H. Frame (4)	73	2005
Judith T. Mazvihwa (1)(2)	32	2003

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

(4)

Resident/Citizen of Ontario, Canada

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 11/01/2006, the names, ages and dates of appointment of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

------------------------------------------------------------------------------

Name and Position	Age	Date of First Appointment

Seamus Young, President and CEO	66	1986
Judith T. Mazvihwa, CFO	32	2003
Michael Hibbitts, VP Exploration	53	2006

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

                             Facsimile: 604-643-1200

The Company’s bank is:       The Bank of Montreal

                             595 Burrard Street

                             Vancouver, British Columbia Canada V7X 1L7

                             Telephone: 604-665-2609

1.C.  Auditors

The Company’s auditor for its financial statements, for each of the preceding four periods, was Manning Elliott LLP, Chartered Accountants. Manning Elliott LLP, Chartered Accountants is a member of the Canadian Institute of Chartered Accountants.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2006/2005/2004 ended May 31st was derived from the financial statements of the Company that have been audited by Manning Elliott LLP, an independent registered public accounting firm, as indicated in their audit reports, which are included elsewhere in this Annual Report.  The selected financial data of the Company for Fiscal 2001 ended May 31st was derived from the financial statements of the Company that were audited by Jones Richard & Company, Independent Chartered Accountant; these financial statements are not included herein.

The selected financial data of the consolidated financial position of International KRL Resources Corp. and results of operations as of May 31, 2006, should be read in conjunction with the audited consolidated financial statements and other financial information included elsewhere in the Annual Report.

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

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	Fiscal Year Ended 5/31/06	Fiscal Year Ended 5/31/05 Restated	Fiscal Year Ended 5/31/04 Restated	Fiscal Year Ended 5/31/03	Fiscal Year Ended 5/31/02	Fiscal Year Ended 5/31/01	Fiscal Year Ended 5/31/00

Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Income (Loss)	($188)	($609)	($425)	($411)	($150)	($159)	($183)
(Loss) per Share	-	($0.02)	($0.02)	($0.04)	($0.02)	($0.01)	($0.01)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Wtg. Avg. Shares (000) 2c)	44,522	25,696	17,971	10,704	6,760	15,889	18,343
Working Capital	$3,712	$1,440	$480	$28	($35)	($62)	$138
Long Term Debt	Nil	Nil	Nil	Nil	Nil	$111	$67
Shareholders’ Equity	$8,918	$5,514	$3,677	$2,655	$2,006	$1,743	$1,543
Total Assets	$9,468	$5,569	$3,755	$2,753	$2,045	$1,928	$1,646

US GAAP Net Loss	($2,014)	($1,484)	(967)	($993)	($277)	N/A	N/A
US GAAP Loss per Share	(0.05)	($0.06)	($0.05)	($0.09)	($0.04)	N/A	N/A
US GAAP Avg Shares	44,522	25,696	17,971	10,704	6,760	N/A	N/A
US GAAP Equity	$3,113	$1,491	$528	$6	($30)	N/A	N/A
US GAAP Total Assets	$3,951	$1,546	$607	$147	$10	N/A	N/A

(1)

Cumulative Net Loss during exploration stage through 5/31/2006 under US GAAP, is ($11,858,999)

(2)

RESTATEMENT

During the year the Company changed its accounting policy to account for share issuance costs as an offset to consideration for share capital issued. Accordingly, the Company applied this change retrospectively and the 2005 financial statements were restated to give effect to a reduction of the opening balance of share capital of $243,137 and a corresponding reduction in the opening deficit by the same amount.

In addition, the 2005 share capital balance was decreased by $250,404 with a corresponding reduction in 2005 financing fees and expenses by the same amount.

	May 31, 2005 As Reported $	Adjustment $	May 31, 2005 As Restated $

Balance Sheet
Share Capital	11,459,894	(488,541)	10,971,353
Share Subscriptions Receivable	-	(5,000)	(5,000)
Deficit	(6,315,527)	493,541	(5,821,986)

	Year Ended May 31, 2005 As Reported $	Adjustment $	Year Ended May 31, 2005 As Restated $

Statement of Operations
Financing fees and expenses	250,404	(250,404)	-

Net Loss for the Year	(859,431)	250,404	(609,027)

Deficit, Beginning of Year	(5,456,096)	243,137	(5,212,959)

Deficit, End of Year	(6,315,527)	493,541	(5,821,986)

Basic and diluted net loss per share changed from $(0.03) to $(0.02) resulting from the restatement.

	Year Ended May 31, 2004 As Reported $	Adjustment $	Year Ended May 31, 2004 As Restated $

Statement of Operations
Financing fees and expenses	95,421	(95,421)	–

Net Loss for the Year	(520,094)	95,421	(424,673)

Deficit, Beginning of Year	(4,936,002)	147,716	(4,788,286)

Deficit, End of Year	(5,456,096)	243,137	(5,212,959)

Basic and diluted net loss per share changed from $(0.03) to $(0.02) resulting from the restatement.

_________________________________________________________________________

_________________________________________________________________________

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

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

                                             Average     High     Low    Close

------------------------------------------------------------------------------

November 2006	1.14	1.14	1.13	1.14
October 2006	1.13	1.13	1.13	1.13
September 2006	1.12	1.12	1.11	1.12
August 2006	1.12	1.12	1.12	1.12
July 2006	1.13	1.13	1.12	1.13
June 2006	1.11	1.12	1.11	1.11
May 2006	1.11	1.11	1.11	1.11
Fiscal Year Ended 5/31/2006	1.17	1.18	1.17	1.17
Fiscal Year Ended 5/31/2005	1.26	1.26	1.25	1.26
Fiscal Year Ended 5/31/2004	1.38	1.39	1.37	1.38
Fiscal Year Ended 5/31/2004	1.34	1.41	1.27	1.37
Fiscal Year Ended 5/31/2003	1.52	1.60	1.34	1.37
Fiscal Year Ended 5/31/2002	1.57	1.61	1.51	1.53
Fiscal Year Ended 5/31/2001	1.52	1.58	1.49	1.55
Fiscal Year Ended 5/31/2000	1.47	1.51	1.44	1.50

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of August 31, 2006.  As of August 31, 2006 the Company had cash and cash equivalents totaling $1,978,183.  As of August 31, 2006 the Company has no significant debt outstanding and had issued and outstanding common-voting shares of 56,920,334.

Table No. 5

Capitalization and Indebtedness

August 31, 2006

______________________________________________________________________________

______________________________________________________________________________

SHAREHOLDERS’ EQUITY
56,920,334 Common–voting shares issued and outstanding	$14,459,806
Contributed Surplus	$563,168
Retained Earnings (deficit)	($6,236,137)
Net Stockholders’ Equity	$8,742,837

As of
Stock Options Outstanding (Including Agent’s Options):	5,234,094
Warrants Outstanding:	16,662,132
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

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

None of Int. KRL Resources’ properties have advanced to the commercial production stage and the Company has no significant history of earnings or positive cash flow from operations. The cumulative loss through May 31, 2006 since the Company’s inception of the development stage, according to U.S. GAAP, is ($11,858,999). The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the company has been through the sale of its common-voting shares. Any future additional equity financing would cause dilution to current stockholders.

As of November 2, 2006, Int. KRL Resources had 5,184,094 share purchase options outstanding (including 909,094 Agents Options) and 16,662,132 share purchase warrants outstanding.  If all of the share purchase warrants and share purchase options were exercised, the number of common-voting shares issued and outstanding would increase from 56,920,334 to 78,766,560.  This represents an increase of 38% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

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

Int. KRL Resources is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploiting mineral properties, the nature of Int. KRL Resources’ business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Int. KRL Resources’ growth will depend, on the efforts of its Senior Management, particularly its President and Chief Executive Officer, Seamus Young, its Chief Financial Officer, Judith T. Mazvihwa, and Vice President of Exploration Michael Hibbitts. Loss of these individuals could have a materially adverse effect on the Company.  Int. KRL Resources has no key-man life insurance or written consulting agreements with the Senior Officers or Directors.

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

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Int. KRL Resources or Our Its Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against Int. KRL Resources.  The Company is a corporation incorporated in Canada under the laws of British Columbia, and governed by the Business Corporations Act (British Columbia).  A majority of the Company's directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

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

As a "foreign private issuer”, Int. KRL Resources is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common-voting shares by insiders may result in shareholders having less data.

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Company’s executive office is located at:

   Suite 1640 – 1066 West Hastings Street,

   Oceanic Plaza Box 12543

   Vancouver, British Columbia, Canada V6E 3X1

   Telephone: (604) 689-0299

   Facsimile: (604) 689-0288

   Website: www.krl.net

   Email: info@krl.net

The contact person is: Mr. Seamus Young, President and Chief Executive Officer

The Company's fiscal year ends May 31st.

The Company's common-voting shares trade on the TSX Venture Exchange in Toronto under the symbol "IRK".

The authorized share capital of the Company consists of 100,000,000 common shares without par value. As of May 31, 2006 there were 56,850,334 common shares issued and outstanding. As of August 31, 2006 (the most recent quarter) there were 56,920,334 common shares issued and outstanding.

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

_____________________________________________________________________________

_____________________________________________________________________________

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

Fiscal 2001

Exercise of stock options

Exercise of share purchase warrants (20)

Private Placement (21)

Payment for mineral property (22)

Payment for mineral property (23)

Payment for mineral property (24)

Payment for mineral property (25)

Payment for mineral property (26)

Payment for mineral property (27)

Payment for mineral property (28)

		300,000 455,000 1,810,000 50,000 200,000 50,000 50,000 20,000 100,000 50,000	$45,000 $70,250 $181,000 $10,000 $20,000 $7,500 $5,000 $2,600 411,000 $6,000

Fiscal 2002 (The Company consolidated its share capital on the basis of five old shares for one new share pursuant to a Special Resolution dated 12/7/2001)	Exercise of stock options Payment for mineral property (29) Private Placement (30)	250,000 50,000 1,000,000	$37,500 $3,500 $100,000
	Nature of Share Issuance	Number of Shares (Post-consolidation)	Capital Raised
Fiscal 2002	Private Placement (31) Payment for mineral property (32) Issued in payment of debt (33)	1,000,000 20,000 1,127,427	$100,000 $2,800 $169,114

Fiscal 2003	Private Placement (34) Private Placement (35) Private Placement (36) Private Placement (37) Exercise of share purchase warrants (38)	1,400,000 2,404,000 1,905,000 250,000 720,000	$195,000 $300,500 $355,000 $50,000 $108,000

Fiscal 2004	Private Placement (39) Broker Commission (40) Private Placement (41) Exercise of share purchase warrants (42) Exercise of stock options (43) Payment for mineral property (44)	2,855,500 100,000 4,815,000 248,760 151,500 160,000	$428,325 $15,000 $963,000 $172,100 $30,300 $29,000

Fiscal 2005	Private placement (45) Broker commission (46) Private placement (47) Broker commission (48) Private placement (49) Payment for property (50) Payment for property (51)	1,900,000 22,293 7,981,667 332,990 2,100,000 50,000 250,000	$380,00 $3,344 $1,444,750 $49,948 $420,000 $10,000 $35,000

Fiscal 2006	Private placement (52) Broker commission (53) Agents Options (53) Private placement (54) Private placement (55) Broker commission (56) Payment for property (57)	1,900,000 19,470 190,000 2,075,000 10,835,000 833,000 200,000	$442,500 $3,894 $47,500 $415,000 $2,285,000 $166,600 $36,000

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

(45)

These units were issued pursuant to a brokered private placement of 1,900,000 flow-through units at $0.20 per unit.  Each unit consisted of one flow-through share, one half of one transferable share purchase warrant exercisable at a price of $0.40 on or before May 19, 2006 and one-half of one transferable share purchase warrant exercisable to purchase one non-flow-through share at a price of $0.80 on or before May 19, 2007.

(46)

These units totaling 22,293 were issued pursuant to a financing commission payable to the agent at a price of $0.15 per unit.

(47)

These units were issued pursuant to a private placement of 4,950,000 flow-through units at a price of $0.20 and 3,031,667 non-flow-through units at a price of $0.15 per unit.  Each flow-through unit consists of one flow-through share, one-half of one transferable share purchase warrant exercisable at a price of $0.40 on or before April 12, 2006, and one-half of one transferable warrant exercisable at a price of $0.80 on or before April 12, 2007.  Each non-flow-through unit consists of one non-flow-through common share, one-half of one transferable share purchase warrant exercisable at a price of $0.35 on or before April 12, 2006 and one-half of one transferable warrant exercisable at a price of $0.75 on or before April 12, 2007.

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

(50)

The Company issued 50,000 shares pursuant to an option agreement to purchase a house in Gowganda, Ontario at a fair value (deemed value) price of $0.20 per share.

(51)

The Company issued 250,000 shares pursuant to mineral property acquisition option agreements valued at $35,000.

(52)

In August 2005, the Company completed a brokered private placement and issued 650,000 non-flow-through units at $0.20 per unit and 1,250,000 flow-through units at $0.25 per unit for total proceeds of $442,500. Each non-flow-through unit consisted of one non-flow-through common share and one transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 on or before August 3, 2006. Each flow-through unit consisted of one flow-through share and one transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.50 per share expiring on August 3, 2007.

(53)

Share issuance costs for the private placement of August 2005 included a commission of 8% of the gross proceeds payable to the agent, part of which consisted of 19,470 units valued at $0.20 per unit. Each such unit had the same securities, terms and conditions as the non-flow-through units of the financing. In addition, the agent was granted an option to purchase up to 190,000 units at a price of $0.25, expiring August 3, 2007. Each unit consisted of one non-flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.50 per share expiring on August 3, 2007.

(54)

In August 2005, the Company completed a private placement and issued 2,075,000 non-flow-through units at $0.20 per unit for total proceeds of $415,000. Each unit consisted of one non-flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 per share expiring on August 3, 2006.

(55)

In February 2006, the Company completed a non-brokered private placement consisting of 2,360,000 flow-through units at $0.25 per unit and 8,475,000 non-flow-through units at $0.20 per unit for total proceeds of $2,285,000. Each non-flow-through unit consisted of one non-flow-through common share and one-half transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 per share expiring on February 1, 2008. Each flow-through unit consisted of one flow-through share and one-half transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 per share expiring on December 29, 2007.

(56)

Share issuance costs for the private placement of February 2006 included a finder’s fee of 8% of the gross proceeds payable, part of which consisted of 833,000 units valued at $0.20 per unit. In addition, the finder was granted 991,500 share purchase warrants to purchase non-flow through common shares at a price of $0.25 per share expiring February 1, 2008.

(57)

The Company issued 200,000 common shares, pursuant to a mineral property option agreement at a fair value of $0.18 per share.

--------------------------------------------------------------

______________________________________________________________________________

______________________________________________________________________________

Capital Expenditures

Fiscal Year

Fiscal 1999	Nil
Fiscal 2000	Nil
Fiscal 2001	$7,648
Fiscal 2002	Nil
Fiscal 2003	$21,538
Fiscal 2004	$47,508
Fiscal 2005	$7,971
Fiscal 2006	$25,593

4.B.  BUSINESS OVERVIEW

Historical Corporate Development

For the past three years, the Company has been active in mineral exploration work in Canada in the provinces of Ontario, British Columbia, Yukon Territory, and Saskatchewan. The Company is currently concentrating the majority of its efforts on its Nor Property in the Yukon Territory and the Copper Hill Property, which is located in Ontario. The Company has been inactive for the past four years on its Bear River Project, which is located in the Skeena Mining Division in British Columbia; however, management plans to carry out exploration work on this project during Fiscal 2007.

Copper Hill Gold Project, Larder Lake Mining Division, Ontario, Canada

Location and Access to Copper Hill Gold Project

The Copper Hill property is situated in northeastern Ontario about 85 km southeast of Timmins covering an area of 56 sq. mile (17,000 hectares) (Figure 1). It is located along Highway 560 about 10 km east of the Hamlet of Shining Tree, in the Larder Lake Mining Division, NTS 41 P/11. Provincial Highway 560 crosses through the middle the property. The Bay Lumber road and several secondary old logging and forestry roads provide access to the interior parts of the property. See Figure 1 for local location map.

The property consists of a group of 244 wholly owned mineral claims located in MacMurchy, Natal, Tyrrell, Leonard, Kevin, and Churchill Townships. The company needs to spend CDN$330,800, which equates to CDN$400 per claim unit annually to keep the property in good standing for one year.

Spin Off of the Copper Hill Property to Golden Harp Resources Inc- Wholly Owned Subsidiary of International KRL Resources Corp.

Reduction of Stated Capital and Return of Capital

Introduction

The Company owns 10,000,000 common shares (the “GHR Shares”) in the capital of Golden Harp Resources Inc. (“GHR”) which GHR Shares were acquired by the Company in a spin-off of its Copper Hill Property (as more fully described below under “GHR Background”). GHR is currently seeking reporting issuer status and if successful, the Company proposes, subject to the approval of the Supreme Court of British Columbia (the “Court”) to distribute all of the GHR Shares (the “Return of Capital Shares”) to shareholders of the Company pro rata, based on the respective numbers of Common Shares held as of the record date for such distribution, as described below.

It is proposed that the distribution of the Return of Capital Shares by the Company will be by way of return of capital (the “Return of Capital”). In order to do so, the Company proposes to reduce its stated capital by an amount equal to the aggregate fair market value of the Return of Capital Shares (the “Reduction of Capital Amount”).

Under Section 74 of the Business Corporations Act (British Columbia) the Company can reduce its stated capital if it is authorized to do so by an order of the Supreme Court of British Columbia (the “Court”). The Company proposes to seek such approval when GHR becomes a reporting issuer and its shares are listed on the TSX Venture Exchange.

In the interim, to satisfy the requirements of the TSX Venture Exchange concerning the disposition by the Company of a significant asset of the Company, the shareholders were asked to consider passing, with or without amendment, an ordinary resolution (the “Stated Capital Reduction Resolution. At International KRL Resources Corp.’s Annual General Meeting held on November 29, 2006, the majority shareholders voted in favor of distributing the share of Golden Harp Resources Inc. to its shareholders and passed the Stated Capital Reduction Resolution. This authorized the Company to reduce its stated capital by the Reduction of Capital Amount, consideration for which will be provided by way of distribution of the Return of Capital Shares pro rata, based on the respective numbers of Common Shares held, to all shareholders of the Company of record on the close of business on the 7th trading day after the day on which the Stated Capital Reduction Resolution is approved by the Supreme Court of British Columbia (the “Return of Capital Record Date”).

The Reduction of Capital Amount will be based upon the 10-day weighted average trading price of the GHS Shares on the TSX Venture Exchange for the 10-day period preceding the date of the application to the Court for approval of the Reduction of Stated Capital or upon such other reasonable basis as may be determined by the Court.

It is intended that the Return of Capital will, if approved by the Court, occur as soon as practicable following the establishment of the Return of Capital Record Date. As described above, the Return of Capital Shares will be distributed to the shareholders of the Company (as at the Return of Capital Record Date) pro rata, based on the respective numbers of Common Shares held by them as at the Return of Capital Record Date.

GHR Background

GHR was incorporated in May 2006 as a subsidiary of the Company for the purpose of “spinning -off” to the Company’s shareholders its various mineral properties located in the Shining Tree Area in the Abitibi Greenstone Belt of Northeast Ontario (the “Copper Hill Property”).

The Return of Capital Shares were issued to the Company on May 31, 2006 when 10,000,000 GHR Shares were issued to the Company in consideration of the transfer by the Company of the Copper Hill Property at a deemed issue price of $0.32 per share. GHR is currently seeking reporting issuer status and proposes to complete an initial public offering (the “GHR IPO”) early in 2007 and list its shares on the TSX Venture Exchange. There can be no assurance that that such listing will be completed or that the GHR IPO will be completed.

Mechanics of the Return of Capital Distribution

As noted above, it is anticipated that the Return of Capital will occur as soon as practicable following the Return of Capital Record Date through the distribution of the Return of Capital Shares to shareholders of the Company of record as of the Return of Capital Record Date (pro rata, based on the respective numbers of Common Shares held).

Shareholders will not be required to pay for any Return of Capital Shares that they receive under the Return of Capital nor will they be required to surrender or exchange Common Shares in order to receive Return of Capital Shares or to take any other action in connection with such distribution.

No fractional Return of Capital Shares will be distributed under the Return of Capital and no consideration will be paid in lieu thereof. Any fractional Return of Capital Shares that persons would otherwise be entitled to receive will be rounded down to the nearest whole number. The balance of Return of Capital Shares not distributed to shareholders as a result of such rounding down will not be distributed under the Return of Capital and will continue to be held by the Company.

Certain Canadian securities regulatory authorities, as a condition for providing the exemptive relief required to permit the Company to distribute the Return of Capital Shares, the Return of Capital Shares received by shareholders under the Return of Capital may be subject to a four month ‘seasoning period’, meaning that such shares may not be freely tradeable for a period of 4 months from the Return of Capital Record Date (and the certificates evidencing the Return of Capital Shares may include a legend to this effect).

Notwithstanding approval by the shareholders of the Return of Capital, the directors of the Company may determine not to proceed with the reduction of its stated capital.

Certain Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax considerations generally applicable to shareholders who receive Return of Stated Capital Shares in connection with the Return of Capital by the Company and who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”), are individuals resident in Canada, deal at arm’s length with the Company and hold their Common Shares as capital property.

This summary is based on the current provisions of the Tax Act and an understanding of the current published administrative practices and assessing policies of the Canada Revenue Agency (“CRA”).

Shareholders who receive Return of Stated Capital Shares pursuant to the Return of Capital should generally be considered to have received a dividend only to the extent (if any) that the fair market value of the Return of Capital Shares so received exceeds the amount of the stated capital reduction in respect of the shareholder’s Common Shares. The Corporation does not expect that the distribution of the Return of Capital Shares will result in a shareholder being deemed to receive a dividend. Based on the Canada Revenue Agency’s (“CRA”) administrative policy, shareholders will be considered to have acquired the Return of Capital Shares at a cost equal to their fair market value.

The aggregate fair market value of the Return of Capital Shares received by a shareholder (other than any amount deemed to be a dividend as described above) will be deducted from the shareholder’s adjusted cost base (and paid-up capital) of his or her Common Shares. To the extent that the reduction exceeds the adjusted cost base of a shareholder’s Common Shares as otherwise determined, the holder will be deemed to have realized a capital gain equal to such excess and the adjusted cost base of the shareholder’s Common Shares will be nil.

For these purposes, shareholders will be advised following the Return of Capital Record Date as to the Corporation’s calculation of the fair market value of the Return of Capital Shares distributed to shareholders. Any determination of fair market value by the Corporation is not binding on CRA or any of the shareholders.

No advance income tax ruling has been sought or obtained from CRA to confirm the tax consequences of the distribution of Return of Stated Capital Shares to shareholders.

US Shareholder Considerations

The Company has not sought advice from US legal counsel with respect to the Return of Capital, therefore US resident shareholders should consult their own legal and accounting professionals for advice as to the impact of US law upon the proposed Return of Capital.

Recommendation of the Board

The Board unanimously recommends that shareholders vote “FOR” the Stated Capital Reduction Resolution.

Location Map- Province: Figure 1

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

© 2002. Her Majesty the Queen in Right of Canada, Natural Resources Canada.
Sa Majesté la Reine du chef du Canada, Ressources naturelles Canada.

# International KRL Resources

## Copper Hill Gold Project

Shining Tree, Ontario

# Location Map

(province)

Figure 1

Location Map- Local: Figure 2

101
Timmins
O.N.R.
Kirkland
Lake
Rouyn
Noranda
Larder
Lake
144
QUEBEC
560
Gowganda
Shining Tree
International
KRL Property
RAILWAY
11
ONTARIO
O.N.R.
144
Sudbury
TRANS-CANADA
20 kilometres 0 Miles 20

**International KRL Resources**

**Copper Hill Gold Project**

Shining Tree, Ontario

# Location Map

(local)

Figure 2

Claim Map Of The Copper Hill Gold Project: Figure 3

Decker
Claims
(Optioned to
Hemlo Northshore)
N
KELVIN TWP.
NATAL TWP.
KNIGHT TWP.
Decker
Zone
Cook
Zone
Jude Zone
Iron
Formation
Zone
Hwy 560
Provincial Park
Transmission Line
TYRRELL
TWP.
CHURCHILL TWP.
MACMURCHY TWP.
FAWCETT TWP.
LEONARD
TWP.
5285000 mN
5280000 mN
5275000 mN
5270000 mN
5265000 mN
LEGEND
KRL Property Boundary
KRL Mineral Lease
Highway
Road
Township Boundary
Fig. 3
International KRL Resources
Copper Hill Gold Project
Shining Tree, Ontario
Claim Map
Date:Oct. '04
Author: GeoComp
Office:
Drawing:
Scale: as shown
Projection: UTM Zone 17 (NAD 83)
0
1.5
3
kilometres

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

On February 9, 2004, the Company announced that it had entered into an option agreement with a private unrelated company called Hemlo North Shore Inc. to jointly explore the Decker Claim Block located in the northeast portion of the Company’s Copper Hill Property. Under the terms of this agreement, Hemlo North Shore Inc. agreed to spend a total of $1.2 million on the project over a four-year period to earn a 50% interest in the Decker Claim Block with a minimum annual commitment of $300,000 per year. On February 18, 2004, the Company and Hemlo North Shore Inc. began a 1009 m drill program on the project.

The purpose of this drill program was to further evaluate known gold mineralization found within the LG Zone and the Tiger Zone previously discovered by International KRL Resources in the early 1990s. Five holes (631 m total) were drilled on LG Zone and three holes (378 m total) were drilled on the Tiger Zone.  Both of theses zones are within the original Decker mining leases. The highlight of this program was a high-grade gold intercept from a follow up hole AD 223 on the LG Zone which assayed 14.43 g/t gold over 2 m, including a higher grade of 28.39 g/t over 1 m.

The three drill holes on the Tiger Zone were designed to test the down dip and strike extent of a thick gold bearing graphitic package intersected in a single drill hole in the mid 1990’s by International KRL. The original discovery intercept on the Tiger Zone from Hole AD18 assayed 1.13 g/t gold over 11 m. (including a one meter interval which assayed 5.76 g/t gold). Only drill hole AD 28 drilled to the north of discovery hole AD 18 intersected the Tiger Zone and assayed 0.62 g/t gold over 13.71 m. (including a 1 m interval which assayed 4.19 g/t gold). Drill holes AD 29 and AD30 located south of the original discovery hole (AD 18) confirms that a significant change in geology occurs due to the presence of porphyritic intrusives which appear to have cut off the Tiger Zone gold horizon. These porphyritic intrusives and some of the proximal volcanics were mineralized with sulphides and were noted to contain anomalous gold values.

The relationship between the porphyritic intrusives proximal to the Tiger Zone and those found near the LG Zone 300 meters to the North-west is not known. Further evaluation will be required to determine the nature of relationship between the LG Zone, the Tiger Zone and the porphyritic intrusive units. Particular attention is being paid to the porphyritic intrusives due to the presence of high grade gold found within or along the contact of the porphyritic intrusives in the immediate vicinity of the LG Zone.

The gold bearing zones on the Decker Property are located within a very favourable geological environment.  Many of the known gold bearing zones on the property are associated with mineralized quartz rich structural breaks hosted within carbonate altered mafics, fushitic ultramafics and/or associated feldspar porphyritic intrusives. This environment is typical of that found with many gold deposits located within the Timmins-Porcupine and Kirkland-Larder Lake gold camps within the Abitibi Greenstone Belt.

The Company completed this 1009 m diamond drill program with Hemlo North Shore Inc. on March 25, 2004.

On March 3, 2004, the Company began a high-resolution, fixed-wing airborne geophysical survey on the Copper Hill Project. The survey was conducted by Fugro Airborne Surveys with a high sensitivity magnetometer. The survey covered approximately 1100km of flight lines. The purpose of the survey was to assist ongoing exploration and generate additional exploration targets on International KRL Resources extensive land holding. The survey was completed mid April 2004 and the identified targets were followed up by a reverse circulation drilling program, mapping and geochemical sampling.

On June 10, 2004, the Company started a reverse circulation-drilling program on the Golden Sylvia Iron Formation Zone located within the Copper Hill Project. The program consisted of 53 vertical reverse circulation drill holes totaling of 4,974.15 m. The program tested the Golden Sylvia iron formation and expanded the strike extent of the mineralized system and established continuity. The results of this program validated earlier historic diamond drill intercepts and extended mineralization to 300 m with the system open on strike to both the east and west and down dip. A low-grade intercept of 0.83g/t gold over 6.12 m in RCGS-04-18 on line 950W, suggests that mineralization extends even further to the west.

In August/September 2005, International KRL Resources Corp. drilled CH-05-14 to test the GEOTEM conductor in the middle of North Foley Lake, located on the eastern extension of the Red Dome Rhyolite on the Copper Hill Property. The 600 meters long conductor, striking roughly north-west/south-east and dipping to the south-west, was identified by a GEOTEM airborne electromagnetic survey carried out in the winter 2004.

The 351 meters hole intersected a sequence of fragmental felsic volcanics, chert and mafic volcanics with moderate carbonate, minor sericite and local hematite alteration. No significant assay results were identified in this unit. The last 3.9 meters of the hole returned a weighted average of 0.8 grams/tonne gold. The Qualified Person for this project is J. L. LeBel (P.Eng.).

Claim List: International KRL Resources Corp.’s Copper Hill Project

Claim #	Units	Township	Expiry Date	Recording Date	Registered Owner	Acquired By	NSR
4208279	14	CHURCHILL	2008-Sep-26	2006-Sep-26	Golden Harp Resources Inc.	Staked
4208295	16	CHURCHILL	2008-Apr-13	2006-Apr-13	Golden Harp Resources Inc.	Staked
4209683	9	KELVIN	2008-May-10	2006-May-10	Golden Harp Resources Inc.	Staked
4208281	16	KELVIN	2008-Oct-20	2006-Oct-20	Golden Harp Resources Inc.	Staked
4208285	4	KELVIN	2008-May-10	2006-May-10	Golden Harp Resources Inc.	Staked
1131021	1	KNIGHT	2007-Jan-08	1991-Jan-08	Golden Harp Resources Inc.	Cross Lake Option
1131022	1	KNIGHT	2007-Jan-08	1991-Jan-08	Golden Harp Resources Inc.	Cross Lake Option
1131035	1	KNIGHT	2007-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1131036	1	KNIGHT	2007-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1131037	1	KNIGHT	2007-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1131038	1	KNIGHT	2007-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1131041	1	KNIGHT	2009-Jan-08	1991-Jan-08	Golden Harp Resources Inc.	Cross Lake Option

1131042	1	KNIGHT	2009-Jan-08	1991-Jan-08	Golden Harp Resources Inc.	Cross Lake Option
1131043	1	KNIGHT	2009-Jan-08	1991-Jan-08	Golden Harp Resources Inc.	Cross Lake Option
1131044	1	KNIGHT	2009-Jan-08	1991-Jan-08	Golden Harp Resources Inc.	Cross Lake Option
1131046	1	KNIGHT	2007-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1131048	1	KNIGHT	2007-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1131049	1	KNIGHT	2007-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1131050	1	KNIGHT	2007-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1131051	1	KNIGHT	2007-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1131052	1	KNIGHT	2007-Apr-05	1990-Apr-05	Golden Harp Resources Inc.	Cross Lake Option
1131053	1	KNIGHT	2007-Apr-05	1990-Apr-05	Golden Harp Resources Inc.	Cross Lake Option
1131054	1	KNIGHT	2007-Apr-05	1990-Apr-05	Golden Harp Resources Inc.	Cross Lake Option
1131055	1	KNIGHT	2007-Apr-05	1990-Apr-05	Golden Harp Resources Inc.	Cross Lake Option
1131056	1	KNIGHT	2007-Apr-05	1990-Apr-05	Golden Harp Resources Inc.	Cross Lake Option
1131057	1	KNIGHT	2007-Apr-05	1990-Apr-05	Golden Harp Resources Inc.	Cross Lake Option
1131059	1	KNIGHT	2007-Apr-05	1990-Apr-05	Golden Harp Resources Inc.	Cross Lake Option
1131070	1	KNIGHT	2007-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1131071	1	KNIGHT	2007-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1131073	1	KNIGHT	2007-Apr-05	1990-Apr-05	Golden Harp Resources Inc.	Cross Lake Option
1131074	1	KNIGHT	2007-Apr-05	1990-Apr-05	Golden Harp Resources Inc.	Cross Lake Option
1131075	1	KNIGHT	2007-Apr-05	1990-Apr-05	Golden Harp Resources Inc.	Cross Lake Option
1131076	1	KNIGHT	2007-Apr-05	1990-Apr-05	Golden Harp Resources Inc.	Cross Lake Option
1131077	1	KNIGHT	2007-Apr-05	1990-Apr-05	Golden Harp Resources Inc.	Cross Lake Option
1131078	1	KNIGHT	2007-Apr-05	1990-Apr-05	Golden Harp Resources Inc.	Cross Lake Option
1189822	1	KNIGHT	2007-Jan-15	1992-Jun-15	Golden Harp Resources Inc.	staked
1189823	1	KNIGHT	2007-Jan-15	1992-Jun-15	Golden Harp Resources Inc.	staked
1189824	1	KNIGHT	2007-Jan-15	1992-Jun-15	Golden Harp Resources Inc.	staked
1189825	1	KNIGHT	2007-Jan-15	1992-Jun-15	Golden Harp Resources Inc.	staked
1189826	1	KNIGHT	2007-Jan-15	1992-Jun-15	Golden Harp Resources Inc.	staked
1189827	1	KNIGHT	2007-Jan-15	1992-Jun-15	Golden Harp Resources Inc.	staked
1189828	1	KNIGHT	2007-Jan-15	1992-Jun-15	Golden Harp Resources Inc.	staked
1193325	9	KNIGHT	2007-Jan-25	1994-Jan-25	Golden Harp Resources Inc.	David Jones Option	2%
1202743	1	KNIGHT	2007-Mar-14	1995-Mar-14	Golden Harp Resources Inc.	Kosy - Harr Option I	2%
1203244	3	KNIGHT	2007-Mar-14	1995-Mar-14	Golden Harp Resources Inc.	Kosy - Harr Option I	2%
1204629	1	KNIGHT	2007-Jan-18	1996-Sep-18	Golden Harp Resources Inc.	Mullen-Londry option	2%
1219919	1	KNIGHT	2007-Jan-09	1996-Sep-23	Golden Harp Resources Inc.	Burda / Laskowski	2%
1220378	1	KNIGHT	2007-Jan-18	1996-Sep-18	Golden Harp Resources Inc.	Mullen-Londry option	2%
1221670	1	KNIGHT	2009-Jan-23	1996-Oct-23	Golden Harp Resources Inc.	Cross Lake Option

1221681	1	KNIGHT	2006-Oct-25	1996-Oct-25	Golden Harp Resources Inc.	Tim Young Option	1%
1221682	1	KNIGHT	2006-Oct-25	1996-Oct-25	Golden Harp Resources Inc.	Tim Young Option	1%
1131930	1	MACMURCHY	2007-Apr-03	1990-Apr-03	Golden Harp Resources Inc.	Goldeye Option	2%
1131931	1	MACMURCHY	2007-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1131932	1	MACMURCHY	2007-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1131933	1	MACMURCHY	2007-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1131934	1	MACMURCHY	2007-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1131940	1	MACMURCHY	2007-Apr-03	1990-Apr-03	Golden Harp Resources Inc.	Obradovich Option	2%
1131941	1	MACMURCHY	2007-Apr-03	1990-Apr-03	Golden Harp Resources Inc.	Obradovich Option	2%
1131942	1	MACMURCHY	2007-Apr-03	1990-Apr-03	Golden Harp Resources Inc.	Obradovich Option	2%
1145897	1	MACMURCHY	2007-Apr-09	1990-Apr-09	Golden Harp Resources Inc.	staked	2%
1146533	1	MACMURCHY	2007-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Obradovich Option	2%
1146644	1	MACMURCHY	2007-Apr-03	1990-Apr-03	Golden Harp Resources Inc.	Goldeye Option	2%
1146645	1	MACMURCHY	2007-Apr-03	1990-Apr-03	Golden Harp Resources Inc.	Goldeye Option	2%
1146646	1	MACMURCHY	2007-Apr-03	1990-Apr-03	Golden Harp Resources Inc.	Goldeye Option	2%
1146647	1	MACMURCHY	2007-Apr-03	1990-Apr-03	Golden Harp Resources Inc.	Goldeye Option	2%
1146648	1	MACMURCHY	2007-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1147074	1	MACMURCHY	2007-Apr-03	1990-Apr-03	Golden Harp Resources Inc.	Goldeye Option	2%
1147075	1	MACMURCHY	2007-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1147076	1	MACMURCHY	2007-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1147077	1	MACMURCHY	2007-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1147104	1	MACMURCHY	2007-Apr-03	1990-Apr-03	Golden Harp Resources Inc.	Goldeye Option	2%
1147105	1	MACMURCHY	2007-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1147106	1	MACMURCHY	2007-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1147107	1	MACMURCHY	2007-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1147114	1	MACMURCHY	2007-Apr-03	1990-Apr-03	Golden Harp Resources Inc.	Goldeye Option	2%
1147115	1	MACMURCHY	2007-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1147116	1	MACMURCHY	2007-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1147117	1	MACMURCHY	2007-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1147118	1	MACMURCHY	2007-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1147124	1	MACMURCHY	2007-Apr-03	1990-Apr-03	Golden Harp Resources Inc.	Goldeye Option	2%
1147125	1	MACMURCHY	2007-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1147126	1	MACMURCHY	2007-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1147127	1	MACMURCHY	2007-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1185697	3	MACMURCHY	2006-Dec-04	1991-Dec-04	Golden Harp Resources Inc.	Obradovich Option	2%
1185723	1	MACMURCHY	2006-Dec-04	1991-Dec-04	Golden Harp Resources Inc.	Obradovich Option	2%
1185816	2	MACMURCHY	2006-Dec-04	1991-Dec-04	Golden Harp Resources Inc.	Obradovich Option	2%

1190912	3	MACMURCHY	2007-Jan-18	1992-Sep-08	Golden Harp Resources Inc.	Mullen-Londry Option	2%
1190916	8	MACMURCHY	2007-Jan-15	1993-Jun-15	Golden Harp Resources Inc.	Mullen-Londry Option	2%
1200167	2	MACMURCHY	2006-Dec-08	1993-Dec-08	Golden Harp Resources Inc.	Obradovich Option	2%
1200824	4	MACMURCHY	2006-Dec-08	1993-Dec-08	Golden Harp Resources Inc.	Obradovich Option	2%
1200825	1	MACMURCHY	2006-Dec-08	1993-Dec-08	Golden Harp Resources Inc.	Obradovich Option	2%
1201534	1	MACMURCHY	2007-Feb-06	1995-Feb-06	Golden Harp Resources Inc.	Obradovich Option	2%
1202537	4	MACMURCHY	2007-Mar-29	1994-Mar-29	Golden Harp Resources Inc.	Cyprus Option	2%
1202562	1	MACMURCHY	2007-Apr-15	1994-Apr-15	Golden Harp Resources Inc.	Obradovich Option	2%
1204265	3	MACMURCHY	2006-Nov-22	1994-Nov-22	Golden Harp Resources Inc.	staked
1204266	1	MACMURCHY	2006-Nov-22	1994-Nov-22	Golden Harp Resources Inc.	staked
1204267	1	MACMURCHY	2006-Nov-22	1994-Nov-22	Golden Harp Resources Inc.	staked
1211782	15	MACMURCHY	2007-Feb-09	1996-Feb-09	Golden Harp Resources Inc.	Strike Option	2%
1211834	1	MACMURCHY	2007-Mar-20	1996-Mar-20	Golden Harp Resources Inc.	Strike Option	2%
1211836	8	MACMURCHY	2007-Mar-20	1996-Mar-20	Golden Harp Resources Inc.	Strike Option	2%
1211837	12	MACMURCHY	2007-Mar-19	1996-Mar-20	Golden Harp Resources Inc.	Strike Option	2%
1211841	12	MACMURCHY	2007-Mar-20	1996-Mar-20	Golden Harp Resources Inc.	Strike Option	2%
4202617	3	MACMURCHY	2006-Sep-25	2006-Oct-20	Golden Harp Resources Inc.	Chit./Von Card opt.	3%
1222627	9	MACMURCHY	2007-Feb-13	1998-Feb-13	Golden Harp Resources Inc.	Chit./Von Card opt.	3%
1222629	3	MACMURCHY	2007-Feb-19	1998-Feb-19	Golden Harp Resources Inc.	Chit./Von Card opt.	3%
1222958	1	MACMURCHY	2007-Jan-15	1999-Jun-04	Golden Harp Resources Inc.	staked
1222959	1	MACMURCHY	2007-Jan-15	1999-Jun-04	Golden Harp Resources Inc.	staked
1222960	1	MACMURCHY	2007-Jan-15	1999-Jun-04	Golden Harp Resources Inc.	staked
4202618	7	MACMURCHY	2006-Sep-25	2006-Oct-20	Golden Harp Resources Inc.	Chit./Von Card opt.	3%
1224505	2	MACMURCHY	2007-Jan-18	1997-Sep-08	Golden Harp Resources Inc.	McKinnon et al. opt.	2%
1224506	2	MACMURCHY	2007-Jan-18	1997-Sep-08	Golden Harp Resources Inc.	McKinnon et al. opt.	2%
1225405	2	MACMURCHY	2006-Nov-12	1997-Nov-12	Golden Harp Resources Inc.	Parres/Tomac opt.	2%
1226329	1	MACMURCHY	2006-Dec-08	1997-Dec-08	Golden Harp Resources Inc.	Barnes/Morgan opt.	2%
1226330	1	MACMURCHY	2006-Dec-08	1997-Dec-08	Golden Harp Resources Inc.	Barnes/Morgan opt.	2%
1226331	1	MACMURCHY	2006-Dec-08	1997-Dec-08	Golden Harp Resources Inc.	Barnes/Morgan opt.	2%
1229034	9	MACMURCHY	2007-Jan-18	1997-Sep-08	Golden Harp Resources Inc.	McKinnon et al. opt.	2%
1229049	1	MACMURCHY	2007-Jan-18	1997-Sep-08	Golden Harp Resources Inc.	McKinnon et al. opt.	2%
1231638	3	MACMURCHY	2007-Aug-12	1998-Aug-12	Golden Harp Resources Inc.	Goldeye Option	2%
1231639	3	MACMURCHY	2007-Aug-12	1998-Aug-12	Golden Harp Resources Inc.	Goldeye Option	2%
1236486	1	MACMURCHY	2007-Jan-15	1999-Jun-04	Golden Harp Resources Inc.	staked
1236515	1	MACMURCHY	2007-Jan-15	1999-Jun-04	Golden Harp Resources Inc.	staked
1236517	3	MACMURCHY	2007-Jan-15	1999-Jun-04	Golden Harp Resources Inc.	staked
1239106	3	MACMURCHY	2007-Mar-29	2000-Mar-29	Golden Harp Resources Inc.	staked

1239109	4	MACMURCHY	2007-Jan-15	2000-Jun-27	Golden Harp Resources Inc.	staked
1239224	5	MACMURCHY	2007-Mar-08	2000-Mar-08	Golden Harp Resources Inc.	staked
1239225	4	MACMURCHY	2007-Mar-08	2000-Mar-08	Golden Harp Resources Inc.	staked
1239227	9	MACMURCHY	2007-Mar-08	2000-Mar-08	Golden Harp Resources Inc.	staked
1239260	8	MACMURCHY	2007-Mar-17	2000-Mar-17	Golden Harp Resources Inc.	staked
1239330	12	MACMURCHY	2007-Mar-06	2000-Mar-06	Golden Harp Resources Inc.	staked
1239331	2	MACMURCHY	2007-Mar-06	2000-Mar-06	Golden Harp Resources Inc.	staked
1239332	1	MACMURCHY	2007-Mar-29	2000-Mar-29	Golden Harp Resources Inc.	staked
1239333	8	MACMURCHY	2007-Mar-29	2000-Mar-29	Golden Harp Resources Inc.	staked
1240182	2	MACMURCHY	2007-Apr-17	2000-Apr-17	Golden Harp Resources Inc.	staked
1242396	8	MACMURCHY	2007-Feb-05	2001-Feb-05	Golden Harp Resources Inc.	staked
1242397	2	MACMURCHY	2007-Feb-05	2001-Feb-05	Golden Harp Resources Inc.	staked
3001886	3	MACMURCHY	2007-May-08	2002-May-08	Golden Harp Resources Inc.	staked
3014503	2	MACMURCHY	2007-Aug-30	2004-Aug-30	Golden Harp Resources Inc.	staked
4203926	15	MACMURCHY	2007-Mar-31	2005-Mar-31	Golden Harp Resources Inc.	staked
4203927	10	MACMURCHY	2007-Mar-31	2005-Mar-31	Golden Harp Resources Inc.	Strike Option	2%
4206250	13	MACMURCHY	2007-Mar-31	2005-Mar-31	Golden Harp Resources Inc.	staked
4206251	9	MACMURCHY	2007-Apr-13	2005-Apr-13	Golden Harp Resources Inc.	staked
4206252	13	MACMURCHY	2007-Mar-31	2005-Mar-31	Golden Harp Resources Inc.	staked
4206253	16	MACMURCHY	2007-Mar-31	2005-Mar-31	Golden Harp Resources Inc.	staked
4206254	1	MACMURCHY	2007-Mar-31	2005-Mar-31	Golden Harp Resources Inc.	Mullen-Londry Option	2%
4206255	1	MACMURCHY	2007-Mar-31	2005-Mar-31	Golden Harp Resources Inc.	Mullen-Londry Option	2%
4206256	1	MACMURCHY	2007-Mar-31	2005-Mar-31	Golden Harp Resources Inc.	Mullen-Londry Option	2%
4206257	16	MACMURCHY	2007-Mar-31	2005-Mar-31	Golden Harp Resources Inc.	McKinnon et al. opt.	2%
4206258	6	MACMURCHY	2007-Mar-31	2005-Mar-31	Golden Harp Resources Inc.	McKinnon et al. opt.	2%
4207075	1	MACMURCHY	2008-Feb-23	2006-Feb-23	Golden Harp Resources Inc.	McKinnon et al. opt.	2%
4208277	3	MACMURCHY	2008-Aug-17	2006-Aug-17	Golden Harp Resources Inc.	Skead option	2%
4208278	12	MACMURCHY	2008-Sep-26	2006-Sep-26	Golden Harp Resources Inc.	Cyprus Option	2%
4208280	6	MACMURCHY	2008-Sep-26	2006-Sep-26	Golden Harp Resources Inc.	staked
4208283	4	MACMURCHY	2008-Apr-06	2006-Apr-06	Golden Harp Resources Inc.	staked
4208284	2	MACMURCHY	2008-Apr-06	2006-Apr-06	Golden Harp Resources Inc.	staked
4208293	15	MACMURCHY	2008-Apr-13	2006-Apr-13	Golden Harp Resources Inc.	staked
4208294	16	MACMURCHY	2008-Apr-13	2006-Apr-13	Golden Harp Resources Inc.	staked
4208296	11	MACMURCHY	2008-Apr-13	2006-Apr-13	Golden Harp Resources Inc.	staked
4208297	16	MACMURCHY	2008-Apr-13	2006-Apr-13	Golden Harp Resources Inc.	staked
4208298	12	MACMURCHY	2008-Apr-13	2006-Apr-13	Golden Harp Resources Inc.	staked
4208299	1	MACMURCHY	2008-Apr-13	2006-Apr-13	Golden Harp Resources Inc.	staked

4208300	3	MACMURCHY	2008-Apr-13	2006-Apr-13	Golden Harp Resources Inc.	Mullen-Londry Option	2%
4208301	4	MACMURCHY	2008-Apr-13	2006-Apr-13	Golden Harp Resources Inc.	staked
4209657	16	MACMURCHY	2008-Feb-23	2006-Feb-23	Golden Harp Resources Inc.	McKinnon et al. opt.	2%
4209658	10	MACMURCHY	2008-Feb-23	2006-Feb-23	Golden Harp Resources Inc.	McKinnon et al. opt.	2%
4209659	1	MACMURCHY	2008-Apr-06	2006-Apr-06	Golden Harp Resources Inc.	staked
4209686	9	MACMURCHY	2008-Apr-06	2006-Apr-06	Golden Harp Resources Inc.	staked
4209687	12	MACMURCHY	2008-Apr-11	2006-Apr-11	Golden Harp Resources Inc.	staked
4209688	16	MACMURCHY	2008-Apr-06	2006-Apr-06	Golden Harp Resources Inc.	staked
4209689	2	MACMURCHY	2008-Apr-06	2006-Apr-06	Golden Harp Resources Inc.	staked
1094977	1	NATAL	2007-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1094978	1	NATAL	2007-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1094979	1	NATAL	2007-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1094980	1	NATAL	2007-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1094981	1	NATAL	2007-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1094982	1	NATAL	2007-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1094983	1	NATAL	2006-Oct-12	1990-Oct-12	Golden Harp Resources Inc.	staked
1094984	1	NATAL	2006-Oct-12	1990-Oct-12	Golden Harp Resources Inc.	staked
1094985	1	NATAL	2006-Oct-12	1990-Oct-12	Golden Harp Resources Inc.	staked
1094986	1	NATAL	2006-Oct-12	1990-Oct-12	Golden Harp Resources Inc.	staked
1131023	1	NATAL	2007-Jan-08	1991-Jan-08	Golden Harp Resources Inc.	Cross Lake Option
1131024	1	NATAL	2007-Jan-08	1991-Jan-08	Golden Harp Resources Inc.	Cross Lake Option
1131025	1	NATAL	2007-Jan-08	1991-Jan-08	Golden Harp Resources Inc.	Cross Lake Option
1131026	1	NATAL	2007-Jan-08	1991-Jan-08	Golden Harp Resources Inc.	Cross Lake Option
1131027	1	NATAL	2007-Jan-08	1991-Jan-08	Golden Harp Resources Inc.	Cross Lake Option
1131028	1	NATAL	2007-Jan-08	1991-Jan-08	Golden Harp Resources Inc.	Cross Lake Option
1131029	1	NATAL	2007-Jan-08	1991-Jan-08	Golden Harp Resources Inc.	Cross Lake Option
1131033	1	NATAL	2007-Jan-08	1991-Jan-08	Golden Harp Resources Inc.	Cross Lake Option
1131039	1	NATAL	2007-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1131040	1	NATAL	2007-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1131047	1	NATAL	2007-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1131072	1	NATAL	2007-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1131079	1	NATAL	2007-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1133929	1	NATAL	2007-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1133930	1	NATAL	2007-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1133931	1	NATAL	2007-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1133932	1	NATAL	2007-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1133933	1	NATAL	2007-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked

1133934	1	NATAL	2007-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1133935	1	NATAL	2007-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1133936	1	NATAL	2007-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1133937	1	NATAL	2007-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1133938	1	NATAL	2007-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1134039	1	NATAL	2007-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1134040	1	NATAL	2007-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1134041	1	NATAL	2007-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1134042	1	NATAL	2007-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1134043	1	NATAL	2007-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1134044	1	NATAL	2007-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1134045	1	NATAL	2007-Aug-31	1990-Aug-31	Golden Harp Resources Inc.	staked
1134046	1	NATAL	2007-Aug-31	1990-Aug-31	Golden Harp Resources Inc.	staked
1134047	1	NATAL	2006-Oct-12	1990-Oct-12	Golden Harp Resources Inc.	staked
1134048	1	NATAL	2006-Oct-12	1990-Oct-12	Golden Harp Resources Inc.	staked
1189056	1	NATAL	2007-Mar-27	1992-Mar-27	Golden Harp Resources Inc.	David Jones Option	2%
1189829	1	NATAL	2007-Jan-15	1992-Jun-26	Golden Harp Resources Inc.	staked
1189830	1	NATAL	2007-Jan-15	1992-Jun-26	Golden Harp Resources Inc.	staked
1193300	16	NATAL	2006-Dec-21	1993-Dec-21	Golden Harp Resources Inc.	David Jones Option	2%
1193301	12	NATAL	2007-Jan-17	1994-Jan-17	Golden Harp Resources Inc.	David Jones Option	2%
1193302	3	NATAL	2007-Jan-17	1994-Jan-17	Golden Harp Resources Inc.	David Jones Option	2%
1193304	2	NATAL	2007-Jan-17	1994-Jan-17	Golden Harp Resources Inc.	David Jones Option	2%
1193322	8	NATAL	2007-Jan-25	1994-Jan-25	Golden Harp Resources Inc.	David Jones Option	2%
1193323	1	NATAL	2007-Jan-25	1994-Jan-25	Golden Harp Resources Inc.	David Jones Option	2%
1193324	1	NATAL	2007-Jan-25	1994-Jan-25	Golden Harp Resources Inc.	David Jones Option	2%
1202484	15	NATAL	2007-Feb-21	1994-Feb-21	Golden Harp Resources Inc.	Kosy - Harr Option II	2%
1239226	10	NATAL	2007-Mar-08	2000-Mar-08	Golden Harp Resources Inc.	staked
1239228	16	NATAL	2007-Mar-17	2000-Mar-17	Golden Harp Resources Inc.	staked
1239325	16	NATAL	2007-Mar-17	2000-Mar-17	Golden Harp Resources Inc.	staked
4202614	1	NATAL	2008-Oct-20	2006-Oct-20	Golden Harp Resources Inc.	staked
4202615	4	NATAL	2008-Oct-20	2006-Oct-20	Golden Harp Resources Inc.	staked
4208288	12	NATAL	2008-Apr-13	2006-Apr-13	Golden Harp Resources Inc.	staked
496696	1	NATAL	2008-Jun-01	1978-Jan-31	Golden Harp Resources Inc.	staked
1145916	1	TYRRELL	2007-Apr-03	1990-Apr-03	Golden Harp Resources Inc.	Cyprus Option	2%
1146422	1	TYRRELL	2007-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Cyprus Option	2%
1179361	4	TYRRELL	2007-Sep-08	1992-Sep-08	Golden Harp Resources Inc.	Mullen-Londry option	2%
1190913	2	TYRRELL	2007-Jan-18	1992-Sep-08	Golden Harp Resources Inc.	Mullen-Londry option	2%

1190914	1	TYRRELL	2007-Jan-18	1992-Sep-08	Golden Harp Resources Inc.	Mullen-Londry option	2%
1193848	1	TYRRELL	2008-Sep-18	1996-Sep-18	Golden Harp Resources Inc.	Mullen-Londry option	2%
1202771	7	TYRRELL	2007-Apr-06	1998-Apr-06	Golden Harp Resources Inc.	LaCarte/MacCallum	2%
1219994	1	TYRRELL	2007-Jan-18	1996-Sep-18	Golden Harp Resources Inc.	Mullen-Londry option	2%
1219995	1	TYRRELL	2008-Sep-18	1996-Sep-18	Golden Harp Resources Inc.	Mullen-Londry option	2%
1239334	3	TYRRELL	2007-Mar-29	2000-Mar-29	Golden Harp Resources Inc.	staked
1239335	6	TYRRELL	2007-Apr-10	2000-Apr-10	Golden Harp Resources Inc.	staked
4208286	1	TYRRELL	2008-Apr-13	2006-Apr-13	Golden Harp Resources Inc.	Cyprus Option	2%
4208287	2	TYRRELL	2008-Apr-13	2006-Apr-13	Golden Harp Resources Inc.	Cyprus Option	2%
4208289	2	TYRRELL	2008-May-10	2006-May-10	Golden Harp Resources Inc.	Mullen-Londry option	2%
MR 341433	1	MacMurchy	Leased claim		Golden Harp Resources Inc.	Decker Lease
MR 36374	1	MacMurchy	Leased claim		Golden Harp Resources Inc.	Brunet Lease
MR 36375	1	MacMurchy	Leased claim		Golden Harp Resources Inc.	Brunet Lease
MR 36376	1	MacMurchy	Leased claim		Golden Harp Resources Inc.	Brunet Lease
MR 36377	1	MacMurchy	Leased claim		Golden Harp Resources Inc.	Brunet Lease
MR 36378	1	MacMurchy	Leased claim		Golden Harp Resources Inc.	Brunet Lease
MR 36379	1	MacMurchy	Leased claim		Golden Harp Resources Inc.	Brunet Lease
MR 44471	1	MacMurchy	Leased claim		Golden Harp Resources Inc.	Brunet Lease
MR 44474	1	MacMurchy	Leased claim		Golden Harp Resources Inc.	Brunet Lease
MR 44477	1	MacMurchy	Leased claim		Golden Harp Resources Inc.	Brunet Lease
MR 37624	1	Knight	2023-Nov-01		Golden Harp Resources Inc.	Decker Lease	2%
MR 37625	1	Knight	2023-Nov-01		Golden Harp Resources Inc.	Decker Lease	2%
MR 37626	1	Knight	2023-Nov-01		Golden Harp Resources Inc.	Decker Lease	2%
MR 37627	1	Knight	2023-Nov-01		Golden Harp Resources Inc.	Decker Lease	2%
MR 37628	1	Knight	2023-Nov-01		Golden Harp Resources Inc.	Decker Lease	2%
MR 37629	1	Knight	2023-Nov-01		Golden Harp Resources Inc.	Decker Lease	2%
MR 37908	1	Knight	2023-Nov-01		Golden Harp Resources Inc.	Decker Lease	2%
MR 37909	1	Knight	2023-Nov-01		Golden Harp Resources Inc.	Decker Lease	2%
MR 37910	1	Knight	2023-Nov-01		Golden Harp Resources Inc.	Decker Lease	2%
MR 37911	1	Knight	2023-Nov-01		Golden Harp Resources Inc.	Decker Lease	2%
Total	848

Nor Property, Yukon Territory, Canada (Copper, Gold, Uranium)

The Nor Property is located on the east flank of the Richardson Mountains, about 65 km east of the Dempster Highway and 250km north of Dawson City, Yukon Territory.  The property exhibits some similarities to the Olympic Dam Geology Model in Australia, including some similarities in geology, presence of anomalous uranium, copper, gold and rare earth elements and very large magnetic and gravity anomalies.  The property has not previously been explored as a uranium target.

The Nor Property is comprised of 448 claims covering 23,127 acres (9,363 hectares) and is an iron oxide/copper/gold (IOCG) target. The property is associated with a large gravity and magnetic anomaly with the Nor heterolithic hematite-rich diatreme breccia outlined along an 8km strike. The Nor Property is underlain by Proterozoic rocks of the Wernecke Supergroup that have been intruded by a heterolithic, hematite- rich diatreme breccia. The property is located on the east side of the Richardson Mountains in an area that is transacted by the Richardson Fault array. These faults are part of a major rift system that became active during Proterozoic time and has remained active since that time during the development of the Cordillera. The exposure of Proterozoic rocks is a faulted-bounded outlier that is surrounded by Paleozoic sedimentary rocks that dip gently away to the east and west from the Nor Property.

International KRL acquired the right to earn a 100% interest subject to a 2% NSR by an option agreement signed in October, 2004.  The terms of the option are detailed in note 4(b) in the financial statements.  Since signing the option, the Company has staked additional ground contiguous to, and in the vicinity of, the property.

Yukon Territory
Mining Districts
NOR PROPERTY
DAWSON MINING DISTRICT
MAYO MINING DISTRICT
WHITEHORSE MINING DISTRICT
WATSON LAKE MINING DISTRICT
SCALE
0
100
200
300 Km

**FIGURE 2-1 NOR PROPERTY, LOCATION MAP**

Page 2 - 3

Nor Property Claim Map

In 2005 International KRL Resources Corp. carried out a geophysics and geochemical sampling program. The aeromagnetic helicopter survey was flown by McPhar Geosurveys Ltd. (McPhar) using a high-sensitivity caesium magnetometer. The magnetometer bird was flown at a nominal height of 45m. The survey totalled 1155 km on 155 flight lines (100 m spacing), plus 123 km on 8 tie lines (1 km spacing). The flight lies were flown at an azimuth of 65o and the perpendicular tie lines at 155o. The data were field processed by McPhar then forwarded to their Newmarket office for final levelling and filtering.

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

The Company also completed a geochemical soil survey and an induced polarization and gravity surveys on the property.  Over 1,100 soil samples were collected for analysis from a surveyed grid on the property this year. Soil samples were collected at 50 m intervals along survey lines spaced at 400 m and 200 m apart. Geochemical analyses for 36 elements were conducted by Acme Analytical Labs in Vancouver.  Sampling was conducted by a crew from Ryanwood Exploration under the direction of Mark Terry, the on-site company geologist.  The Qualified Person for the program is Michael H. Sanguinetti, P. Eng.

Initial evaluation of the geochemical results indicated coincident copper and uranium anomalies extending intermittently along 8.5 km over the surveyed length of the property.  In addition, coincident rare earth element (REE) anomalies were identified along the anomalous copper-uranium trend.

The geophysical work was conducted by Aurora field crews under the guidance of M. A. Power, P. Geoph., a Qualified Person for the geophysical program. The gravity survey, collected from 79 stations, determined that there is a steep gradient from west to east across the axis of the Proterozoic sediments. A total of 50.5 line km of induced polarization (IP) was conducted over the whole property on surveyed grid lines 400 m apart.

Evaluation of the induced polarization survey results indicated conductivity and resistivity anomalies coincident with copper and uranium geochemical anomalies. In the vicinity of L 2400N/2900E is a flat lying conductive zone within a larger resistivity low and coincident with an 800 m x 800 m 2 mGal gravity anomaly.  When compared with the geological mapping these geophysical anomalies align with a significant area (650 x 400m) of potassic feldspar alteration.  In addition, a coincident lanthanum (a rare earth element), copper and uranium soil anomaly occurs within this trend.  Other significant resistivity and chargeability anomalies elsewhere on the grid are reported from the survey, many of which warrant drill testing.

Targets for the diamond drilling program for the 2006 field season were selected from the coincident geophysical, geochemical and geological anomalies.

43-101 Report on Nor Property

The Company filed with the B.C. Securities Commission an independent NI 43-101 compliant, technical report on the Nor Property.  The author of the report is Peter T. George, P. Geo., a consulting geologist based in Ontario. The property is in a geological setting with striking similarities to the Gawlor Craton of South Australia, where the world-class Olympic Dam copper-uranium-gold-rare earth element deposit is located.

The report by Mr. George reviews results of the 2005 geophysical, geological mapping and geochemical sampling work and proposes an aggressive exploration program for the 2006 season.  He states that the 2005 airborne geophysical surveys indicate that the NOR heterolithic hematite-rich diatreme breccia, which outcrops at the north end of NOR ridge, continues to the south for a total strike distance of approximately 8 kilometres.  The size of this breccia target is similar to the size of the Olympic Dam copper-gold-uranium deposit. The 2005 soil geochemical program outlines anomalous areas of copper, uranium, gold and lanthanum (rare earth) which typify the system of the Olympic Dam-type mineralization.  Historical (1978 – 1980) results from early work at NOR by Getty Minerals returned samples of up to 4% U and 0.6% Cu.

Based on the results of both historical work and the 2005 exploration data, Mr. George compares the primary characteristics of the NOR and the Olympic Dam deposit, and concludes that the NOR Property warrants an intensive exploration program to test the potential for a large Olympic Dam-type body.  He recommends an initial 15,000 m drilling program at depths of up to 1500 feet below surface along the 8 km trend of the NOR ridge.  The estimated budget for this proposed 2006 exploration is $3.3 million.

This NI 43-101 compliant Evaluation Report on the NOR Property is available for viewing on SEDAR.  The Qualified Person for the NOR Project was Michael Sanguinetti, (P.Eng.)

Nor Property Diamond Drilling

Subsequent to year end, the Company drilled nine holes, representing just over 1,600 m or 10% of the 15,000-m diamond drill program originally planned. International KRL Resources Corp. shipped over 1200 samples of core to Acme for multi-element analysis. Highlights of the program include Hole 009-06 which intersected 20 m of 0.25% Cu (including 7 m of 0.32% Cu) and Hole 005-06 which intersected 2 m of 0.9% Cu (including 1 m of 1.6% Cu) and 5 m of 0.6% Cu (including 3 m of 0.7% Cu).  Out of the nine holes that were drilled, copper mineralization was intersected in four. Results are provided below. The priority uranium targets will be tested in the 2007 season.

Nor Diamond Drill Results 2006

HOLE_NO	FROM (M)	From	TO (M)	To	WIDTH (M)	WIDTH	% Cu	INTERCEPTS
(Depth, m)		feet		feet		feet
NOR-001-06								No significant intercepts.
(74.06m)
NOR-002-06	14	45.9	15	49.2	1	3.3	0.21
(196.7m)	115	377.2	116	380.5	1	3.3	0.36
	120	393.6	121	396.9	1	3.3	0.11
	176	577.3	177	580.6	1	3.3	0.13
	184	603.5	190	623.2	6	19.7	0.14
NOR-003-06								No significant intercepts.
(471.65m)

NOR-004-06								No significant intercepts.
(91.40m)
NOR-005-06	109	357.5	111	364.1	2	6.6	0.9	Including 1m @ 1.6% Cu.
(259.10m)	114	373.9	126	413.3	12	39.4	0.1	Including 2m @ 0.2% Cu.
	143	469	155	508.4	12	39.4	0.2	Including 1m @ 0.5% Cu.
	161	528.1	163	534.6	2	6.6	0.2
	189	619.9	194	636.3	5	16.4	0.6	Including 3m @ 0.7% Cu.
	220	721.6	235	770.8	15	49.2	0.2	Including 4m @ 0.3% Cu.
NOR-006-06								No significant intercepts.
(199.60m)

NOR-007-06	108	354.2	109	357.5	1	3.3	0.17
(210.67m)	114	373.9	118	387	4	13.1	0.23	Including 1m @ 0.40% Cu.
	127	416.6	128	419.8	1	3.3	0.25
	134	439.5	135	442.8	1	3.3	0.11
	167	547.8	172	564.2	5	16.4	0.17	Including 1m @ 0.29% Cu.

NOR-008-06								No significant intercepts.
(104.88m)
NOR-009-06	5	16.4	25	82	20	65.6	0.25	Including 7m @ 0.32% Cu.
(87.50m)

Hole 009-06 was the most successful outcome of this exercise and was the last hole drilled in the 2006 field season. The drilling clarified the geological model further leading to a focus on the contact of the Wernecke Breccia and the Proterozoic Fairchild Lake Group Rocks. The model is analogous to the Olympic Dam where mineralization is concentrated on the contacts represented by a change of alteration.  Hole 005-06 intersected the highest grades of 0.9% Cu over 2 m (including 1.6% Cu over 1 m) and 0.6% Cu over 5 m (including 0.7% Cu over 3 m). The intersections from this hole confirmed the surface soil geochemistry results. The mineralized fraction is a very distinctive zone in the entire geologic package.

The results from the drill program showed that there is mineralization and alteration throughout the Nor  property, however, it was unable to complete the extensive drill program or comprehensive evaluation of its priority targets as a result of a shortage of experienced diamond drill crews and operational problems from aging equipment supplied by the drill contractor. Management felt it prudent to end the drill program early and preserve the capital in the treasury to apply it to next year’s program.

International KRL Resources is in the process of negotiating contracts and securing alternative drilling solutions in preparation for next season so they can continue evaluating the property. Numerous high priority targets remain to be tested.

Carswell Property, Saskatchewan – Uranium

The Carswell uranium property is located on the Carswell Dome Formation in the Athabasca Basin. On March 2, 2005 the Company granted an option to ESO Uranium Corp. (previously Essendon Solutions Inc.) to acquire a 50% interest in the property for total present and future consideration of $25,000, 200,000 shares and a commitment to expend $100,000 on exploration on the property.

In October 2005, a Megatem II airborne geophysical survey was carried out by ESO over the property. The magnetic signature of International KRL’s ground shows a central low area running NNW-SSE flanked by two higher magnetic regimes and this has some similarity to the magnetic setting for several of the Cluff Lake deposits. The magnetic low was interpreted to indicate metasedimentary rocks that may include graphitic horizons, which if faulted, can form conductive structures. Elsewhere in the Athabasca Basin, such conductors are associated with uranium deposits. Five conductors were identified by the Megatem survey within and subparallel to the central magnetic low.

1n October 2006, ESO Uranium Corp. (ESO) conducted an extensive ground geophysical exploration program in the Western Athabasca Basin which covered International KRL’s Carswell project. The Company was advised that the preliminary results of the ground geophysical horizontal loop electromagnetic survey confirmed a number of conductors that were identified on International KRL’s ground by an airborne geophysical survey conducted in October 2005.  The Compnay is currently working on a joint venture agreement for its Carswell Property.

Plan Of Operations

Source of Funds for Fiscal 2006/2007

The Company’s primary source of funds since incorporation has been through the issuance of common shares and share purchase warrants.

International KRL Resources Corp. had a working capital of $1,971,809 at 8/31/2006 and $3,712,010 at 5/31/2006. During the period the Company raised a net cash amount of $4,266,940 from private placements and the exercise of warrants and options.

Source of Funds for Fiscal 2005/2006

The Company’s primary source of funds since incorporation has been through the issuance of common shares and share purchase warrants.

The Company had working capital of $1,405,952 at 8/31/2005 and a working capital of $1,439,778 at 5/31/2005.

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

Anticipated Changes to Facilities/Employees

The Company will continue to focus the majority of its efforts on the further exploration of the Nor and Copper Hill properties. On July 5, 2006, the Company appointed Michael Hibbitts of Coquitlam B.C., to the position of Vice President, Exploration. Mr. Hibbitts is a Professional Geoscientist with over 25 years of mining and exploration experience with particular emphasis on early stage exploration and the development of deposits and geological systems. The Company has no plans to add any additional personnel.  Management anticipates that any property exploration efforts will be carried out by outside contractors.

United States vs. Foreign Sales/Assets

The Company generated no revenue during the last three years.

At 5/31/2006, 5/31/2005, 5/31/2004, and 5/31/2003, respectively: all of the Company’s assets were located in Canada.

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

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 2,608 sq. ft. at 1066 West Hastings Street, #1640, Vancouver, British Columbia, Canada V6E 3X1. The Company began occupying these facilities in July 2006. Monthly rent is $2,988.

The Company is concentrating all of its efforts in Canada. What follows is a discussion of the Company’s interests in Canada.

The Shining Tree/Copper Hill/Golden Sylvia Property

Acquisition Details

The Company owns or has the option to acquire a 100% interest in mining claims and leased claims comprising 847 contiguous units covering approximately 14,000 hectares of Provincial Crown lands. The claims were acquired either by staking or pursuant to numerous property acquisition agreements entered into by the Company since 1991. All of these claims are in good standing through 2007. The property acquisition agreements are described below:

Property Description and Location

This property is located in the Canadian province of Ontario and covers portions of the MacMurchy, Kelvin, Tyrell, Natal, Leonard and Churchill Townships. The claims are approximately 54 miles south of the city of Timmins and are within 3 miles of the junctions of the Grassy Lake Road and Canadian Highway 560.

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

Future Plans by International KRL Resources

The Company continues is seeking regulatory approval to permit the distribution of its interest in the Copper Hill Project to its shareholders, by way of a reduction of paid up share capital on a pro-rata basis, as detailed in section 4B Business Overview- Historical Corporate Development. International KRL is currently engaged in exploring the Copper Hill property. The most recent work involved a soil sampling program.

Nor Property, Yukon Territory (Copper,Gold,Uranium)

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

Cash consideration:

(i)

$7,500 paid within 5 days of agreement (paid);

(ii)

a further $20,000 paid on June 1, 2005 (paid);

(iii)

a further $30,000 to be paid on December 1, 2005 (paid);

(iv)

a further $40,000 to be paid on December 1, 2006;

(v)

a further $50,000 to be paid December 1, 2007; and

(vi)

a further $60,000 to be paid December 1, 2008.

If at any time the shares of the Company trade, for 10 days, at $1 or more, all further cash payments will be deemed to have been satisfied.

Share consideration:

(i)

200,000 shares issued in December, 2004 (issued);

(ii)

a further 200,000 shares issued on December 1, 2005 (issued);

(iii)

a further 200,000 shares to be issued on December 1, 2006;

(iv)

a further 200,000 shares to be issued on December 1, 2007; and

(v)

a further 200,000 shares to be issued on December 1, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

Since signing the option, the Company has staked additional ground contiguous to, and in the vicinity of, the property. The Nor Property now comprises 448 claims.

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

Future Plans by International KRL Resources

The Issuer is currently engaged in exploratory work on the Nor Property in the Yukon. The most recent work on the Nor Property consisted of a diamond drill program. The Company plans to continue its exploration work on the Nor property and management will formulate a work program for 2007 at a later date. The Company is negotiating with several drill contractors for its 2007 diamond drill program to continue its geological evaluation of the project.

Carswell Property, Saskatchewan - Uranium

Acquisition Details

International KRL Resources Corp. staked the property in October 2004. On March 2, 2005, the Company granted an option to ESO Uranium Corp. (formerly Essendon Solutions Inc.) to acquire 50% of its interest in the Carswell Property. In order to exercise the option, ESO must pay International KRL a total of $25,000 cash, issue a total of 200,000 shares and expend a total of $100,000 on exploration as follows:

(i)

$25,000 paid on or before March 19, 2005 (received);

(ii)

100,000 shares issued on or before March 19, 2005 (received);

(iii)

50,000 shares issued on or before March 14, 2006 (received);

(iv)

50,000 shares to be issued on or before March 14, 2007;

(v)

$25,000 expended on exploration before March 14, 2006 (expended);

(vi)

a further $25,000 to be expended on exploration before March 14, 2007;

(vii)

a further $25,000 to be expended on exploration before March 14, 2008; and

(viii) a further $25,000 to be expended on exploration before March 14, 2009.

Property Description and Location

This property is located in the Canadian province of Saskatchewan. It is located in the uranium-rich Athabasca Basin and covers 2,425.5 hectares. The KRL claim in the Cluff Structure, also known as the Carswell Dome, are flanked by claims of Titan Uranium Corp. to the south and east, Hathor Exploration Ltd. to the north and on the west side by the mining licenses of the past-producing Cluff Lake Mine. The mine is reported to have produced over 60 million pounds of uranium. The mine also recovered by-product gold in the last years of operation.

Local Resources, Infrastructure and Physiography

The property is accessible via a gravel road- Cluff Lake Mine Road, which serviced the Cluff Lake Mine. The Cluff Lake Mine road is off Highway 155.

Topography in this area is fairly flat, and the climate is typical of Northern Canada, in that it is very cold (-50oC) in the winter and relatively warm in the summers (+30oC). The precipitation is high/moderate.

Future Plans by International KRL Resources

The Company is currently working on a joint venture agreement.

Bear River Property

Exploration work to date shows gold and silver mineralization hosted in epithermal quartz veins as well as gold with massive sulphides in altered volcanics. The mineralization comprises several assemblages that occur in quartz (carbonate) veins, breccia vein stockworks and breccia zones hosted in intrusive bodies. The principle target is the Hill Top Zone, covering an area of 500 m x 300 m. The geology consists mainly of silicified and pyritized volcanic sedimentary and intrusive rocks. The IP survey confirmed the presence of sulphides in a large silicified area. A soil-sampling program confirmed the IP results.

Acquisition Details

International KRL Resources Corp. owns a 100% interest in the property subject to NSR.

INTERNATIONAL KRL RESOURCES CORP. - BEAR RIVER PROJECT
Claim	Mining	Tenure	Date	Units	Tag	Expiry	Registered
Name	Division	Number	Staked		Number	Date	Owner

Dunwell 4 Fr.	Skeena	251711	9-Mar-1987	1	Lot Table	5-Mar-2007	Seamus Young
M.M. #100	Skeena	250741	11-Jul-1979	18	24607	5-Mar-2007	Seamus Young
Old John	Skeena	396916	26-Sep-2002	12	226156	26-Sep-2007	Seamus Young
				31

Property Description and Location

The Bear River property consists of three claims, representing 31 claim units covering 775 hectares. The property is on the east side of the Bear River.

Local Resources, Infrastructure and Physiography

The Bear River property is accessible by road via Highway 37A. The topography in this area is generally mountainous. The climate is again typical of Canadian north, very cold (-50oC) in the winter and relatively warm in the summers (+30oC). The precipitation is high/moderate.

Future Plans by International KRL Resources

The Company carried out a limited diamond drill program of 14 holes in 1992 (1,847 m over a 450 m by 300 m area east of the Hill Top zone). Highlights from the program included Hole MM-13, 3 m at 2.61 g/t gold and 87 m with 1.94 g/t gold. Hole MM-1 intersected 29.50 m at 0.54 g/t gold. All the drill holes assayed anomalous copper.

International KRL Resources is seeking a strategic partner to accelerate its exploration programs on the Bear River Property.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 5/31/2006, 5/31/2005, 5/31/2004, and 5/31/2003 should be read in conjunction with the financial statements of the Company and the notes thereto.

Overview for 5/31/2006

During the period, the Company raised a net cash amount of $4,266,940 from private placements and the exercise of warrants and options.  An amount of $1,506,508 was spent on mineral interests.  Administration expenses amounted to $826,242, including stock based compensation of $320,864 but excluding financing fees of $244,777.

 SELECTED ANNUAL INFORMATION (expressed in Canadian dollars)

	May 31, 2006	May 31, 2005 Restated	May 31, 2004 Restated
Net income (loss)	(187,656)	(609,027)	(424,673)
Net income (loss) per share (basic and diluted)	-	(0.02)	(0.02)
Total assets	9,467,561	5,569,509	3,755,045

International KRL does not generate revenues as a mineral exploration company. It is the increased exploration activity, which generates increased losses. This is standard to the nature of the exploration business. Other losses can be caused by write-downs or write-offs of assets, which do not follow a trend. The Company’s success in the past year in the raising of capital enabled the Company to increase its exploration activity, build its team and pursue more business development activities, which combined have resulted in a higher loss figure. The decrease in net loss from prior year stems from the combination of the future income tax recovery of $958,536 due to the renunciation of flow-through shares net of future income tax expense of $418,000. There was a gain on the sale of marketable securities and the proceeds from the interest income generated by placing the proceeds of the financing activities into short-term guaranteed investment certificates.

RESULTS OF OPERATIONS

The Company has a future income tax recovery of $540,536 due to the renunciation of flow-through shares. The net loss in the current period before other (income) expense was $826,242 compared to $655,112 in the prior year reflecting an increase of $171,130.  This increase is due mainly to promotion and travel, which increased from $82,156 to $174,582, an increase of $94,426 mainly due to increased efforts to raise the profile of the Company. In general, administrative expenses reflect the normal corporate business cycle.  Line item increases/decreases in costs relate to the Company’s additional efforts to provide greater administrative support to management’s ongoing efforts to seek new properties, monitor exploration expenditures, and increase shareholder value.

•

Administration salaries increased by $19,294 and management fees increased by $12,900 due to an increase in staff and providing competitive salaries to attract experienced and qualified personnel.

•

Office expenses increased by $24,266 mainly due to increased costs of the new premises required to accommodate the growth in staff.

•

Professional fees increased by $28,555 due to an under provision of costs relating to the previous years auditor’s fees and increase in contracts surrounding the spin off of Golden Harp Resources Inc.

•

Promotion and travel increased by $94,426 due to increased efforts to raise the profile of the Company by attending additional investment conferences, advertising and activities surrounding the financing initiatives.

SUMMARY OF QUARTERLY RESULTS

(Restated – See note 13 to the audited consolidated financial statements for the twelve months ended May 31, 2006)

	May 31, 2006	Feb 28, 2006	Nov 30, 2005	Aug 31, 2005	May 31, 2005	Feb. 28, 2005	Nov 30, 2004	Aug 31, 2004
Net income (loss)	580,532	(436,621)	(97,597)	(233,970)	(322,651)	(101,255)	(88,291)	(96,830)
Net income (loss) per share (Basic and diluted)	0.013	(0.009)	(0.003)	(0.006)	(0.013)	(0.004)	(0.004)	(0.004)

For each of the above periods, the Company had no income except for the last period where a tax recovery changed the loss to income. Net loss and loss before discontinued operations and extraordinary items are as indicated above, for all periods. Net loss per share was realized on a basic and diluted basis for all periods.

LIQUIDITY

As at May 31, 2006, the Company had working capital totaling $3,712,010.  These funds should be sufficient for the Company to meet its working capital needs and property payment commitments in the coming year and to carry out a significant amount of exploration.  Nonetheless, in the long term, as the Company has no regular source of revenue, it will be continuing to seek new equity capital, through private placements or public offerings.

During the period, net cash used in operating activities was $556,196, net cash used in investing activities was $2,294,866 and net cash provided by financing activities was $4,192,657. This resulted in a net increase in cash of $1,341,595 from the Company’s cash position for the year.

CHANGES IN FINANCIAL POSITION

Significant changes in the Company’s financial position are as follow:

The cash increase in mineral interests of $1,506,508 reflect mainly the exploration expenditures and acquisition costs of $275,137 incurred at Copper Hill, Ontario and $1,256,203 incurred at the Nor Property, Yukon.

The increase in share capital of $3,468,519 was due to private placement financings and the exercise of warrants and options, details of which are listed in Note 6 accompanying the consolidated financial statements.

The increase in contributed surplus of $166,466 represents the fair value of stock options granted during the period to directors, consultants and brokers, net of cancellations/forfeited and exercised.  Details are outlined in Note 9 accompanying the consolidated financial statements.

Overview for 5/31/2005

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

SELECTED ANNUAL INFORMATION (expressed in Canadian dollars)

	May 31, 2005	May 31, 2004	May 31, 2003
	Restated	Restated
Net loss	(609,027)	(424,673)	(410,918)
Net loss per share	(0.02)	(0.02)	(0.04)
Total assets	5,569,509	3,755,045	2,709,503

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

Results of Operations

Fiscal Year 2005 Ended 5/31/2005 vs Fiscal Year 2004 Ended 5/31/2004

Net loss in the current year was $609,027 (restated) compared to $424,673 (restated) in the prior year.  Most office expense categories increased due to increased activity by the Company however other categories benefited from increased sharing of costs by Logan Resources Ltd.  Significant line item changes were as follows:

•

Professional fees dropped from $94,797 to $29,470 due to a combination of factors including extra accounting needed for the Company's registration with the SEC in the prior year, Canaccord financing legal costs in the prior year of $20,000 and a $12,000 reversal in the current year of prior year legal fees recorded in error.

•

Administration salaries were up from $48,597 to $80,155 due to the hiring on a shared basis of additional office staff.

•

Share issuance costs were up from $95,421 to $250,404 due mainly to the increase in capital raised from $1.5 million in 2004 to $2.2 million in 2005 and a more rigorous categorization of financing direct legal and broker legal costs to financing.

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

SUMMARY OF QUARTERLY RESULTS

	May 31, 2005	Feb. 28, 2005	Nov 30, 2004	Aug 31, 2004	May 31, 2004	Feb 29, 2004	Nov 30, 2003	Aug 31, 2003
Net loss	(322,651)	(101,255)	(88,291)	(96,830)	(150,820)	(162,766)	(149,450)	(57,059)
Net loss per share	(0.013)	(0.004)	(0.004)	(0.004)	(0.007)	(0.009)	(0.007)	(0.004)

For each of the above periods, the Company had no revenue.   Net loss and loss before discontinued operations and extraordinary items was the same for all periods. Net loss per share was the same on a basic and diluted basis for all periods.

Loss in the last quarter was exceptionally high due to $309,607 of non-cash stock based compensation.

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

SELECTED ANNUAL INFORMATION (expressed in Canadian dollars)

	May 31, 2004	May 31, 2003	May 31, 2002
	Restated $	$	$
Net loss	(424,673)	(410,918)	(149,972)
Net loss per share	(0.02)	(0.04)	(0.02)
Total assets	3,755,045	2,753,003	2,045,068

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

Recent Accounting Pronouncements Applicable to Us

On December 16, 2004, the FASB issued Statements of Financial Accounting Standards (“SFAS”) 123(R), “Share-Based Payment,” which is a revision of SFAS 123, “Accounting for Stock-Based Compensation.” SFAS 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS 95, “Statement of Cash Flows.” SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Pro forma disclosure in the footnotes to financial statements is no longer an alternative. SFAS 123(R) permits public companies to adopt its requirements using one of two methods. The “modified prospective” method recognizes compensation expense based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date, and based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. The “modified retrospective” method includes the requirements of the modified prospective method described above, but also permits entities to restate their historical financial statements based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either for all prior periods presented, or for prior interim periods of the year of adoption. As of April 1, 2006, the Company adopted the “modified prospective” method under SFAS 123(R).  As a result of adopting SFAS 123(R) there are no differences between US and Canadian GAAP.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets – An Amendment of APB 29”.  This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanges with certain exceptions.  SFAS No. 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005.

In May 2005, the FASB issued SFAS No. 154, “Accounting for Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3”. Under the provisions of SFAS No. 154, a voluntary change in accounting principle requires retrospective application to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. A change in depreciation, amortization, or depletion method for long-lived, non-financial assets must be accounted for as a change in accounting estimate affected by a change in accounting principle. The guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate was not changed. The Company will implement this new standard beginning January 1, 2006. This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”, to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006.  This adoption of this statement is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In April 2005, the Accounting Standards Board issued CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, along with two companion standards, Section 1530, Comprehensive Income, and Section 3865, Hedges.  These sections will be effective for the Company’s fiscal year starting April 1, 2007.  The Company does not expect that these changes will have a material impact on the Company’s reconciliation with U.S. GAAP.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

11/22/2006

______________________________________________________________________________

______________________________________________________________________________

                                                                       Date of

                                                                         First

                                                                   Election or

Name                          Position             Age             Appointment

------------------------------------------------------------------------------

Seamus Young (3)(6)	President/Director	66	May 1991
Mike Muzylowski (1)	Director	71	November 1990
F. Charles Vickers (1)(2)	Director	57	July 2005
Clifford H. Frame (5)	Director	73	August 2005
Judith T. Mazvihwa (1)(3)(4)	Director	32	November 2003

(1)  Member of Audit Committee.

(2)  Resident/Citizen of Texas, US.

(3)  Resident/Citizen of British Columbia, Canada.

(4)  She spends about half of her time on the affairs of the Company.

(5)  Resident/Citizen of Ontario, Canada

(6)  He spends about half of his time on the affairs of the Company.

______________________________________________________________________________

______________________________________________________________________________

Clifford H. Frame is a professional engineer with over 40 years of experience in all aspects of resource project development, acquisition, marketing, financing, operations and production. Widely recognized for his achievements in the resource industry, he has overseen several major mine developments in Canada, Australia and Indonesia. Mr. Frame has outstanding industry experience, leadership and communication skills, which have earned him extensive international mining contacts and well-established relationships with government, financial and investor groups. He has a strong background in all aspects of mine exploration, development and operation.

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

Judith T. Mazvihwa is a mining geologist with ten years geology and management experience. She is currently earning a MBA and CMA designation through Simon Fraser University School of Business. From December 1996 to April 1997, she was a geologist with Prospecting Ventures Ltd.; from June 1997 to September 1999, she was Mining Geologist Section Head with Casmyn Mining Zimbabwe (Pvt) Ltd.; from March 2002 to April 2002, she was a geologist with Cumberland Resources Ltd.; and from April 2002 to November 2002, she was a geologist with Northgate Exploration Ltd.  Since December 2002, she was Officer Manager with International KRL Resources Corp. and since December 2003, she has been a CFO and Director of International KRL Resources Corp., a mineral exploration company publicly traded on the TSX Venture Exchange.

Seamus Young has over forty years experience in the mineral exploration business, running both public and private companies. He has a proven record of acquiring prospective projects and putting together highly skilled exploration teams to advance them. In 1966 he founded Donegal Developments Inc., one of Canada's longest running mineral exploration contracting companies. In 1983 Seamus acquired International KRL Resources Corp. and has been President and CEO since that time. Mr. Young became President and CEO of Logan Resources Ltd. in 1992. He has put together an impressive Canadian portfolio of prospective projects with discovery potential for Logan since that time.

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

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2006 ended 5/31/2006 was as follows;

	Fiscal Year 2006	Fiscal Year 2005	Fiscal Year 2004
Management Fees	$42,500	$29,600	$32,500
Supervision Fees	$47,143	$36,800	$35,100
Salary	$32,048	$28,900	$26,400

______________________________________________________________________________

______________________________________________________________________________

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

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  4,115,000 stock options were granted during Fiscal 2006.Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.  The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2007 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.  However, members of Senior Management have written contracts that contain bonus arrangements.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2005 to provide pension, retirement or similar benefits for Directors or Senior Management.

Written Management Agreements

Seamus Young has an “employment agreement” dated 2/1/2002 that stipules that he will be compensated, directly and indirectly, $5,000 per month. T-Bags Management Inc., a non-reporting company controlled by Seamus Young, entered into an agreement dated January 1, 2006 to provide management consulting services for a term of three years for the sum of $10,000 per month.  In the event of termination without cause, the Company shall pay severance equal to the number of months remaining under the term of the agreement, multiplied by the compensation rate at the date of termination.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: F. Charles Vickers, Mike Muzylowski and Judith T. Mazvihwa. The Audit Committee intends to meet at least four times during Fiscal 2007.

Due to the passing into law, of the new Business Corporations Act (British Columbia) in 2004, the Company revised its articles (attached as an exhibit). All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles.  Officers are appointed to serve at the discretion of the Board of Directors. The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

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

6.D.  Employees

As of 9/22/2006, the Company had seven employees, including the Senior Management.  As of 3/31/2005 and 3/31/2004, there were five employees on average (including the Senior Management).  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

Table No. 7 lists, as of 11/22/2006, Directors and Senior Management’s beneficial ownership in the Company's voting securities, consisting solely of common shares. It also lists the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 7

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Seamus Young	(1)912,197	1.60%
Common	Mike Muzylowski	253,800	0.50%
Common	Judith T. Mazvihwa	7,000	0.01%
Common	F. Charles Vickers	(2)1,500,000	2.60%
Common	Clifford H. Frame	(3)555,000	0.97%
Common	RAB Special Situations LP	3,900,000	6.90%
	Total Directors/Management 5% Holders	7,122,997	12.58%

(1) Includes direct and beneficial holdings

(2) 1,500,000 shares controlled and directed for Greyling Investment Inc.

(3) 500,000 shares controlled and directed for Global Uranium Corp. and 55,000 shares owned directly

# Based on 56,920,334 fully diluted shares as of 11/22/2006.

Stock Options.

Description of the Company’s Stock Option Plan:

At the Company’s annual general meeting held on November 29, 2006, shareholders approved to renew the Incentive Share Option Plan (the “Plan”) in order to provide incentive to employees, management and others who provide services to the Company to act in the best interest of the Company.

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

3.

While the Issuer’s common shares are listed on the TSX-V, the purchase price per common share for any option granted under the Plan shall not be less than the discounted market price of the Issuer’s common shares in accordance with the policies of the TSX-V. At such time as the Issuer’s common shares are listed on the Toronto Stock Exchange (the “TSX”) the purchase price per common share for any option granted under the Plan shall be not less than the fair market value in accordance with the policies of the TSX.

4.

Options granted must expire not later than a maximum of five years from the date of the grant while the Issuer’s common shares are listed on Tier 2 of the TSX-V. At such time as the Issuer’s common shares are listed on Tier 1 of the TSX-V or the TSX options granted must expire not later than a maximum of ten years from the date of grant.

5.

Options will vest at the option of the board of directors.

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

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common-voting shares subject to such options are set forth in Table No. 8 as of 11/29/2006, as well as the number of options granted to Directors and independent contractors.

Table No. 8

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

Name	Number of Common-voting Shares	Exercise Price	Grant Date	Expiration Date
Mike Muzylowski, Director	250,000	$0.25	07/08/05	07/08/07
	250,000	$0.45	01/30/2006	01/30/2008
Seamus Young, Officer/Director	200,000 250,000	$0.20 $0.25	01/16/05 07/08/05	01/16/07 07/08/07
	500,000	$0.45	01/30/06	01/30/08
Clifford H. Frame	500,000	$0.45	08/15/05	08/15/07
	500,000	$0.60	08/15/05	08/15/07
Judith T. Mazvihwa, Officer/Director	250,000	$0.25	07/08/05	07/08/07
	250,000	$0.45	01/30/2006	01/30/2008
Total Officers/Directors	2,950,000
Employees/Consultants	150,000	$0.20	01/16/05	01/16/07
	250,000	$0.50	03/03/06	03/03/08
	550,000	$0.50	04/18/06	04/18/08
	250,000	$0.45	07/05/06	07/05/08
	100,000	$0.25	09/18/06	09/18/08
Total Consultants	1,300,000
Total	4,250,000

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

______________________________________________________________________________

Name	Shares Owned 5/31/2006	Shares Owned 5/31/2005	Shares Owned 5/31/2004	Shares Owned 5/31/2003

Seamus Young	912,197	738,697	697,697	669,665
Mike Muzylowski	253,800	90,800	100,800	100,800
Judith T. Mazvihwa	7,000	175,000	Nil	Nil
F. Charles Vickers	1,500,000	Nil	Nil	Nil
Clifford Frame	555,000	Nil	Nil	Nil

_____________________________________________________________________________

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 11/29/2006, the Company’s shareholders’ list showed 56,920,334 common-voting shares outstanding and 43 registered shareholders. The Company has researched the indirect holding by depository institutions and other financial institutions and estimates that there are: 1,252 “holders of record" resident in Canada, holding 52,666,630 common-voting shares; 16 “holders of record" resident in the USA, holding 4,240,371 common-voting shares; and 33 “holders of record” in located in other parts of the world holding 13,333 common-voting shares.

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

7.A.4.  Change of Control of Company Arrangements.   No Disclosure Necessary

7.B.  Related Party Transactions

Accounting Fees

The Company paid accounting fees of $7,300 to its former auditor, Jones Richards & Company and $7,750 to Manning Elliott during Fiscal 2002 and Fiscal 2003, respectively. The aggregate fees billed by the Company’s external auditors in each of the last three fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
May 31, 2006	13,600	Nil	4,400	$600
May 31, 2005	7,900	Nil	1,200	3,700
May 31, 2004	8,500	Nil	Nil	Nil

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

Audited Financial Statements:

Fiscal Years ended 5/31/06, 5/31/05, 5/31/04

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

Table No. 9

TSX Venture Exchange

Common-voting Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

Period Ended	High (Cdn. $)	Low (Cdn. $)

Monthly:
11/30/2006	0.25	0.145
10/30/2006	0.19	0.135
09/30/2006	0.27	0.145
08/31/2006	0.29	0.225
07/31/2006	0.34	0.235
06/30/2006	0.32	0.23

Fiscal Quarters:
05/31/2006	0.45	0.25
02/29/2006	0.49	0.15
11/30/2005	0.27	0.115
08/31/2005	0.24	0.15
05/31/2005	0.255	0.125
02/28/2005	0.19	0.115
11/31/2004	0.27	0.13
08/31/2004	0.21	0.135
05/31/2004	0.32	0.145
02/29/2004	0.31	0.16

Annual (Fiscal Year):
05/31/2006	0.49	0.135
05/31/2005	0.27	0.115
05/31/2004	0.32	0.145
05/31/2003	0.32	0.08
05/31/2002	0.50	0.09

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

9.A.5.  Common Share Description

Common-voting Share Description

All of the shares are authorized common-voting shares of the Company.  Once issued, all common-voting shares rank equally as to dividends, voting powers, and participation in assets.  Holders of common-voting stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common-voting stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

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

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Business Corporations Act (British Columbia) (the ‘BCA’).  Unless the BCA or the Company's Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common-voting shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Share Purchase Warrants

Table No. 10 lists, as of 11/29/2006, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  As of 11/29/2006, the Company was aware of approximately 60 holders of its 11,651,574 share purchase warrants. These warrants were issued in conjunction with private placements and are non-transferable.

Table No. 10

Share Purchase Warrants Outstanding

______________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants

04/12/2005	1,515,834	1,515,834	$0.35	$0.75	04/12/2007
04/12/2005	2,475,000	2,475,000	$0.40	$0.80	04/12/2007
04/12/2005	166,495	166,495	$0.35	$0.75	04/12/2007
05/19/2005	950,000	950,000	$0.40	$0.80	05/19/2007
05/19/2005	11,146	11,146	$0.35	$0.75	05/19/2007
08/03/2005	650,000	650,000	$0.30		02/03/2007
08/03/2005	2,075,000	2,075,000	$0.30		02/03/2007
05/03/2006	7,125	7,125	$0.80		05/19/2007
05/16/2006	31,350	31,350	$0.80		05/19/2007
02/01/2006	95,000	95,000	$0.50		08/07/2007
08/03/2005	1,250,000	1,250,000	$0.50		08/03/2007
12/29/2005	1,180,000	1,180,000	$0.30		12/29/2007
01/31/2006	4,237,500	4,237,500	$0.30		02/01/2008
01/31/2006	991,500	971,500	$0.25		02/01/2008
02/01/2006	416,500	416,500	$0.30		02/01/2008
04/12/2005	629,681	629,681	$0.80		04/12/2007

______________________________________________________________________________

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common-voting shares trade on the TSX Venture Exchange in Canada.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 5/31/2006, 5/31/2005, 5/31/2004, and 5/31/2003, there were 100,000,000 common voting shares without par value authorized.  At these dates, there were 56,850,334, 35,345,256, 22,708,306, and 14,262,546, common voting shares without par value issued and outstanding.

During the last five years, less than 10% of the capital has been “paid for” with assets other than cash.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to Table No. 8 and Table No. 10. ---

10.A.6.  History of Share Capital

--- Refer to Item 4.A. History and Development of the Company- Financing

10.A.7.  Resolutions/Authorizations/Approvals

--- No Disclosure Necessary ---

10.B.  Notice of Articles and Articles

The Company was originally incorporated in the Province of British Columbia on July 10, 1978 and is governed under the Business Corporations Act (British Columbia) (“the BCA”).

According to the Company’s Articles, “There are no restrictions on the business of the Company.”

A Director shall disclose his interest in and not vote in respect of the approval of any contract or transaction with the Company in which he is interested, but he shall be counted in the quorum present at the meeting at which the vote is taken.

Part 8 of the Articles details the Directors’ borrowing powers. The Directors may from time to time in behalf of the Company:

(a)

Borrow money in a manner and amount, on any security, from any source and upon any terms and conditions;

(b)

Issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person;

(c)

Guarantee the repayment of money by any other person or the performance of any obligation by any other person; and

(d)

Mortgage or charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

There are no age considerations pertaining to the retirement or non-retirement of directors. The Directors may remove from office a Director who is convicted of an indictable offense.

A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the BCA, to become or act as a Director.

A Director may hold any office or place of profit with the Company in conjunction with his office of Director for such period and on such terms as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company. A Director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

Subject to provisions of the BCA, the Company shall indemnify a Director, or former Director, of the Company and the Company may indemnify a Director or former Director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them, by reason of his being or having been a Director of the Company or a director of such corporation, including any action brought by the Company or any such corporation. The Directors may cause the Company to indemnify any officer, employee or agent of the Company, or of a corporation of which the Company is or was a shareholder and his heirs and personal representatives, against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the Company or such corporation. The Company shall indemnify the Secretary and Assistant Secretary of the Company and his heirs and legal representatives against all charges, costs and expenses whatsoever incurred by them and arising out of the functions assigned to the Secretary by the BCA or the Company’s Articles. The failure of a Director or officer of the Company to comply with the provisions of the BCA or of the Articles shall not invalidate any indemnity to which he is entitled under the Articles.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

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

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the BCA.  Unless the BCA or the Company's Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

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

Under the BCA, the first annual general meeting shall be held within 18 months from the date the BCA came into force (29 March, 2004) and the following annual general meetings shall be held once in every calendar year at a time, not being more than 13 months after the holding of the last preceding annual general meeting, and at a place as the Directors shall appoint.  In default of the meeting being held, the meeting shall be called by any two members in the same manner as nearly as possible as that in which meetings are to be called by the Directors.

The Directors may, whenever they think fit, convene a general meeting.  A general meeting, if requisitioned in accordance with the BCA, shall be convened by the Directors or, if not convened by the Directors, may be convened by a group as provided in the BCA.

Not less than 21 days’ notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Article 10.4, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice has been given or not, to any person as may by law or under the Articles or other regulations of the Company entitled to receive the notice from the Company.  But the accidental omission to give notice of any meeting to, or the non-receipt of any notice, by any person shall not invalidate any proceedings at that meeting.

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

10.C.  Material Contracts

A Management Agreement with Seamus Young, dated 2/1/2002 and updated January 2006.

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

10.G.  Statement by Experts

The Company’s auditors for its financial statements for each of the preceding three years was Manning Elliott LLP, Chartered Accountants.  Manning Elliott LLP is a member of the Canadian Institute of Chartered Accountants.  The audit report for Fiscal /2006/2005/ 2004/2003 is included with the related financial statements in this Annual Report with their consent.

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

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

As of the end of the period covered by this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures.  Based on that evaluation, the CEO has concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, including the period when this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Manning Elliott LLP, independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Auditor’s Report dated September 8, 2006.

Comment by Auditor for U.S. Readers on Canada-U.S. Reporting Differences

Comment by Auditor for U.S. Readers on Canada-U.S. Reporting Differences dated September 8, 2006

Balance Sheets as at May 31, 2006 and 2005

Statements of Operations and Deficit for the Years ended May 31, 2006, 2005 and 2004

Statements of Cash Flows for the Years ended May 31, 2006, 2005 and 2004

Schedules of Deferred Exploration and Development Costs for the Years ended May 31, 2006 and 2005

Notes to the Audited Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1.  Articles of Incorporation/Bylaws as currently in effect:

      Incorporated by reference to the Annual Report and Form 6-K’s

2.  Instruments defining the rights of holders of equity or debt securities being registered.

       --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:             No Disclosure Necessary

4.  Material Contracts:

       Incorporated by reference to the Annual Report and Form 6-K’s

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

       Incorporated by reference to the Annual Report and Form 6-K’s

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

INTERNATIONAL KRL RESOURCES CORP. CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004

AUDITORS’ REPORT

To the Shareholders of

International KRL Resources Corp.

(An Exploration Stage Company)

We have audited the consolidated balance sheets of International KRL Resources Corp. (An Exploration Stage Company) as at May 31, 2006 and 2005, and the consolidated statements of operations and deficit, and cash flows for the years ended May 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended May 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

MANNING ELLIOTT LLP

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

September 8, 2006

COMMENTS BY AUDITORS ON CANADA – UNITED STATES REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’ ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated September 8, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor’s report when these are adequately disclosed in the financial statements.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when there is a restatement of prior year financial statements, such as the changes described in Note 13 to the financial statements. Our report to the shareholders is expressed in accordance with Canadian reporting standards which do not require a reference to restated financial statements of prior periods when the change is properly accounted for and adequately disclosed in the financial statements.

MANNING ELLIOTT LLP

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

September 8, 2006

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

AS AT MAY 31, 2006 AND 2005

(Expressed in Canadian Dollars)

		(Restated – Note 13)
	2006	2005
ASSETS
CURRENT ASSETS
Cash	$680,999	$74,281
Cash committed for mineral exploration	845,027	110,150
Short-term investments	2,000,000	–
Short-term investments committed for mineral exploration	–	1,200,000
Marketable securities	42,335	27,000
Amounts receivable	60,994	39,397
Prepaid expenses and deposits	143,170	26,289
Due from related parties (Note 5)	71,451	17,904

	3,843,976	1,495,021
PROPERTY AND EQUIPMENT (Note 3)	62,551	51,212
MINERAL PROPERTIES (Note 4)	5,561,034	4,023,276

	$9,467,561	$5,569,509

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$131,966	$50,140
Due to related parties (Note 5)	–	5,103

	131,966	55,243

FUTURE INCOME TAXES (Note 10)	418,000	–

	549,966	55,243

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 6)	14,439,872	10,971,353
CONTRIBUTED SURPLUS (Note 9)	536,365	369,899
SHARE SUBSCRIPTIONS RECEIVABLE	(49,000)	(5,000)
DEFICIT	(6,009,642)	(5,821,986)

	8,917,595	5,514,266

	$9,467,561	$5,569,509

NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS (Note 1)

COMMITMENTS (Notes 4 and 11)

SUBSEQUENT EVENTS (Note 12)

Approved on Behalf of the Board:

/s/ “Seamus Young”	/s/ “Judith Mazvihwa”
Seamus Young, Director	Judith Mazvihwa, Director

(The Accompanying Notes are an Integral Part of these Consolidated Financial Statements)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

		(Restated – Note 13)	(Restated – Note 13)
	2006	2005	2004

REVENUE	$–	$–	$–

EXPENSES
Administration salaries	99,449	80,155	48,597
Amortization	14,254	3,739	1,974
Impairment of mineral properties	–	18,000	–
Management fees (Note 5(a))	42,500	29,600	32,500
Office and miscellaneous	79,699	55,433	44,451
Operator management fees	–	–	(12,500)
Professional fees	58,025	29,470	94,797
Stock-based compensation	320,864	333,787	39,722
Transfer agent and filing fees	36,869	22,772	48,133
Travel and promotion	174,582	82,156	131,615

	826,242	655,112	429,289

LOSS BEFORE OTHER INCOME (EXPENSE)	(826,242)	(655,112)	(429,289)

OTHER INCOME (EXPENSE)
Gain on disposal of property and equipment	–	–	4,616
Gain on sale of marketable securities	40,070	–	–
Gain on option of mineral property	7,750	50,085	–
Impairment of marketable securities	–	(4,000)	–
Interest income	50,230	–	–

	98,050	46,085	4,616

NET LOSS BEFORE INCOME TAXES	(728,192)	(609,027)	(424,673)

INCOME TAXES
Future income tax recovery	540,536	–	–

NET LOSS FOR THE YEAR	(187,656)	(609,027)	(424,673)

DEFICIT - BEGINNING OF YEAR	(5,821,986)	(5,212,959)	(4,788,286)

DEFICIT - END OF YEAR	$(6,009,642)	$(5,821,986)	(5,212,959)

NET LOSS PER SHARE – BASIC AND DILUTED	$–	$(0.02)	(0.02)

WEIGHTED AVERAGE SHARES OUTSTANDING	44,522,000	25,696,000	17,971,000

(The Accompanying Notes are an Integral Part of these Consolidated Financial Statements)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

		(Restated – Note 13)	(Restated – Note 13)
	2006	2005	2004

OPERATING ACTIVITIES
Net loss for the year	$(187,656)	$(609,027)	$(424,673)
Items not involving cash
Amortization	14,254	3,739	1,974
Future income tax recovery	(540,536)	–	–
Gain on disposal of property and equipment	–	–	(4,616)
Gain on sale of marketable securities	(40,070)	–	–
Gain on option of mineral property	(7,750)	(28,085)	–
Stock-based compensation	320,864	333,787	74,722

Changes in non-cash working capital items
Amounts receivable	(21,597)	(16,368)	–
Prepaid expenses and deposits	(116,881)	(11,121)	14,450
Other current assets	–	9,526	(2,939)
Accounts payable and accrued liabilities	81,398	(27,984)	(10,255)
Due to (from) related parties	(58,222)	20,241	(42,527)

NET CASH USED IN OPERATING ACTIVITIES	(556,196)	(325,292)	(393,864)

INVESTING ACTIVITIES
Acquisition of short-term investments	(2,000,000)	(1,200,000)	–
Proceeds on sale of short-term investments	1,200,000	–	–
Acquisition of property and equipment	(25,593)	(7,971)	(47,508)
Acquisition of marketable securities	(16,000)	–	–
Proceeds on disposal of property and equipment	–	–	10,945
Proceeds on sale of marketable securities	53,235	–	–
Acquisition of and expenditures on mineral properties	(1,506,508)	(852,753)	(500,687)
Mineral property option proceeds	–	25,000	–

NET CASH USED IN INVESTING ACTIVITIES	(2,294,866)	(2,035,724)	(537,250)

FINANCING ACTIVITIES
Proceeds from issuance of shares	4,266,940	2,264,750	1,481,602
Share issuance costs	(74,283)	(197,112)	(95,421)

NET CASH PROVIDED BY FINANCING ACTIVITIES	4,192,657	2,067,638	1,386,181

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,341,595	(293,378)	455,067

CASH AND CASH EQUIVALENTS – BEGINNING OF THE YEAR	184,431	477,809	22,742

CASH AND CASH EQUIVALENTS – END OF THE YEAR	$1,526,026	$184,431	$477,809

CASH AND CASH EQUIVALENTS CONSISTS OF:
Cash	$680,999	$74,281	$477,809
Cash committed for mineral exploration	845,027	110,150	–

	$1,526,026	$184,431	$477,809

(The Accompanying Notes are an Integral Part of these Consolidated Financial Statements)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

		(Restated – Note 13)	(Restated – Note 13)
	2006	2005	2004

NON-CASH FINANCING AND INVESTING ACTIVITIES
Marketable securities received pursuant to a mineral property option agreement	$12,500	$31,000	$–
Issuance of shares pursuant to mineral property option agreements	36,000	35,000	29,000
Issuance of shares pursuant to house purchase option agreements	–	10,000	–
Issuance of shares as financing fees	170,494	53,292	20,000

SUPPLEMENTAL INFORMATION
Interest paid	$–	$–	$–
Income tax paid	–	–	–

(The Accompanying Notes are an Integral Part of these Consolidated Financial Statements)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

International KRL Resources Corp. (“the Company”) was incorporated in the Province of British Columbia and is primarily engaged in the acquisition, exploration and development of mineral properties throughout Canada. The Company is a public company listed on the TSX Venture Exchange.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

These financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business, and do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. The Company has incurred significant losses since inception. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management is pursuing equity financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company’s liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

These financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles.

(b)

Principles of Consolidation

The financial statements have been prepared on a consolidated basis and include the accounts of the Company and its wholly-owned Canadian subsidiary, Golden Harp Resources Inc. All inter-company transactions and balances have been eliminated upon consolidation.

(c)

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(d)

Short-term investments

Short-term investments consist of highly liquid short-term interest bearing securities with a term to maturity of greater than three months on the date of purchase. Short-term investments are recorded at the lower of cost plus accrued interest or fair market value.

(e)

Marketable Securities

Marketable securities are recorded at the lower of cost or fair market value. The carrying amount is reduced to market value when the decline in value is other than temporary. As at May 31, 2006, the fair market value of the securities held was $87,275 (2005 - $27,000).

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)

Basic and Diluted Net Income (Loss) per Share

Basic and diluted net income (loss) per share is computed by dividing the net income (loss) for the year available to common shareholders (numerator) by the weighted average number of common shares outstanding during the period (denominator). The Company applies the treasury stock method in calculating diluted income (loss) per share. Diluted income (loss) per share excludes all dilutive potential common shares if their effect is anti-dilutive. Loss per share information does not include the effect of any potential common shares, as their effect would be anti-dilutive.

(g)

Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized against future income of the project using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that are allowed to lapse, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

(h)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

(i)

Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(j)

Property and Equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following rates:

Computer equipment	30%
Computer software	50%
Office and field equipment	20%
Vehicle	30%

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)

Property and Equipment (continued)

In the year of acquisition, amortization is recorded at one-half the above rates.

(k)

Asset retirement obligations

Effective June 1, 2004, the Company adopted CICA Handbook Section 3110, “Asset Retirement Obligations”, which established standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at May 31, 2006, the Company has not incurred any asset retirement obligation related to the exploration of its mineral properties.

(l)

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

(m)

Stock-based Compensation

The Company applies the fair value method to stock-based payments to all awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, the exercise price proceeds together with the amount initially recorded in contributed surplus are credited to share capital.

(n)

Flow-through Shares

The Company has adopted EIC-146, which is effective for all flow-through share transactions initiated after March 19, 2004. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the Company assigns the tax deductions arising from the related resource expenditures to the shareholders. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and the share capital is reduced.

If the Company has sufficient unused tax losses carried forward to offset all or part of current years future income tax liability and no future income tax assets have been previously recognized for these losses, a portion of such unrecognized losses is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

(o)

Financial instruments

The Company's financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, amounts receivable, accounts payable and accrued liabilities and advances to/ from related parties. The fair values of these financial instruments approximate their carrying values due to the short-term maturity of those instruments except for marketable securities.  The fair value of marketable securities is based on the quoted market values.  In management's opinion, the Company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The Company is not party to any derivative instruments.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)

Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3.

PROPERTY AND EQUIPMENT

			May 31, 2006	May 31, 2005
		Accumulated	Net Carrying	Net Carrying
	Cost	Amortization	Value	Value

Computer equipment	$18,236	$11,711	$6,525	$7,334
Computer software	2,327	1,454	873	1,745
Crew house option	10,000	–	10,000	10,000
Field equipment	26,073	4,929	21,144	3,754
Office equipment	13,964	4,751	9,213	7,242
Vehicle	35,525	20,729	14,796	21,137

	$106,125	$43,574	$62,551	$51,212

4.

MINERAL PROPERTIES

	Acquisition Costs $	Exploration Expenditures $	Total 2006 $	Total 2005 $
Copper Hill Project
Beginning of year	516,620	3,366,872	3,883,492	3,147,062
Incurred during the year	20,872	254,265	275,137	736,430

End of year	537,492	3,621,137	4,158,629	3,883,492

Nor Property, Yukon
Beginning of year	73,665	61,816	135,481	–
Incurred during the year	88,477	1,167,726	1,256,203	151,849
METC Claim	–	–	–	(16,368)

End of year	162,142	1,229,542	1,391,684	135,481

Carswell Property, Saskatchewan
Beginning of year	–	500	500	–
Incurred during the year	–	4,250	4,250	2,344
Option payments received	–	(4,750)	(4,750)	(1,844)

End of year	–	–	–	500

Bear River Project, BC
Beginning of year	1	3,802	3,803	1,294
Incurred during the year	5,368	1,550	6,918	2,509

End of year	5,369	5,352	10,721	3,803

Total	705,003	4,856,031	5,561,034	4,023,276

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

4.

MINERAL PROPERTIES (continued)

The following table represents exploration expenditures incurred during fiscal 2006:

	Copper Hill	Nor	Carswell	Bear River	Total
Accommodation and meals	$33,144	$99,166	$–	$–	$132,310
Assays	13,101	20,343	–	326	33,770
Drafting	–	5,720	–	–	5,720
Drilling	61,589	–	–	–	61,589
Fuel	–	21,928	–	–	21,928
Geological wages, fees and costs	39,045	119,947	–	–	158,992
Geophysics	18,780	99,167	–	–	117,947
Helicopter	–	432,395	–	–	432,395
Housing	–	20,000	–	–	20,000
License and recording fees	6,926	1,349	–	–	8,275
Line cutting	14,715	109,794	–	–	124,509
Property supervision (Note 5(a))	10,200	31,693	4,250	1,000	47,143
Supplies and communication	8,361	49,237	–	224	57,822
Support wages	18,612	44,221	–	–	62,833
Surveys	13,997	86,568	–	–	100,565
Travel and vehicle	15,795	26,198	–	–	41,993

	254,265	1,167,726	4,250	1,550	1,427,791

The following table represents exploration expenditures incurred during fiscal 2005:

	Copper Hill	Nor	Carswell	Bear River	Total
Accommodation and meals	$39,639	$139	$–	$–	$39,778
Amortization of field equipment	11,082	–	–	–	11,082
Assays	65,903	–	–	–	65,903
Drafting	3,552	959	195	–	4,706
Drilling	239,082	–	–	–	239,082
Geological wages, fees and costs	122,348	2,825	2,149	–	127,322
Geophysics	5,999	62,665	–	–	68,664
License and recording fees	3,289	5,211	–	2,509	11,009
Property supervision (Note 5(a))	30,800	6,000	–	–	36,800
Supplies and communication	43,708	–	–	–	43,708
Support wages	115,294	–	–	–	115,294
Travel and vehicle	54,700	385	–	–	55,085
				–
	735,396	78,184	2,344	2,509	818,433
				–

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

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

4.

MINERAL PROPERTIES (continued)

(a)

Copper Hill Project, Ontario (continued)

During fiscal 2005, the Company staked an additional 2 claims, representing 4 units, in the Leonard Township contiguous to the Company’s Copper Hill Project. During the prior year, the Company re-staked various other claims, which upon filing were re-evaluated from 133 units to 139 units.

(ii)

Pursuant to an agreement dated January 22, 2001 the Company had an option to acquire 15 claims, totalling 30 units in the MacMurchy, Tyrrell and Knight townships. Pursuant to an amending agreement dated February 4, 2005, this option was converted to a 100% ownership interest in the claims, in consideration of the issuance of 50,000 common shares in fiscal 2005, at a fair value of $0.14 per share, for total consideration of $7,000. The interest is subject to a 2% NSR retained by the vendors. The Company has the right to purchase 50% of the NSR within 4 years of the commencement of commercial production by paying $1,000,000. The Company has a further right of first refusal on the remaining 50% of the NSR.

(iii)

Pursuant to an Option Agreement dated February 4, 2004, the Company granted an option to Hemlo North Shore Inc. (“Hemlo”) to acquire 50% of the Company’s interest in the Decker Claim group of the Copper Hill property. During fiscal 2004, Hemlo funded $125,000 of exploration, as an option payment. In November of 2004, the agreement was terminated, due to Hemlo’s failure to make the second option payment.

(iv)

Pursuant to an agreement dated June 3, 2003, the Company acquired 4 mineral claims representing 39 claim units in Tyrrell and Leonard townships of Ontario, in exchange for 60,000 common shares issued in fiscal 2004, at a fair value of $0.20 per share and $6,000 in cash, for total consideration of $18,000. On April 12, 2005, after an unsuccessful prospecting program, the property was returned to the vendors and the acquisition costs of $18,000 were written off. An additional 5 claims, representing 63 units, contiguous to this property that had been acquired through staking, were also abandoned at that time.

(v)

Pursuant to an agreement dated December 1, 2003, the Company re-negotiated its interest in 43 mineral claims from a 17.9% interest to a 100% interest in exchange for 100,000 common shares issued in fiscal 2004 at a fair value of $0.17 per share for total consideration of $17,000. The mineral claims are located in the Knight and Natal Townships of Ontario.

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

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

4.

MINERAL PROPERTIES (continued)

(b)

Nor Property, Yukon Territory

Pursuant to an Option Agreement dated October 28, 2004 the Company acquired the right to earn a 100% interest, subject to a 2% NSR Royalty, in 52 mineral claims in the Dawson Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of up to $207,500 cash consideration and issue a total of 1,000,000 shares as follows:

Cash consideration:

(i)

$7,500 paid within 5 days of agreement (paid);

(ii)

a further $20,000 paid on June 1, 2005 (paid);

(iii)

a further $30,000 paid on December 1, 2005 (paid);

(iv)

a further $40,000 to be paid on December 1, 2006;

(v)

a further $50,000 to be paid December 1, 2007; and

(vi)

a further $60,000 to be paid December 1, 2008.

If at any time the shares of the Company trade, for 10 days, at $1 or more, all further cash payments will be deemed to have been satisfied.

Share consideration:

(i)

200,000 shares issued in December, 2004 (issued);

(ii)

a further 200,000 shares issued on December 1, 2005 (issued);

(iii)

a further 200,000 shares to be issued on December 1, 2006;

(iv)

a further 200,000 shares to be issued on December 1, 2007; and

(v)

a further 200,000 shares to be issued on December 1, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

During fiscal 2005 and 2006, the Company staked an additional 230 claims, to bring the total number of claims to 282. These claims are subject to the same NSR terms as the option agreement claims.

(c)

Carswell Property, Saskatchewan

During October 2004, the Company staked 1 claim, consisting of 5,970 acres in the Athabasca Basin area of Saskatchewan.

Pursuant to an Option Agreement dated March 2, 2005, the Company granted an option to ESO Uranium Corp. (formerly Essendon Solutions Inc.) to acquire 50% of the Company’s interest in the Carswell Property. In order to exercise the option, ESO must pay the Company a total of $25,000 cash, issue a total of 200,000 shares and expend a total of $100,000 on exploration as follows:

(i)

$25,000 paid on or before March 19, 2005 (received);

(ii)

100,000 shares issued on or before March 19, 2005 (received);

(iii)

50,000 shares issued on or before March 14, 2006 (received);

(iv)

50,000 shares to be issued on or before March 14, 2007;

(v)

$25,000 expended on exploration before March 14, 2006 (expended);

(vi)

a further $25,000 to be expended on exploration before March 14, 2007;

(vii)

a further $25,000 to be expended on exploration before March 14, 2008; and

(viii)

a further $25,000 to be expended on exploration before March 14, 2009.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

4.

MINERAL PROPERTIES (continued)

(d)

Bear River Property, British Columbia

The Company owns a 100% interest in 3 mineral claims representing 31 units, located in the Skeena Mining Division of British Columbia. One of these claims is subject to a 4% NSR Royalty.

5.

RELATED PARTY TRANSACTIONS

(a)

The Company paid (received) the following amounts to related parties at their exchange amounts:

	Years Ended May 31,
	2006	2005	2004
	$	$	$
Management fees paid to a company controlled by the President of the Company	42,500	29,600	36,600
Property supervision fees paid to a company controlled by the President of the Company	47,143	36,800	35,100
Rent reimbursement received from a company with common officers and directors (included in office and miscellaneous)	(21,604)	(14,507)	(26,198)

	68,039	51,893	45,502

All of the following amounts, due to and from the Company, are unsecured, non-interest bearing and due on demand.

(b)

As at May 31, 2006, the amount of $6,697 (2005 - $6,697) is due from a director.

(c)

As at May 31, 2006, the amount of $40,779 is due from (2005 - $5,100 was due to) a company controlled by the President of the Company.

(d)

As at May 31, 2006, the amount of $23,975 (2005 – $11,207) is due from a company with common officers and directors for reimbursement of shared office costs and other expenditures.

(e)

As at May 31, 2006, share subscriptions receivable of $49,000 (2005 - $5,000) is due from officers/directors for shares issued pursuant to the exercise of options and warrants.

(f)

During fiscal 2004, the Company entered into a lease agreement with a relative of the President for the use of a house located in Gowganda, Ontario. The house serves as the base for the exploration programs being conducted by the Company on the nearby Copper Hill Property. The lease was extended to June 15, 2006. Lease payments were $2,000 per month for a total of $24,000 (2005 – $24,000) paid during the year. In fiscal 2005, the Company issued 50,000 common shares, at a fair value of $0.20 per share, for total compensation of $10,000, for an option, to purchase the house for $90,000, expiring, after extension, on June 15, 2006. The lease and option to buy are extended on a month-to-month basis.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

6.

SHARE CAPITAL

The authorized share capital of the Company consists of 100,000,000 common shares without par value.

	Number of shares	(Restated – Note 13) Amount $

Issued as at May 31, 2004 (as restated)	22,708,306	8,847,715

Issued during fiscal 2005 for:

Cash
Flow-through private placements	8,950,000	1,790,000
Non-flow-through private placement	3,031,667	454,750
Mineral property option payment	250,000	35,000
Finders’ fees	355,283	53,292
Consulting fees	–	6,000
Crew house purchase option	50,000	10,000
Subscriptions paid	–	20,000
Subscriptions receivable from prior year received	–	5,000
Share issuance costs	–	(250,404)

Issued as at May 31, 2005 (as restated)	35,345,256	10,971,353

Issued during fiscal 2006 for:

Cash
Flow-through private placements	3,610,000	902,500
Non-flow-through private placements	11,200,000	2,240,000
Stock options exercised	1,483,156	261,131
Warrants exercised	4,159,452	863,309
Share subscriptions receivable pursuant to shares issued for option and warrants exercised	–	44,000
Mineral property option payments	200,000	36,000
Finders’ fees	852,470	170,494
Fair value of stock options exercised transferred from contributed surplus	–	154,398
Flow-through shares renunciation	–	(958,536)
Share issuance costs	–	(244,777)

Issued as at May 31, 2006	56,850,334	14,439,872

For the year ended May 31, 2006:

(a)

In August 2005, the Company completed a brokered private placement and issued 650,000 non-flow-through units at $0.20 per unit and 1,250,000 flow-through units at $0.25 per unit for total proceeds of $442,500. Each non-flow-through unit consisted of one non-flow-through common share and one transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 on or before August 3, 2006. Each flow-through unit consisted of one flow-through share and one transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.50 per share expiring on August 3, 2007.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

6.

SHARE CAPITAL (continued)

Share issuance costs included a commission of 8% of the gross proceeds payable to the agent, part of which consisted of 19,470 units valued at $0.20 per unit. Each such unit had the same securities, terms and conditions as the non-flow-through units of the financing. In addition, the agent was granted an option to purchase up to 190,000 units at a price of $0.25, expiring August 3, 2007. Each unit consisted of one non-flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.50 per share expiring on August 3, 2007.

(b)

In August 2005, the Company completed a private placement and issued 2,075,000 non-flow-through units at $0.20 per unit for total proceeds of $415,000. Each unit consisted of one non-flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 per share expiring on August 3, 2006.

(c)

In February 2006, the Company completed a non-brokered private placement consisting of 2,360,000 flow-through units at $0.25 per unit and 8,475,000 non-flow-through units at $0.20 per unit for total proceeds of $2,285,000. Each non-flow-through unit consisted of one non-flow-through common share and one-half transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 per share expiring on February 1, 2008. Each flow-through unit consisted of one flow-through share and one-half transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 per share expiring on December 29, 2007.

Share issuance costs included a finder’s fee of 8% of the gross proceeds payable, part of which consisted of 833,000 units valued at $0.20 per unit. In addition, the finder was granted 991,500 share purchase warrants to purchase non-flow through common shares at a price of $0.25 per share expiring February 1, 2008.

(d)

The Company issued 200,000 common shares, pursuant to a mineral property option agreement at a fair value of $0.18 per share.

For the year ended May 31, 2005:

(a)

The Company completed the first tranche of a brokered private placement and issued 4,950,000 flow-through units at $0.20 per unit and 3,031,667 non-flow-through units at $0.15 per unit for total proceeds of $1,444,750. Each flow-through unit consisted of: (i) one flow-through share, (ii) one-half of one transferable share purchase warrant entitling the holder of one whole warrant to purchase one non-flow-through common share at a price of $0.40 per share expiring on April 12, 2006 and (iii) one-half of one transferable share purchase warrant entitling the holder of one whole warrant to purchase one non-flow-through common share at a price of $0.80 per share expiring on April 12, 2007. Each non-flow-through unit consisted of: (i) one non-flow-through common share, (ii) one-half of one transferable share purchase warrant entitling the holder of one whole warrant to purchase one non-flow-through common share at a price of $0.35 per share expiring on April 12, 2006 and (iii) one-half of one transferable share purchase warrant entitling the holder of one whole warrant to purchase one non-flow-through common share at a price of $0.75 per share expiring on April 12, 2007.

Share issuance costs included a commission of 8% of the gross proceeds was payable to the agent, part of which consisted of 332,990 units valued at $0.15 per unit. Each such unit had the same securities, terms and conditions as the non-flow-through units of the financing. In addition, the agent was granted an option to purchase up to 1,197,250 units at a price of $0.20, expiring April 12, 2007. Each such unit consists of one non-flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.40 on or before April 12, 2006 or at a price of $0.80 per share on or before April 12, 2007.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

6.

SHARE CAPITAL (continued)

(b)

The Company completed the second tranche of a brokered private placement and issued 1,900,000 flow-through units at $0.20 per unit for total proceeds of $380,000. Each flow-through unit consisted of: (i) one flow-through share, (ii) one-half of one transferable share purchase warrant entitling the holder of one whole warrant to purchase one non-flow-through common share at a price of $0.40 per share expiring on May 19, 2006 and (iii) one-half of one transferable share purchase warrant entitling the holder of one whole warrant to purchase one non-flow-through common share at a price of $0.80 per share expiring on May 19, 2007.

Share issuance costs included a commission of 8% of the gross proceeds was payable to the agent, part of which consisted of 22,293 units valued at $0.15 per unit. Each such unit had the same securities, terms and conditions as the non-flow-through units of the first tranche, of the financing, as described in paragraph (a) above. In addition, the agent was granted an option to purchase up to 285,000 units at a price of $0.20 per unit expiring May 19, 2007. Each unit consisted of one non-flow-through common share and one non-transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.40 per share on or before May 19, 2006 or at a price of $0.80 per share on or before May 19, 2007.

(c)

The Company completed a private placement  and issued 2,100,000 flow-through units at $0.20 per unit for total proceeds of $420,000. Each unit consisted of one flow-through share and one-half of one share purchase warrant. One full warrant entitles the purchaser to acquire one additional non-flow-through common share at an exercise price of $0.25 per share expiring on August 16, 2005. In addition, the Company paid a corporate financing fee consisting of an 8% commission of $33,600, a $5,000 administration fee and issued 315,000 share purchase warrants to the agent in connection with this offering. The agent’s warrants have the same terms as the warrants issued in the private placement.

(d)

The Company issued 50,000 common shares, pursuant to an option agreement to purchase a house in Gowganda, Ontario at a fair value of $0.20 per share.

(e)

The Company issued 250,000 common shares, pursuant to mineral property acquisition option agreements at  a fair value of $0.14 per share.

(f)

In lieu of cash payment, consulting fees to a non-related party were settled with 30,000 common shares which were already issued in the prior year at a fair value of $0.20 per share and recorded in subscriptions receivable.

7.

STOCK OPTIONS

The Company grants stock options to employees and consultants as compensation for services, pursuant to its Incentive Share Option Plan (the “Plan”). Options issued pursuant to the Plan must have an exercise price greater than or equal to the “Discounted Market Price” of the Company's stock on the grant date. The maximum discount allowed varies with share price, with a maximum of 25% and a minimum price of $0.10. Options have a maximum expiry period of up to ten years from the grant date. The number of options that may be issued under the Plan is limited to no more than 10% of the Company's issued and outstanding shares on the grant date.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

7.

STOCK OPTIONS (continued)

The following table summarizes the continuity of the Company’s stock options.

	Number of shares	Weighted Average Exercise Price $

Outstanding, May 31, 2004	1,475,000	0.22

Granted	2,432,250	0.20
Forfeited/cancelled	(530,000)	0.26

Outstanding, May 31, 2005	3,377,250	0.21

Granted	4,115,000	0.42
Exercised	(1,483,156)	0.21
Forfeited/cancelled	(975,000)	0.23

Outstanding, May 31, 2006	5,034,094	0.37

Additional information regarding stock options outstanding as at May 31, 2006 is as follows:

	Outstanding and Exercisable
Exercise Price $	Number of shares	Weighted average remaining contractual life (years)	Weighted Average Exercise Price $

0.20	1,364,094	0.76	0.20
0.25	845,000	1.11	0.25
0.45	1,500,000	1.52	0.45
0.50	825,000	1.85	0.50
0.60	500,000	1.21	0.60

	5,034,094	1.27	0.37

Included in the above are 909,094 stock options that have warrants attached, with the same expiry dates as the options, exercisable for an additional common share at an exercise price of $0.40 up to a year before expiry and $0.80 during the final year before expiry.

The fair value of stock options granted and fully vested during the year was $379,429 (2005 - $327,787).

The weighted average grant date fair value of stock options granted during the year ended May 31, 2006 was $0.10 (2005 - $0.12) per option.

	2006	2005

Risk free interest rate	3.44%	3.08%
Expected life (in years)	2	2
Expected volatility	83%	139%

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

8.

SHARE PURCHASE WARRANTS

The following table summarizes the continuity of the Company’s share purchase warrants:

	Number of shares	Weighted average exercise price $

Balance, May 31, 2004	11,233,174	0.21

Issued with private placements	11,601,951	0.54
Expired	(6,418,174)	0.22

Balance, May 31, 2005	16,416,951	0.44

Issued with private placements	10,819,970	0.32
Issued upon the exercise of stock options	763,156	0.76
Exercised	(4,159,452)	0.21
Expired	(7,139,024)	0.34

Balance, May 31, 2006	16,701,601	0.48

As at May 31, 2006, the following share purchase warrants were outstanding:

Number of warrants	Exercise Price $	Expiry Date

2,744,470	0.30	August 3, 2006 (of which 2,725,000 were subsequently
		extended to February 3, 2007)
1,682,328	0.75	April 12, 2007
3,104,681	0.80	April 12, 2007
988,475	0.80	May 19, 2007
11,147	0.75	May 19, 2007
1,250,000	0.50	August 3, 2007
95,000	0.50	August 7, 2007
1,180,000	0.30	December 29, 2007
416,500	0.30	February 1, 2008
991,500	0.25	February 1, 2008
4,237,500	0.30	February 1, 2008

16,701,601

In addition, 909,094 additional share purchase warrants would be issued upon the exercise of certain stock options as described in Note 7.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

9.

CONTRIBUTED SURPLUS

The following table summarizes the continuity of the Company’s contributed surplus:

Amount $

Balance, May 31, 2004	42,112

Fair value of stock options granted	327,787

Balance, May 31, 2005	369,899

Fair value of stock options granted	379,429
Fair value of stock options cancelled/forfeited	(58,565)
Fair value of stock options exercised transferred to share capital	(154,398)

Balance, May 31, 2006	536,365

10.

INCOME TAXES

The tax effect (computed by applying the combined Canadian federal and provincial statutory rate of  34.12% (2005 - 35.62%)) of the significant temporary differences, which comprise future tax assets and liabilities, are as follows:

	2006	2005

Future income tax assets

Non-capital losses carried forward	$385,000	$940,000

Total gross future income tax assets	385,000	940,000

Future income tax liability

Resource pools	(803,000)	(586,000)

Valuation allowance	–	(354,000)

Net future income tax asset (liability)	$(418,000)	$–

As at May 31, 2006, the Company had non-capital losses of approximately $1,131,000 to carry forward to reduce future years’ taxable income, expiring as follows:

	$		$
2007	15,000	2014	289,000
2008	118,000	2015	281,000
2009	113,000
2010	315,000

At May 31, 2006, the Company had cumulative Canadian Exploration Expenses of approximately $9,000 which are deductible 100% against future years’ taxable income and have no expiry date.

At May 31, 2006, the Company had cumulative Canadian Development Expenses of approximately $3,200,000 which are deductible 30% against future years’ taxable income and have no expiry date.

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

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

11.

COMMITMENTS

(a)

During the previous year, the Company entered into an office lease expiring on March 31, 2007 at $3,642 per month.

A total of 50% of the above minimum lease payments are charged to a related company on a month-to-month basis. Subsequent to year end, the Company terminated this lease agreement. See Note 12(c).

(b)

During the year, the Company entered into an office lease for a term of five years expiring July 31, 2011 at $4,129 per month. Minimum lease payments are as follows:

2007	$ 41,290
2008	49,548
2009	49,548
2010	49,548
2011	49,548

$239,482

12.

SUBSEQUENT EVENTS

(a)

On July 31, 2006, the Company granted 250,000 stock options to an employee exercisable at a price of $0.45 per share expiring on July 5, 2008.

(b)

The Company extended the exercise period of 2,725,000 share purchase warrants which were due to expire on August 3, 2006 to February 3, 2007.

(c)

In July 2006, the Company terminated the office lease expiring on March 31, 2007.

(d)

The Company issued 20,000 common shares pursuant to share purchase warrants exercised at $0.25 per share for proceeds of $5,000.

(e)

The Company issued 50,000 common shares pursuant to stock options exercised at $0.20 per share for proceeds of $10,000.

13.

RESTATEMENT

During the year, the Company changed its accounting policy to account for share issuance costs as an offset to consideration for share capital issued. Accordingly, the Company applied this change retrospectively and the 2005 financial statements were restated to give effect to a reduction of the opening balance of share capital of $243,137 and a corresponding reduction in the opening deficit by the same amount.

In addition, the 2005 share capital balance was decreased by $250,404 with a corresponding reduction in 2005 financing fees and expenses by the same amount.

(a) Balance Sheet

	May 31, 2005 As Reported $	Adjustment $	May 31, 2005 As Restated $

Shareholders’ Equity
Share capital	11,459,894	(488,541)	10,971,353
Share subscriptions receivable	–	(5,000)	(5,000)
Deficit	(6,315,527)	493,541	(5,821,986)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

13.

RESTATEMENT (continued)

(b) Statements of Operations

	Year Ended May 31, 2005 As Reported $	Adjustment $	Year Ended May 31, 2005 As Restated $

Expenses
Financing fees and expenses	250,404	(250,404)	–

Net loss for the year	(859,431)	250,404	(609,027)

Deficit, beginning of year	(5,456,096)	243,137	(5,212,959)

Deficit, end of year	(6,315,527)	493,541	(5,821,986)

Basic and diluted net loss per share changed from $(0.03) to $(0.02) resulting from the restatement.

	Year Ended May 31, 2004 As Reported $	Adjustment $	Year Ended May 31, 2004 As Restated $

Expenses
Financing fees and expenses	95,421	(95,421)	–

Net loss for the year	(520,094)	95,421	(424,673)

Deficit, beginning of year	(4,936,002)	147,716	(4,788,286)

Deficit, end of year	(5,456,096)	243,137	(5,212,959)

Basic and diluted net loss per share changed from $(0.03) to $(0.02) resulting from the restatement.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP. The material differences between Canadian and US GAAP and the rules and regulations of the Securities and Exchange Commission affecting the Company’s consolidated financial statements are summarized as follows:

Balance Sheets	As at May 31,
	2006 $	(Restated – Note 13) 2005 $

Total assets under Canadian GAAP	9,467,561	5,569,509
Available-for-sale securities (a)	44,940	–
Decrease in mineral properties due to expensing of mineral property costs (b)	(5,561,034)	(4,023,276)

Total assets under US GAAP	3,951,467	1,546,233

Total liabilities under Canadian GAAP	549,966	55,243
Flow-through shares (c)	288,323	–

Total liabilities under US GAAP	838,289	55,243

Shareholders’ equity under Canadian GAAP	8,917,595	5,514,266
Available-for-sale securities (a)	44,940	–
Cumulative mineral properties adjustment (b)	(5,561,034)	(4,023,276)
Flow-through shares (c)	(288,323)	–

Total shareholders’ equity under US GAAP	3,113,178	1,490,990

Statements of Operations
	Year Ended May 31, 2006 $	(Restated – Note 13) Year Ended May 31, 2005 $	(Restated – Note 13) Year Ended May 31, 2004 $

Net loss under Canadian GAAP	(187,656)	(609,027)	(424,673)
Mineral property costs written off (b)	(1,537,758)	(852,753)	(513,818)
Mineral properties written off	–	18,000	–
Flow-through shares (c)	(288,323)	–	–

Net loss in accordance with US GAAP	(2,013,737)	(1,443,780)	(938,491)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statements of Cash Flows	Year Ended May 31, 2006 $	(Restated – Note 13) Year Ended May 31, 2005 $	(Restated – Note 13) Year Ended May 31, 2004 $

Operating Activities
Operating activities under Canadian GAAP	(556,196)	(325,292)	(393,864)
Impairment of mineral property costs	78,717	–	–
Deferred exploration (b)	(1,506,508)	(852,753)	(500,687)

Operating activities under US GAAP	(1,983,987)	(1,178,045)	(894,551)

Investing Activities
Investing activities under Canadian GAAP	(2,294,866)	(2,035,724)	(537,250)
Deferred exploration (b)	1,427,791	852,753	500,687

Investing activities under US GAAP	(867,075)	(1,182,971)	36,563

Financing Activities
Financing activities under Canadian and US GAAP	4,192,657	2,067,638	1,386,181

(a)

Comprehensive income

In June 1997, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 130, Reporting Comprehensive Income, which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources. Pursuant to Statement of Financial Accounting Standards No. 115, investments in securities are classified as either trading, held to maturity, or available-for-sale. The Company has classified securities as available-for-sale which results in unrealized gains or losses to be accounted for as a component of comprehensive income. The impact of SFAS No. 130 on the Company’s financial statements is as follows:

	Year Ended May 31, 2006 $	(Restated – Note 13) Year Ended May 31, 2005 $	(Restated – Note 13) Year Ended May 31, 2004 $

Net loss under US GAAP	(2,013,737)	(1,443,780)	(938,491)
Other comprehensive income:
Unrealized gain on marketable securities	44,940	–	–

Comprehensive loss under US GAAP	(1,968,797)	(1,443,780)	(938,491)

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(b)

Mineral property expenditures

Canadian GAAP allows mineral exploration costs to be capitalized during the search for a commercially mineable deposit. Under US GAAP, mineral exploration costs are expensed as incurred and mineral property acquisition costs are initially capitalized when incurred using the guidance in EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”. The Company assesses the carrying costs for impairment under SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” at each fiscal quarter end. As the Company has not established proven and probable reserves on any its mineral properties, an impairment loss is recognized for capitalized mineral property acquisition costs.

(c)

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur Canadian exploration expenditures (as defined in the Income Tax Act, Canada) and renounce the related income tax deductions to the investors. Under Canadian GAAP, the full amount of funds received from flow-through share issuances are initially recorded as share capital. Upon renouncing the expenditures, the amount of deferred tax on the expenditures is removed from share capital. Under U.S. GAAP, the premium paid for the flow-through shares in excess of market value is credited to liabilities and included in income when the Company renounces the related tax benefits.

(d)

Recent accounting pronouncements

US GAAP

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(d)

Recent accounting pronouncements (continued)

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140", to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

INTERNATIONAL KRL RESOURCES CORP.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(d)

Recent accounting pronouncements (continued)

Canadian GAAP

On January 27, 2005, the CICA issued Section 3855 of the Handbook entitled Financial Instruments - Recognition and Measurement. It expands Handbook Section 3860, Financial Instruments - Disclosure and Presentation by prescribing when a financial instrument to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments and loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook Section will bring Canadian GAAP more in line with U.S. GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006.

New Handbook Section 3865, Hedges, provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date for this section is for fiscal years beginning on or after October 1, 2006. The Company does not currently have any hedging relationships.

New Handbook Section 1530, Comprehensive Income, introduces a requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. In 2006, the Company had investments in shares of arm’s-length corporations that may be classified as available for sale investments. The Company would be required to recognize unrealized gains and losses on these securities and include these amounts in comprehensive income. The effective date for this section is for fiscal years beginning on or after October 1, 2006. Implementation of this section will more closely align Canadian GAAP with U.S. GAAP.

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

Date: December 22, 2006

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

Date: December 22, 2006

Judith T. Mazvihwa

Chief Financial Officer

EXHIBIT 13.1

Certification of Chief Executive Officer

Pursuant to 18 U.S.C. Section 1350,

as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of International KRL Resources Corp., a company organized under the Business Corporation Act (British Columbia) (the “Company”) on Form 20-F as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, Seamus Young, President/CEO/Director of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

     (1)  The Report fully complies with the requirements of section 13(a) or

          15(d) of the Securities Exchange Act of 1934; and

     (2)  The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Seamus Young

Seamus Young, President/CEO/Director

Date: December 22, 2006

EXHIBIT 13.2

Certification of Chief Financial Officer

Pursuant to 18 U.S.C. Section 1350,

as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of International KRL Resources Corp., a company organized under the Business Corporation Act (British Columbia) (the “Company”) on Form 20-F as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, Judith T. Mazvihwa, CFO/Director of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

     (1)  The Report fully complies with the requirements of section 13(a) or

          15(d) of the Securities Exchange Act of 1934; and

     (2)  The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Judith T. Mazvihwa

Judith T. Mazvihwa, CFO/Director

Date: December 22, 2006

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

International KRL Resources Corp.; SEC File No. 0-50902

Registrant

Dated: December 27, 2006  By /s/ Seamus Young__

                          Seamus Young, President/Director

Dated: December 27, 2006  By /s/ Judith T. Mazvihwa__

                          Judith T. Mazvihwa, Director