Form 20-F
period 2007-05-31
International KRL Resources Corp.
filed 2008-01-10
CIK 1297467

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended May 31, 2007

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission File Number 000-50902

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
66,036,641

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.
Yes ___ No ___

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 xxx  Item 18 ___

3

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

BUSINESS OF INTERNATIONAL KRL RESOURCES CORP.

International KRL Resources Corp. (the “Company") is a company principally engaged directly in the acquisition and exploration of mineral properties. The Company is currently focusing its exploration activities for base and precious metals on its Nor, U Claims, White River Copper, and Turn River properties in the Yukon Territory, Bear River Property in British Columbia, Carswell Property in Saskatchewan, and its Copper Hill Property in Ontario. The Copper Hill Property has been transferred to International KRL’s subsidiary, GHR. Golden Harp Resources Inc. (“Golden Harp”) is a newly incorporated British Columbia company, a subsidiary of International KRL Resources Corp.

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

-genic: meaning suitable to or pertaining to, e.g. syngenic, meaning a ore deposit formed contemporaneously with the enclosing rocks

Geochemistry: The measurement of trace elements in naturally occurring rocks, soils and stream sediments as a means of detecting mineralization.

Geochemical sampling: a mineral exploration method whereby samples of soil, stream sediments, rocks, et. al. are collected in a systematic way and analyzed for a suite of elements.

Geological resources: Mineralized material which in total does not constitute ore, but which may contain one or more zones of ore. Geological resources are categorized as inferred, indicated and measured according to the degree of certainty with which their grade and tonnage are known. A geological resource is sometimes referred to as a "mineral resource".

Geophysical: relating to the physical properties, e.g. magnetic, seismic, et al of the earth and rock materials.

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

Proterozoic: Rocks formed between 1 and 2.2 billion years ago. The second oldest geological period after Archaean.

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

Zinc or Zn: A bluish-white metallic element resistant to atmospheric corrosion.

CONVERSION TABLE

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Feet	Meters	0.305
Meters	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471
Grams	Ounces (troy)	0.032
Ounces (troy)	Grams	31.103
Tonnes	Short tons	1.102
Short tons	Tonnes	0.907
Grams per tonne	Ounces (troy) Grams	0.029
Ounces (troy) per tonne	per tonne	34.438

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1.A.1. Directors
Table No. 1 lists as of 10/24/2007 the names, ages and dates of election of the Directors of the Company.

Table No. 1
Directors

Name	Age	Date First Elected or Appointed
Seamus Young (1)	67	1986
Mike Muzylowski (1)(2)	72	1990
F. Charles Vickers (2)(3)	58	2005
Clifford H. Frame (4)	74	2005
Judith T. Mazvihwa (1)(2)	33	2003

(1)	Resident/Citizen of British Columbia, Canada

(2)	Member of the Audit Committee

(3)	Resident/Citizen of Texas, US

(4)	Resident/Citizen of Ontario, Canada

1.A.2. Senior Management
Table No. 2 lists, as of 10/25/2007, the names, ages and dates of appointment of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2
Senior Management

Name and Position	Age	Date of First Appointment

Seamus Young, President and CEO	67	1986
Judith T. Mazvihwa, CFO	33	2003

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

Subsequent to May 31, 2007, on September 7, 2007, Michael Hibbitts resigned from his position as Vice President, Exploration. Mr. Hibbitts resigned to pursue personal priorities and interests. He will be available to the companies to verify assays from the 2007 exploration and drill programs.

1.B. Advisers
The Company’s attorneys are:	Miller Thomson LLP
Contact: Gregory Smith
1000-840 Howe Street
Vancouver, British Columbia Canada V6Z 2M1
Telephone: 604-643-1258
Facsimile: 604-643-1200

The Company’s bank is:	The Bank of Montreal
595 Burrard Street
Vancouver, British Columbia Canada V7X 1L7
Telephone: 604-665-2609

1.C. Auditors

The Company’s auditor for its financial statements, for at least each of the preceding four periods, was Manning Elliott LLP, Chartered Accountants. Manning Elliott’s address is 11th Floor, 1050 West Pender Street, Vancouver, British Columbia, V6E 3S7. Manning Elliott LLP, Chartered Accountants is a member of the Canadian Institute of Chartered Accountants.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.
                --- Not Applicable ---

ITEM 3. KEY INFORMATION.

3.A.1. Selected Financial Data
3.A.2. Selected Financial Data

The selected financial data of the Company for Fiscal 2007/2006/2005 ended May 31st was derived from the financial statements of the Company that have been audited by Manning Elliott LLP, an independent registered public accounting firm, as indicated in their audit reports, which are included elsewhere in this Annual Report. The selected financial data of the Company for Fiscal 2001 ended May 31st was derived from the financial statements of the Company that were audited by Jones Richard & Company, Independent Chartered Accountant; these financial statements are not included herein.

The selected financial data of the consolidated financial position of International KRL Resources Corp. and results of operations as of May 31, 2007, should be read in conjunction with the audited consolidated financial statements and other financial information included elsewhere in the Annual Report.

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

Table No. 3
Selected Financial Data
(CDN$ in 000, except per share data)

	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal
	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	5/31/07	5/31/06	5/31/05	5/31/04	5/31/03
			Restated	Restated

Revenue	Nil	Nil	Nil	Nil	Nil
Net Income	(1,895)	($188)	($609)	($425)	($411)
(Loss)
(Loss) per	(0.03)	-	($0.02)	($0.02)	($0.04)
Share
Dividends Per	Nil	Nil	Nil	Nil	Nil
Share
Wtg. Avg.	60,513	44,522	25,696	17,971	10,704
Shares (000)
Total Assets	$10,701	$9,468	$5,569	$3,755	$2,753
Long Term	Nil	Nil	Nil	Nil	Nil
Debt
Shareholders’	$8,945	$8,918	$5,514	$3,677	$2,655
Equity
Working	$3,431	$3,712	$1,440	$480	$28
Capital

US GAAP Net	($3,917)	($2,014)	($1,484)	(967)	($993)
Loss
US GAAP Loss	(0.06)	(0.05)	($0.06)	($0.05)	($0.09)
per Share
US GAAP Avg	60,513	44,522	25,696	17,971	10,704
Shares
US GAAP	$1,954	$3,113	$1,491	$528	$6
Equity
US GAAP Total	$3,710	$3,951	$1,546	$607	$147
Assets

     (1) Cumulative Net Loss during exploration stage through 5/31/2007 under US GAAP, is ($15,775,531)

3.A.3. Exchange Rates
In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of the five most recent fiscal years ended May 31st, the high and low exchange rates for the latest practicable date, each month for the past six months, and the five most recent fiscal years.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S.

Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
	0.98	0.99	0.97	0.99
October 2007	0.98	0.98	0.97	0.97
September 2007	1.03	1.03	1.02	1.02
August 2007	1.06	1.06	1.05	1.06
July 2007	1.05	1.05	1.05	1.05
June 2007	1.07	1.07	1.06	1.07
May 2007	1.09	1.10	1.09	1.10
April 2007	1.13	1.14	1.13	1.13
March 2007	1.17	1.17	1.17	1.17
Fiscal Year Ended 5/31/2007	1.13	1.14	1.13	1.14
Fiscal Year Ended 5/31/2006	1.17	1.18	1.17	1.17
Fiscal Year Ended 5/31/2005	1.26	1.26	1.25	1.26
Fiscal Year Ended 5/31/2004	1.38	1.39	1.37	1.38
Fiscal Year Ended 5/31/2003	1.34	1.41	1.27	1.37

3.B. Capitalization and Indebtedness
Table No. 5 sets forth the capitalization and indebtedness of the Company as of May 31, 2007. As of May 31, 2007 the Company had cash and cash equivalents totaling $2,287,307. As of May 31, 2007 the Company has no significant debt outstanding and had issued and outstanding common shares of 66,036,641.

Table No. 5
Capitalization and Indebtedness
May 31, 2007

SHAREHOLDERS’ EQUITY
66,036,641 Common shares issued and outstanding	$16,202,681
Contributed Surplus	$646,661
Retained Earnings (deficit)	($7,904,220)
Net Stockholders’ Equity	$8,945,122

As of
Stock Options Outstanding:	4,250,000
Warrants Outstanding:	9,975,763
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

3.C. Reasons For The Offer And Use Of Proceeds
         --- Not Applicable ---

3.D. Risk Factors

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
None of Int. KRL Resources’ properties have advanced to the commercial production stage and the Company has no significant history of earnings or positive cash flow from operations. The cumulative loss through May 31, 2007 since the Company’s inception of the development stage, according to U.S. GAAP, is ($15,775,531???). The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the company has been through the sale of its common-voting shares. Any future additional equity financing would cause dilution to current stockholders.

As of October 25, 2007, Int. KRL Resources had 4,250,000 share purchase options outstanding and 8,623,356 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 66,236,641 to 79,109,997. This represents an increase of 19% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

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

Int. KRL Resources is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:
While engaged in the business of exploiting mineral properties, the nature of Int. KRL Resources’ business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. Int. KRL Resources’ growth will depend, on the efforts of its Senior Management, particularly its President and Chief Executive Officer, Seamus Young, and its Chief Financial Officer, Judith T. Mazvihwa. Loss of these individuals could have a materially adverse effect on the Company. Int. KRL Resources has no key-

man life insurance or written consulting agreements with the Senior Officers or Directors.

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

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Int. KRL Resources or Its Directors, Controlling Persons and Officers
It may be difficult to bring and enforce suits against Int. KRL Resources. The Company is a corporation incorporated in Canada under the laws of British Columbia, and governed by the Business Corporations Act (British Columbia). A majority of the Company's directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

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

Foreign Operations
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

The Company’s executive office is located at:
        Suite 1640 – 1066 West Hastings Street,
        Oceanic Plaza Box 12543
        Vancouver, British Columbia, Canada V6E 3X1
        Telephone: (604) 689-0299
        Facsimile: (604) 689-0288
        Website: www.krl.net
        Email: info@krl.net

The contact person is: Mr. Seamus Young, President and Chief Executive Officer.

The Company's fiscal year ends May 31st.

The Company's common shares trade on the TSX Venture Exchange in Toronto under the symbol "IRK".

The authorized share capital of the Company consists of 100,000,000 common shares without par value. As of May 31, 2007 there were 66,036,641 common shares issued and outstanding. As of August 31, 2007 (the most recent quarter) there were 66,036,641 common shares issued and outstanding.

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

Financings
The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants. During the past 3 years, the Company completed the following financing:

Fiscal Year	Nature of Share Issuance	Number of Shares (Pre-consolidation)	Capital Raised

Fiscal 2005	Private placement (1)	1,900,000	$380,00
	Broker commission (2)	22,293	$3,344
	Private placement (3)	7,981,667	$1,444,750
	Broker commission (4)	332,990	$49,948
	Private placement (5)	2,100,000	$420,000
	Payment for property (6)	50,000	$10,000
	Payment for property (7)	250,000	$35,000

	Private placement (8)	1,900,000	$442,500
Fiscal 2006	Broker commission (9)	19,470	$3,894
	Agents Options (9)	190,000	$47,500
	Private placement (10)	2,075,000	$415,000
	Private placement (11)	10,835,000	$2,285,000
	Broker commission (12)	833,000	$166,600
	Payment for property (13)	200,000	$36,000

	Private placement (14)	6,754,083	$1,789,832
Fiscal 2007	Finders’ Warrants (15)	677,413	$39,016
	Finders’ Units (16)	143,420	$38,006
	Exercise of Options (17)	1,220,726	$257,016
	Exercise of Warrants (18)	568,078	$142,063
	Payment for property (19)	500,000	$139,000

(1)	These units were issued pursuant to a brokered private placement of 1,900,000 flow-through units at $0.20 per unit. Each unit consisted of one flow-through share, one half of one transferable share purchase warrant exercisable at a price of $0.40 on or before May 19, 2006 and one-half of one transferable share purchase warrant exercisable to purchase one non-flow-through share at a price of $0.80 on or before May 19, 2007.

(2)	These units totaling 22,293 were issued pursuant to a financing commission payable to the agent at a price of $0.15 per unit.

(3)	These units were issued pursuant to a private placement of 4,950,000 flow-through units at a price of $0.20 and 3,031,667 non- flow-through units at a price of $0.15 per unit. Each flow-through unit consists of one flow-through share, one-half of one transferable share purchase warrant exercisable at a price of $0.40 on or before April 12, 2006, and one-half of one transferable warrant exercisable at a price of $0.80 on or before April 12, 2007. Each non-flow-through unit consists of one non-flow-through common share, one-half of one transferable share purchase warrant exercisable at a price of $0.35 on or before April 12, 2006 and one-half of one transferable warrant exercisable at a price of $0.75 on or before April 12, 2007.

(4)	These units totaling 332,990 were issued pursuant to a financing commission payable to the agent at a price of $0.15 per unit.

(5)	These flow-through units were issued pursuant to a private placement of 2,100,000 units at a price of $0.20 per unit. Each unit consists of one flow-through share and one-half of one share purchase warrant exercisable at a price of $0.25 on or before August 16, 2005.

(6)	The Company issued 50,000 shares pursuant to an option agreement to purchase a house in Gowganda, Ontario at a fair value (deemed value) price of $0.20 per share.

(7)	The Company issued 250,000 shares pursuant to mineral property acquisition option agreements valued at $35,000.

(8)	In August 2005, the Company completed a brokered private placement and issued 650,000 non-flow-through units at $0.20 per unit and 1,250,000 flow-through units at $0.25 per unit for total proceeds of $442,500. Each non-flow-through unit consisted of one non-flow- through common share and one transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 on or before August 3, 2006. Each flow-through unit consisted of one flow-through share and one transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.50 per share expiring on August 3, 2007.

(9)	Share issuance costs for the private placement of August 2005 included a commission of 8% of the gross proceeds payable to the agent, part of which consisted of 19,470 units valued at $0.20 per unit. Each such unit had the same securities, terms and conditions as the non-flow-through units of the financing. In addition, the agent was granted an option to purchase up to 190,000 units at a price of $0.25, expiring August 3, 2007. Each unit consisted of one non-flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase one non-flow- through common share at a price of $0.50 per share expiring on August 3, 2007.

(10)	In August 2005, the Company completed a private placement and issued 2,075,000 non-flow-through units at $0.20 per unit for total proceeds of $415,000. Each unit consisted of one non-flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 per share expiring on August 3, 2006.

(11)	In February 2006, the Company completed a non-brokered private placement consisting of 2,360,000 flow-through units at $0.25 per unit and 8,475,000 non-flow-through units at $0.20 per unit for total proceeds of $2,285,000. Each non-flow-through unit consisted of one non-flow-through common share and one-half transferable share purchase warrant entitling the holder to purchase one non- flow-through common share at a price of $0.30 per share expiring on February 1, 2008. Each flow-through unit consisted of one flow- through share and one-half transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 per share expiring on December 29, 2007.

(12)	Share issuance costs for the private placement of February 2006 included a finder’s fee of 8% of the gross proceeds payable, part of which consisted of 833,000 units valued at $0.20 per unit. In addition, the finder was granted 991,500 share purchase warrants to purchase non-flow through common shares at a price of $0.25 per share expiring February 1, 2008.

(13)	The Company issued 200,000 common shares, pursuant to a mineral property option agreement at a fair value of $0.18 per share.

(14)	On December 22, 2006, the Company completed a non-brokered private placement consisting of 6,754,083 flow-through units at $0.265 per unit for proceeds of $1,789,832. Each unit consists of one flow- through share and one-quarter of a non-flow-through share purchase warrant with one whole share purchase warrant exercisable at a price of $0.365 per share expiring on December 22, 2007.

(15)and(16)	In connection with the private placement, the Company paid $60,612 in finders’ fees, which consisted of 35,855 warrants, 143,420 non-flow-through finder’s units with the same terms and conditions as the financing, 641,558 finder’s warrants, and paid $10,200 in other share issuance costs. The fair value of the finder’s warrants under the Black-Scholes model was $39,016, recorded as a share issuance cost. Each finder’s warrant entitles the holder to purchase one non-flow-through common share for $0.365 per share for up to one year. The fair value of the share portion of the finder’s units are $38,006 recorded as finders’ fees and $2,181, represents share issuance cost, for the warrant portion calculated under the Black-Scholes model.

(17)	In the current year, 1,220,726 options were exercised at prices ranging from $0.20 to $0.25 per share for proceeds of $257,016. The fair value, when granted, of $157,367 was transferred to share capital from contributed surplus to reflect the exercise of these options.

(18)	In the current year, 568,078 warrants were exercised at prices ranging from $0.25 to $0.30 per share for proceeds of $142,063.

(19)	The Company issued 500,000 common shares pursuant to mineral property acquisition option agreements at a fair value ranging from $0.25 to $0.33 per share for a total fair value of $139,000.

Capital Expenditures???

Fiscal Year	Capital Expenditures
Fiscal 2005	$7,971
Fiscal 2006	$25,593
Fiscal 2007	$2,795,045

4.B. BUSINESS OVERVIEW

Historical Corporate Development

For the past four years, the Company has been active in mineral exploration in Canada in the provinces of Ontario, British Columbia, Yukon Territory, and Saskatchewan. The Company is currently focusing its exploration activities for base and precious metals on its Nor, U Claims, White River Copper, and Turn River properties in the Yukon Territory, Carswell Property in Saskatchewan, and its Copper Hill Property in Ontario. The U Claims, White River Copper, and the Turn River properties are recent acquisitions and the Company is seeking a strategic partnership for its Bear River property in British Columbia. The Copper Hill Property has been transferred to International KRL’s subsidiary, Golden Harp Resources.

COPPER HILL GOLD PROJECT, LARDER LAKE MINING DIVISION, ONTARIO, CANADA

Location and Access to the Copper Hill Gold Project

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

The property consists of a group of 244 wholly owned mineral claims located in MacMurchy, Natal, Tyrrell, Leonard, Kevin, and Churchill Townships. The company needs to spend CDN$368,400, which equates to CDN$400 per claim unit annually to keep the property in good standing for one year.

Spin Off of the Copper Hill Property to Golden Harp Resources Inc- Wholly Owned Subsidiary of International KRL Resources Corp.

Reduction of Stated Capital and Return of Capital
Introduction
The Company owns 10,000,000 common shares (the “GHR Shares”) in the capital of Golden Harp Resources Inc. (“GHR”) which were acquired by the Company in a spin-off of its Copper Hill Property (as more fully described below under “GHR Background”). GHR is currently seeking reporting issuer status and if successful, the Company proposes, subject to the approval of the Supreme Court of British Columbia (the “Court”) to distribute all of the GHR Shares (the “Return of Capital Shares”) to shareholders of the Company pro rata, based on the respective numbers of Common Shares held as of the record date for such distribution, as described below.

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

In the interim, to satisfy the requirements of the TSX Venture Exchange concerning the disposition by the Company of a significant asset of the Company, the shareholders were asked to consider passing, with or without amendment, an ordinary resolution (the “Stated Capital Reduction Resolution). At International KRL Resources Corp.’s Annual General Meeting held on November 29, 2006, the majority shareholders voted in favor of distributing the share of Golden Harp Resources Inc. to its shareholders and passed the Stated Capital Reduction Resolution. This authorized the Company to reduce its stated capital by the Reduction of Capital Amount, consideration for which will be provided by way of distribution of the Return of Capital Shares pro rata, based on the respective numbers of Common Shares held, to all shareholders of the Company of record on the close of business on the 7th trading day after the day on which the Stated Capital Reduction Resolution is approved by the Supreme Court of British Columbia (the “Return of Capital Record Date”).

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

Exploration on the Copper Hill Project

During Fiscal 2002 the Company acquired a 100% interest in seven mining claims (68 units) contiguous with its Copper Hill Project. The company acquired its interest in these claims from Charles Webster, an unrelated party, by paying Mr. Webster 50,000 shares of its common stock. The Company also did fieldwork in the Golden Sylvia area of the Copper Hill Project. This fieldwork consisted of geological mapping; detailed rock sampling and exploratory drilling.

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

The purpose of this drill program was to further evaluate known gold mineralization found within the LG Zone and the Tiger Zone previously discovered by the Company in the early 1990s. Five holes (631 m total) were drilled on LG Zone and three holes (378 m total) were drilled on the Tiger Zone. Both of theses zones are within the original Decker mining leases. The highlight of this program was a high-grade gold intercept from a follow up hole AD 223 on the LG Zone which assayed 14.43 g/t gold over 2 m, including a higher grade of 28.39 g/t over 1 m.

Location Map- Province: Figure 1

Hudson Bay
Baie d'Hudson
Fort Severn
Peawanuck
MANITOBA
Severn
Big Trout Lake
Attawapiskat
James Bay
Baie James
Sandy Lake
Winisk
Lansdowne House
Moosonee
Pikangikum
Albany
River
Moose R.
ONTARIO
Red Lake
Armstrong
Sioux Lookout
L Nipigon
Kapuskasing
Cochrane
QUEBEC / QUÉBEC
Copper Hill Gold Project
Kenora
Dryden
Geraldton
Iroquois Falls
Timmins
Kirkland Lake
Marathon
Fort Frances
Thunder Bay
Wawa
Chapleau
USA / É-U d'A
L Superior
L Supérieur
Ottawa R / R des Outaouais
North Bay
Hawkesbury
Sault Ste Marie
Elliot Lake
Sudbury
Pembroke
Ottawa
Cornwall
Espanola
Little Current
Huntsville
Brockville
Bancroft
Parry Sound
Kingston
Owen Sound
Orillia
Belleville
Peterborough
Port Elgin
Barrie
Oshawa
L Michigan
L Huron
Toronto
L Ontario
Goderich
Kitchener
St Catharines
Hamilton
Welland
London
Sarnia
St Thomas
Chatham-Kent
Windsor
L Erie
L Érié
UNITED STATES OF AMERICA
ÉTATS-UNIS D'AMÉRIQUE
USA / É-U d'A
CANADA
N
LEGEND / LÉGENDE
National capital / Capitale nationale
Provincial capital /
Other populated places / Autres lieux habités
Trans-Canada Highway / La Transcanadienne
Major road / Route principale
International boundary / Frontière internationale
Provincial boundary / Limite provinciale
Scale / Échelle
km 100 0 100 200 300 km

© 2002. Her Majesty the Queen in Right of Canada, Natural Resources Canada.
Sa Majesté la Reine du chef du Canada, Ressources naturelles Canada.

International KRL Resources

Copper Hill Gold Project

Shining Tree, Ontario

Location Map

(province)

Figure 1

Location Map- Local: Figure 2

Timmins
Kirkland Lake
Rouyn Noranda
Larder Lake
QUEBEC
Shining Tree
Gowganda
560
International KRL Property
144
RAILWAY
11
ONTARIO
Sudbury
20 kilometres 0
Miles 20

International KRL Resources

Copper Hill Gold Project

Shining Tree, Ontario

Location Map

(local)

Figure 2

Claim Map of The Copper Hill Gold Project: Figure 3

Decker Claims (Optioned to Hemlo Northshore)
N
KELVIN TWP.
NATAL TWP.
KNIGHT TWP.
Decker Zone
Cook Zone
Jude Zone
Iron Formation Zone
TYRRELL TWP.
CHURCHILL TWP.
MACMURCHY TWP.
FAWCETT TWP.
LEONARD TWP.
LEGEND
International KRL Resources
Copper Hill Gold Project
Claim Map

Fig. 3

The three drill holes on the Tiger Zone were designed to test the down dip and strike extent of a thick gold bearing graphitic package intersected in a single drill hole in the mid 1990’s by the Company. The original discovery intercept on the Tiger Zone from Hole AD18 assayed 1.13 g/t gold over 11 m. (including a one meter interval which assayed 5.76 g/t gold). Only drill hole AD 28 drilled to the north of discovery hole AD 18 intersected the Tiger Zone and assayed

0.62 g/t gold over 13.71 m. (including a 1 m interval which assayed 4.19 g/t gold). Drill holes AD 29 and AD 30 located south of the original discovery hole (AD 18) confirms that a significant change in geology occurs due to the presence of porphyritic intrusive which appear to have cut off the Tiger Zone gold horizon. These porphyritic intrusive and some of the proximal volcanics were mineralized with sulphides and were noted to contain anomalous gold values.

The relationship between the porphyritic intrusive proximal to the Tiger Zone and those found near the LG Zone 300 m to the North-west is not known. Further evaluation will be required to determine the nature of relationship between the LG Zone, the Tiger Zone and the porphyritic intrusive units. Particular attention is being paid to the porphyritic intrusives due to the presence of high grade gold found within or along the contact of the porphyritic intrusives in the immediate vicinity of the LG Zone.

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

The Company completed this 1009 m diamond drill program with Hemlo North Shore Inc. on March 25, 2004.

On March 3, 2004, the Company began a high-resolution, fixed-wing airborne geophysical survey on the Copper Hill Project. The survey was conducted by Fugro Airborne Surveys with a high sensitivity magnetometer. The survey covered approximately 1100 km of flight lines. The purpose of the survey was to assist ongoing exploration and generate additional exploration targets on the Company’s extensive land holding. The survey was completed mid April 2004 and the identified targets were followed up by a reverse circulation drilling program, mapping and geochemical sampling.

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

In August/September 2005, the Company drilled CH-05-14 to test the GEOTEM conductor in the middle of North Foley Lake, located on the eastern extension of the Red Dome Rhyolite on the Copper Hill Property. The 600 m long conductor, striking roughly north-west/south-east and dipping to the south-west, was identified by a GEOTEM airborne electromagnetic survey carried out in the winter 2004. The 351 meters hole intersected a sequence of fragmental felsic volcanics, chert and mafic volcanics with moderate carbonate, minor sericite and local hematite alteration. No significant assay results were identified in this unit. The last 3.9 meters of the hole returned a weighted average of 0.8 grams/tonne gold. The Qualified Person for this project is J. L. LeBel (P.Eng.).

In October 2006, the Company’s subsidiary, Golden Harp Resources conducted a MMI soil sampling survey over the Cook zone on the property. Approximately 700 samples were collected and sent to SGS Mineral Services for analysis. The survey was conducted to evaluate priority target areas associated with known geophysical anomalies. Dr. Mark Fedikow, P.Geo. interpreted the MMI results. This interpretation combined with historical work completed by International KRL generated a number of new diamond drill targets within a known gold bearing trend.

In January/February 2007, the Company’s subsidiary also undertook an airborne VTEM survey, to further evaluate the under-explored nickel and base metal occurrences in Knight and Natal Townships. The survey identified a number of geophysical anomalies. A number of these geophysical anomalies are hosted in a suite of komatiitic volcanics. This same suite of komatiites hosts the known historical nickel occurrences on the property. Geotech Ltd. conducted the survey and Ian Johnson, P.Geo interpreted the geophysical results and isolated potential diamond drill targets which the Company’s subsidiary plans to drill next exploration season.

Claim List: International KRL Resources Corp.’s Copper Hill Project

Claim #	Units	Township	Expiry Date	Recording Date	Registered Owner	Acquired By	NSR
4208279	14	CHURCHILL	2008-Sep-26	2006-Sep-26	Golden Harp Resources Inc.	Staked
4208295	16	CHURCHILL	2008-Apr-13	2006-Apr-13	Golden Harp Resources Inc.	Staked
04209683	9	KELVIN	2008-May-10	2006-May-10	Golden Harp Resources Inc.	Staked
4208281	16	KELVIN	2008-Oct-20	2006-Oct-20	Golden Harp Resources Inc.	Staked
4208285	4	KELVIN	2008-May-10	2006-May-10	Golden Harp Resources Inc.	Staked
1131021	1	KNIGHT	2008-Jan-08	1991-Jan-08	Golden Harp Resources Inc.	Cross Lake Option
1131022	1	KNIGHT	2008-Jan-08	1991-Jan-08	Golden Harp Resources Inc.	Cross Lake Option
1131035	1	KNIGHT	2008-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1131036	1	KNIGHT	2008-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1131037	1	KNIGHT	2008-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1131038	1	KNIGHT	2008-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1131041	1	KNIGHT	2009-Jan-08	1991-Jan-08	Golden Harp Resources Inc.	Cross Lake Option
1131042	1	KNIGHT	2009-Jan-08	1991-Jan-08	Golden Harp Resources Inc.	Cross Lake Option
1131043	1	KNIGHT	2009-Jan-08	1991-Jan-08	Golden Harp Resources Inc.	Cross Lake Option
1131044	1	KNIGHT	2009-Jan-08	1991-Jan-08	Golden Harp Resources Inc.	Cross Lake Option
1131046	1	KNIGHT	2008-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1131048	1	KNIGHT	2008-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1131049	1	KNIGHT	2008-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1131050	1	KNIGHT	2008-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option

1131051	1	KNIGHT	2008-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1131052	1	KNIGHT	2008-Apr-05	1990-Apr-05	Golden Harp Resources Inc.	Cross Lake Option
1131053	1	KNIGHT	2008-Apr-05	1990-Apr-05	Golden Harp Resources Inc.	Cross Lake Option
1131054	1	KNIGHT	2008-Apr-05	1990-Apr-05	Golden Harp Resources Inc.	Cross Lake Option
1131055	1	KNIGHT	2008-Apr-05	1990-Apr-05	Golden Harp Resources Inc.	Cross Lake Option
1131056	1	KNIGHT	2008-Apr-05	1990-Apr-05	Golden Harp Resources Inc.	Cross Lake Option
1131057	1	KNIGHT	2008-Apr-05	1990-Apr-05	Golden Harp Resources Inc.	Cross Lake Option
1131059	1	KNIGHT	2008-Apr-05	1990-Apr-05	Golden Harp Resources Inc.	Cross Lake Option
1131070	1	KNIGHT	2008-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1131071	1	KNIGHT	2008-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1131073	1	KNIGHT	2008-Apr-05	1990-Apr-05	Golden Harp Resources Inc.	Cross Lake Option
1131074	1	KNIGHT	2008-Apr-05	1990-Apr-05	Golden Harp Resources Inc.	Cross Lake Option
1131075	1	KNIGHT	2008-Apr-05	1990-Apr-05	Golden Harp Resources Inc.	Cross Lake Option
1131076	1	KNIGHT	2008-Apr-05	1990-Apr-05	Golden Harp Resources Inc.	Cross Lake Option
1131077	1	KNIGHT	2008-Apr-05	1990-Apr-05	Golden Harp Resources Inc.	Cross Lake Option
1131078	1	KNIGHT	2008-Apr-05	1990-Apr-05	Golden Harp Resources Inc.	Cross Lake Option
1189822	1	KNIGHT	2008-Jun-15	1992-Jun-15	Golden Harp Resources Inc.	staked
1189823	1	KNIGHT	2008-Jun-15	1992-Jun-15	Golden Harp Resources Inc.	staked
1189824	1	KNIGHT	2008-Jun-15	1992-Jun-15	Golden Harp Resources Inc.	staked
1189825	1	KNIGHT	2008-Jun-15	1992-Jun-15	Golden Harp Resources Inc.	staked
1189826	1	KNIGHT	2008-Jun-15	1992-Jun-15	Golden Harp Resources Inc.	staked
1189827	1	KNIGHT	2008-Jun-15	1992-Jun-15	Golden Harp Resources Inc.	staked
1189828	1	KNIGHT	2008-Jun-15	1992-Jun-15	Golden Harp Resources Inc.	staked
1193325	9	KNIGHT	2008-Jan-25	1994-Jan-25	Golden Harp Resources Inc.	David Jones Option	2%
1202743	1	KNIGHT	2008-Mar-14	1995-Mar-14	Golden Harp Resources Inc.	Kosy - Harr Option I	2%
1203244	3	KNIGHT	2008-Mar-14	1995-Mar-14	Golden Harp Resources Inc.	Kosy - Harr Option I	2%
1204629	1	KNIGHT	2008-Jan-18	1996-Sep-18	Golden Harp Resources Inc.	Mullen-Londry option	2%
1219919	1	KNIGHT	2009-Jan-09	1996-Sep-23	Golden Harp Resources Inc.	Burda / Laskowski	2%
1220378	1	KNIGHT	2008-Mar-18	1996-Sep-18	Golden Harp Resources Inc.	Mullen-Londry option	2%
1221670	1	KNIGHT	2012-Jan-23	1996-Oct-23	Golden Harp Resources Inc.	Cross Lake Option
1221681	1	KNIGHT	2008-Apr-12	1996-Oct-25	Golden Harp Resources Inc.	Tim Young Option	1%
1221682	1	KNIGHT	2008 -Apr-12	1996-Oct-25	Golden Harp Resources Inc.	Tim Young Option	1%
1131930	1	MACMURCHY	2008-Apr-03	1990-Apr-03	Golden Harp Resources Inc.	Goldeye Option	2%
1131931	1	MACMURCHY	2008-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1131932	1	MACMURCHY	2008-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1131933	1	MACMURCHY	2008-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1131934	1	MACMURCHY	2008-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1131940	1	MACMURCHY	2008-Apr-03	1990-Apr-03	Golden Harp Resources Inc.	Obradovich Option	2%
1131941	1	MACMURCHY	2008-Apr-03	1990-Apr-03	Golden Harp Resources Inc.	Obradovich Option	2%

1131942	1	MACMURCHY	2008-Apr-03	1990-Apr-03	Golden Harp Resources Inc.	Obradovich Option	2%
1145897	1	MACMURCHY	2008-Apr-09	1990-Apr-09	Golden Harp Resources Inc.	staked	2%
1146533	1	MACMURCHY	2008-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Obradovich Option	2%
1146644	1	MACMURCHY	2008-Apr-03	1990-Apr-03	Golden Harp Resources Inc.	Goldeye Option	2%
1146645	1	MACMURCHY	2008-Apr-03	1990-Apr-03	Golden Harp Resources Inc.	Goldeye Option	2%
1146646	1	MACMURCHY	2008-Apr-03	1990-Apr-03	Golden Harp Resources Inc.	Goldeye Option	2%
1146647	1	MACMURCHY	2008-Apr-03	1990-Apr-03	Golden Harp Resources Inc.	Goldeye Option	2%
1146648	1	MACMURCHY	2008-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1147074	1	MACMURCHY	2008-Apr-03	1990-Apr-03	Golden Harp Resources Inc.	Goldeye Option	2%
1147075	1	MACMURCHY	2008-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1147076	1	MACMURCHY	2008-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1147077	1	MACMURCHY	2008-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1147104	1	MACMURCHY	2008-Apr-03	1990-Apr-03	Golden Harp Resources Inc.	Goldeye Option	2%
1147105	1	MACMURCHY	2008-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1147106	1	MACMURCHY	2008-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1147107	1	MACMURCHY	2008-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1147114	1	MACMURCHY	2008-Apr-03	1990-Apr-03	Golden Harp Resources Inc.	Goldeye Option	2%
1147115	1	MACMURCHY	2008-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1147116	1	MACMURCHY	2008-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1147117	1	MACMURCHY	2008-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1147118	1	MACMURCHY	2008-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1147124	1	MACMURCHY	2008-Apr-03	1990-Apr-03	Golden Harp Resources Inc.	Goldeye Option	2%
1147125	1	MACMURCHY	2008-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1147126	1	MACMURCHY	2008-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1147127	1	MACMURCHY	2008-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Goldeye Option	2%
1185697	3	MACMURCHY	2007-Dec-04	1991-Dec-04	Golden Harp Resources Inc.	Obradovich Option	2%
1185723	1	MACMURCHY	2007-Dec-04	1991-Dec-04	Golden Harp Resources Inc.	Obradovich Option	2%
1185816	2	MACMURCHY	2007-Dec-04	1991-Dec-04	Golden Harp Resources Inc.	Obradovich Option	2%
1190912	3	MACMURCHY	2008-Mar-08	1992-Sep-08	Golden Harp Resources Inc.	Mullen-Londry Option	2%
1190916	8	MACMURCHY	2008-Jun-15	1993-Jun-15	Golden Harp Resources Inc.	Mullen-Londry Option	2%
1200167	2	MACMURCHY	2007-Dec-08	1993-Dec-08	Golden Harp Resources Inc.	Obradovich Option	2%
1200824	4	MACMURCHY	2007-Dec-08	1993-Dec-08	Golden Harp Resources Inc.	Obradovich Option	2%
1200825	1	MACMURCHY	2007-Dec-08	1993-Dec-08	Golden Harp Resources Inc.	Obradovich Option	2%
1201534	1	MACMURCHY	2008-Feb-06	1995-Feb-06	Golden Harp Resources Inc.	Obradovich Option	2%
1202537	4	MACMURCHY	2008-Mar-29	1994-Mar-29	Golden Harp Resources Inc.	Cyprus Option	2%
1202562	1	MACMURCHY	2008-Apr-15	1994-Apr-15	Golden Harp Resources Inc.	Obradovich Option	2%
1204265	3	MACMURCHY	2007-Nov-22	1994-Nov-22	Golden Harp Resources Inc.	staked
1204266	1	MACMURCHY	2007-Nov-22	1994-Nov-22	Golden Harp Resources Inc.	staked
1204267	1	MACMURCHY	2007-Nov-22	1994-Nov-22	Golden Harp Resources Inc.	staked

1211782	15	MACMURCHY	2007-Nov-21	1996-Feb-09	Golden Harp Resources Inc.	Strike Option	2%
1211834	1	MACMURCHY	2008-Mar-20	1996-Mar-20	Golden Harp Resources Inc.	Strike Option	2%
1211836	8	MACMURCHY	2008-Mar-20	1996-Mar-20	Golden Harp Resources Inc.	Strike Option	2%
1211837	12	MACMURCHY	2008-Mar-19	1996-Mar-20	Golden Harp Resources Inc.	Strike Option	2%
1211841	12	MACMURCHY	2008-Mar-20	1996-Mar-20	Golden Harp Resources Inc.	Strike Option	2%
4202617	3	MACMURCHY	2008-Oct-20	2006-Oct-20	Golden Harp Resources Inc.	Chit./Von Card opt.	3%
1222627	9	MACMURCHY	2008-Feb-13	1998-Feb-13	Golden Harp Resources Inc.	Chit./Von Card opt.	3%
1222629	3	MACMURCHY	2008-Feb-19	1998-Feb-19	Golden Harp Resources Inc.	Chit./Von Card opt.	3%
1222958	1	MACMURCHY	2008-Jun-04	1999-Jun-04	Golden Harp Resources Inc.	staked
1222959	1	MACMURCHY	2008-Jun-04	1999-Jun-04	Golden Harp Resources Inc.	staked
1222960	1	MACMURCHY	2008-Jun-04	1999-Jun-04	Golden Harp Resources Inc.	staked
4202618	7	MACMURCHY	2008-Oct-20	2006-Oct-20	Golden Harp Resources Inc.	Chit./Von Card opt.	3%
1224505	2	MACMURCHY	2008-Mar-08	1997-Sep-08	Golden Harp Resources Inc.	McKinnon et al. opt.	2%
1224506	2	MACMURCHY	2008-Mar-08	1997-Sep-08	Golden Harp Resources Inc.	McKinnon et al. opt.	2%
1225405	2	MACMURCHY	2007-Nov-12	1997-Nov-12	Golden Harp Resources Inc.	Parres/Tomac opt.	2%
1226329	1	MACMURCHY	2007-Dec-08	1997-Dec-08	Golden Harp Resources Inc.	Barnes/Morgan opt.	2%
1226330	1	MACMURCHY	2007-Dec-08	1997-Dec-08	Golden Harp Resources Inc.	Barnes/Morgan opt.	2%
1226331	1	MACMURCHY	2007-Dec-08	1997-Dec-08	Golden Harp Resources Inc.	Barnes/Morgan opt.	2%
1229034	9	MACMURCHY	2008-Mar-08	1997-Sep-08	Golden Harp Resources Inc.	McKinnon et al. opt.	2%
1229049	1	MACMURCHY	2008-Mar-08	1997-Sep-08	Golden Harp Resources Inc.	McKinnon et al. opt.	2%
1231638	3	MACMURCHY	2008-Aug-12	1998-Aug-12	Golden Harp Resources Inc.	Goldeye Option	2%
1231639	3	MACMURCHY	2008-Aug-12	1998-Aug-12	Golden Harp Resources Inc.	Goldeye Option	2%
1236486	1	MACMURCHY	2008-Jun-04	1999-Jun-04	Golden Harp Resources Inc.	staked
1236515	1	MACMURCHY	2008-Jun-04	1999-Jun-04	Golden Harp Resources Inc.	staked
1236517	3	MACMURCHY	2008-Jun-04	1999-Jun-04	Golden Harp Resources Inc.	staked
1239106	3	MACMURCHY	2008-Mar-29	2000-Mar-29	Golden Harp Resources Inc.	staked
1239109	4	MACMURCHY	2008-Jun-27	2000-Jun-27	Golden Harp Resources Inc.	staked
1239224	5	MACMURCHY	2008-Mar-08	2000-Mar-08	Golden Harp Resources Inc.	staked
1239225	4	MACMURCHY	2008-Mar-08	2000-Mar-08	Golden Harp Resources Inc.	staked
1239227	9	MACMURCHY	2008-Mar-08	2000-Mar-08	Golden Harp Resources Inc.	staked
1239260	8	MACMURCHY	2008-Mar-17	2000-Mar-17	Golden Harp Resources Inc.	staked
1239330	12	MACMURCHY	2008-Mar-06	2000-Mar-06	Golden Harp Resources Inc.	staked
1239331	2	MACMURCHY	2008-Mar-06	2000-Mar-06	Golden Harp Resources Inc.	staked
1239332	1	MACMURCHY	2008-Mar-29	2000-Mar-29	Golden Harp Resources Inc.	staked
1239333	8	MACMURCHY	2008-Mar-29	2000-Mar-29	Golden Harp Resources Inc.	staked
1240182	2	MACMURCHY	2008-Apr-17	2000-Apr-17	Golden Harp Resources Inc.	staked
1242396	8	MACMURCHY	2008-Feb-05	2001-Feb-05	Golden Harp Resources Inc.	staked
1242397	2	MACMURCHY	2008-Feb-05	2001-Feb-05	Golden Harp Resources Inc.	staked
3001886	3	MACMURCHY	2008-May-08	2002-May-08	Golden Harp Resources Inc.	staked

3014503	2	MACMURCHY	2008-Aug-30	2004-Aug-30	Golden Harp Resources Inc.	staked
4203926	15	MACMURCHY	2008-Mar-31	2005-Mar-31	Golden Harp Resources Inc.	staked
4203927	10	MACMURCHY	2008-Mar-31	2005-Mar-31	Golden Harp Resources Inc.	Strike Option	2%
4206250	13	MACMURCHY	2008-Mar-31	2005-Mar-31	Golden Harp Resources Inc.	staked
4206251	9	MACMURCHY	2008-Apr-13	2005-Apr-13	Golden Harp Resources Inc.	staked
4206252	13	MACMURCHY	2008-Mar-31	2005-Mar-31	Golden Harp Resources Inc.	staked
4206253	16	MACMURCHY	2008-Mar-31	2005-Mar-31	Golden Harp Resources Inc.	staked
4206254	1	MACMURCHY	2008-Mar-31	2005-Mar-31	Golden Harp Resources Inc.	Mullen-Londry Option	2%
4206255	1	MACMURCHY	2008-Mar-31	2005-Mar-31	Golden Harp Resources Inc.	Mullen-Londry Option	2%
4206256	1	MACMURCHY	2008-Mar-31	2005-Mar-31	Golden Harp Resources Inc.	Mullen-Londry Option	2%
4206257	16	MACMURCHY	2008-Mar-31	2005-Mar-31	Golden Harp Resources Inc.	McKinnon et al. opt.	2%
4206258	6	MACMURCHY	2008-Mar-31	2005-Mar-31	Golden Harp Resources Inc.	McKinnon et al. opt.	2%
4207075	1	MACMURCHY	2008-Feb-23	2006-Feb-23	Golden Harp Resources Inc.	McKinnon et al. opt.	2%
4208277	3	MACMURCHY	2008-Aug-17	2006-Aug-17	Golden Harp Resources Inc.	Skead option	2%
4208278	12	MACMURCHY	2008-Sep-26	2006-Sep-26	Golden Harp Resources Inc.	Cyprus Option	2%
4208280	6	MACMURCHY	2008-Sep-26	2006-Sep-26	Golden Harp Resources Inc.	staked
4208283	4	MACMURCHY	2008-Apr-06	2006-Apr-06	Golden Harp Resources Inc.	staked
4208284	2	MACMURCHY	2008-Apr-06	2006-Apr-06	Golden Harp Resources Inc.	staked
4208293	15	MACMURCHY	2008-Apr-13	2006-Apr-13	Golden Harp Resources Inc.	staked
4208294	16	MACMURCHY	2008-Apr-13	2006-Apr-13	Golden Harp Resources Inc.	staked
4208296	11	MACMURCHY	2008-Apr-13	2006-Apr-13	Golden Harp Resources Inc.	staked
4208297	16	MACMURCHY	2008-Apr-13	2006-Apr-13	Golden Harp Resources Inc.	staked
4208298	12	MACMURCHY	2008-Apr-13	2006-Apr-13	Golden Harp Resources Inc.	staked
4208299	1	MACMURCHY	2008-Apr-13	2006-Apr-13	Golden Harp Resources Inc.	staked
4208300	3	MACMURCHY	2008-Apr-13	2006-Apr-13	Golden Harp Resources Inc.	Mullen-Londry Option	2%
4208301	4	MACMURCHY	2008-Apr-13	2006-Apr-13	Golden Harp Resources Inc.	staked
4209657	16	MACMURCHY	2008-Feb-23	2006-Feb-23	Golden Harp Resources Inc.	McKinnon et al. opt.	2%
4209658	10	MACMURCHY	2008-Feb-23	2006-Feb-23	Golden Harp Resources Inc.	McKinnon et al. opt.	2%
4209659	1	MACMURCHY	2008-Apr-06	2006-Apr-06	Golden Harp Resources Inc.	staked
4209686	9	MACMURCHY	2008-Apr-06	2006-Apr-06	Golden Harp Resources Inc.	staked
4209687	12	MACMURCHY	2008-Apr-11	2006-Apr-11	Golden Harp Resources Inc.	staked
4209688	16	MACMURCHY	2008-Apr-06	2006-Apr-06	Golden Harp Resources Inc.	staked
4209689	2	MACMURCHY	2008-Apr-06	2006-Apr-06	Golden Harp Resources Inc.	staked
1094977	1	NATAL	2008-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1094978	1	NATAL	2008-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1094979	1	NATAL	2008-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1094980	1	NATAL	2008-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1094981	1	NATAL	2008-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1094982	1	NATAL	2008-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked

1094983	1	NATAL	2008-Apr-12	1990-Oct-12	Golden Harp Resources Inc.	staked
1094984	1	NATAL	2008-Apr-12	1990-Oct-12	Golden Harp Resources Inc.	staked
1094985	1	NATAL	2008-Apr-12	1990-Oct-12	Golden Harp Resources Inc.	staked
1094986	1	NATAL	2008-Apr-12	1990-Oct-12	Golden Harp Resources Inc.	staked
1131023	1	NATAL	2008-Jan-08	1991-Jan-08	Golden Harp Resources Inc.	Cross Lake Option
1131024	1	NATAL	2008-Jan-08	1991-Jan-08	Golden Harp Resources Inc.	Cross Lake Option
1131025	1	NATAL	2008-Jan-08	1991-Jan-08	Golden Harp Resources Inc.	Cross Lake Option
1131026	1	NATAL	2008-Jan-08	1991-Jan-08	Golden Harp Resources Inc.	Cross Lake Option
1131027	1	NATAL	2008-Jan-08	1991-Jan-08	Golden Harp Resources Inc.	Cross Lake Option
1131028	1	NATAL	2008-Jan-08	1991-Jan-08	Golden Harp Resources Inc.	Cross Lake Option
1131029	1	NATAL	2008-Jan-08	1991-Jan-08	Golden Harp Resources Inc.	Cross Lake Option
1131033	1	NATAL	2008-Jan-08	1991-Jan-08	Golden Harp Resources Inc.	Cross Lake Option
1131039	1	NATAL	2008-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1131040	1	NATAL	2008-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1131047	1	NATAL	2008-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1131072	1	NATAL	2008-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1131079	1	NATAL	2008-Apr-06	1990-Apr-06	Golden Harp Resources Inc.	Cross Lake Option
1133929	1	NATAL	2008-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1133930	1	NATAL	2008-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1133931	1	NATAL	2008-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1133932	1	NATAL	2008-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1133933	1	NATAL	2008-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1133934	1	NATAL	2008-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1133935	1	NATAL	2008-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1133936	1	NATAL	2008-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1133937	1	NATAL	2008-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1133938	1	NATAL	2008-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1134039	1	NATAL	2008-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1134040	1	NATAL	2008-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1134041	1	NATAL	2008-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1134042	1	NATAL	2008-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1134043	1	NATAL	2008-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1134044	1	NATAL	2008-Apr-10	1990-Apr-10	Golden Harp Resources Inc.	staked
1134045	1	NATAL	2008-Aug-31	1990-Aug-31	Golden Harp Resources Inc.	staked
1134046	1	NATAL	2008-Aug-31	1990-Aug-31	Golden Harp Resources Inc.	staked
1134047	1	NATAL	2008-Apr-12	1990-Oct-12	Golden Harp Resources Inc.	staked
1134048	1	NATAL	2008-Apr-12	1990-Oct-12	Golden Harp Resources Inc.	staked
1189056	1	NATAL	2008-Mar-27	1992-Mar-27	Golden Harp Resources Inc.	David Jones Option	2%
1189829	1	NATAL	2008-Jun-26	1992-Jun-26	Golden Harp Resources Inc.	staked

1189830	1	NATAL	2008-Jun-26	1992-Jun-26	Golden Harp Resources Inc.	staked
1193300	16	NATAL	2007-Dec-21	1993-Dec-21	Golden Harp Resources Inc.	David Jones Option	2%
1193301	12	NATAL	2008-Jan-17	1994-Jan-17	Golden Harp Resources Inc.	David Jones Option	2%
1193302	3	NATAL	2008-Jan-17	1994-Jan-17	Golden Harp Resources Inc.	David Jones Option	2%
1193304	2	NATAL	2008-Jan-17	1994-Jan-17	Golden Harp Resources Inc.	David Jones Option	2%
1193322	8	NATAL	2008-Jan-25	1994-Jan-25	Golden Harp Resources Inc.	David Jones Option	2%
1193323	1	NATAL	2008-Jan-25	1994-Jan-25	Golden Harp Resources Inc.	David Jones Option	2%
1193324	1	NATAL	2008-Jan-25	1994-Jan-25	Golden Harp Resources Inc.	David Jones Option	2%
1202484	15	NATAL	2008-Feb-21	1994-Feb-21	Golden Harp Resources Inc.	Kosy - Harr Option II	2%
1239226	10	NATAL	2008-Mar-08	2000-Mar-08	Golden Harp Resources Inc.	staked
1239228	16	NATAL	2008-Mar-17	2000-Mar-17	Golden Harp Resources Inc.	staked
1239325	16	NATAL	2008-Mar-17	2000-Mar-17	Golden Harp Resources Inc.	staked
4202614	1	NATAL	2008-Oct-20	2006-Oct-20	Golden Harp Resources Inc.	staked
4202615	4	NATAL	2008-Oct-20	2006-Oct-20	Golden Harp Resources Inc.	staked
4208288	12	NATAL	2008-Apr-13	2006-Apr-13	Golden Harp Resources Inc.	staked
496696	1	NATAL	2008-Jun-01	1978-Jan-31	Golden Harp Resources Inc.	staked
1145916	1	TYRRELL	2008-Apr-03	1990-Apr-03	Golden Harp Resources Inc.	Cyprus Option	2%
1146422	1	TYRRELL	2008-Apr-04	1990-Apr-04	Golden Harp Resources Inc.	Cyprus Option	2%
1179361	4	TYRRELL	2008-Mar-08	1992-Sep-08	Golden Harp Resources Inc.	Mullen-Londry option	2%
1190913	2	TYRRELL	2008-Mar-08	1992-Sep-08	Golden Harp Resources Inc.	Mullen-Londry option	2%
1190914	1	TYRRELL	2008-Mar-08	1992-Sep-08	Golden Harp Resources Inc.	Mullen-Londry option	2%
1193848	1	TYRRELL	2008-Sep-18	1996-Sep-18	Golden Harp Resources Inc.	Mullen-Londry option	2%
1202771	7	TYRRELL	2008-Apr-06	1998-Apr-06	Golden Harp Resources Inc.	LaCarte/MacCallum	2%
1219994	1	TYRRELL	2008 Mar-08	1996-Sep-18	Golden Harp Resources Inc.	Mullen-Londry option	2%
1219995	1	TYRRELL	2008-Sep-18	1996-Sep-18	Golden Harp Resources Inc.	Mullen-Londry option	2%
1239334	3	TYRRELL	2008-Mar-29	2000-Mar-29	Golden Harp Resources Inc.	staked
1239335	6	TYRRELL	2008-Apr-10	2000-Apr-10	Golden Harp Resources Inc.	staked
4208286	1	TYRRELL	2008-Apr-13	2006-Apr-13	Golden Harp Resources Inc.	Cyprus Option	2%
4208287	2	TYRRELL	2008-Apr-13	2006-Apr-13	Golden Harp Resources Inc.	Cyprus Option	2%
4208289	2	TYRRELL	2008-May-10	2006-May-10	Golden Harp Resources Inc.	Mullen-Londry option	2%
4210476	1	TYRRELL	2009-May-18	2007-May-18	Golden Harp Resources Inc.	staked
MR 341433	1	MacMurchy	Leased claim		Golden Harp Resources Inc.	Decker Lease
MR 36374	1	MacMurchy	Leased claim		Golden Harp Resources Inc.	Brunet Lease
MR 36375	1	MacMurchy	Leased claim		Golden Harp Resources Inc.	Brunet Lease
MR 36376	1	MacMurchy	Leased claim		Golden Harp Resources Inc.	Brunet Lease
MR 36377	1	MacMurchy	Leased claim		Golden Harp Resources Inc.	Brunet Lease
MR 36378	1	MacMurchy	Leased claim		Golden Harp Resources Inc.	Brunet Lease
MR 36379	1	MacMurchy	Leased claim		Golden Harp Resources Inc.	Brunet Lease
MR 44471	1	MacMurchy	Leased claim		Golden Harp Resources Inc.	Brunet Lease

MR 44474	1	MacMurchy	Leased claim	Golden Harp Resources Inc.	Brunet Lease
MR 44477	1	MacMurchy	Leased claim	Golden Harp Resources Inc.	Brunet Lease
MR 37624	1	Knight	2023-Nov-01	Golden Harp Resources Inc.	Decker Lease	2%
MR 37625	1	Knight	2023-Nov-01	Golden Harp Resources Inc.	Decker Lease	2%
MR 37626	1	Knight	2023-Nov-01	Golden Harp Resources Inc.	Decker Lease	2%
MR 37627	1	Knight	2023-Nov-01	Golden Harp Resources Inc.	Decker Lease	2%
MR 37628	1	Knight	2023-Nov-01	Golden Harp Resources Inc.	Decker Lease	2%
MR 37629	1	Knight	2023-Nov-01	Golden Harp Resources Inc.	Decker Lease	2%
MR 37908	1	Knight	2023-Nov-01	Golden Harp Resources Inc.	Decker Lease	2%
MR 37909	1	Knight	2023-Nov-01	Golden Harp Resources Inc.	Decker Lease	2%
MR 37910	1	Knight	2023-Nov-01	Golden Harp Resources Inc.	Decker Lease	2%
MR 37911	1	Knight	2023-Nov-01	Golden Harp Resources Inc.	Decker Lease	2%
Total	849

NOR PROPERTY, YUKON TERRITORY, CANADA (COPPER, GOLD, URANIUM)

Location and Access to the Nor Property

The Nor Property is located on the east flank of the Richardson Mountains, about 65 km east of the Dempster Highway and 250km north of Dawson City, Yukon Territory. The Nor Property is comprised of 448 claims covering 23,127 acres (9,363 hectares) and is an iron oxide/copper/gold (IOCG) target.

Exploration on the Nor Property

The property exhibits some similarities to the Olympic Dam Geology Model in Australia, including some similarities in geology, presence of anomalous uranium, copper, gold and rare earth elements and very large magnetic and gravity anomalies. The property has not previously been explored as a uranium target.

The property is associated with a large gravity and magnetic anomaly with the Nor heterolithic hematite-rich diatreme breccia outlined along an 8 km strike. The Nor Property is underlain by Proterozoic rocks of the Wernecke Supergroup that have been intruded by a heterolithic, hematite-rich diatreme breccia. The property is located on the east side of the Richardson Mountains in an area that is transacted by the Richardson Fault array. These faults are part of a major rift system that became active during Proterozoic time and has remained active since that time during the development of the Cordillera. The exposure of Proterozoic rocks is a faulted-bounded outlier that is surrounded by Paleozoic sedimentary rocks that dip gently away to the east and west from the Nor Property.

The Company acquired the right to earn a 100% interest subject to a 2% NSR by an option agreement signed in October, 2004. The terms of the option are detailed in note 4(b) in the financial statements. Since signing the option, the Company has staked additional ground contiguous to, and in the vicinity of, the property.

In 2005 the Company carried out a geophysics and geochemical sampling program. The aeromagnetic helicopter survey was flown by McPhar Geosurveys Ltd. (McPhar) using a high-sensitivity caesium magnetometer. The magnetometer bird was flown at a nominal height of 45m. The survey totalled 1155 km on 155 flight lines (100 m spacing), plus 123 km on 8 tie lines (1 km spacing). The flight lies were flown at an azimuth of 65o and the perpendicular tie lines at 155o. The data were field processed by McPhar then forwarded to their Newmarket office for final levelling and filtering.

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

The Company also completed a geochemical soil survey and an induced polarization and gravity surveys on the property. Over 1,100 soil samples were collected for analysis from a surveyed grid on the property in 2005. Soil samples were collected at 50 m intervals along survey lines spaced at 400 m and 200 m apart. Geochemical analyses for 36 elements were conducted by Acme Analytical Labs in Vancouver. Sampling was conducted by a crew from Ryanwood Exploration under the direction of Mark Terry, the on-site company geologist. The Qualified Person for the program is Michael H. Sanguinetti, P. Eng.

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

FIGURE 2-1 NOR PROPERTY, LOCATION MAP

Nor Property Claim Map

Targets for the diamond drilling program for the 2006 field season were selected from the coincident geophysical, geochemical and geological anomalies.

In December 2005, the Company filed with the B.C. Securities Commission, an independent NI 43-101 compliant technical report on the Nor Property. The author of the report is Peter T. George, P. Geo., a consulting geologist based in Ontario. The property is in a geological setting with striking similarities to the Gawlor Craton of South Australia, where the world-class Olympic Dam copper-uranium-gold-rare earth element deposit is located.

The report by Mr. George reviews results of the 2005 geophysical, geological mapping and geochemical sampling work and proposes an aggressive exploration program for the 2006 season. He states that the 2005 airborne geophysical surveys indicate that the NOR heterolithic hematite-rich diatreme breccia, which outcrops at the north end of NOR ridge, continues to the south for a total strike distance of approximately 8 km. The size of this breccia target is similar to the size of the Olympic Dam copper-gold-uranium deposit. The 2005 soil geochemical program outlines anomalous areas of copper, uranium, gold and lanthanum (rare earth) which typify the system of the Olympic Dam-type mineralization. Historical (1978 – 1980) results from early work at NOR by Getty Minerals returned samples of up to 4% U and 0.6% Cu.

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

In June 2006 the Company drilled nine holes on the Nor property, representing just over 1,600 m or 10% of the 15,000 m diamond drill program originally planned. The Company shipped over 1200 samples of core to Acme for multi-element analysis. Highlights of the program include Hole 009-06 which intersected 20 m of 0.25% Cu (including 7 m of 0.32% Cu) and Hole 005-06 which intersected 2 m of 0.9% Cu (including 1 m of 1.6% Cu) and 5 m of 0.6% Cu (including 3 m of 0.7% Cu). Out of the nine holes that were drilled, copper mineralization was intersected in four. Results are provided below. The priority uranium targets will be tested in the 2007 season.

Nor Diamond Drill Results 2006

HOLE_NO (Depth, m)	FROM (M)	From feet	TO (M)	To feet	WIDTH (M)	WIDTH feet	% Cu	INTERCEPTS
NOR-001-06 (74.06m)								No significant intercepts.
NOR-002-06 (196.7m)	14	45.9	15	49.2	1	3.3	0.21
	115	377.2	116	380.5	1	3.3	0.36
	120	393.6	121	396.9	1	3.3	0.11
	176	577.3	177	580.6	1	3.3	0.13
	184	603.5	190	623.2	6	19.7	0.14
NOR-003-06								No significant intercepts.

(471.65m)
NOR-004-06 (91.40m)								No significant intercepts.
NOR-005-06 (259.10m)	109	357.5	111	364.1	2	6.6	0.9	Including 1m @ 1.6% Cu.
	114	373.9	126	413.3	12	39.4	0.1	Including 2m @ 0.2% Cu.
	143	469	155	508.4	12	39.4	0.2	Including 1m @ 0.5% Cu.
	161	528.1	163	534.6	2	6.6	0.2
	189	619.9	194	636.3	5	16.4	0.6	Including 3m @ 0.7% Cu.
	220	721.6	235	770.8	15	49.2	0.2	Including 4m @ 0.3% Cu.
NOR-006-06 (199.60m)								No significant intercepts.
NOR-007-06 (210.67m)	108	354.2	109	357.5	1	3.3	0.17
	114	373.9	118	387	4	13.1	0.23	Including 1m @ 0.40% Cu.
	127	416.6	128	419.8	1	3.3	0.25
	134	439.5	135	442.8	1	3.3	0.11
	167	547.8	172	564.2	5	16.4	0.17	Including 1m @ 0.29% Cu.
HOLE_NO (Depth, m)	FROM (M)	From feet	TO (M)	To feet	WIDTH (M)	WIDTH feet	% Cu	INTERCEPTS
NOR-008-06 (104.88m)								No significant intercepts.
NOR-009-06 (87.50m)	5	16.4	25	82	20	65.6	0.25	Including 7m @ 0.32% Cu.

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

The results from the 2006 drill program showed that there is mineralization and alteration throughout the Nor property, however, it was unable to complete the extensive drill program or comprehensive evaluation of its priority targets as a result of a shortage of experienced diamond drill crews and operational problems from aging equipment supplied by the drill contractor. Management felt it prudent to end the drill program early and preserve the capital in the treasury to apply it to next year’s program.

In 2007, the Company conducted ground geophysical surveys with a scintillometer to test the radiometric characteristics of the outcrop and float. The Company’s geologists collected grab samples over areas recording high levels of radiometric readings. The grab samples were then sent to Acme Analytical Lab. in Vancouver for analysis. These samples returned assay values of 4.80%, 1.30%, 1.48%, and 5.54% uranium. The sample that returned 4.80% uranium was taken from outcrop and is coincident with the geochemical anomaly at the contact of the Fairchild Group rocks and the Wernecke Breccia, which is known for its uranium potential throughout the Yukon. The three grab samples that returned 1.30%, 1.48%, and 5.54% uranium were taken over an area 78 meters away from the sample that returned 4.80% uranium.

The Company also conducted scintillometer surveys on the Nor property in 2007. The survey identified two new uranium showings which appear to line up with the original showing in a north-northwesterly trend over a strike length in excess of 1.1 km. An extensive trenching program designed to expose bedrock will clarify the relationship between these two uranium showings. The hand trenching the Company conducted this year did not get through the overburden and reach bedrock to reveal the showings’ geological structural features.

This year the Company also completed a property-wide airborne radiometrics and magnetic survey. The survey’s preliminary readings identified a number of areas of interest. Detailed analysis and further interpretation of the results is underway and results will be issued as soon as they are available.

Between June and September 2007, the Company drilled the Nor property. The drill company had extensive experience, suitable equipment for the helicopter supported drill program and experienced crews. The Company drilled its priority uranium targets, which remain untested, and followed up on the copper mineralization intersected in four of the nine diamond drill holes completed during 2006. Seven holes were drilled in total. On September 10, 2007, the Company completed the drilling program for the season. All the drill samples were shipped to Eco Tech Laboratories for analysis and assays results are pending.

CARSWELL PROPERTY, SASKATCHEWAN – URANIUM

Location and Access to the Carswell Property
The Carswell uranium property is located on the Carswell Dome Formation in the Athabasca Basin. On March 2, 2005 the Company granted an option to ESO Uranium Corp. (previously Essendon Solutions Inc.) to acquire a 50% interest in the property for total present and future consideration of $25,000, 200,000 shares and a commitment to expend $100,000 on exploration on the property.

Exploration on the Carswell Property
In October 2005, a Megatem II airborne geophysical survey was carried out by ESO over the property. The magnetic signature of the Company’s ground shows a central low area running NNW-SSE flanked by two higher magnetic regimes and this has some similarity to the magnetic setting for several of the Cluff Lake deposits. The magnetic low was interpreted to indicate metasedimentary rocks that may include graphitic horizons, which if faulted, can form conductive structures. Elsewhere in the Athabasca Basin, such conductors are associated with uranium deposits. Five conductors were identified by the Megatem survey within and subparallel to the central magnetic low.

1n October 2006, ESO Uranium Corp. (ESO) conducted an extensive ground geophysical exploration program in the Western Athabasca Basin which covered the Carswell project. The Company was advised that the preliminary results of the ground geophysical horizontal loop electromagnetic survey confirmed a number of conductors that were identified on the Company’s ground by an airborne geophysical survey conducted in October 2005.

In 2007 ESO advised the Company of its intention to initiate a diamond drill program on its Carswell property. The program will follow up on geochemical and geophysical targets related to fields of highly radioactive boulders identified in earlier exploration reports. The proposed expenditures from this program will fulfill ESO’s property expenditure obligations under the option agreement with International KRL. This will enable the two companies to pursue a Joint Venture agreement. ESO also advised that it had engaged MPH Consulting

Ltd., an independent firm with considerable experience in the Athabasca Basin, to complete a NI 43-101 technical report, which will cover International KRL’s claim.

U CLAIMS, YUKON TERRITORY -URANIUM

Location and Access to the U Claims
The U Claims are located approximately 170 km south of Dawson in the Dawson Mining District of the Yukon Territory. The property consists of 90 mineral claims covering 4,647 acres (1,881 hectares). International KRL acquired the right to earn a 100% interest, subject to a 2% NSR, by an option agreement dated August 1, 2006. The terms of the option are detailed in Note 4(e) to the financial statements.

Exploration Program on the U Claims
In 2007, the Company planned and conducted an airborne geophysical survey over the U Claims. The results of the radiometrics and magnetic surveys will be announced once they have been complied and evaluated.

WHITE RIVER COPPER PROPERTY, YUKON TERRITORY – COPPER

Location and Access to the White River Copper Property
In 2007 the Company entered into an option agreement with Shawn Ryan of Dawson City, Yukon Territory, whereby International KRL was granted the option to earn a 100% interest, subject to a 2% NSR, in 32 mineral claims located in the Whitehorse Mining District of the Yukon Territory. The White River Copper property covers 1,652 acres (669 hectares). The terms of the property option agreement are detailed in Note 4(f) in the audited consolidated financial statements.

Exploration Program on the White River Copper Property
The Company plans to verify the historical data collected from trenches and surface showings on the White River Copper property. The program will involve the Company’s geological team verifying the location of the historic diamond drill hole and the anomalies identified by the Induced Polarization (IP) survey. The information generated from the historic exploration programs will then be evaluated and followed up with modern exploration techniques.

TURN RIVER PROPERTY, YUKON TERRITORY – URANIUM

Location and Access to the Turn River Property
International KRL and Logan Resources Ltd. acquired by staking a large land package prospective for uranium in the Cassiar Plateau. The land package consists of 2,220 claims, covering 46,941 hectares and includes twelve distinct project areas. The Company has a 50% interest in this property.

In August 2007, subsequent to the year end, both International KRL and Logan Resources Ltd. staked an additional 1,311 claims prospective for nickel at the Turn River property. The uranium nickel project now consists of 3,531 claims over 12 independent blocks covering approximately 74,287 hectares (183,567 acres). Each company holds a 50% interest in the project.

Exploration Program on the Turn River Property
International KRL Resources Corp. and Logan Resources Ltd. plan an aggressive exploration program on this property for the next field season. The exploration program will include prospecting, geological mapping, geochemistry sampling, and radiometric surveying.

BEAR RIVER PROPERTY, BRISTISH COLUMBIA – GOLD

Location and Access to the Bear River Property
The Bear River property is located in the Skeena Mining Division, BC, in the historic Stewart Gold Camp. It consists of three claims representing 31 claim units, 100% owned mineral claims (subject to NSRs) covering an area of 775 hectares.

Exploration Program on the Bear River Property
Exploration work to date shows gold and silver mineralization hosted in epithermal quartz veins as well as gold with massive sulphides in altered volcanics. The mineralization comprises several assemblages that occur in quartz (carbonate) veins, breccia vein stockworks and breccia zones hosted in intrusive bodies. The principle target is the Hill Top Zone, covering an area of 500 m x 300 m. The geology consists mainly of silicified and pyritized volcanic sedimentary and intrusive rocks. An IP survey confirmed the presence of sulphides in a large silicified area. A soil-sampling program confirmed the IP results. A limited diamond drill program (conducted in 1992) of 14 holes (1,847 m over a 450 m by 300 m area east of the Hill Top zone) intersected 3 m of 2.61 g/t gold and 87 m of 1.94 g/t gold in Drill Hole MM-13. Drill Hole MM-1 intersected 29.50 m at 0.54 g/t gold. All the drill holes assayed anomalous copper.

Plan Of Operations

Source of Funds for Fiscal 2007/2008
The Company’s primary source of funds since incorporation has been through the issuance of common shares and share purchase warrants.

International KRL Resources Corp. had a working capital of $2,145,834 at 8/31/2007 and $3,431,411 at 5/31/2007. During the period the Company raised a net amount of $2,188,911 from a private placement and the exercise of warrants and options.

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

Use of Funds for Fiscal 2008/2007
During fiscal 2008, the Company estimates that it might expend $900,000 on general/administrative expenses and approximately $3.5 million on property acquisition/exploration expenses

Anticipated Changes to Facilities/Employees
The Company will continue to focus the majority of its efforts on further exploration of its mineral properties in the Yukon Territory. On July 5, 2006, the Company appointed Michael Hibbitts of Coquitlam B.C., to the position of Vice President, Exploration. On September 7, 2007, Mr. Hibbitts resigned from this position in order to pursue personal priorities and interests. He will be available to the companies to verify assays from the 2007 exploration and drill programs.

United States vs. Foreign Sales/Assets
The Company generated no revenue during the last three years.

At 5/31/2007 all of the Company’s assets were located in Canada.

Material Effects of Government Regulations
The current and anticipated future operations of the Company, including further exploration activities require permits from Canada’s government authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company. The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

Seasonality Dependency upon Patents/Licenses/Contracts/Processes Sources/Availability of Raw Materials
The Company’s exploration properties located in northern Canada in the Yukon Territory have limited road access during the winter months. The Company has no intellectual property and is not subject to availability of raw material.

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

The Shining Tree/Copper Hill/Golden Sylvia Property

Acquisition Details
The Company owns or has the option to acquire a 100% interest in mining claims and leased claims comprising 849 contiguous units covering approximately 17,000 hectares of Provincial Crown lands. The claims were acquired either by staking or pursuant to numerous property acquisition agreements entered into by the Company since 1991. All of these claims are in good standing through 2008. The property acquisition agreements are described below:

Property Description and Location
This property is located in the Canadian province of Ontario and covers portions of the MacMurchy, Kelvin, Tyrrell, Natal, Churchill and Knight Townships. The claims are approximately 54 miles south of the city of Timmins and are within 3 miles of the junctions of the Grassy Lake Road and Canadian Highway 560.

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

The climate is typical of northeastern Ontario, with below freezing temperatures (-5 to -40 degree Celsius) from November to April and brief periods of hot weather in the summer from 10 to 30 degrees Celsius. Precipitation is moderate, most of it is in the form of snow averaging 2.4 metres per year.

Future Plans by International KRL Resources
The Company is seeking regulatory approval to permit the distribution of its interest in the Copper Hill Project to its shareholders, by way of a reduction of paid up share capital on a pro-rata basis, as detailed in section 4B Business Overview- Historical Corporate Development. The Company is currently engaged in exploring the Copper Hill property.

Nor Property, Yukon Territory (Copper,Gold,Uranium)

Acquisition Details
On October 24, 2004, the Company entered into an option agreement to acquire a 100% interest in 52 mineral claims in the Dawson Mining District, Yukon Territory from Shawn Ryan. In order to earn the 100% interest, subject to a 2% NSR retained by Ryan, the Company must make $207,500 in cash payments and issue 1,000,000 shares as follows:

Cash consideration:

(i)	$7,500 paid within 5 days of agreement (paid);
(ii)	a further $20,000 paid on June 1, 2005 (paid);
(iii)	a further $30,000 to be paid on Dec 1, 2005 (paid);
(iv)	a further $40,000 to be paid on Dec 1, 2006 (paid);
(v)	a further $50,000 to be paid Dec 1, 2007; and
(vi)	a further $60,000 to be paid Dec 1, 2008.

If at any time the shares of the Company trade, for 10 days, at $1 or more, all further cash payments will be deemed to have been satisfied.

Share consideration:

(i)	200,000 shares issued in Dec, 2004 (issued);
(ii)	a further 200,000 shares issued on Dec 1, 2005 (issued);
(iii)	a further 200,000 shares to be issued on Dec 1, 2006 (issued);

(iv)	a further 200,000 shares to be issued on Dec 1, 2007; and
(v)	a further 200,000 shares to be issued on Dec 1, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by Ryan for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

Since signing the option, the Company has staked additional ground contiguous to, and in the vicinity of, the property. The Nor Property now comprises 448 claims.

Property Description and Location

The Nor property is located on the east flank of the Richardson Mountains, about 65 km east of the Dempster Highway and 250 km north of Dawson City, Yukon Territory. The property exhibits some similarities to the Olympic Dam uranium mine property in Australia, including some similarities in geology, presence of anomalous uranium, copper, gold and rare earth elements and very large magnetic and gravity anomalies. The property has not previously been explored as a uranium target.

Local Resources, Infrastructure and Physiography

The property is accessible by helicopter from the Eagle Plains Lodge on the Dempster Highway, 65 km west of the property. The nearest community is Fort McPherson, 140 km north of the property.

The topography on the property is of moderate relief. The whole property is covered by permafrost, from the valley to the highest point on the ridge is 290 m.

The climate is typical of the Yukon Territory, in that it is very cold (-50oC) in the winter and relatively warm in the summers (+30oC). The precipitation is high/moderate.

Future Plans by International KRL Resources

The Company is currently exploring the Nor property. Recently the Company completed a diamond drill program on the property. The Company plans to continue its exploration work on the Nor and management will formulate a work program for 2008 at a later date. The Company is negotiating with several drill contractors for its 2008 diamond drill program.

Carswell Property, Saskatchewan - Uranium

Acquisition Details
International KRL Resources Corp. staked the property on the Carswell Dome Formation, Athabasca Basin, Saskatchewan, covering 5,993 acres. The Company optioned the property to ESO Uranium Corp. (formerly Essendon Solutions Inc.). Pursuant to the agreement dated March 2, 2005, ESO Uranium Corp. does the following to earn a 50% interest in the property:

(i)	pay $25,000 on or before March 19, 2005 (received);
(ii)	issue 100,000 shares on or before March 19, 2005 (received);
(iii)	issue 50,000 shares on or before March 14, 2006 (received);
(iv)	issue 50,000 shares on or before March 14, 2007 (received);
(v)	expend $25,000 on exploration before March 14, 2006 (expended);
(vi)	expend $25,000 on exploration before March 14, 2007 (expended);
(vii)	expend $25,000 on exploration before March 14, 2008; and

(viii)	expend $25,000 on exploration before March 14, 2009.

Property Description and Location
This property is located in Saskatchewan in the uranium-rich Athabasca Basin covering 2,425.5 hectares. The Company’s property is in the Cluff Structure, also known as the Carswell Dome, and is flanked by claims of Titan Uranium Corp. to the south and east, Hathor Exploration Ltd. to the north and on the west side by the mining licenses of the past-producing Cluff Lake Mine. The mine is reported to have produced over 60 million pounds of uranium. The mine also recovered by-product gold in the last years of operation.

Local Resources, Infrastructure and Physiography

The Carswell property is accessible via a gravel road- Cluff Lake Mine Road, which serviced the Cluff Lake Mine. The Cluff Lake Mine road is off Highway 155.

Topography in this area is fairly flat, and the climate is typical of northern Canada, in that it is very cold (-50oC) in the winter and relatively warm in the summers (+30oC). The precipitation is high/moderate.

Future Plans by International KRL Resources
The Company is currently working on a joint venture agreement with Eso Uranium Corp.

Bear River Property, British Columbia – Gold

Acquisition Details
International KRL Resources Corp. owns a 100% interest in the property subject to NSR.

INTERNATIONAL KRL RESOURCES CORP. - BEAR RIVER PROJECT

Claim Name	Mining Division	Tenure Number	Date Staked	Units	Tag Number	Expiry Date	Registered Owner
Dunwell 4 Fr. M.M. #100 Old John	Skeena Skeena Skeena	251711 250741 396916	9-Mar-1987 11-Jul-1979 26-Sep-2002	1 18 12	Lot Table 24607 226156	5-Mar-2007 5-Mar-2007 26-Sep-2007	Seamus Young Seamus Young Seamus Young
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

White River Copper, Yukon Territory (Copper)

Acquisition Details

On August 1, 2006, the Company entered into an option agreement to acquire a 100% interest in 32 mineral claims in the Whitehorse Mining District, Yukon Territory from Shawn Ryan. In order to earn the 100% interest, subject to a 2% NSR retained by Ryan, the Company must make $160,000 in cash payments and issue 600,000 shares and incur $500,000 of exploration work as follows:

Cash consideration:

(i)	$10,000 to be paid in April 2007 (paid);
(ii)	a further $20,000 to be paid on April 1, 2008;
(iii)	a further $25,000 to be paid on April 1, 2009;
(iv)	a further $30,000 to be paid on April 1, 2010;
(v)	a further $35,000 to be paid on April 1, 2011; and
(vi)	a further $40,000 to be paid on April 1, 2012.

Share consideration:

(i)	100,000 shares to be issued in April, 2007 (issued);
(ii)	a further 100,000 shares to be issued on April 1, 2008;
(iii)	a further 100,000 shares to be issued on April 1, 2009;
(iv)	a further 100,000 shares to be issued on April 1, 2010;
(v)	a further 100,000 shares to be issued on April 1, 2011; and
(vi)	a further 100,000 shares to be issued on April 1, 2012.

If at any time after December 12, 2007 the shares of the Company trade, for 10 consecutive days:

(i)	at $1.50 per share or more, all further cash payments will be reduced by 50% and/or
(ii)	at $3.00 per share or more:
all further cash payments will be reduced to nil; and
all further share issuances will be reduced by 50%.

Exploration expenditures:

$500,000 during the term of the agreement.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $1,000,000 and the right of first refusal on the remaining 50%.

Property Description and Location

The White River Copper is located in the Whitehorse Mining District of the Yukon Territory. Historical diamond drill holes intersected 20.7 m of 2.14% copper (Yukon MINFILE 115F059). Since 1905, native copper, chalcocite and bornite have been found on the property, the source of the copper has not been discovered.

Local Resources, Infrastructure and Physiography

The property is accessible by helicopter from the Beaver Creek on Alaska Highway and the nearest community is Beaver Creek. The topography on the property is of moderate to flat relief. The whole property is covered by permafrost. The climate is typical of the Yukon Territory, in that it is very cold (-50oC) in the winter and relatively warm in the summers (+30oC). The precipitation is high/moderate.

Future Plans by International KRL Resources

The Company plans to verify the historical data collected from trenches and surface showings on the property. The program will involve the Company’s geological team verifying the information generated from all historic exploration programs and following up with modern exploration techniques.

U Claims, Yukon Territory (Uranium)

Acquisition Details

On August 1, 2006, the Company entered into an option agreement to acquire a 100% interest in 90 mineral claims in the Dawson Mining District, Yukon Territory from Shawn Ryan. In order to earn the 100% interest, subject to a 2% NSR retained by Ryan, the Company must make $260,000 in cash payments and issue 750,000 shares and incur $500,000 of exploration work as follows:

Cash consideration:

(i)	$30,000 paid within 5 days of agreement (paid);
(ii)	a further $30,000 to be paid on November 30, 2007;
(iii)	a further $40,000 to be paid on November 30, 2008;
(iv)	a further $50,000 to be paid on November 30, 2009;
(v)	a further $50,000 to be paid on November 30, 2010; and
(vi)	a further $60,000 to be paid on November 30, 2011.

Share consideration:

(i)	200,000 shares to be issued on December 7, 2006 (issued);
(ii)	a further 150,000 shares to be issued on November 30, 2007;
(iii)	a further 100,000 shares to be issued on November 30, 2008;
(iv)	a further 100,000 shares to be issued on November 30, 2009;
(v)	a further 100,000 shares to be issued on November 30, 2010; and
(vi)	a further 100,000 shares to be issued on November 30, 2011.

If at any time after November 30, 2007 the shares of the Company trade, for 10 consecutive days:

(i)	at $1.50 per share or more, all further cash payments will be reduced by 50%; and or
(ii)	at $3.00 per share or more,
all further cash payments will be reduced to nil; and
All further share issuances will be reduced by 50%.

Exploration expenditures:

$500,000 during the term of the agreement.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $1,000,000 and the right of first refusal on the remaining 50%.

Property Description and Location

The White River Copper is located in the Whitehorse Mining District of the Yukon Territory. Historical diamond drill holes intersected 20.7 m of 2.14% copper (Yukon MINFILE 115F059). Since 1905, native copper, chalcocite and bornite have been found on the property, the source of the copper has not been discovered.

Local Resources, Infrastructure and Physiography

The U Claims are located approximately 170 km south of Dawson City, Yukon. Historical work discovered several uranium geochemical anomalies on the property. The property is accessible via helicopter and rotary or fixed wing aircraft. The topography on the property is of moderate to steep relief. The whole property is covered by permafrost. The climate is typical of the Yukon Territory, in that it is very cold (-50oC) in the winter and relatively warm in the summers (+30oC). The precipitation is high/moderate.

Future Plans by International KRL Resources

The Company plans to conduct an airborne geophysical survey over the U Claims.

Turn River, Yukon Territory (Uranium and Nickel)

Acquisition Details
The Company and Logan Resources Ltd. acquired by staking a large land package prospective for uranium in the Cassiar Plateau. The land package consists of 2,220 claims, covering 46,941 hectares and includes twelve distinct project areas. International KRL Resources Corp. has a 50% interest in the property.

On August 1, 2007, both International KRL and Logan Resources Ltd. staked an additional 1,311 claims prospective for nickel at the Turn River property. The uranium nickel project now consists of 3,531 claims over 12 independent blocks covering approximately 74,287 hectares (183,567 acres). Each company holds a 50% interest in the project.

Property Description and Location

The Turn River project is located 95 km northeast of Whitehorse, Yukon Territory. 11 of the 12 blocks of the Turn River property have excellent uranium potential with silt geochemical values up to 291 ppm which is 21 times higher than the 95% percentile for uranium in silts samples in the Yukon. The 12th block is in ultramafic intrusives and volcanics with elevated nickel values up to 545 ppm.

Local Resources, Infrastructure and Physiography

The property is serviced by the Canol Road.

The topography on the property is of steep to moderate relief. The whole property is covered by permafrost. The climate is typical of the Yukon Territory, in that it is very cold (-50oC) in the winter and relatively warm in the summers (+30oC). The precipitation is high/moderate.

Future Plans by International KRL Resources
The Company and Logan Resources Ltd. plan an aggressive exploration program on this property. The exploration program will include prospecting, geological mapping, geochemistry sampling, and radiometric surveying.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 5/31/2007, 5/31/2006 and 5/31/2005 should be read in conjunction with the financial statements of the Company and the notes thereto.

Overview for 5/31/2007

During the year, the Company raised $1,789,832 through a private placement. In December 2006, International KRL issued 6,754,083 flow through units at $0.265 per unit for proceeds of $1,789,832. Each unit consisted of one flow through share and one-quarter non flow through share purchase warrant with one whole share purchase warrant exercisable at $0.365 per share until December 22, 2007.

Through the exercising of 568,078 warrants and 550,000 employee incentive stock options and 670,726 Agent’s options, International KRL netted $399,079. The Company spent a total of $2,791,488 on mineral interest acquisition and exploration expenditures. Administration expenses amounted to $1,128,336, which includes non-cash stock-based compensation totaling $160,461 and amortization of $13,171. There was a net decrease in cash of $738,719 for the year.

SELECTED ANNUAL INFORMATION

	May 31, 2007	May 31, 2006	May 31, 2005 Restated
Net income (loss)	(1,894,578)	(187,656)	(609,027)
Net income (loss) per share (basic and diluted)	0.03	-	(0.02)
Total assets	10,701,277	9,467,561	5,569,509

As the Company has no revenues, increased exploration activity and operations causes an increase in losses. Other losses can be caused by write-downs or write-offs of carrying value of impaired mineral assets.

RESULTS OF OPERATIONS

Net loss in the current year was $1,894,578 compared to a net loss of $187,656 for the prior year, reflecting a net overall decrease of $1,706,922. Significant line item changes were as follows:

  Impairment loss on the Copper Hill property of $958,629 to reflect the value at which the property was transferred to GHR. This write down does not reflect a change in the property’s mineral potential.
  Provision for future income tax recoveries of $772,912 was made resulting in an increase of $232,376 from the prior year.
  Management fees increased by $53,563 due to competitive compensation adjustments.
  Office expense increased by $79,590 mainly due to increased costs of the new premises and due to a tax penalty of $19,437 for not spending cash committed for explorations from Flow Through shares before the deadline.
  Travel and promotion increased by $99,033 due to increased efforts to raise the profile of the company.
  Dilution loss of $749,584 incurred upon a private placement issued by GHR to minority interest which resulted in International KRL’s percentage of ownership in GHR decreasing from 100% to 65.32%
  Professional fees increased by $216,505 due to increased activities associated with the spin-off of the Copper Hill property to GHR and GHR seeking reporting issuer status.
  Stock based compensation decreased by $160,403 due to fewer incentive stock options issued in the current year.

Some of the changes in the line items may be attributed to the reclassification of comparative figures to conform to the current year’s presentation. Such reclassification is for presentation purposes only and has no effect on previously reported results (Refer to Note 2 (p) of the audited consolidated financial statements).

SUMMARY OF QUARTERLY RESULTS

Prepared in accordance with Canadian generally accepted accounting principals and expressed in Canadian dollars.

	May 31, 2007	Feb 28, 2007	Nov 30, 2006	Aug 31, 2006	May 31, 2006	Feb 28, 2006	Nov 30, 2005	Aug 31, 2005
Net income (loss)	(384,756)	(278,708)	(1,004,619)	(226,495)	580,532	(436,621)	(97,597)	(233,970)
Net income (loss) per share (Basic and diluted)	(0.006)	(0.005)	(0.018)	(0.004)	0.013	(0.009)	(0.003)	(0.006)

LIQUIDITY

At May 31, 2007, the Company had working capital of $3,431,411 which management considers sufficient to continue operations for the coming year. However, there are insufficient funds to meet all property commitments listed below, as they now stand. The Company will be seeking to raise further funds from private placement financings to meet these commitments or may seek extensions to the exploration schedule. Also, in the longer term, in order to continue operations, and in particular, to fund ongoing expenditure commitments listed below and in the notes to the financial statements, the Company will need to raise additional capital. The Company plans to do this through private placements and public offerings.

CHANGES IN FINANCIAL POSITION

The Nor, U Claims, and White River Copper properties are held under option agreements. During the fiscal year International KRL entered into property option agreements to earn 100% interest in the U Claims and White River Copper properties. Under these agreements the Company must make various cash and stock payments and incur exploration expenditures by various deadlines. Details of these requirements are listed in the notes to the audited annual financial statements.

At the date of this report, all cash payments on the above three property options were up to date and all share payments have been made. Extensions have been received for all exploration expenditure commitments that have not yet been met.

Under the Nor, U Claims, and White River Copper property options, cash and expenditure requirements for the year ahead amount to approximately $100,000. The Copper Hill and Bear River properties have no further payment requirements, beyond the exploration required for standard assessment to keep the claims in good standing.

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

SELECTED ANNUAL INFORMATION (expressed in Canadian dollars)

May 31, 2005
Restated
Net loss	(609,027)
Net loss per share	(0.02)
Total assets	5,569,509

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

The increase in mineral properties of $874,920 includes acquisition of the Nor property in the Yukon - $73,665 and the Carswell property in Saskatchewan -Nil (after recording the full recovery of the original $4,071 of staking costs by optioning 50% of the property to ESO Minerals). Additionally, $19,000 was spent on option payments and staking on the Copper Hill property before write-offs of $18,000. The remaining increase of $802,065, represents explorations expenditures on the Copper Hill property in Ontario ($735,000) and the start of a continuing geophysics program on the Nor property in the Yukon ($78,183 before tax credits).

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

US GAAP Reconciliation

5.E. Off-Balance Sheet Arrangements.

The Company has no off balance sheet arrangements.

5.F. Tabular disclosure of contractual obligations.

The Company has no contractual obligations.

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

Recent Accounting Pronouncements Applicable to Us

US GAAP

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

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

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. The implementation of SFAS No. 158 did not have any material impact on its financial position and results of operations.

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

New Handbook Section 1530, Comprehensive Income, introduces a requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. In 2007, the Company had investments in shares of arm’s-length corporations that may be classified as available for sale investments. The Company would be required to recognize unrealized gains and losses on these securities and include these amounts in comprehensive income. The effective date for this section is for fiscal years beginning on or after October 1, 2006. Implementation of this section will more closely align Canadian GAAP with U.S. GAAP.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 6
Directors and Senior Management
11/01/2007

Name	Position	Age	Date of First Election or Appointment
Seamus Young (3)(6)	President/Director	67	May 1991
Mike Muzylowski (1)	Director	72	November 1990
F. Charles Vickers (1)(2)	Director	58	July 2005
Clifford H. Frame (5)	Director	74	August 2005
Judith T. Mazvihwa (1)(3)(4)	Director	33	November 2003

(1)	Member of Audit Committee.
(2)	Resident/Citizen of Texas, US.
(3)	Resident/Citizen of British Columbia, Canada.
(4)	She spends about half of her time on the affairs of the Company.
(5)	Resident/Citizen of Ontario, Canada
(6)	He spends about half of his time on the affairs of the Company.

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

Judith T. Mazvihwa is a mining geologist with ten years geology and management experience. She recently earned a MBA and is currently earning a CMA designation through Simon Fraser University School of Business. From December 1996 to April 1997, she was a geologist with Prospecting Ventures Ltd.; from June 1997 to September 1999, she was Mining Geologist Section Head with Casmyn Mining Zimbabwe (Pvt) Ltd.; from March 2002 to April 2002, she was a geologist with Cumberland Resources Ltd.; and from April 2002 to November 2002, she was a geologist with Northgate Exploration Ltd. Since December 2002, she was Officer Manager with International KRL Resources Corp. and since December 2003, she has been a CFO and Director of International KRL Resources Corp., a mineral exploration company publicly traded on the TSX Venture Exchange.

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

6.B. Compensation

Cash Compensation
Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2007 ended 5/31/2007 was as follows;

	Fiscal Year	Fiscal Year	Fiscal Year
	2007	2006	2005
Management Fees	$96,000	$42,500	$29,600
Supervision Fees	$63,426	$47,143	$36,800
Salary	$36,417	$32,048	$28,900

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

Stock Options. The Company may grant stock options to Directors, Senior Management and employees. 950,000 stock options were granted during Fiscal 2006. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration. The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2008 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

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

Pension/Retirement Benefits. No funds were set aside or accrued by the Company during Fiscal 2007 to provide pension, retirement or similar benefits for Directors or Senior Management.

Written Management Agreements
Seamus Young has an “employment agreement” dated 2/1/2002 that stipules that he will be compensated, directly and indirectly, $5,000 per month. T-Bags Management Inc., a non-reporting company controlled by Seamus Young, entered into an agreement dated January 1, 2006 to provide management consulting services for a term of three years for the sum of $10,000 per month. This 1/1/2007 contract replaced the 2/1/2002 contract. In the event of termination without cause, the Company shall pay severance equal to the number of months remaining under the term of the agreement, multiplied by the compensation rate at the date of termination.

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

Mazvihwa. The Audit Committee intends to meet at least four times during Fiscal 2008. In Fiscal 2007, the Audit Committee met four times.

Due to the passing into law, of the new Business Corporations Act (British Columbia) in 2004, the Company revised its articles. All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles. Officers are appointed to serve at the discretion of the Board of Directors. The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term. The Board’s duties and responsibilities are all carried out in a manner consistent with that fundamental objective. The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-today management of the business and affairs of the Company delegated by the Board to the CEO and other Senior Management.

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

6.D. Employees
As of 10/01/2007, the Company had seven employees, including the Senior Management. As of 3/31/2006, the Company had seven employees and as of 3/31/2005 and 3/31/2004, the Company had five employees on average (including the Senior Management). None of the Company's employees are covered by collective bargaining agreements.

6.E. Share Ownership
Table No. 7 lists, as of 10/18/2007, Directors and Senior Management’s beneficial ownership in the Company's voting securities, consisting solely of common shares. It also lists the amount of the Company's voting securities owned by the Directors and Senior Management as a group.

Table No. 7
Shareholdings of Directors and Senior Management
Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Seamus Young	(1)1,312,197	1.98%
Common	Mike Muzylowski	233,800	0.35%
Common	Judith T. Mazvihwa	52,000	0.08%
Common	F. Charles Vickers	(2)1,500,000	2.26%
Common	Clifford H. Frame	(3)55,000	0.08%
Common	RAB Special Situations LP	3,900,000	5.89%
	Total Directors/Management 5% Holders	7,052,997	10.64%

(1)	Includes direct and beneficial holdings
(2)	1,500,000 shares controlled and directed for Greyling Investment Inc.
(3)	held by 1047195 Ontario Inc., a corporation controlled by Mrs. Frame
# Based on 66,236,641 fully diluted shares as of 10/18/2007.

Stock Options.

Description of the Company’s Stock Option Plan:

At the Company’s annual general meeting held on November 16, 2007, shareholders approved to renew the Incentive Share Option Plan (the “Plan”) in order to provide incentive to employees, management and others who provide services to the Company to act in the best interest of the Company.

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

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common-voting shares subject to such options are set forth in Table No. 8 as of 11/01/2007, as well as the number of options granted to Directors and independent contractors.

Table No. 8
Stock Options Outstanding

Name	Number of Common-voting Shares	Exercise Price	Grant Date	Expiration Date
Mike Muzylowski, Director	250,000	$0.45	01/30/06	01/30/08
	500,000	$0.16	09/11/07	09/11/09
Seamus Young, Officer/Director	500,000 200,000	$0.45 $0.38	01/30/06 03/23/07	01/30/08 03/23/09
	300,000	$0.16	09/11/07	09/11/09
Clifford H. Frame	500,000	$0.16	09/11/07	09/11/09
Judith T. Mazvihwa, Officer/Director	250,000	$0.45	01/30/06	01/30/08
	250,000	$0.38	03/23/07	03/23/09
	225,000	$0.16	09/11/07	09/11/09
Total Officers/Directors	2,975,000
Employees/Consultants	250,000	$0.50	03/03/06	03/03/08
	550,000	$0.50	04/18/06	04/18/08
	250,000	$0.45	07/5/06	07/5/08
	150,000	$0.38	03/23/07	03/23/09
	75,000	$0.16	09/11/07	09/11/09
Total Consultants	1,275,000
Total	4,250,000

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

Name	Shares Owned 5/31/2007	Shares Owned 5/31/2006	Shares Owned 5/31/2005

Seamus Young	1,312,197	912,197	738,697
Mike Muzylowski	233,800	253,800	90,800
Judith T. Mazvihwa	52,000	7,000	175,000
F. Charles Vickers	1,500,000	1,500,000	Nil
Clifford Frame	55,000	555,000	Nil

7.A.1.c. Different Voting Rights.
The Company’s major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.
On 11/01/2007, the Company’s shareholders’ list showed 66,236,641 common-voting shares outstanding and approximately 100 registered shareholders holding 20,452,440 shares. The Company has researched the indirect holding by depository institutions and other financial institutions and estimates that there are: 1,548 “holders of record" resident in Canada, holding 39,720,739 common-voting shares; 8 “holders of record" resident in the USA, holding 930,699 common-voting shares; and 41 “holders of record” in located in other parts of the world holding 5,132,763 common-voting shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has in excess of 1,597 beneficial (non-registered) owners of its common-voting shares.

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

7.A.4. Change of Control of Company Arrangements.

To our knowledge, there are no arrangements that may at a subsequent date, result in a change in control of the Company.

7.B. Related Party Transactions

Accounting Fees
The aggregate fees billed by the Company’s external auditors, Manning Elliott in each of the last three fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
May 31, 2007	$24,250	Nil	Nil	8,265
May 31, 2006	$13,600	Nil	$4,400	$600
May 31, 2005	$7,900	Nil	$1,200	$3,700

Indirect Payments
---No Disclosure Necessary---

Funds Owing to/from Seamus Young, President/Director

At 5/31/2007, $297,427 was owed from a company controlled by Mr. Young. The Company extended the funds as a loan to purchase geophysical survey equipment which was used to conduct geophysical surveys over the Company’s mineral properties. The loan is non-interest bearing, unsecured, and due upon demand.

The Company advanced funds to a company controlled by the President to pay for exploration and general administration expenses on behalf of the Company. As of 5/31/2007 total amounts paid by the company controlled by the President and reimbursed by Logan is $417,280 for exploration expenses and $98,105 for general administration expenses; $97,755 was owed by the company controlled by the President for advance payments not yet used on behalf of the Company.

Indirect Payments to Seamus Young, President/Director
During Fiscal 2007/2006/2005, respectively, $123,426, $89,643, $66,400, was paid to private company controlled by Mr. Young as management fees and for supervision of properties.

Shareholder Loans

The Company has no shareholder loans.

7.C. Interests of Experts and Counsel

Not applicable.

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

Audited Financial Statements:
Fiscal Years ended 5/31/2007, 5/31/2006, 5/31/2005

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

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange (formerly the Canadian Venture Exchange) in Canada, under the symbol "IRK". The initial public offering was effective on the Vancouver Stock Exchange in 1983.

Table No. 9 lists the high and low sales prices on the TSX Venture Exchange for actual trades of common-voting shares of the Company for the last six months, for the two most recent fiscal years and their quarters.

Table No. 9
TSX Venture Exchange
Common-voting Shares Trading Activity

Period Ended	High (Cdn. $)	Low (Cdn. $)

Monthly:

10/30/2007	0.19	0.15
09/30/2007	0.23	0.14
08/31/2007	0.20	0.14
07/31/2007	0.28	0.19
06/30/2007	0.27	0.21
05/31/2007	0.29	0.24

Fiscal Quarters:
05/31/2007	0.45	0.23
02/28/2007	0.41	0.20
11/31/2006	0.25	0.14
08/31/2006	0.34	0.23
05/31/2006	0.45	0.25
02/29/2006	0.49	0.15
11/30/2005	0.27	0.115
08/31/2005	0.24	0.15

Annual (Fiscal Year):
05/31/2007	0.45	0.14
05/31/2006	0.49	0.135

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

9.A.5. Common Share Description

Common-voting Share Description
All of the shares are authorized common shares of the Company. Once issued, all common shares rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

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

Stock Options
Refer to ITEM 6.E. and Table No. 8 for additional information.

Share Purchase Warrants

Table No. 10 lists, as of 11/02/2007, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants. As of 11/02/2007, the Company was aware of approximately 60 holders of its 8,623,356 share purchase warrants. These warrants were issued in conjunction with private placements and are non-transferable.

Table No. 10
Share Purchase Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants

12/29/2005	1,180,000	1,180,000	$0.30		12/29/2007
01/31/2006	4,237,500	4,237,500	$0.30		02/01/2008
02/01/2006	424,297	424,297	$0.25		02/01/2008
02/01/2006	415,625	415,625	$0.30		02/01/2008
12/22/2006	1,688,521	1,688,521	$0.365		12/22/2007
12/22/2006	35,855	35,855	$0.365		12/22/2007

04/12/2005	641,558	641,558	$0.365	12/22/2007

9.A.6. Differing Rights

9.A.7.a. Subscription Warrants/Right 9.A.7.b. Convertible Securities/Warrants
--- Not applicable ---

9.C. Stock Exchanges Identified

The common-voting shares trade on the TSX Venture Exchange in Canada.
Refer to ITEM #9.A.4.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital.
As of 5/31/2007 there were 100,000,000 common voting shares without par value authorized of which there were 66,236,641 common shares issued and outstanding.

Below is a reconciliation of the number of shares outstanding at the beginning and the end of Fiscal 2007.

Issued as at May 31, 2006	56,850,334

Issued during fiscal 2007 for:

Cash
Flow-through private placements	6,754,083
Stock options exercised	550,000
Agent options exercised	670,726
Warrants exercised	568,078
Mineral property option payments	500,000
Finders’ fees	143,420
Agent warrants	–
Fair value of stock options exercised
transferred from contributed surplus	–
Flow-through shares renunciation	–
Share issuance costs	–
Issued as at May 31, 2007	66,036,641

During the last five years, less than 10% of the capital has been “paid for” with assets other than cash.

10.A.2. Shares Not Representing Capital.
10.A.3. Shares Held By Company.
--- Not applicable ---

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 1/31/2007 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F. Dividends and Paying Agents
The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for nonresident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders. The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G. Statement by Experts
The Company’s auditors for its financial statements for each of the preceding three years was Manning Elliott LLP, Chartered Accountants. Manning Elliott LLP is a member of the Canadian Institute of Chartered Accountants. The audit report for Fiscal 2007/2006/2005 is included with the related financial statements in this Annual Report.

10.H. Document on Display
--- Not applicable ---

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is not subject to market risk. Since all the Company’s operations are in Canada, the Company is not subject to foreign currency risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities
--- Not applicable ---

12.B. Warrants and Rights
--- Not applicable ---

12.C. Other Securities
 --- Not applicable ---

12.D. American Depository Shares
-- Not applicable ---

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

ITEM 16. RESERVED

ITEM 16A. Audit Committee Financial Expert

The following are the members of the Audit Committee:

JudithT. Mazvihwa	not independent(1)	financially literate/financial expert(1)
F.Charles Vickers	independent(1)	financially literate/financial
Chairman		expert(1)
Mike Muzylowski	independent(1)	financially literate/financial expert(1)

(1) Independent as defined under SEC Section 10a.

The Company has determined that each of F. Charles Vickers and Mike Muzylowski qualify as an “audit committee financial expert” and are ‘independent directors’ as defined under SEC Section 10a.

ITEM 16B. Code of Ethics

The Board has adopted a Code of Business Conduct Ethics which applies to all directors, officers, employees and consultants, and prescribes a high standard ethical conduct in all dealings related to the affairs of the Company.

The Company undertakes to provide a copy of the Company’s Code of Ethics to any person, without charge, upon request in writing to the Secretary of the Company.

ITEM 16C. Principal Accountant Fees and Services

In respect to work undertaken for the fiscal year ended May 31, 2007 the Company paid or accrued the following categories of services:

Type of Fees	Amount Paid or	Amount Paid or
	Accrued 2007	Accrued 2006
Audit Fees	$24,250	$13,600
Audit Related	Nil	Nil
Fees
Tax Fees	Nil	$4,400
All Other Fees	$8,265	$600
Total Fees	32,515	$18,600

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

------Not Applicable----

ITEM 16E. Purchase of Equity Securities by Issuer

------Not Applicable----

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

Audited Financial Statements

Auditor’s Report dated September 4, 2007.

Comment by Auditor for U.S. Readers on Canada-U.S. Reporting Differences

Comment by Auditor for U.S. Readers on Canada-U.S. Reporting Differences dated September 8, 2006

Balance Sheets as at May 31, 2007 and 2006

Statements of Operations and Deficit for the Years ended May 31, 2007, 2006 and 2005

Statements of Cash Flows for the Years ended May 31, 2007, 2006 and 2005

Schedules of Deferred Exploration and Development Costs for the Years ended May 31, 2007 and 2006

Notes to the Audited Financial Statements

ITEM 18. FINANCIAL STATEMENTS
The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19. EXHIBITS

1.	Articles of Incorporation/Bylaws as currently in effect:
Incorporated by reference to the Annual Report and Form 6-K’s

2.	Instruments defining the rights of holders of equity or debt securities being registered.
--- Refer to Exhibit No. 1 ---

3.	Voting Trust Agreements:	No Disclosure Necessary

4.	Material Contracts:
Incorporated by reference to the Annual Report and Form 6-K’s

5.	Foreign Patents:	No Disclosure Necessary
6.	Earnings Per Share Calculation:	No Disclosure Necessary
7.	Ratio of Earnings To Fixed Charges:	No Disclosure Necessary
8.	List of Subsidiaries:	No Disclosure Necessary
9.	Statement Regarding Date of Financial Statements: No Disclosure Necessary
10.	Notice Required by Rul3e 104 of Regulation BTR:	No Disclosure Necessary
11.	Code of Ethics as required by ITEM No. 16:	No Disclosure Necessary

12.	The certifications required by Rule 13a-14(a) or Rule 15d-14(a)	xxx

13.	The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and
	Section 1350 of Chapter 63 of Title 18 of the United States Code	xxx

14.	Additional Exhibits:
Incorporated by reference to the Annual Report and Form 6-K’s

INTERNATIONAL KRL RESOURCES CORP.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
MAY 31, 2007, 2006 AND 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
International KRL Resources Corp.
(An Exploration Stage Company)

We have audited the consolidated balance sheets of International KRL Resources Corp. (An Exploration Stage Company) as at May 31, 2007 and 2006, and the consolidated statements of operations and deficit, and cash flows for each of the three years in the period ended May 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2007 and 2006 and the results of its operations and its cash flows for each of the three years then ended in accordance with Canadian generally accepted accounting principles.

/s/ “Manning Elliott LLP”
Chartered Accountants
Vancouver, British Columbia
September 4, 2007

COMMENTS BY AUDITORS ON CANADA – UNITED STATES REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’ ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated September 4, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor’s report when these are adequately disclosed in the financial statements.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when there is a restatement of prior year financial statements, such as the changes described in Note 14 to the financial statements. Our report to the shareholders is expressed in accordance with Canadian reporting standards which do not require a reference to restated financial statements of prior periods when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ “Manning Elliott LLP”
CHARTERED ACCOUNTANTS
Vancouver, British Columbia
September 4, 2007

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
AS AT MAY 31, 2007 AND 2006
(Expressed in Canadian Dollars)

	2007	2006
ASSETS
CURRENT ASSETS
Cash	$581,318	$680,999
Cash committed for mineral exploration	205,989	845,027
Short-term investments	200,000	2,000,000
Short-term investments committed for mineral exploration	1,300,000	–
Marketable securities	64,335	42,335
Amounts receivable	57,667	60,994
Prepaid expenses and deposits	214,078	143,170
Mining exploration tax credit receivable	583,671	–
Due from related parties (Note 10)	436,311	71,451
	3,643,369	3,843,976
PROPERTY AND EQUIPMENT (Note 3)	52,937	62,551
MINERAL PROPERTIES (Note 4)	7,004,971	5,561,034
	$10,701,277	$9,467,561

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$211,958	$131,966
FUTURE INCOME TAXES (Note 11)	336,000	418,000
	547,958	549,966
NON-CONTROLLING INTEREST (Note 5)	1,208,197	–
SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 6)	16,202,681	14,439,872
CONTRIBUTED SURPLUS (Note 9)	646,661	536,365
SHARE SUBSCRIPTIONS RECEIVABLE (Note 10(d))	–	(49,000)
DEFICIT	(7,904,220)	(6,009,642)
	8,945,122	8,917,595
	$10,701,277	$9,467,561

NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS (Note 1)
COMMITMENTS (Notes 4 and 13)

Approved on Behalf of the Board:
/s/ “Seamus Young”	/s/ “Judith Mazvihwa”
Seamus Young, Director	Judith Mazvihwa, Director

(The Accompanying Notes are an Integral Part of these Consolidated Financial Statements)

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

			(Restated –
			Note 14)
	2007	2006	2005

REVENUE	$–	$–	$–

EXPENSES
Administration salaries	128,321	99,449	80,155
Amortization	13,171	14,254	3,739
Management fees (Note 10(a))	96,063	42,500	29,600
Office and miscellaneous (Note 10(a))	159,289	79,699	55,433
Professional fees	274,530	58,025	29,470
Stock-based compensation (Note 7)	160,461	320,864	333,787
Transfer agent and filing fees	22,886	36,869	22,772
Travel and promotion	273,615	174,582	82,156

	1,128,336	826,242	637,112

LOSS BEFORE OTHER INCOME (EXPENSE)	(1,128,336)	(826,242)	(637,112)

OTHER INCOME (EXPENSE)
Dilution loss on share issuance (Note 5)	(749,584)	–	–
Impairment loss on mineral properties (Note 4)	(958,629)	–	(18,000)
Gain on sale of marketable securities	18,526	40,070	–
Impairment of marketable securities	–	–	(4,000)
Gain on option of mineral property	32,744	7,750	50,085
Interest income	91,409	50,230	–

	(1,565,534)	98,050	28,085
NET LOSS BEFORE INCOME TAXES AND
NON-CONTROLLING INTEREST	(2,693,870)	(728,192)	(609,027)
FUTURE INCOME TAX RECOVERY (Note 11)	772,912	540,536	–
NON-CONTROLLING INTEREST (Note 5)	26,380	–	–
NET LOSS FOR THE YEAR	(1,894,578)	(187,656)	(609,027)
DEFICIT - BEGINNING OF YEAR	(6,009,642)	(5,821,986)	(5,212,959)
DEFICIT - END OF YEAR	$(7,904,220)	$(6,009,642)	$(5,821,986)

NET LOSS PER SHARE - BASIC AND DILUTED	$0.03	$–	$0.02

WEIGHTED AVERAGE SHARES OUTSTANDING	60,513,000	44,522,000	25,696,000

(The Accompanying Notes are an Integral Part of these Consolidated Financial Statements)

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

			(Restated –
			Note 14)
	2007	2006	2005
OPERATING ACTIVITIES
Net loss for the year	$(1,894,578)	$(187,656)	$(609,027)
Items not involving cash
Amortization	13,171	14,254	3,739
Future income tax recovery	(772,912)	(540,536)	–
Impairment loss on mineral property	958,629	–	–
Gain on sale of marketable securities	(18,526)	(40,070)	–
Gain on option of mineral property	(32,744)	(7,750)	(28,085)
Stock-based compensation	160,461	320,864	333,787
Dilution loss on share issuances	749,584	–	–
Non-controlling interest	(26,380)	–	–
Changes in non-cash working capital items
Amounts receivable	3,327	(21,597)	(16,368)
Prepaid expenses and deposits	(70,908)	(116,881)	(11,121)
Other current assets	–	–	9,526
Accounts payable and accrued liabilities	79,992	81,398	(27,984)
Due to (from) related parties	(364,860)	(58,222)	20,241
NET CASH USED IN OPERATING ACTIVITIES	(1,215,744)	(556,196)	(325,292)
INVESTING ACTIVITIES
Acquisition of short-term investments	(1,300,000)	(2,000,000)	(1,200,000)
Proceeds on sale of short-term investments	1,800,000	1,200,000	–
Acquisition of property and equipment	(3,557)	(25,593)	(7,971)
Acquisition of marketable securities	–	(16,000)	–
Proceeds on sale of marketable securities	39,526	53,235	–
Acquisition of and expenditures on mineral properties	(2,791,488)	(1,506,508)	(852,753)
Mineral property option proceeds	–	–	25,000
NET CASH USED IN INVESTING ACTIVITIES	(2,255,519)	(2,294,866)	(2,035,724)
FINANCING ACTIVITIES
Proceeds from issuance of shares	2,798,911	4,266,940	2,264,750
Share issuance costs	(115,367)	(74,283)	(197,112)
Share subscriptions received	49,000	–	–
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,732,544	4,192,657	2,067,638
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(738,719)	1,341,595	(293,378)
CASH AND CASH EQUIVALENTS - BEGINNING OF THE YEAR	1,526,026	184,431	477,809
CASH AND CASH EQUIVALENTS - END OF THE YEAR	$787,307	$1,526,026	$184,431
CASH AND CASH EQUIVALENTS CONSISTS OF:
Cash	$581,318	$680,999	$74,281
Cash committed for mineral exploration	205,989	845,027	110,150
	$787,307	$1,526,026	$184,431

(The Accompanying Notes are an Integral Part of these Consolidated Financial Statements)

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

			(Restated –
			Note 14)
	2007	2006	2005

NON-CASH FINANCING AND INVESTING ACTIVITIES
Marketable securities received pursuant to a mineral property
option agreement	$43,000	$12,500	$31,000
Issuance of shares pursuant to mineral property option
agreements	139,000	36,000	35,000
Issuance of shares pursuant to house purchase option
agreements	–	–	10,000
Issuance of shares for finders’ fees	38,006	170,494	53,291

SUPPLEMENTAL INFORMATION
Interest paid	$–	$–	$–
Income tax paid	–	–	–

(The Accompanying Notes are an Integral Part of these Consolidated Financial Statements)

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

International KRL Resources Corp. (“the Company”) was incorporated in the Province of British Columbia and is primarily engaged in the acquisition, exploration and development of mineral properties throughout Canada. There has been no determination whether properties held contain ore reserves, which are economically recoverable. In the ordinary course of business, the Company sells or options its mineral property interests to third parties, accepting as consideration cash and/or securities of the acquiring party. The Company is a public company listed on the TSX Venture Exchange.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

The Company incurred a net loss before future income tax recovery and non-controlling interest of $2,693,870 during the year ended May 31, 2007 (2006 - $728,192) and had a deficit of $7,904,220 at May 31, 2007 which has been funded primarily by the issuance of equity. The Company’s ability to continue its operations and to realize assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs.

These consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business, and do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company’s liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

These financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles prepared on a consolidated basis and include the accounts of the Company and its 65.32% owned Canadian subsidiary, Golden Harp Resources Inc. (“Golden Harp”). All inter-company transactions and balances have been eliminated upon consolidation.

These consolidated financial statements include 100% of the operations of Golden Harp beginning May 31, 2006 to November 30, 2006 and 65.32% of the operations of Golden Harp thereafter resulting from the subsidiary issuing shares to outside interests.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the impairment of mineral properties, valuation allowance for future income tax assets and stock-based compensation.

(c) Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	(d)	Short-term investments

Short-term investments consist of highly liquid short-term interest bearing securities with a term to maturity of greater than three months on the date of purchase. Short-term investments are recorded at the lower of cost plus accrued interest or fair market value.

	(e)	Marketable securities

Marketable securities are recorded at the lower of cost or fair market value. The carrying amount is reduced to market value when the decline in value is other than temporary. As at May 31, 2007, the fair market value of the securities held was $77,842 (2006 - $87,275).

	(f)	Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following rates:

Computer equipment	30%
Computer software	50%
Office and field equipment	20%
Vehicle	30%

In the year of acquisition, amortization is recorded at one-half the above rates.

(g)	Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized Upon commencement of commercial production, the related accumulated costs are amortized against future income of the project using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and management determines that the carrying values cannot be recovered or the carrying values are related to properties that are allowed to lapse, the unrecoverable amounts are charged to operations

The recoverability of the carried amounts of mineral properties is dependent on the existence economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

(h)	Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount which the carrying amount of the asset exceeds the fair value of the asset.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	(i)	Financial instruments

The Company's financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, amounts receivable, accounts payable and accrued liabilities and advances to related parties. The fair values of these financial instruments approximate their carrying values due to the short-term maturity of those instruments except for marketable securities. The fair value of marketable securities is based on the quoted market values. In management's opinion, the Company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The Company is not party to any derivative instruments.

	(j)	Asset retirement obligations

The Company follows the recommendations of the CICA Handbook Section 3110, with respect to asset retirement obligations. This standard required liability recognition for retirement obligations associated with the Company’s resource properties. The standard required the Company to recognize the fair value of the liability for an asset retirement obligation in the period in which it is incurred and record a corresponding increase in the carrying value of the related long-lived asset. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statements of operations. The increase in the carrying value of the asset is amortized on the same basis as the resource properties. At May 31, 2007 and 2006 the Company did not have any asset retirement obligations.

	(k)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. The effect on future taxes for a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

	(l)	Flow-through shares

The Company follows the recommendations of EIC 146 with respect to flow-through shares. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the Company assigns the tax deductions arising from the related resource expenditures to the shareholders. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and the share capital is reduced.

If the Company has sufficient unrecognized tax losses or other future income tax assets to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these future income tax assets, a portion of such unrecognized losses is recorded as tax recovery up to the amount of the future income tax liability that would otherwise have been recognized on the renounced expenditures.

	(m)	Non-controlling interests

Non-controlling interest exists in the 65.32% owned subsidiary of the Company representing the outside interest’s share of the carrying values of the subsidiary. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	(n)	Stock-based compensation

The Company applies the fair value method to stock-based payments to all awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. Agents’ warrants issued in connection with common share placements are recorded as share issuance costs with a corresponding increase in contributed surplus. When the options and warrants are exercised, the exercise price proceeds, together with the amount initially recorded in contributed surplus, are credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation.

	(o)	Income (loss) per share

Basic income (loss) per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted income (loss) per share. The existence of warrants and options affects the calculation of income (loss) per share on a fully diluted basis. As the effect of this dilution is to increase the reported income per share and reduce the reported loss per share, basic and diluted loss are the same.

	(p)	Comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation. Such reclassification is for presentation purpose only and has no effect on previously reported results.

3.	PROPERTY AND EQUIPMENT

			2007	2006
		Accumulated	Net Carrying	Net Carrying
	Cost	Amortization	Value	Value

Computer equipment	$18,236	$13,668	$4,568	$6,525
Computer software	2,327	1,890	437	873
Crew house option	10,000	–	10,000	10,000
Field equipment	26,073	9,158	16,915	21,144
Office equipment	17,521	6,861	10,660	9,213
Vehicle	35,525	25,168	10,357	14,796
	$109,682	$56,745	$52,937	$62,551

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

4.	MINERAL PROPERTIES

	Acquisition	Exploration	Total	Total
	Costs	Expenditures	2007	2006
	$	$	$	$
Copper Hill Project
Beginning of year	537,492	3,621,137	4,158,629	3,883,492
Incurred during the year	7,384	311,804	319,188	275,137
Impairment loss	-	(958,629)	(958,629)	-
End of year	544,876	2,974,312	3,519,188	4,158,629
Nor Property, Yukon
Beginning of year	162,142	1,229,542	1,391,684	135,481
Incurred during the year	121,938	1,975,360	2,097,298	1,256,203
METC claim	–	(578,671)	(578,671)	–

End of year	284,080	2,626,141	2,910,221	1,391,684
Carswell Property, Saskatchewan
Beginning of year	–	–	–	500
Incurred during the year	–	10,256	10,256	4,250
Option payments received	–	(43,000)	(43,000)	(12,500)
Gain on option payments received	–	32,744	32,744	7,750
End of year	–	–	–	–
Bear River Project, BC
Beginning of year	5,369	5,352	10,721	3,803
Incurred during the year	2,520	9,744	12,264	6,918
End of year	7,889	15,096	22,985	10,721
U-Claims Project
Beginning of year	–	–	–	–
Incurred during the year	80,000	47,455	127,455	–
METC claim	–	(4,114)	(4,114)	–
End of year	80,000	43,341	123,341	–
White River Project, Yukon
Beginning of year	–	–	–	–
Incurred during the year	43,000	18,945	61,945	–
METC claim	–	(796)	(796)	–

End of year	43,000	18,149	61,149	–
Turn River Project
Beginning of year	–	–	–	–
Incurred during the year	368,087	–	368,087	–
End of year	368,087	–	368,087	–
Total	1,327,932	5,677,039	7,004,971	5,561,034

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

4.	MINERAL PROPERTIES (continued)

The following table represents exploration expenditures incurred during fiscal 2007:

	Copper			Bear		White	Turn
	Hill	Nor	Carswell	River	U Claims	River	River	Total
	$	$	$	$	$	$	$	$
Accommodation and
meals	29,603	180,412	–	–	375	–	–	210,390
Assays	40,706	28,121	–	–	2,640	–	–	71,467
Drafting	2,804	1,061	1,250	–	248	255	–	5,618
Drilling	–	467,478	–	–	-	–	–	467,478
Fuel	400	219,815	–	–	2,985	695	–	223,895
Geochem surveys	32,661	–	–	–	-	–	–	32,661
Geologist	42,598	222,260	6	–	24,110	6,619	–	295,593
Geophysics	–	8,454	–	–	2,882	–	–	11,336
Helicopter	–	617,321	–	–	7,000	3,690	–	628,011
Licenses and permits	2,097	5,495	–	3,994	3,465	3,360	–	18,411
Line cutting	63,402	–	–	–	–	–	–	63,402
Miscellaneous	3,250	41,772	–	–	–	513	–	45,535
Property supervision
(Note 10(a))	9,750	26,613	9,000	5,750	3,750	3,813	–	58,676
Surveys	69,435	–	–	–	–	–	–	69,435
Transportation	5,890	24,040	–	–	–	–	–	29,930
Wages	9,208	132,518	–	–	–	–	–	141,726
	311,804	1,975,360	10,256	9,744	47,455	18,945	–	2,373,564

The following table represents exploration expenditures incurred during fiscal 2006:

	Copper			Bear
	Hill	Nor	Carswell	River	Total
	$	$	$	$	$
Accommodation and meals	33,144	99,166	–	–	132,310
Assays	13,101	20,343	–	326	33,770
Drafting	–	5,720	–	–	5,720
Drilling	61,589	–	–	–	61,589
Fuel	–	21,928	–	–	21,928
Geological wages, fees and costs	39,045	119,947	–	–	158,992
Geophysics	18,780	99,167	–	–	117,947
Helicopter	–	432,395	–	–	432,395
Housing	–	20,000	–	–	20,000
License and recording fees	6,926	1,349	–	–	8,275
Line cutting	14,715	109,794	–	–	124,509
Property supervision (Note 10(a))	10,200	31,693	4,250	1,000	47,143
Supplies and communication	8,361	49,237	–	224	57,822
Support wages	18,612	44,221	–	–	62,833
Surveys	13,997	86,568	–	–	100,565
Travel and vehicle	15,795	26,198	–	–	41,993
	254,265	1,167,726	4,250	1,550	1,427,791

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

4.	MINERAL PROPERTIES (continued)

	(a)	Copper Hill Project, Ontario

		(i)	By various agreements ranging in date from December 11, 1991 to February 4, 2005 and staking, the Company holds a total of 849 claim units of approximately 20 hectares each including 510 in which the Company has a 100% interest. The Company has 158 claims, or 343 units, with various net smelter returns ("NSR's") ranging between 1% and 3%. The Company has the right to buy-back 50% of the NSR's at prices ranging from $100,000 to $1,000,000 and the right of first refusal on the remaining 50%. The NSR's are contained in nineteen separate agreements without any perimeter clauses.

Included in the above is a 100% interest in 4 mining leases totalling 20 mineral claims located in the MacMurchy, Natal and Knight Townships of Ontario.

		(ii)	The Copper Hill Project was transferred to Golden Harp in exchange for 10,000,000 shares in the subsidiary. The property was transferred at $3,200,000 representing the fair value at the time of transfer, which resulted in an impairment loss of $958,629.

		(iii)	Pursuant to an agreement dated January 22, 2001 the Company had an option to acquire 15 claims, totalling 30 units in the MacMurchy, Tyrrell and Knight townships. Pursuant to an amending agreement dated February 4, 2005, this option was converted to a 100% ownership interest in the claims, in consideration of the issuance of 50,000 common shares in fiscal 2005, at a fair value of $0.14 per share, for total consideration of $7,000. The interest is subject to a 2% NSR retained by the vendors. The Company has the right to purchase 50% of the NSR within 4 years of the commencement of commercial production by paying $1,000,000. The Company has a further right of first refusal on the remaining 50% of the NSR.

		(iv)	Pursuant to an Option Agreement dated February 4, 2004, the Company granted an option to Hemlo North Shore Inc. (“Hemlo”) to acquire 50% of the Company’s interest in the Decker Claim group of the Copper Hill property. During fiscal 2004, Hemlo funded $125,000 of exploration, as an option payment. In November of 2004, the agreement was terminated, due to Hemlo’s failure to make the second option payment.

		(v)	Pursuant to an agreement dated June 3, 2003, the Company acquired 4 mineral claims representing 39 claim units in Tyrrell and Leonard townships of Ontario, in exchange for 60,000 common shares issued in fiscal 2004, at a fair value of $0.20 per share and $6,000 in cash, for total consideration of $18,000. On April 12, 2005, after an unsuccessful prospecting program, the property was returned to the vendors and the acquisition costs of $18,000 were written-off. An additional 5 claims, representing 63 units, contiguous to this property that had been acquired through staking, were also abandoned at that time.

		(vi)	Pursuant to an agreement dated December 1, 2003, the Company re-negotiated its interest in 43 mineral claims from a 17.9% interest to a 100% interest in exchange for 100,000 common shares issued in fiscal 2004 at a fair value of $0.17 per share for total consideration of $17,000. The mineral claims are located in the Knight and Natal Townships of Ontario.

		(vii)	Future commitments under certain option agreements include issuing 5,000 shares upon regulatory acceptance of a technical report recommending a second phase exploration work program on 1 mineral claim located in the Knight Township and making annual advance royalty payments of $10,000 commencing on completion of a bankable feasibility study and continuing until commencement of commercial production with regard to 13 mineral claims located in the Knight and Natal Townships, acquired by an option agreement dated February 4, 1994. The payments shall be applied as a credit against the NSR royalty payable on these claims.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

4.	MINERAL PROPERTIES (continued)

	(b)	Nor Property, Yukon Territory

The Nor Property consists of 448 mineral claims in the Dawson Mining District, Yukon Territory. A total of 396 claims were acquired through staking with 166 claims acquired in the current year. The remaining 52 claims are held pursuant to an Option Agreement dated October 28, 2004, that gives the Company the right to earn a 100% interest. In order to exercise the option, the Company must pay a total of up to $207,500 cash consideration and issue a total of 1,000,000 shares as follows:

Cash consideration:

		(i)	$7,500 paid within 5 days of agreement (paid);
		(ii)	a further $20,000 paid on June 1, 2005 (paid);
		(iii)	a further $30,000 paid on December 1, 2005 (paid);
		(iv)	a further $40,000 paid on December 1, 2006 (paid);
		(v)	a further $50,000 to be paid December 1, 2007; and
		(vi)	a further $60,000 to be paid December 1, 2008.

If at any time the shares of the Company trade, for 10 days, at $1 or more, all further cash payments will be deemed to have been satisfied.

Share consideration:

		(i)	200,000 shares issued in December, 2004 (issued);
		(ii)	a further 200,000 shares issued on December 1, 2005 (issued);
		(iii)	a further 200,000 shares issued on December 1, 2006 (issued);
		(iv)	a further 200,000 shares to be issued on December 1, 2007; and
		(v)	a further 200,000 shares to be issued on December 1, 2008.

A total of 402 claims are subject to a 2% NSR royalty. The Company will have the right to purchase
50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

	(c)	Carswell Property, Saskatchewan

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

Pursuant to an Option Agreement dated March 2, 2005, the Company granted an option to ESO Uranium Corp. (formerly Essendon Solutions Inc.) to acquire 50% of the Company’s interest in the Carswell Property. In order to exercise the option, ESO must pay the Company a total of $25,000 cash, issue a total of 200,000 shares and expend a total of $100,000 on exploration as follows:

		(i)	$25,000 paid on or before March 19, 2005 (received);
		(ii)	100,000 shares issued on or before March 19, 2005 (received);
		(iii)	50,000 shares issued on or before March 14, 2006 (received);
		(iv)	50,000 shares to be issued on or before March 14, 2007 (received);
		(v)	$25,000 expended on exploration before March 14, 2006;
		(vi)	$25,000 expended on exploration before March 14, 2007;
		(vii)	a further $25,000 to be expended on exploration before March 14, 2008; and
		(viii)	a further $25,000 to be expended on exploration before March 14, 2009.

	(d)	Bear River Property, British Columbia

The Company owns a 100% interest in 3 mineral claims representing 31 units, located in the Skeena Mining Division of British Columbia. One of these claims is subject to a 4% NSR Royalty.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

4.	MINERAL PROPERTIES (continued)

	(e)	U Claims, Yukon

Pursuant to an Option Agreement dated August 1, 2006 the Company acquired the right to earn a 100% interest, subject to a 2% NSR royalty, in 90 mineral claims in the Dawson Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of up to $260,000 cash consideration and issue a total of up to 750,000 shares and incur $500,000 of exploration work as follows:

Cash consideration:
		(i)	$30,000 paid within 5 days of agreement (paid);
		(ii)	a further $30,000 to be paid on November 30, 2007;
		(iii)	a further $40,000 to be paid on November 30, 2008;
		(iv)	a further $50,000 to be paid on November 30, 2009;
		(v)	a further $50,000 to be paid on November 30, 2010; and
		(vi)	a further $60,000 to be paid on November 30, 2011.

Share consideration:

		(i)	200,000 shares to be issued on December 7, 2006 (issued);
		(ii)	a further 150,000 shares to be issued on November 30, 2007;
		(iii)	a further 100,000 shares to be issued on November 30, 2008;
		(iv)	a further 100,000 shares to be issued on November 30, 2009;
		(v)	a further 100,000 shares to be issued on November 30, 2010; and
		(vi)	a further 100,000 shares to be issued on November 30, 2011.

If at any time after November 30, 2007 the shares of the Company trade, for 10 consecutive days:

		(i)	at $1.50 per share or more, all further cash payments will be reduced by 50%; and or
		(ii)	at $3.00 per share or more,
all further cash payments will be reduced to nil; and
All further share issuances will be reduced by 50%.

Exploration expenditures:

$500,000 during the term of the agreement.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $1,000,000 and the right of first refusal on the remaining 50%.

(f)	White River Copper, Yukon

Pursuant to an Option Agreement dated August 1, 2006 the Company acquired the right to earn a 100% interest, subject to a 2% NSR royalty, in 32 mineral claims in the Whitehorse Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of up to $160,000 cash consideration and issue a total of up to 600,000 shares and incur $500,000 of exploration work as follows:

Cash consideration:

	(i)	$10,000 to be paid in April 2007 (paid);
	(ii)	a further $20,000 to be paid on April 1, 2008;
	(iii)	a further $25,000 to be paid on April 1, 2009;
	(iv)	a further $30,000 to be paid on April 1, 2010;
	(v)	a further $35,000 to be paid on April 1, 2011; and
	(vi)	a further $40,000 to be paid on April 1, 2012.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

4.	MINERAL PROPERTIES (continued)

	(f)	White River Copper, Yukon (continued)

Share consideration:

		(i)	100,000 shares to be issued in April, 2007 (issued);
		(ii)	a further 100,000 shares to be issued on April 1, 2008;
		(iii)	a further 100,000 shares to be issued on April 1, 2009;
		(iv)	a further 100,000 shares to be issued on April 1, 2010;
		(v)	a further 100,000 shares to be issued on April 1, 2011; and
		(vi)	a further 100,000 shares to be issued on April 1, 2012.

If at any time after December 12, 2007 the shares of the Company trade, for 10 consecutive days:

		(i)	at $1.50 per share or more, all further cash payments will be reduced by 50% and/or
		(ii)	at $3.00 per share or more:
all further cash payments will be reduced to nil; and
all further share issuances will be reduced by 50%.

Exploration expenditures:

$500,000 during the term of the agreement.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $1,000,000 and the right of first refusal on the remaining 50%.

	(g)	Turn River, Yukon

During February 2007 the Company and Logan Resources Ltd., related by common directors, acquired 50% each, by staking in the Cassiar Plateau, Yukon Territory, 2,220 claims, covering 46,941 hectares, which includes twelve distinct project areas.

5.	NON-CONTROLLING INTEREST

Balance, May 31, 2006	$–
Increase in non-controlling interest	1,234,577
Share of net loss	(26,380)
Balance, May 31, 2007	$1,208,197

On November 30, 2006, Golden Harp closed a private placement of 1,582,500 flow-through units at $0.15 per unit and 3,726,250 non-flow-through units at $0.10 per unit for total gross proceeds of $610,000. Each non-flow-through unit consists of one common share and one share purchase warrant. Each flow-through unit consists of one flow-through common share and one-half of one flow-through share purchase warrant. Each whole share purchase warrant is exercisable at $0.25 to purchase one common share for two years. In connection with the private placement Golden Harp paid $44,555 in share issuance costs.

Through the issuance of additional shares by Golden Harp to non-controlling interests, the Company’s ownership in Golden Harp decreased from 100% to 65.32% .

These transactions gave rise to a dilution loss of $749,584 and an increase in the non-controlling interest of $1,234,577.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

6.	SHARE CAPITAL

The authorized share capital of the Company consists of 100,000,000 common shares without par value.

	Number	Amount
	of shares	$
Issued as at May 31, 2005	35,345,256	10,971,353

Issued during fiscal 2006 for:
Cash
Flow-through private placements	3,610,000	902,500
Non-flow-through private placement	11,200,000	2,240,000
Stock options exercised	1,483,156	261,131
Warrants exercised	4,159,452	863,309
Share subscriptions receivable pursuant to shares issued for
option and warrants exercised	–	44,000
Mineral property option payment	200,000	36,000
Finders’ fees	852,470	170,494
Fair value of stock options exercised transferred from contributed		154,398
surplus	–
Flow-through shares renunciation	–	(958,536)
Share issuance costs	–	(244,777)
Issued as at May 31, 2006	56,850,334	14,439,872
Issued during fiscal 2007 for:

Cash
Flow-through private placements	6,754,083	1,789,832
Stock options exercised	550,000	122,500
Agent options exercised	670,726	134,516
Warrants exercised	568,078	142,063
Mineral property option payments	500,000	139,000
Finders’ fees	143,420	38,006
Agent warrants	–	(41,197)
Fair value of stock options exercised transferred from contributed
surplus	–	157,367
Flow-through shares renunciation	–	(610,460)
Share issuance costs	–	(108,818)
Issued as at May 31, 2007	66,036,641	16,202,681

For the year ended May 31, 2007:

(a)	On December 22, 2006, the Company completed a non-brokered private placement consisting of 6,754,083 flow-through units at $0.265 per unit for proceeds of $1,789,832. Each unit consists of one flow-through share and one-quarter of a non-flow-through share purchase warrant with one whole share purchase warrant exercisable at a price of $0.365 per share expiring on December 22, 2007.

In connection with the private placement, the Company paid $60,612 in finders’ fees, which consisted of 35,855 warrants, 143,420 non-flow-through finder’s units with the same terms and conditions as the financing, 641,558 finder’s warrants, and paid $10,200 in other share issuance costs. The fair value of the finder’s warrants under the Black-Scholes model was $39,016, recorded as a share issuance cost. Each finder’s warrant entitles the holder to purchase one non-flow-through common share for $0.365 per share for up to one year. The fair value of the share portion of the finder’s units are $38,006 recorded as finders’ fees and $2,181, represents share issuance cost, for the warrant portion calculated under the Black-Scholes model.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

6.	SHARE CAPITAL (continued)

For the year ended May 31, 2007: (continued)

	(b)	In the current year, 1,220,726 options were exercised at prices ranging from $0.20 to $0.25 per share for proceeds of $257,016. The fair value, when granted, of $157,367 was transferred to share capital from contributed surplus to reflect the exercise of these options.

	(c)	In the current year, 568,078 warrants were exercised at prices ranging from $0.25 to $0.30 per share for proceeds of $142,063.

	(d)	The Company issued 500,000 common shares pursuant to mineral property acquisition option agreements at a fair value ranging from $0.25 to $0.33 per share for a total fair value of $139,000.

For the year ended May 31, 2006:

	(a)	On August 3, 2005, the Company completed a brokered private placement and issued 650,000 non- flow-through units at $0.20 per unit and 1,250,000 flow-through units at $0.25 per unit for total proceeds of $442,500. Each non-flow-through unit consisted of one non-flow-through common share and one transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 on or before August 3, 2006. Each flow-through unit consisted of one flow- through share and one transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.50 per share expiring on August 3, 2007.

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

	(b)	On August 3, 2005, the Company completed a private placement and issued 2,075,000 non-flow- through units at $0.20 per unit for total proceeds of $415,000. Each unit consisted of one non-flow- through common share and one non-transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 per share expiring on August 3, 2006.

	(c)	In February 2006, the Company completed a non-brokered private placement consisting of 2,360,000 flow-through units at $0.25 per unit and 8,475,000 non-flow-through units at $0.20 per unit for total proceeds of $2,285,000. Each non-flow-through unit consisted of one non-flow-through common share and one-half transferable share purchase warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 per share expiring on February 1, 2008. Each flow-through unit consisted of one flow-through share and one-half transferable warrant entitling the holder to purchase one non-flow-through common share at a price of $0.30 per share expiring on December 29, 2007.

Share issuance costs included a finder’s fee of 8% of the gross proceeds payable, part of which consisted of 833,000 units valued at $0.20 per unit. In addition, the finder was granted 991,500 share purchase warrants to purchase non-flow through common shares at a price of $0.25 per share expiring February 1, 2008.

	(d)	The Company issued 200,000 common shares, pursuant to a mineral property option agreement at a fair value of $0.18 per share for a total fair value of $139,000.

	(e)	In fiscal 2006, 1,483,156 options were exercised at prices ranging from $0.20 to $0.25 per share for proceeds of $261,131. The fair value when granted of $154,398 was transferred to share capital from contributed surplus to reflect the exercise of these options.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

6.	SHARE CAPITAL (continued)

For the year ended May 31, 2006: (continued)

(f) In the fiscal 2006, 4,159,452 warrants were exercised at prices ranging from $0.20 to $0.25 per share for proceeds of $863,309.

The following weighted average assumptions were used for the Black-Scholes valuation of agent’s options issued during the year:

	2007	2006
Volatility percentage	–	79%
Risk-free interest rate	–	3.07%
Dividend yield	–	–
Expected life of options	–	2.0 years

There were no agents options issued in the current year.

7.	STOCK OPTIONS

	(a)	Stock option plan and stock options issued – International KRL Resources Corp.

The Company grants stock options to directors, officers, employees and consultants as compensation for services, pursuant to its Incentive Share Option Plan (the “Plan”). Options issued pursuant to the Plan must have an exercise price greater than or equal to the “Discounted Market Price” of the Company's stock on the grant date. The maximum discount allowed varies with share price, with a maximum of 25% and a minimum price of $0.10. Options have a maximum expiry period of up to ten years from the grant date. The number of options that may be issued under the Plan is limited to no more than 10% of the Company's issued and outstanding shares on the grant date.

Pursuant to the stock option plan, options granted in respect of investor relations activities are subject to vesting in stages over one year from the grant date with a maximum of one-quarter of the options vesting in any three month period. Vesting restrictions may also be applied to other options grants, at the discretion of the directors.

The following table summarizes the continuity of the Company’s stock options.

		Weighted Average
	Number	Exercise Price
	of shares	$
Outstanding, May 31, 2004	1,475,000	0.22

Granted	950,000	0.21
Forfeited/cancelled	(530,000)	0.26
Outstanding, May 31, 2005	1,895,000	0.21
Granted	3,925,000	0.42
Exercised	(720,000)	0.21
Forfeited/cancelled	(975,000)	0.23

Outstanding, May 31, 2006	4,125,000	0.41
Granted	950,000	0.38
Exercised	(550,000)	0.22
Forfeited/cancelled	(275,000)	0.23

Outstanding, May 31, 2007	4,250,000	0.44

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

7.	STOCK OPTIONS (continued)

At May 31, 2007, the following share purchase options were outstanding:

	Exercise Price
Number of Options	$	Expiry Date
500,000	0.25	July 8, 2007
500,000	0.45	August 15, 2007
500,000	0.60	August 15, 2007
1,000,000	0.45	January 30, 2008
250,000	0.50	March 3, 2008
550,000	0.50	April 18, 2008
250,000	0.45	July 5, 2008
100,000	0.25	September 18, 2008
600,000	0.38	March 23, 2009

4,250,000

Additional information regarding options outstanding as at May 31, 2007 is as follows:

		Outstanding and Exercisable
		Weighted		Weighted
		average		Average
		remaining		Exercise
Exercise Price	Outstanding	contractual life	Exercisable	Price
$	#	(years)	#	$

0.25	600,000	0.04	600,000	0.25
0.38	600,000	0.26	550,000	0.38
0.45	1,750,000	0.24	1,750,000	0.45
0.50	800,000	0.15	800,000	0.50
0.60	500,000	0.02	500,000	0.60
	4,250,000	0.73	4,200,000	0.44

The weighted average grant date fair value of options granted during the year was $0.13 (2006 – $0.10; 2005 - $0.12) per option.

The fair value for stock options granted was estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	2007	2006	2005
Risk free interest rate	4.07%	3.45%	3.08%
Expected life (in years)	2	2	2
Expected volatility	85%	83%	139%
Dividend yield	–	–	–

(b)	Stock option plan and stock options issued – Golden Harp Resources Inc.

Golden Harp grants stock options to directors, officers, employees and consultants for services, pursuant to its Incentive Share Option Plan (“the Plan”). Options issued pursuant to the Plan must have an exercise price greater than or equal to 85% of the fair market value per share of Golden Harp’s stock on the grant date. Options have a maximum expiry period of ten years from the grant date. The number of options that may be issued under the Plan is limited to 2,000,000 common shares. Vesting restrictions may be applied to the options at the discretion of the directors.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

7.	STOCK OPTIONS (continued)

	(b)	Stock option plan and stock options issued – Golden Harp Resources Inc. (continued) On July 31, 2006, Golden Harp issued 1,075,000 stock options.

At May 31, 2007, Golden Harp had the following share purchase options outstanding and exercisable:

Number of	Exercise Price	Expiry
options	$	date
1,075,000	0.10	July 31, 2011

The weighted average contract life remaining is 4.17 years.

The weighted average grant date fair value of options granted during the year was $0.08 per option. The fair value for stock options granted was estimated using the Black Scholes options pricing model using the following weighted average assumptions:

2007

Risk-free interest rate	4.04%
Expected life (in years)	4.93
Expected volatility	100%
Dividend yield	–

(c)	Stock-based compensation

Total stock-based compensation expense recognized for stock options granted during the year was $226,466 (2006 – $367,464; 2005 - $83,180). Stock-based compensation of $66,005 (2006 - $Nil; 2005 - $Nil) was capitalized to mineral properties for options granted and $160,461 was charged to operations for options granted to directors, officers and consultants of the Company. In fiscal 2005, an additional $244,607 of stock-based compensation expense was recognized for 1,482,250 agent options granted during the year.

(d)	Agent options

At May 31, 2007 there were 87,593 agent options outstanding, exercisable at $0.25 expiring August 3, 2007. Upon exercise, the Company will issue one common share and one share purchase warrant exercisable at $0.50 expiring August 3, 2007.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

8.	SHARE PURCHASE WARRANTS

The following table summarizes the continuity of the Company’s share purchase warrants:

		Weighted
		average
	Number of	exercise price
	shares	$

Balance, May 31, 2005	16,416,951	0.44
Issued with private placements	10,819,970	0.32
Issued upon the exercise of agent options	763,156	0.76
Exercised	(4,159,452)	0.21
Expired	(7,139,024)	0.34
Balance, May 31, 2006	16,701,601	0.48

Issued with private placements	1,688,521	0.37
Issued upon the exercise of agent options	670,726	0.79
Agent warrants	677,413	0.37
Exercised	(568,078)	0.25
Expired	(9,194,420)	0.64

Balance, May 31, 2007	9,975,763	0.34

As at May 31, 2007, the following share purchase warrants were outstanding:

	Exercise Price
Number of warrants	$	Expiry Date
1,257,407	0.50	August 3, 2007
95,000	0.50	August 7, 2007
2,365,934	0.365	December 22, 2007
1,180,000	0.30	December 29, 2007
424,297	0.25	February 1, 2008
4,653,125	0.30	February 1, 2008
9,975,763

A further 87,593 warrants would be issued upon the exercise of the agent options as described in Note 7(d).

The Company recognized a share issuance cost for the fair value of agents’ warrants issued as finder’s fees in connection with private placements. The amount calculated is recorded as a share issuance cost with a corresponding credit to contributed surplus. The Company uses the Black-Scholes option pricing model to estimate fair values of warrants using the following weighted average assumptions:

	2007	2006

Risk-free interest rate	3.95%	–
Expected life of warrants (in years)	1.0 year	–
Expected volatility	84.97%	–
Dividend yield	–	–

The weighted average fair value of the agent warrants issued during the year was $0.06 (2006 - $Nil).

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

9.	CONTRIBUTED SURPLUS

The following table summarizes the continuity of the Company’s contributed surplus:

Amount
$
Balance, May 31, 2005	369,899
Fair value of stock options granted	379,429
Fair value of stock options cancelled/forfeited	(58,565)
Fair value of stock options exercised transferred to share capital	(154,398)
Balance, May 31, 2006	536,365
Fair value of stock options granted	144,938
Fair value of stock options granted by Golden Harp	81,528
Fair value of agent warrants	41,197
Fair value of stock options exercised transferred to share capital	(157,367)
Balance, May 31, 2007	646,661

10.	RELATED PARTY TRANSACTIONS

	(a)	The Company paid (received) the following amounts to (from) related parties at their exchange amounts:

	Year Ended May 31,
	2007	2006	2005
	$	$	$
Management fees paid to directors and a company controlled by
a director	96,000	42,500	29,600
Property supervision fees paid to a company controlled by a
director	63,426	47,143	36,800
Rent reimbursement received from a company with common
officers and directors (included in office and miscellaneous)	(43,098)	(21,604)	(14,507)
	116,328	68,039	51,893

(b)	The Company incurred certain charges from a company controlled by the President. These charges have been recorded as exploration expenses and general and administration expenses as follows:

	Year Ended May 31,
	2007	2006	2005
	$	$	$
Amounts capitalized as mineral properties	417,280	–	–
Amounts charged to general and administration expenses	98,105	–	–

	515,385	–	–

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

10.	RELATED PARTY TRANSACTIONS (continued)

(c)	Due from (to) related parties

Year Ended May 31,

	2007	2006	2005
	$	$	$
Under the same arrangement as note 10 (b) the following amounts are due from a company controlled by the President of the Company:

Advances	97,755	–	–
Amount due for the purchase of mineral exploration equipment	297,427	–	–
Due from the related party	395,182	–	–
Amount due from directors	6,000	6,697	6,697
Amount due from (to) a company controlled by the President of the
Company	26,023	40,779	(5,100)
Amount due from a company with common officers and directors for
reimbursement of shared office costs and other expenditures.	9,106	23,975	11,207

	436,311	71,451	12,804

All of the above amounts due to the Company, are unsecured, non-interest bearing and due on demand.

(d)	Share subscriptions receivable of $Nil (2006 - $49,000; 2005 - $5,000) was due from officers/directors for shares issued pursuant to the exercise of options and warrants. The amount was non-interest bearing, unsecured and due on demand.

11.	INCOME TAXES

The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates:

		2007		2006		2005
Canadian statutory income tax rate		33.45%		34.12%		35.62%

	$		$		$
Income tax recoverable at statutory rate		901,100		248,459		216,935
Effect on income taxes due to:
Mineral property impairment		(320,661)		–		(6,412)
Share issuance costs		43,716		41,551		25,227
Prescribed resource loss		(15,478)		(21,964)		(35,085)
Taxable capital gains		(3,098)		(6,836)		–
Stock-based compensation		(53,674)		(109,479)		(120,139)
Dilution loss		(250,736)		–		–
Net deductible (non-deductible) expenses		(29,871)		(723,293)		16,298
Previously unrecognized tax losses		501,614		1,112,098		–
Valuation allowance		–		–		(96,824)
Income tax recoverable		772,912		540,536		–

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

11.	INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the future tax liability are as follows:

	2007	2006
	$	$

Non-capital losses carried forward	627,000	385,000
Resource pools	(1,152,000)	(803,000)
Property and equipment	13,000	–
Investment tax credit	56,000	–
Share issuance costs	120,000	–

Total future income tax liability	(336,000)	(418,000)
Valuation allowance	–	–

Net future income tax liability	(336,000)	(418,000)

The Company has approximately $1,874,000 of losses for tax purposes which may be used to reduce income taxes of future years and will expire as follows:

$
2008	65,000
2009	113,000
2010	315,000
2014	289,000
2015	281,000
2027	811,000
1,874,000

At May 31, 2007, the Company had cumulative Canadian Exploration Expenses of $17,000 which are deductible at a rate of 100% each year against future years’ taxable income and have no expiry date. At May 31, 2007, the Company had cumulative Canadian Development Expenses of $3,843,000 which are deductible at a rate of 30% each year against future years’ taxable income and have no expiry date.

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

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

12.	SEGMENT INFORMATION

The Company’s operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. The mineral properties are located in Canada: British Columbia, Ontario, Saskatchewan and the Yukon Territory.

13.	COMMITMENTS

During fiscal 2006, the Company entered into an office lease for a term of five years expiring July 31, 2011 at $3,057 per month. Minimum lease payments are as follows:

2008	$36,686
2009	36,686
2010	36,686
2011	36,686
2012	6,114

$152,858

14.	RESTATEMENT

During fiscal 2006, the Company changed its accounting policy to account for share issuance costs as an offset to consideration for share capital issued. Accordingly, the Company applied this change retrospectively and the 2005 financial statements were restated to give effect to a reduction of the opening balance of share capital of $243,137 and a corresponding reduction in the opening deficit by the same amount.

In addition, the 2005 share capital balance was decreased by $250,404 with a corresponding reduction in 2005 financing fees and expenses by the same amount.

	May 31, 2005		May 31, 2005
	As Reported	Adjustment	As Restated
	$	$	$

Balance Sheet
Share Capital	11,459,894	(488,541)	10,971,353
Share Subscriptions Receivable	–	(5,000)	(5,000)
Deficit	(6,315,527)	493,541	(5,821,986)

	Year Ended		Year Ended
	May 31, 2005		May 31, 2005
	As Reported	Adjustment	As Restated
	$	$	$
Statement of Operations
Financing fees and expenses	250,404	(250,404)	-
Net Loss for the Year	(859,431)	250,404	(609,027)
Deficit, Beginning of Year	(5,456,096)	243,137	(5,212,959)

Deficit, End of Year	(6,315,527)	493,541	(5,821,986)

Basic and diluted net loss per share changed from $(0.03) to $(0.02) resulting from the restatement.

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP. The material differences between Canadian and US GAAP and the rules and regulations of the Securities and Exchange Commission affecting the Company’s consolidated financial statements are summarized as follows:

Balance Sheets	As at May 31,
	2007	2006
	$	$
Total assets under Canadian GAAP	10,701,277	9,467,561
Available-for-sale securities (a)	13,507	44,940
Decrease in mineral properties due to expensing of mineral property
costs (b)	(7,004,971)	(5,561,034)
Total assets under US GAAP	3,709,813	3,951,467

Total liabilities under Canadian GAAP	547,958	549,966
Flow-through shares (c)	–	288,323
Total liabilities under US GAAP	547,958	838,289
Shareholders’ equity under Canadian GAAP	8,945,122	8,917,595
Available-for-sale securities (a)	13,507	44,940
Cumulative mineral properties adjustment (b)	(7,004,971)	(5,561,034)
Increase in share capital related to flow-through shares (c)	578,017	–
Increase in deficit related to future income tax on flow-through shares (c)	(578,017)	(288,323)
Total shareholders’ equity under US GAAP	1,953,658	3,113,178

Statements of Operations
			(Restated –
			Note 14)
	Year Ended	Year Ended	Year Ended
	May 31,	May 31,	May 31,
	2007	2006	2005
	$	$	$
Net loss under Canadian GAAP	(1,894,578)	(187,656)	(609,027)
Mineral property costs expensed and written off (b)	(2,402,566)	(1,537,758)	(852,753)
Mineral properties written off	958,629	–	18,000
Future income tax expense related to flow-through
shares (c)	(578,017)	(288,323)	–
Net loss in accordance with US GAAP	(3,916,532)	(2,013,737)	(1,443,780)

Net loss per share under US GAAP	(0.06)	(0.05)	(0.06)

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

			(Restated –
			Note 14)
	Year Ended	Year Ended	Year Ended
	May 31,	May 31,	May 31,
	2007	2006	2005
Statements of Cash Flows	$	$
Operating Activities
Operating activities under Canadian GAAP	(1,215,744)	(556,196)	(325,292)
Impairment of mineral property acquisition costs	483,929	78,717	–
Deferred exploration and acquisition costs (b)	(2,791,488)	(1,506,508)	(852,753)
Operating activities under US GAAP	(3,523,303)	(1,983,987)	(1,178,045)

Investing Activities
Investing activities under Canadian GAAP	(2,255,519)	(2,294,866)	(2,035,724)
Deferred exploration (b)	2,307,559	1,427,791	852,753
Investing activities under US GAAP	52,040	(867,075)	(1,182,971)

Financing Activities
Financing activities under Canadian and US GAAP	2,732,544	4,192,657	2,067,638

(a)	Comprehensive income

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

						(Restated –
						Note 14)
		Year Ended		Year Ended		Year Ended
		May 31,		May 31,		May 31,
		2007		2006		2005
	$		$		$
Net loss under US GAAP		(3,916,532)		(2,013,737)		(1,443,780)
Other comprehensive income:
Unrealized gain on marketable securities		13,507		44,940		–
Comprehensive loss under US GAAP		(3,903,025)		(1,968,797)		(1,443,780)

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	(b)	Mineral property expenditures

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

US GAAP

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

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

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	(d)	Recent accounting pronouncements (continued)

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

INTERNATIONAL KRL RESOURCES CORP.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2007, 2006 AND 2005
(Expressed in Canadian Dollars)

15.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	(d)	Recent accounting pronouncements (continued)

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

New CICA Handbook Section 3865, Hedges, provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date for this section is for fiscal years beginning on or after October 1, 2006. The Company does not currently have any hedging relationships.

New CICA Handbook Section 1530, Comprehensive Income, introduces a requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. In 2006, the Company had investments in shares of arm’s-length corporations that may be classified as available for sale investments. The Company would be required to recognize unrealized gains and losses on these securities and include these amounts in comprehensive income. The effective date for this section is for fiscal years beginning on or after October 1, 2006. Implementation of this section will more closely align Canadian GAAP with U.S. GAAP.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

International KRL Resources Corp.; SEC File No. 0-50902
Registrant

Dated: December 27, 2007	By /s/ Seamus Young__
Seamus Young, President/Director

Dated: December 27, 2007	By /s/ Judith T. Mazvihwa__
Judith T. Mazvihwa, Director